     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1998
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                               BUDGET GROUP, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

              DELAWARE                                7514                               59-3227576
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)              Identification Number)

                          125 BASIN STREET, SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                                 (904) 238-7035
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                 SANFORD MILLER
                           CHAIRMAN OF THE BOARD AND
                            CHIEF EXECUTIVE OFFICER
                               BUDGET GROUP, INC.
                          125 BASIN STREET, SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                                 (904) 238-7035
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

             JEFFREY M. STEIN                                   ROBERT L. APRATI
              KING & SPALDING                               EXECUTIVE VICE PRESIDENT,
           191 PEACHTREE STREET                                  GENERAL COUNSEL
          ATLANTA, GEORGIA 30303                               BUDGET GROUP, INC.
              (404) 572-4600                                  4225 NAPERVILLE ROAD
                                                              LISLE, ILLINOIS 60532
                                                                 (630) 955-7570

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.
    If any securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

                                                                            PROPOSED          PROPOSED
                                                                            MAXIMUM            MAXIMUM         AMOUNT OF
                TITLE OF EACH CLASS OF                   AMOUNT TO BE    OFFERING PRICE       AGGREGATE       REGISTRATION
              SECURITIES TO BE REGISTERED                REGISTERED(1)    PER UNIT(2)     OFFERING PRICE(2)      FEE(2)
              ---------------------------                -------------   --------------   -----------------   ------------
Class A Common Stock, $.01 par value per share, and
  Warrants to purchase shares of Class A Common
  Stock................................................   4,605,946          $22.05        $101,554,000         $29,959
Class A Common Stock, $.01 par value per share, and
  Warrants to purchase shares of Class A Common
  Stock................................................      (3)                 --             --                   --

(1) This amount is based upon the maximum number of shares of Class A Common Stock and Warrants anticipated to be issued pursuant to the Agreement and Plan of Merger dated March 4, 1998 (as amended on March 16, 1998, the "Merger Agreement") by and among Budget Group, Inc., BDG Corporation, Ryder TRS, Inc., Questor Partners Fund, L.P., Questor Side-by-Side Partners and Madison Dearborn Capital Partners, L.P. The actual number of shares of Class A Common Stock and Warrants to be issued pursuant to the Merger Agreement will vary depending on various factors described in the attached Proxy Statement/Prospectus.
(2) Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based on the aggregate book value of Ryder TRS, Inc. Common Stock, $0.01 par value per share, which was $101,554,000 as of December 31, 1997.
(3) Such indeterminate additional number of shares of Class A Common Stock and Warrants to purchase shares of Class A Common Stock as may be issuable in accordance with the terms of the Merger Agreement. Such shares of Class A Common Stock and Warrants will, if issued, be issued for no additional consideration and therefore no registration fee is required.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

[BUDGET LOGO]

                                                                          , 1998

Dear Stockholder:

     We cordially invite you to attend a Special Meeting (the "Special Meeting") of Stockholders of Budget Group, Inc. (the "Company"). The Special Meeting will be held at the Company's offices at 125 Basin Street, Suite 210, Daytona Beach,
Florida 32114 on             , 1998, beginning at 10:00 a.m. local Daytona Beach
time.

     The attached Notice of Special Meeting and Proxy Statement fully describes the formal business to be transacted at the Special Meeting, which includes (i) the approval of an amendment (the "Certificate Amendment") to the Company's Certificate of Incorporation to increase the authorized number of shares of Class A Common Stock which the Company may issue from 35,000,000 to 70,000,000;
(ii) the approval of an amendment (the "Incentive Plan Amendment") to the Company's 1994 Incentive Stock Option Plan to increase the maximum number of shares of Class A Common Stock and Class B Common Stock available for grant under such plan to 3,500,000 shares; (iii) the approval of an amendment (the "Directors' Plan Amendment" and, together with the Incentive Plan Amendment, the "Plan Amendments") to the Company's 1994 Directors' Stock Option Plan to increase the maximum number of shares of Budget Class A Common Stock available for grant under such plan to 300,000 shares; and (iv) to transact any other business which may properly be brought before the Special Meeting or any adjournments thereof.

     The Certificate Amendment is necessary in order to issue the maximum number of shares of Common Stock contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated March 4, 1998, as amended on March 16, 1998, by and among the Company, BDG Corporation, Ryder TRS, Inc. and certain other parties. The terms of the Merger Agreement are described in the accompanying Proxy Statement/ Prospectus. The Certificate Amendment is also necessary to effect each of the Plan Amendments. Details of the Certificate Amendment and each of the Plan Amendments are included in the accompanying Proxy Statement/Prospectus.

     THE APPROVAL AND ADOPTION OF EACH OF THE PLAN AMENDMENTS IS CONTINGENT UPON THE APPROVAL AND ADOPTION OF THE CERTIFICATE AMENDMENT. UNLESS THE CERTIFICATE AMENDMENT IS APPROVED AND ADOPTED BY THE COMPANY'S STOCKHOLDERS AT THE SPECIAL MEETING, NEITHER OF THE PLAN AMENDMENTS WILL BE EFFECTED BY BUDGET.

     THE BOARD OF DIRECTORS ASKS THAT YOU VOTE "FOR" THE CERTIFICATE AMENDMENT AND THE PLAN AMENDMENTS AS DESCRIBED IN THE ENCLOSED NOTICE OF SPECIAL MEETING AND PROXY STATEMENT.

     It is important that your shares be represented at the Special Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed Proxy and return it in the enclosed postage prepaid envelope. If you attend the Special Meeting and vote in person, your Proxy will not be used. The prompt return of your Proxy will save the expense involved in further communication.

     Your Board of Directors and I look forward to seeing you at the Special
Meeting on   , 1998.

                                          Very truly yours,

                                          SANFORD MILLER
                                          Chairman of the Board and
                                          Chief Executive Officer

                               BUDGET GROUP, INC.
                                125 BASIN STREET
                                   SUITE 210
                          DAYTONA BEACH, FLORIDA 32114

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                              TO BE HELD    , 1998

TO THE STOCKHOLDERS OF BUDGET GROUP, INC.

     NOTICE IS HEREBY GIVEN that a Special Meeting (the "Special Meeting") of Stockholders of Budget Group, Inc., a Delaware corporation (the "Company"), will be held at the Company's offices at 125 Basin Street, Suite 210, Daytona Beach,
Florida 32114 on             , 1998, beginning at 10:00 a.m. local Daytona Beach
time for the following purposes:

          1. To approve an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Class A Common Stock which the Company may issue from 35,000,000 to 70,000,000.

          2. To approve amendments to the Company's 1994 Incentive Stock Option Plan to increase the maximum number of shares of Class A Common Stock and Class B Common Stock available for grant under such plan to 3,500,000 shares. At present, the maximum number of shares of Budget Common Stock that may be made subject to options granted under the Incentive Plan is 1,750,000 shares.

          3. To approve an amendment to the Company's 1994 Directors' Stock Option Plan to increase the maximum number of shares of Budget Class A Common Stock available for grant under such plan to 300,000 shares. At present, the maximum number of shares of Budget Class A Common Stock that may be made subject to options granted under the Director's Plan is 150,000 shares.

          4. To transact any other business which may properly be brought before the Special Meeting or any adjournments thereof.

     Stockholders of record at the close of business on   , 1998 (the
"Stockholders") are entitled to notice of and to vote at the Special Meeting.
During the period from        , 1998 until the Special Meeting, a list of
Stockholders will be open for the examination by any Stockholder during ordinary business hours, at the Company's offices at 125 Basin Street, Suite 210, Daytona Beach, Florida 32114.

                                          By Order of the Board of Directors,

                                          SANFORD MILLER
                                          Chairman of the Board and
                                          Chief Executive Officer

Daytona Beach, Florida
  , 1998.

EACH STOCKHOLDER IS URGED TO COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, THE PROXY WILL NOT BE USED. IF THE PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE IS REQUIRED. THE PROMPT RETURN OF YOUR PROXY WILL SAVE THE EXPENSE INVOLVED IN FURTHER COMMUNICATION.

                               BUDGET GROUP, INC.
                                PROXY STATEMENT
                             SPECIAL MEETING TO BE
                           HELD ON            , 1998

                             ---------------------

                               BUDGET GROUP, INC.
                                   PROSPECTUS

                         SHARES OF CLASS A COMMON STOCK
                              WARRANTS TO PURCHASE
                         SHARES OF CLASS A COMMON STOCK

                             ---------------------

                                RYDER TRS, INC.
                             INFORMATION STATEMENT

                             ---------------------

    This Proxy Statement/Prospectus/Information Statement (this "Proxy Statement/Prospectus") is being furnished to the holders of record (the "Budget
Stockholders") as of the close of business on             , 1998 (the "Budget
Record Date") of the Class A Common Stock, par value $.01 per share ("Budget Class A Common Stock"), and Class B Common Stock, par value $.01 per share ("Budget Class B Common Stock", and, together with Budget Class A Common Stock, "Budget Common Stock"), of Budget Group, Inc. ("Budget") in connection with the solicitation of proxies by the Board of Directors of Budget (the "Budget Board")
for use at a special meeting of Budget Stockholders to be held on           ,
1998 and at any adjournment or postponement thereof (the "Budget Special Meeting").

    At the Budget Special Meeting, the Budget Stockholders will be asked to consider and vote upon a proposal to approve and adopt an amendment to Budget's Amended and Restated Certificate of Incorporation (the "Budget Certificate"), pursuant to which the number of shares of Budget Class A Common Stock that Budget would be authorized to issue would be increased from 35,000,000 to 70,000,000 (the "Certificate Amendment"). The purpose of the Certificate Amendment, in part, is to provide for sufficient authorized shares of Budget Class A Common Stock to issue the maximum number of shares of Budget Class A Common Stock contemplated by the Agreement and Plan of Merger dated as of March 4, 1998, (as amended on March 16, 1998, the "Merger Agreement") by and among Budget, BDG Corporation ("Sub"), a wholly-owned subsidiary of Budget, Ryder TRS, Inc. ("Ryder") and Questor Partners Fund, L.P. ("Questor Partners"), Questor Side-by-Side Partners, L.P. ("Questor Side-by-Side", and, together with Questor Partners, "Questor") and Madison Dearborn Capital Partners, L.P. ("Madison," and together with Questor, the "Significant Stockholders") pursuant to which Sub will merge (the "Merger") with and into Ryder. Ryder would be the surviving corporation in the Merger and would become a wholly-owned subsidiary of Budget. The Certificate Amendment is also needed to provide for sufficient authorized shares of Budget Class A Common Stock to issue pursuant to the proposed amendments, discussed below, to Budget's 1994 Incentive Stock Option Plan and 1994 Directors' Stock Option Plan.

    If the Merger is consummated, all of the outstanding shares of common stock, par value $.01 per share of Ryder ("Ryder Common Stock"), will be converted into shares of Budget Class A Common Stock ("Merger Shares"), cash, warrants to purchase Budget Class A Common Stock and additional consideration (collectively, the "Aggregate Merger Consideration") as follows: (i) an amount payable on the date (the "Closing Date") of the closing of the Merger (the "Closing") equal to either (a) if the Certificate Amendment is approved by the Budget Stockholders 3,605,946 shares of Budget Class A Common Stock (the "Maximum Merger Shares") plus $125,000,000 in cash (less any cash payable to holders of options as described below) (the "Minimum Cash Consideration") or (b) if the Certificate Amendment is not approved by the Budget Stockholders, 1,332,909 shares of Budget Class A Common Stock (the "Minimum Merger Shares") plus $200,000,000 in cash (less any cash payable to holders of options as described below) (the "Maximum Cash Consideration"), (ii) warrants to initially purchase 1,000,000 shares of Budget Class A Common Stock ("Warrants") having a value of up to $20,000,000, depending on the price of Budget Class A Common Stock 20 months after the Closing, and (iii) additional consideration payable after the Closing in certain circumstances in which the market price of Budget Class A Common Stock declines below $32.9955 per share. The Aggregate Merger Consideration is subject to certain adjustments as described in this Proxy Statement/Prospectus.

    At the Budget Special Meeting, Budget Stockholders will also be asked to consider and vote upon a proposal to approve and adopt an amendment to Budget's 1994 Incentive Stock Option Plan (the "Incentive Plan") to increase the number of shares of Budget Common Stock authorized for issuance thereunder to 3,500,000 (the "Incentive Plan Amendment"). At present, the maximum number of shares of Budget Common Stock that may be made subject to options granted under the Incentive Plan is 1,750,000 shares. The approval and adoption of the Incentive Plan Amendment is contingent upon the approval and adoption of the Certificate Amendment. However, the approval and adoption of the Certificate Amendment is not contingent upon the approval and adoption of the Incentive Plan Amendment.

    At the Budget Special Meeting, Budget Stockholders will also be asked to consider a proposal to adopt an amendment to Budget's 1994 Directors' Stock Option Plan (the "Directors' Plan") to increase the number of shares of Budget Class A Common Stock authorized for issuance thereunder to 300,000 (the "Directors' Plan Amendment" and, together with the Incentive Plan Amendment, the "Plan Amendments"). At present, the maximum number of shares of Budget Class A Common Stock that may be made subject to options granted under the Directors' Plan is 150,000 shares. The approval and adoption of the Directors' Plan Amendment is contingent upon the approval and adoption of the Certificate Amendment. However, the approval and adoption of the Certificate Amendment is not contingent upon the approval and adoption of the Directors' Plan Amendment.
                                                        (continued on next page)

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR A DISCUSSION OF CERTAIN INFORMATION RELEVANT TO OWNERSHIP OF BUDGET CLASS A COMMON STOCK AND THE MERGER. NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR ANY STATE
 SECURITIES REGULATOR HAS APPROVED THE SHARES OF BUDGET CLASS A COMMON STOCK OR
      THE WARRANTS TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY
                 STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE.

    This Proxy Statement/Prospectus also constitutes an Information Statement furnished by Ryder to the Ryder Stockholders relating to the Merger. On March 3, 1998, holders of 88.8% of the Ryder Common Stock eligible to vote for the Merger executed a written consent (the "Written Consent") in lieu of a stockholder meeting pursuant to Section 228 of the Delaware General Corporation Law (the "DGCL") approving the Merger Agreement and the Merger. NO PROXY OR CONSENT IS BEING SOLICITED BY THE BOARD OF DIRECTORS OF RYDER (THE "RYDER BOARD") WITH RESPECT TO THE MERGER.

    Budget has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with the Commission covering the shares of Budget Class A Common Stock and Warrants to purchase shares of Budget Class A Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus also constitutes a prospectus of Budget filed as part of the Registration Statement relating to the issuance of shares of Budget Class A Common Stock and Warrants to Ryder Stockholders pursuant to the terms of the Merger Agreement.

    THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND THE ACCOMPANYING PROXY CARD
IS           , 1998 AND THEY ARE FIRST BEING MAILED TO THE BUDGET STOCKHOLDERS
ON OR ABOUT           , 1998.

(continued from previous page)

    You should rely only on the information contained or incorporated by reference in this Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated
  , 1998. You should not assume that the information contained in the Proxy Statement/Prospectus is accurate as of any date other than that date, and neither the mailing of this Proxy Statement/Prospectus to Budget Stockholders and Ryder Stockholders nor the issuance of shares of Budget Class A Common Stock in the Merger shall create any implication to the contrary. This Proxy Statement/ Prospectus is not an offer to sell or a solicitation of an offer to purchase Budget Class A Common Stock or Warrants in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it would be unlawful.

    Information contained in this Proxy Statement/Prospectus regarding Budget has been furnished by Budget, and information contained in this Proxy Statement/Prospectus regarding Ryder has been furnished by Ryder.

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE GENERAL COUNSEL AND SECRETARY, BUDGET GROUP, INC., 125 BASIN STREET, SUITE 210, DAYTONA BEACH, FLORIDA 32114. IN ORDER TO ENSURE TIMELY
DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY       , 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................   15
Selected Historical Financial Data of Budget................   21
Selected Historical Financial Data of BRACC.................   22
Selected Historical Financial Data of Ryder.................   23
Notes to Selected Financial Data of Ryder...................   25
Unaudited Pro Forma Consolidated Financial Statements.......   26
Pro Forma Consolidated Balance Sheet........................   27
Notes to Pro Forma Consolidated Balance Sheet...............   28
Pro Forma Consolidated Statement of Operations..............   29
Notes to Pro Forma Consolidated Statement of Operations.....   30
General Information.........................................   32
The Budget Special Meeting..................................   32
The Certificate Amendment (Proposal No. 1)..................   33
The Incentive Plan Amendment (Proposal No. 2)...............   35
The Directors' Plan Amendment (Proposal No. 3)..............   40
The Merger..................................................   43
Comparison of Rights of Holders of Budget Class A Common
  Stock and Ryder Common Stock..............................   57
Business of Budget..........................................   63
Business of Ryder...........................................   65
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Ryder........................   72
Ownership of Ryder Capital Stock............................   76
Directors and Executive Officers Following the Merger.......   79
Experts.....................................................   80
Legal Matters...............................................   81
Where You Can Find More Information.........................   81
Stockholder Proposals.......................................   82
Index to Consolidated Financial Statements..................  F-1
Annex A -- Certificate of Amendment.........................  A-1
Annex B -- Agreement and Plan of Merger.....................  B-1
Annex C -- 1994 Incentive Stock Option Plan with Proposed
  Amendments................................................  C-1
Annex D -- 1994 Directors' Stock Option Plan with Proposed
  Amendments................................................  D-1
Annex E -- Section 262 of the Delaware General Corporation
  Law.......................................................  E-1

                                    SUMMARY

     Certain matters discussed in this Proxy Statement/Prospectus with respect to the Merger are forward-looking statements within the meaning of the federal securities laws. Although Budget and Ryder believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they can give no assurance that their expectations will be achieved. Factors that could cause actual results to differ materially from Budget's and Ryder's current expectations include, but are not limited to, general economic conditions and other risks described in this document under the heading "Risk Factors" (Page 15) or included from time to time in Budget's reports filed with the Commission, including its annual reports on Form 10-K. This summary highlights selected information from this Proxy Statement/Prospectus, and may not contain all of the information that is important to you. To better understand the Certificate Amendment, the Plan Amendments and the Merger, you should read this entire document carefully, as well as those additional documents to which we refer you. See "Where You Can Find More Information." (Page 81.)

     Q: WHY IS BUDGET AMENDING ITS CERTIFICATE OF INCORPORATION? (See Page 33.)

     A: The Certificate Amendment is needed in order to issue the Maximum Merger Shares pursuant to the Merger Agreement, as well as to have sufficient authorized shares of Budget Class A Common Stock for issuance pursuant to the Plan Amendments. Although the Certificate Amendment is not a condition to the Merger, if the Certificate Amendment is not approved, Budget will be required to pay a greater portion of the Aggregate Merger Consideration in cash instead of shares of Budget Class A Common Stock. The Certificate Amendment is also desirable so that there will be sufficient authorized shares for a variety of other corporate purposes, including to obtain financing to consummate future acquisitions and to facilitate the growth and expansion of Budget.

     Q: WHY IS BUDGET AMENDING THE INCENTIVE PLAN? (See Page 35.)

     A: The Incentive Plan Amendment is required in order to have sufficient shares of Budget Common Stock for issuance pursuant to previous option grants under the Incentive Plan, as well as to provide for additional available shares of Budget Common Stock for future grants of stock options to purchase Budget Common Stock. The Budget Board believes that grants of stock options are an effective method to attract and retain key employees and that the availability of shares of Budget Common Stock for future grants under the Incentive Plan is important to Budget's business prospects and operations.

     Q: WHY IS BUDGET AMENDING THE DIRECTORS' PLAN? (See Page 40.)

     A: The Directors' Plan Amendment is required in order to have sufficient shares of Budget Class A Common Stock for issuance pursuant to previous option grants under the Incentive Plan, as well as to provide for additional available shares of Budget Common Stock for future grants of stock options to purchase Budget Class A Common Stock. The Budget Board believes that grants of stock options are an effective method to attract and retain qualified outside directors and that the availability of shares of Budget Class A Common Stock for future grants under the Directors' Plan is important to Budget's business prospects and operations.

     Q: WHY IS BUDGET ACQUIRING RYDER? (See Page 44.)

     A: The Budget Board believes that the Merger is in the best interests of Budget and the Budget Stockholders. The Merger is expected to complement and enhance Budget's existing truck rental business and to result in significant synergies and cost savings.

     Q: IS THE MERGER CONTINGENT ON THE APPROVAL OF THE CERTIFICATE AMENDMENT?

     A: No. The consummation of the Merger is not contingent on the approval of the Certificate Amendment. However, as described below, the nature of the consideration to be received by Ryder Stockholders for their shares of Ryder Common Stock will vary depending on whether the Certificate Amendment is approved.

     Q: ARE THE PLAN AMENDMENTS CONTINGENT ON THE APPROVAL OF THE CERTIFICATE AMENDMENT?

     A: Yes. If the Certificate Amendment is not approved, there will be insufficient authorized shares of Budget Class A Common Stock to issue shares pursuant to the Plan Amendments. Therefore, if the Certificate Amendment is not approved, neither of the Plan Amendments will be effected by Budget.

     Q: WHAT IS THE CONSIDERATION THAT RYDER STOCKHOLDERS WILL RECEIVE FOR THEIR SHARES OF RYDER COMMON STOCK? (See Pages 45-46.)

     A: Ryder Stockholders will receive a combination of cash, Budget Class A Common Stock and Warrants to purchase Budget Class A Common Stock with an aggregate value (as of the date of the Merger Agreement) of up to approximately $264,000,000. If the Certificate Amendment is approved, Ryder Stockholders will receive the Maximum Merger Shares and the Minimum Cash Consideration. If the Certificate Amendment is not approved, Ryder Stockholders will receive the Minimum Merger Shares and the Maximum Cash Consideration. The Aggregate Merger Consideration will be subject to adjustment following the Closing Date to reflect changes in the price of Budget Class A Common Stock, possible indemnity claims and other matters. Each Ryder Stockholder will receive a pro rata share of the Aggregate Merger Consideration, based on the number of shares of Ryder Common Stock held by such Ryder Stockholder and the total number of shares of Ryder Common Stock outstanding.

     Q: WHAT DO BUDGET STOCKHOLDERS NEED TO DO NOW? (See Page 32.)

     A: Just mail your signed proxy card in the enclosed return envelope as soon as possible, so that we may vote your shares at the Special Meeting. Budget's Board unanimously recommends that you vote in favor of the Certificate Amendment and each of the Plan Amendments.

     Q: WHAT DO RYDER STOCKHOLDERS NEED TO DO NOW? (See Page 54.)

     A: Ryder Stockholders should read this Proxy Statement/Prospectus carefully and determine whether they desire to receive the Merger Consideration or whether they desire to exercise their appraisal rights under Delaware law.

     Q: CAN BUDGET STOCKHOLDERS CHANGE THEIR VOTES AFTER THEY HAVE MAILED A SIGNED PROXY CARD?

     A: Yes. Budget Stockholders can change their vote at any time before the Special Meeting. Budget Stockholders can do so in one of three ways. First, a Budget Stockholder can send a written notice to the Secretary of Budget at the address below stating that he or she would like to revoke his or her proxy. Second, a Budget Stockholder can complete a new proxy card and send it to the Secretary of Budget at the address below. Third, a Budget Stockholder can attend the Special Meeting and vote in person. Budget Stockholders should send any written notice revoking your proxy, or any request for a new proxy card, to the Secretary of Budget at the following address:

     Budget Group, Inc., 125 Basin Street, Suite 210, Daytona Beach, Florida 32114.

     Q: SHOULD RYDER STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

     A: No. After the Merger takes place, Ryder Stockholders will receive instructions on how to exchange their shares of Ryder Common Stock for cash, shares of Budget Class A Common Stock and Warrants. Ryder Stockholders in attendance or represented at the Closing who surrender for cancellation certificates of Ryder Common Stock at such time will receive the cash, shares of Budget Class A Common Stock and Warrants payable with respect to such certificates at the Closing.

     Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

     A: We are working to complete the Merger in the second quarter of 1998. However, it is possible that delays in obtaining regulatory approvals or other consents could require us to postpone the Merger until a later time. In any case, Budget Stockholders should mail their signed proxy cards as soon as possible for the Special Meeting.

     Q: WHERE CAN I FIND MORE INFORMATION ABOUT RYDER AND BUDGET? (See page 81.)

     A: Budget's most recent Annual Report on Form 10-K and certain other documents containing information on Budget are incorporated by reference in this Proxy Statement/Prospectus. Ryder is not eligible for incorporation of information by reference into this Proxy Statement/Prospectus under the federal securities laws. Therefore, detailed information about Ryder is contained in this Proxy Statement/Prospectus. Ryder Stockholders also may obtain copies of Ryder's most recent Annual Report on Form 10-K if they desire. You may obtain copies of these documents by requesting them in writing or by telephone from Ryder (303-376-7003) or Budget (904-238-7035), as the case may be.

                              GENERAL INFORMATION

     This Proxy Statement/Prospectus is being furnished to the Budget Stockholders in connection with the solicitation of proxies by the Budget Board for approval and adoption of (i) the Certificate Amendment, (ii) the Incentive Plan Amendment and (iii) the Directors' Plan Amendment. The Certificate Amendment is necessary in order to issue the Maximum Merger Shares and to issue shares of Budget Class A Common Stock in connection with the Plan Amendments.

     This Proxy Statement/Prospectus also constitutes the Information Statement of Ryder furnished to the Ryder Stockholders. PROXIES ARE NOT BEING SOLICITED FROM THE RYDER STOCKHOLDERS WITH RESPECT TO THE MERGER.

     This Proxy Statement/Prospectus also constitutes the Prospectus of Budget with respect to the shares of Budget Class A Common Stock and Warrants to be issued in the Merger. Information in this Proxy Statement/Prospectus with respect to Budget has been supplied by Budget. Information in this Proxy Statement/Prospectus with respect to Ryder has been supplied by Ryder.

                           THE BUDGET SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The Budget Special Meeting will be held at Budget's offices at 125 Basin
Street, Suite 210, Daytona Beach, Florida 32114 on          , 1998, beginning at
10:00 a.m. local Daytona Beach time. At the Budget Special Meeting, Budget Stockholders will be asked to consider and vote upon proposals to (i) approve and adopt the Certificate Amendment, (ii) approve and adopt the Incentive Plan Amendment, and (iii) approve and adopt the Directors' Plan Amendment. Copies of the Certificate Amendment, the Incentive Plan, as proposed to be amended by the Incentive Plan Amendment, and the Directors' Plan, as proposed to be amended by the Directors' Plan Amendment, are attached hereto as Annex A, Annex C and Annex D, respectively, and are incorporated herein by this reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of Budget Common Stock at the close of
business on           , 1998 (the "Budget Record Date") are entitled to notice
of and to vote at the Budget Special Meeting. As of the Budget Record Date,
there were           shares of Budget Class A Common Stock issued and
outstanding held by approximately      holders of record, and 1,936,600 shares
of Budget Class B Common Stock issued and outstanding held by three holders of record. Holders of record of Budget Class A Common Stock on the Budget Record Date are entitled to one vote per share on any matter that may properly come before the Budget Special Meeting. Holders of record of Budget Class B Common Stock on the Budget Record Date for the Budget Special Meeting are entitled to ten votes per share on any matter that may properly come before the Budget Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the combined voting power of the Budget Common Stock outstanding and entitled to vote at the Budget Special Meeting as of the Budget

Record Date is necessary to constitute a quorum at the Budget Special Meeting. If a quorum is present (i) the affirmative vote of the holders of a majority of the combined voting power of the shares of Budget Common Stock outstanding on the Budget Record Date and the affirmative vote of a majority of the Budget Class A Common Stock outstanding on the Budget Record Date voting separately as a class is required to approve the Certificate Amendment and (ii) the affirmative vote of the holders of a majority of the combined voting power of the shares of the Budget Common Stock present in person or by proxy at the Budget Special Meeting is required to approve each of the Plan Amendments. As of the Budget Record Date, the executive officers and directors of Budget
beneficially owned an aggregate of             shares of Budget Class A Common
Stock, or approximately      % of the shares of Budget Class A Common Stock then
outstanding, and an aggregate of 1,936,600 shares of Budget Class B Common
Stock, for approximately      % of the total combined voting power of the shares
of Budget Class A Common Stock and Budget Class B Common Stock then outstanding. Each of the executive officers and directors of Budget has advised Budget that he intends to vote his shares of Budget Common Stock in favor of the proposals to approve and adopt the Certificate Amendment and the Plan Amendments. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. Broker non-votes occur when a broker or other nominee holding shares for a beneficial owner does not vote on a proposal because the beneficial owner has not checked the applicable box on the proxy. With respect to the Certificate Amendment, abstentions and broker non-votes will have the effect of a vote "AGAINST" such Proposal. With respect to each of the Plan Amendments, abstentions will have the effect of a vote "AGAINST" such Proposals and broker non-votes will not be considered entitled to vote and thus will not be counted as a vote "FOR" or "AGAINST" such Proposals.

     THE APPROVAL AND ADOPTION OF EACH OF THE PLAN AMENDMENTS IS CONTINGENT ON THE APPROVAL AND ADOPTION OF THE CERTIFICATE AMENDMENT. UNLESS THE CERTIFICATE AMENDMENT IS APPROVED AND ADOPTED BY THE BUDGET STOCKHOLDERS AT THE BUDGET SPECIAL MEETING, NEITHER OF THE PLAN AMENDMENTS WILL BE EFFECTED BY BUDGET.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the Budget Special Meeting is enclosed with the copies of this Proxy Statement/Prospectus being sent to Budget Stockholders. All shares of Budget Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated on a signed proxy, such shares will be voted "FOR" approval of the Certificate Amendment and each of the Plan Amendments and, in the discretion of the proxy holder, as to any other matter which may properly come before the Budget Special Meeting. The Budget Board is not aware of any other matters which may be presented for action at the Budget Special Meeting, but if other matters do come properly before the Budget Special Meeting it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the Budget Secretary or by submitting a proxy having a later date or by such person appearing at the Budget Special Meeting and electing to vote in person.

                   THE CERTIFICATE AMENDMENT (PROPOSAL NO. 1)

     Budget's authorized capital stock is currently 37,750,000 shares, consisting of 37,500,000 shares of Budget Common Stock and 250,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Of the authorized shares of Budget Common Stock, 35,000,000 shares are currently designated Budget Class A Common Stock and 2,500,000 shares are designated Budget Class B Common Stock. The Budget Board has adopted, subject to Budget Stockholder approval, the Certificate Amendment to increase the number of authorized shares of Budget Class A Common Stock from 35,000,000 to 70,000,000 shares. At the Budget Special Meeting, Budget Stockholders will be asked to consider and vote on the Certificate Amendment. The full text of the Certificate Amendment is set forth as Annex A to this Proxy Statement/Prospectus.

     As of the Budget Record Date,           shares of Budget Common Stock were
issued and outstanding. Accordingly, only           shares of Budget Common
Stock remain available for issuance.

     The Certificate Amendment is necessary in order to allow Budget to issue the Maximum Merger Shares in the Merger. The Merger, however, is not contingent upon the adoption of the Certificate Amendment. In addition, the Certificate Amendment is necessary to permit the proposed Plan Amendments.

     THE BUDGET BOARD HAS DETERMINED THAT THE CERTIFICATE AMENDMENT IS IN THE BEST INTERESTS OF BUDGET AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE CERTIFICATE AMENDMENT AND RECOMMENDS THAT THE BUDGET STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE CERTIFICATE AMENDMENT.

                 THE INCENTIVE PLAN AMENDMENT (PROPOSAL NO. 2)

     The Incentive Plan Amendment would increase the total number of shares of Budget Common Stock available for grant under the Incentive Plan to 3,500,000 shares. At present, the maximum number of shares of Budget Common Stock that may be made subject to options granted under the Incentive Plan is 1,750,000 shares. The Budget Board believes that grants of stock options are an effective method to attract and retain key employees and that the availability of shares for future grants under the Incentive Plan is important to Budget's business prospects and operations. Except for the foregoing, the Incentive Plan Amendment, if approved, would not change the terms of the Incentive Plan. The full text of the Incentive Plan reflecting the Incentive Plan Amendment is set forth in Annex C to this Proxy Statement/Prospectus.

     On February 26, 1998, Budget granted, subject to approval of the Incentive Plan Amendment and the Certificate Amendment, options to purchase an aggregate of 1,150,000 shares of Budget Common Stock at an exercise price of $30.875 per share, the fair market value of the Budget Class A Common Stock on the date of grant, to certain eligible employees of the Company. Such options vest at the rate of 20% per year over a 5-year period. These February 26, 1998 option grants will be rescinded if the Budget Stockholders do not approve the Certificate Amendment and the Incentive Plan Amendment.

     THE BUDGET BOARD HAS DETERMINED THAT THE INCENTIVE PLAN AMENDMENT IS IN THE BEST INTEREST OF BUDGET AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE INCENTIVE PLAN AMENDMENT AND RECOMMENDS THAT THE BUDGET STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE INCENTIVE PLAN AMENDMENT.

                 THE DIRECTORS' PLAN AMENDMENT (PROPOSAL NO. 3)

     The Directors' Plan Amendment would increase the total number of shares of Budget Class A Common Stock available for grant under the Directors' Plan to 300,000 shares. At present, the maximum number of shares of Budget Class A Common Stock that may be made subject to options granted under the Directors' Plan is 150,000 shares. The full text of the Directors' Plan reflecting the Directors' Plan Amendment is set forth in Annex D to this Proxy Statement/Prospectus.

     On February 26, 1998, Budget granted, subject to approval of the Directors' Plan Amendment and the Certificate Amendment, options to purchase an aggregate of 135,000 shares of Budget Class A Common Stock at an exercise price of $30.875 per share, the fair market value of the Budget Class A Common Stock on the date of grant, to the Company's outside directors. Such options are exercisable beginning six months after the date of grant. These February 26, 1998 option grants will be rescinded if the Budget Stockholders do not approve the Certificate Amendment and the Directors' Plan Amendment.

     THE BUDGET BOARD HAS DETERMINED THAT THE DIRECTORS' PLAN AMENDMENT IS IN THE BEST INTEREST OF BUDGET AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE DIRECTORS' PLAN AMENDMENT AND RECOMMENDS THAT THE BUDGET

STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE DIRECTORS' PLAN AMENDMENT.

                                   THE MERGER

     The Merger Agreement, which is the legal document that governs the Merger, is attached as Annex B to this Proxy Statement/Prospectus and is incorporated herein by this reference. We encourage you to read the Merger Agreement carefully.

PARTIES TO THE MERGER

     BUDGET (See Page 63.)

     As used in this Proxy Statement/Prospectus, unless the context otherwise requires: (i) "TEAM" refers to Budget Group, Inc. and its subsidiaries prior to its acquisition of Budget Rent a Car Corporation on April 29, 1997 (the "Budget Acquisition"); (ii) "BRACC" refers to Budget Rent a Car Corporation and its subsidiaries; (iii) "Budget" or "Budget Group" refers to TEAM (including BRACC) after giving effect to the Budget Acquisition; and (iv) the "Budget System" refers to the business of renting cars and trucks and retailing late model vehicles conducted by Budget and its franchisees under the Budget name. In connection with the Budget Acquisition, Team Rental Group, Inc. changed its name to Budget Group, Inc. TEAM was incorporated in 1992 under the laws of the State of Delaware.

     Budget, through subsidiary companies and franchisees, operates Budget Car and Truck Rental, the third largest worldwide car and truck rental system with over 3,200 locations and a peak fleet size during 1997 of 283,000 cars, 22,500 trucks and 5,100 pick-ups. The Budget System includes locations in both the airport and local (downtown and suburban) markets in all major metropolitan areas in the United States, in many other small and mid-size U.S. markets and in more than 120 countries worldwide. The Budget System had approximately 509 Budget-owned locations in the United States and 71 Budget-owned locations outside of the United States at December 31, 1997. In addition, Budget franchisees operated approximately 455 royalty-paying franchise locations in the United States and 2,171 locations internationally at December 31, 1997.

     Giving effect to the Budget Acquisition as if it had been completed January 1, 1997, for the year ended December 31, 1997, Budget-owned locations in the United States accounted for approximately 80% of the Budget System's U.S. vehicle revenues, while Budget-owned locations outside the United States accounted for approximately nine percent of the Budget System's international vehicle rental revenues.

     The Budget System is one of only three vehicle rental systems that offer rental vehicles throughout the world under a single brand name, with locations in Europe, Canada, Latin America, the Middle East, Asia/Pacific and Africa. The Budget System currently maintains more local market rental locations throughout the world than most of its major competitors and is unique among major car rental systems in that it rents trucks in most major markets worldwide. The Budget System's consumer truck rental fleet is the fourth largest in the United States.

     In addition, Budget owns Cruise America, Inc. ("Cruise America"), one of the largest North American companies specializing primarily in the rental and sale of recreational vehicles with 85 locations; Premier Car Rental LLC ("Premier Car Rental"), which serves the insurance replacement market through a network of 150 locations in 16 major U.S. markets; and Budget Car Sales, Inc., one of the largest independent retailers of late model vehicles in the United States, which operates 26 retail car sales facilities. Budget also owns VPSI, Inc. ("Van Pool Services"), which leases vans for van pooling operations in 28 states, and Budget Airport Parking, which operates airport parking facilities at certain locations.

     Budget's principal executive offices are located at 125 Basin Street, Suite 210, Daytona Beach, Florida 32114, and its telephone number is (904) 238-7035.

     RYDER (See Page 65.)

     As used in this Proxy Statement/Prospectus, the term "Ryder" refers (i) for periods prior to the Ryder Acquisition (as defined below), to the Consumer Truck Rental Division (the "Division") of Ryder Truck Rental, Inc. ("RTR"), a subsidiary of Ryder System, Inc. ("RSI"), and (ii) for periods after the Ryder Acquisition, to Ryder TRS, Inc. and its subsidiaries as constituted after giving effect to the Ryder Acquisition.

     Ryder was incorporated under the laws of the State of Delaware on September 5, 1996. On October 17, 1996 (the "Ryder Acquisition Closing Date"), pursuant to Asset and Stock Purchase Agreements and other related agreements (collectively, the "Ryder Acquisition Agreements"), Ryder acquired from RTR substantially all of the assets of the Division (the "Ryder Acquisition"). The aggregate adjusted cash purchase price was $573.3 million. The assets acquired included trucks, moving equipment and related accessories, prepaid advertising, license fees and certain hardware and management information systems. The assets also included the royalty-free right to use the 1-800-GO-RYDER telephone number and other Ryder trademarks. Ryder also acquired four subsidiaries of RTR: (i) Ryder Move Management Inc. ("RMM"); (ii) Ryder Truck Rental One-Way, Inc.; (iii) The Move Shop, Inc.; and (iv) Ryder Relocation Services, Inc. Pursuant to the Ryder Acquisition Agreements, Ryder agreed to assume all liabilities and obligations arising out of the conduct of business by Ryder on or after the Ryder Acquisition Closing Date. RTR and Ryder agreed that Ryder would not be liable for environmental conditions existing prior to the Ryder Acquisition Closing Date, whether discovered or undiscovered.

     Ryder rents trucks to both individual consumers and businesses. Consumers rent trucks primarily to move household goods. These customers generally rent trucks from one Ryder location and return them either to the same location or to a different location. Ryder also serves a wide range of businesses that rent light- and medium-duty trucks (i.e., trucks with a gross vehicle weight of less than 26,000 pounds) for a variety of light commercial applications. Commercial customers range from small local businesses, such as florists, package delivery companies and local private moving companies, to large national companies that rent trucks primarily for the transportation and delivery of inventory and packages. Commercial rentals complement Ryder's consumer rentals by enabling Ryder to improve utilization of its trucks on weekdays, when consumer demand is typically lower than it is on weekends. Ryder is the second largest provider of truck rentals and related moving supplies and services to consumers and light commercial users in the United States, with a fleet of approximately 29,000 trucks as of December 31, 1997.

     Ryder supplements its truck rental business with a range of other products and services. Ryder rents automobile towing equipment and other moving accessories such as hand trucks and furniture pads and sells moving supplies such as boxes, tape and packing materials. Ryder also offers customers a range of liability-limiting products such as physical damage waivers, personal accident and cargo protection and supplemental liability protection. These accessory products enhance Ryder's appeal to consumers by offering customers "one-stop" moving services.

     Ryder also offers comprehensive household goods relocation services to corporate employee relocation departments through RMM.

     Ryder's principal executive office is located at 1560 Broadway, Suite 1800, Denver, Colorado 80202. Ryder's telephone number is (303) 376-7003.

BACKGROUND OF THE MERGER (See page 43.)

     In August 1997, management of Budget contacted management of Ryder and Ryder's advisors, including representatives of Questor, to express Budget's interest in a transaction between the two companies in which Budget would acquire Ryder. Over the ensuing months management of Budget and Ryder, and their respective representatives and advisors, discussed such a transaction. The Merger Agreement was executed on March 4, 1998. See "The Merger -- Background of the Merger."

REASONS FOR THE MERGER (See Page 44.)

     Ryder. In unanimously approving and adopting the Merger Agreement, the Ryder Board considered a number of factors, including without limitation, the following: (i) Ryder's business, operations, financial condition and earnings;
(ii) the terms of the Merger Agreement, including the Merger Consideration;
(iii) the historical stock price performance of Budget and the business, operations, financial condition and earnings of Budget; and (iv) alternatives to the proposed Merger.

     Budget. The Budget Board unanimously approved the Merger Agreement and the Merger after consulting with Budget's management and legal counsel and after considering several factors, including, without limitation, the following: (i) the belief that the business conducted by Ryder will complement and enhance Budget's truck rental business and the expectation of significant cost savings from the Merger; (ii) the belief that Ryder's truck rental operations will complement and enhance Budget's core car rental operations because of the ability to leverage pre-existing car rental assets; (iii) the expected accretive effect of the Merger on Budget's future earnings per share; and (iv) discussions with certain executive officers of Budget and its outside legal counsel.

TERMS OF THE MERGER AGREEMENT (See Page 45.)

     The following is a brief summary of the material terms of the Merger Agreement, which is attached as Annex B and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

     General. Pursuant to the Merger Agreement, Sub will merge with and into Ryder, with Ryder as the surviving corporation. As a result of the Merger, the separate existence of Sub will cease and Ryder will become a wholly-owned subsidiary of Budget. See "The Merger -- Terms of the Merger Agreement -- General."

     Merger Consideration -- General. At the effective time of the Merger (the "Effective Time"), each share of Ryder Common Stock will be converted into the right to receive an amount (the "Merger Consideration") equal to the Aggregate Merger Consideration divided by the total number of shares of Ryder Common Stock outstanding immediately prior to the Effective Time. The Aggregate Merger Consideration payable to Ryder Stockholders will be an amount, payable in shares of Budget Class A Common Stock (the "Aggregate Merger Shares"), cash (the "Aggregate Cash Consideration"), and Warrants, consisting of (i) Aggregate Merger Shares and Aggregate Cash Consideration equal to either (a) the Maximum Merger Shares plus the Minimum Cash Consideration or (b) the Minimum Merger Shares plus the Maximum Cash Consideration, (ii) Warrants to purchase initially 1,000,000 shares of Budget Class A Common Stock and (iii) the right to participate in "Contingent Additional Consideration" upon the satisfaction of certain conditions if the market price of Budget Class A Common Stock declines below $32.9955 per share (the "Transaction Price") following the Closing. If the Budget Stockholders approve the Certificate Amendment, the Aggregate Merger Shares will be the Maximum Merger Shares, and the Aggregate Cash Consideration will be the Minimum Cash Consideration. If such approval is not obtained, the Aggregate Merger Shares will be the Minimum Merger Shares, and the Aggregate Cash Consideration will be the Maximum Cash Consideration. The Aggregate Merger Consideration is subject to adjustment as described below. See "The
Merger -- Terms of the Merger Agreement -- Merger Consideration -- General."

     The Warrants. In addition to the Aggregate Merger Shares and the Aggregate Cash Consideration, Budget will issue to the Ryder Stockholders who receive the Aggregate Merger Shares and the Aggregate Cash Consideration ("Original Holders") Warrants to purchase initially an aggregate of 1,000,000 shares of Budget Class A Common Stock. If Budget does not purchase the Warrants as described below, the Warrants will become exercisable for a period of five years beginning on the thirtieth day (the "Warrant Measurement Date") following the 20-month anniversary of the Closing Date (the "Final Measurement Date"), and the exercise price of such Warrants will be 125% of the Market Value of the Budget Class A Common Stock on the Final Measurement Date. "Market Value" of the Budget Class A Common Stock as of any date means the volume-weighted average closing prices of the Budget Class A Common Stock for the 30 consecutive trading days prior to and including such date. Under the terms of the Merger Agreement, Budget will have the right to purchase the Warrants on the Warrant Measurement Date for an aggregate amount (the "Warrant Value Amount") equal to (i) (x) the aggregate market value of the Aggregate Merger Shares on the date of the Merger Agreement, computed by multiplying the Transaction Price by the number of Aggregate Merger Shares (such product, the "Aggregate Transaction Price") plus (y) $20,000,000 minus (ii) the aggregate market value of the Aggregate Merger Shares on the Final Measurement Date. Budget may purchase the warrants by paying the Warrant Value Amount in cash or shares of Budget Class A Common Stock at its option. The Warrant Value Amount will not in any event exceed $20,000,000. Following the Final Measurement Date, unless the Warrants are purchased by Budget, the number of shares of Budget Class A Common Stock for which the Warrants are exercisable will be adjusted so that the value of the Warrants is equal to the Warrant Value Amount. The portion of the Warrant Value Amount to which each Original Holder is entitled will be reduced in proportion to the number of Merger Shares, if any, transferred by such Original Holder prior to the Final Measurement Date. See "The Merger -- Terms of the Merger Agreement -- The Warrants."

     Contingent Additional Consideration. In addition to the Aggregate Merger Shares, the Aggregate Cash Consideration and the Warrants, Budget has also agreed in the Merger Agreement to pay to the Original Holders an aggregate amount (the "Contingent Additional Consideration"), payable, at Budget's option, in cash or shares of Budget Class A Common Stock, equal to the difference between (i) the Aggregate Transaction Price and (ii) the greater of (x) the Market Value of the Aggregate Merger Shares on the relevant measurement date or
(y) the price at which any such Aggregate Merger Shares were sold prior to the relevant measurement date. The relevant measurement dates for computing the Contingent Additional Consideration will be the 12-month anniversary of the Closing Date (the "Annual Measurement Date") with respect to 50% of the Merger Shares and the Final Measurement Date with respect to the other 50% of the Merger Shares. The amount of Contingent Additional Consideration payable to each Original Holder will depend upon whether such Original Holder sold Merger Shares prior to the relevant measurement date and the number and disposition price of such disposed Merger Shares. See "The Merger -- Terms of the Merger
Agreement -- Contingent Additional Consideration."

     Adjustment for Certain Breaches. The number of Aggregate Merger Shares to be issued to Ryder Stockholders will be adjusted downward in the event of certain breaches of representations and warranties or the failure to perform covenants by Ryder or any of the Significant Stockholders which cause losses to Budget in excess of $5,000,000 or if fees paid by Ryder to third parties in connection with the Merger exceed $10,000,000. To secure this adjustment obligation, at the Closing, 1,818,430 shares of Budget Class A Common Stock (if the Maximum Merger Shares are issued) or 1,332,909 shares of Budget Class A Common Stock (if the Minimum Merger Shares are issued) will be deposited into escrow with an escrow agent mutually agreed upon by Budget and Ryder. See "The Merger -- Terms of the Merger Agreement -- Adjustment for Certain Breaches."

     Adjustment for Appraisal Rights. The Aggregate Merger Consideration will be reduced or increased by the amount by which the aggregate amount payable to dissenting Ryder Stockholders is greater or less than, respectively, the Aggregate Merger Consideration. See "The Merger -- Terms of the Merger Agreement -- Adjustment for Appraisal Rights."

     Stockholder Meeting. The Merger Agreement requires that Budget use its commercially reasonable efforts to have occur as promptly as practicable a meeting of the Budget Stockholders to vote upon an increase in the authorized capital stock of Budget to permit Budget to issue the Maximum Merger Shares. If the Budget Stockholders approve this increase, which will occur if the Certificate Amendment is approved and adopted, Budget will issue the Maximum Merger Shares on the Closing Date. If the Budget Stockholders do not approve the Certificate Amendment, Budget will issue the Minimum Merger Shares on the Closing Date.

     No Solicitation. Under the Merger Agreement, Ryder is prohibited from soliciting or entering into any discussions or negotiations relating to any proposal with respect to a merger, consolidation, share exchange, business combination or similar transaction involving Ryder or any subsidiary of Ryder. See "The Merger -- Terms of the Merger Agreement -- No Solicitation."

     Budget Board of Directors. The Merger Agreement provides that Jay Alix, the managing principal of Questor and Chairman of Ryder, will be nominated to the Board of Directors of Budget, and that the Budget Board will use its commercially reasonable efforts to continue to cause one of Jay Alix, Robert E. Shields or Henry L. Druker to be elected to the Budget Board until the earliest to occur of (a) the third anniversary of the Closing Date, (b) the disposition by Questor of 75% of the shares of Budget Class A Common Stock acquired by it in the Merger or (c) the acquisition by Questor of a controlling interest in certain entities. See "The Merger -- Terms of the Merger Agreement -- Budget Board of Directors."

     Indemnification and Insurance Obligations. Budget has agreed in the Merger Agreement, for a period of six years following the Effective Time, not to amend the indemnification provisions set forth in Ryder's Restated and Amended Certificate of Incorporation (the "Ryder Certificate") or Restated and Amended By-laws (the "Ryder Bylaws") in a manner that would adversely affect the rights of the Ryder's officers, directors and employees. The Merger Agreement also provides, with limited exceptions, that Budget shall cause to be maintained in effect for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Ryder with respect to matters occurring prior to the Effective Time.

     Standstill Provisions. If the Merger is consummated, the Significant Stockholders will be prohibited by the Merger Agreement from taking certain actions designed to gain control of Budget for a period of two years, or if earlier, until a change in control of Budget occurs or Sanford Miller ceases to be the Chief Executive Officer of Budget. See "The Merger -- Terms of the Merger Agreement -- Standstill Provisions."

     Registration Rights. The recipients of Budget Class A Common Stock initially issued in the Merger, issued as Contingent Additional Consideration or in exchange for, or upon the exercise of, Warrants will have certain registration rights with respect to such shares of Budget Class A Common Stock, and Budget has agreed to file a registration statement with respect to such shares of Budget Class A Common Stock following the Closing. See "The
Merger -- Terms of the Merger Agreement -- Registration Rights."

     Conditions to the Merger. Consummation of the Merger is subject to the following conditions (the "Merger Conditions"): (i) the receipt of all necessary governmental approvals; (ii) the granting of early termination or the expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"); and (iii) the absence of governmental actions prohibiting, or seeking to prohibit, the Merger. See "The Merger -- Terms of the Merger Agreement -- Conditions to the Merger."

     Time of Closing. Assuming all Merger Conditions have been satisfied and all required approvals have been obtained, the Closing is required to occur within 30 days following the Budget Special Meeting. However, the Closing may be delayed in certain circumstances. See "The Merger -- Terms of the Merger Agreement -- Time of Closing."

     Amendment and Waiver. With the exception of certain covenants, the amendment of which must be approved by a majority of the Ryder Stockholders, the Merger Agreement may be amended in writing by each of the parties and the compliance with the Merger Agreement waived in writing by the party waiving compliance. See "The Merger -- Terms of the Merger Agreement -- Amendment and Waiver."

     Termination. The Merger Agreement may be terminated (a) by either Budget or Ryder if the Merger Conditions are not satisfied by November 30, 1998 (as such date may be extended by Ryder under certain circumstances), (b) by either Ryder or Budget if a final injunction has been issued which prevents the consummation of the Merger, (c) by Ryder if Budget is in continuing breach of certain of its obligations under the Merger Agreement, (d) by Budget if Ryder or any Significant Stockholder has breached any of its representations, warranties or covenants causing damages, individually or in the aggregate, in excess of $75,000,000 and, as a result of such damages, Budget is unable, through good faith efforts, to obtain the financing necessary to fund the Aggregate Cash Consideration or (e) by mutual written consent of Budget and Ryder. See "The Merger -- Terms of the Merger Agreement -- Termination."

     Termination Fees. If the Merger Agreement is terminated in certain circumstances then Budget will be required to pay a fee (the "Break Fee") to Ryder as follows: (i) if the Merger Agreement is terminated because of failure to satisfy the Merger Conditions by November 30, 1998 (as such date may be extended by

Ryder under certain circumstances) or a final injunction relating to antitrust matters, Budget will be required to pay $7,500,000 to Ryder; or (ii) if the Merger Agreement is terminated for any other reason, other than as described in the next sentence, Budget will pay at least $20,000,000 to Ryder plus any additional damages. If Budget has indemnity claims against Ryder equal to or greater than $75,000,000 and, after good faith efforts, cannot finance the Aggregate Cash Consideration, Budget may refuse to close without payment of a Break Fee. To secure the Break Fee, Credit Suisse First Boston, a Swiss bank, through its New York branch ("Credit Suisse"), at the request of Budget and concurrently with the execution of the Merger Agreement, issued a letter of credit (the "Letter of Credit") in the amount of $20,000,000 in favor of Ryder, drawable by Ryder in the amounts and under the circumstances described in clauses (i) and (ii) above. See "The Merger -- Terms of the Merger
Agreement -- Termination Fees."

EFFECTIVE TIME OF THE MERGER AND EXCHANGE OF SHARES (See Page 51.)

     Effective Time of the Merger. The Merger will become effective upon the filing of the certificate of merger relating thereto (the "Certificate of Merger") with the Secretary of State of the State of Delaware or at such other time thereafter as provided therein.

     Exchange of Ryder Stock Certificates. Immediately after the Effective Time, instructions and a letter of transmittal will be furnished to all Ryder Stockholders for use in exchanging their Ryder stock certificates for certificates evidencing the shares of Budget Class A Common Stock they will be entitled to receive as a result of the Merger. RYDER STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED. HOWEVER, RYDER STOCKHOLDERS IN ATTENDANCE OR REPRESENTED AT THE CLOSING WHO SURRENDER FOR CANCELLATION CERTIFICATES OF RYDER COMMON STOCK AT SUCH TIME WILL RECEIVE THE SHARES OF BUDGET CLASS A COMMON STOCK, WARRANTS AND CASH PAYABLE WITH RESPECT TO SUCH CERTIFICATES AT THE CLOSING.

REGULATORY APPROVALS (See Page 51.)

     Under the Merger Agreement, the obligations of both Budget and Ryder to consummate the Merger are conditioned upon receipt of all required regulatory approvals. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the waiting period has expired or been terminated. Pursuant to the HSR Act, on March 20, 1998, and March 23, 1998, Budget and Ryder, respectively, filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Merger. The 30-day waiting period under the HSR Act applicable to the Merger will expire on April 26, 1998, unless terminated early or extended by the FTC or the Antitrust Division. There can be no assurance that the Merger will not be investigated or opposed by the FTC or the Antitrust Division. See "The Merger -- Regulatory Approvals."

INTERESTS OF CERTAIN PERSONS IN THE MERGER (See Page 52.)

     Ryder Stockholders should be aware that certain executive officers and directors of Ryder have certain interests that may present them with potential conflicts of interest with respect to the Merger. See "The Merger -- Interests of Certain Persons in the Merger."

ANTICIPATED ACCOUNTING TREATMENT (See Page 52.)

     The Merger will be accounted for under the "purchase" method of accounting, pursuant to which the assets and liabilities of Ryder will be adjusted to their respective fair values and included with those of Budget at the Effective Time. Financial statements of Budget issued after the Effective Time will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of Ryder. See "The
Merger -- Anticipated Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (See Page 52.)

     The Merger will be treated as a taxable sale of stock by the Ryder Stockholders for federal income tax purposes. Each Ryder Stockholder, including those asserting appraisal rights, will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of all property (including Budget Class A Common Stock) received by such holder in the Merger and (ii) such holder's tax basis in the Ryder Common Stock transferred in the Merger. Provided the Ryder Stockholder has held the Ryder Common Stock as a capital asset, such gain or loss will be capital gain or capital loss, as described more fully under "The Merger -- Certain Federal Income Tax Consequences." Ryder Stockholders may be required to report a portion of the gain with respect to the Merger under the installment method. A Ryder Stockholder will have a tax basis in the Budget Class A Common Stock received equal to the value of such shares at the time they are received in the Merger. See "The Merger -- Certain Federal Income Tax Consequences."

RESALE OF BUDGET CLASS A COMMON STOCK (See Page 54.)

     Shares of Budget Class A Common Stock to be issued to Ryder Stockholders in connection with the Merger will be freely transferable under the Securities Act, except for shares issued to any person or entity who, at the time of the Merger, may be deemed an "affiliate" of Ryder within the meaning of Rule 145 under the Securities Act ("Rule 145") or becomes an affiliate of Budget following the Merger within the meaning of Rule 144 under the Securities Act ("Rule 144"). In general, affiliates of Ryder and Budget include their executive officers and directors and any other person or entity who controls, is controlled by or is under common control with Ryder or Budget, respectively. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of shares of Budget Class A Common Stock issued to such person and entities. Rule 144 imposes similar restrictions on resale of Budget Class A Common Stock by affiliates of Budget following the Merger. Budget may place legends on certificates representing shares of Budget Class A Common Stock that are issued to affiliates of Ryder to restrict transfers in violation of Rule 145. Recipients of Budget Class A Common Stock in connection with the Merger will have certain registration rights with respect to such shares of Budget Class A Common Stock, and will be able to sell such shares of Budget Class A Common Stock pursuant to such registration rights following the Closing. See "The Merger -- Resale of Budget Class A Common Stock."

APPRAISAL RIGHTS (See Page 54.)

     If the Merger is consummated, holders of Ryder Common Stock are entitled to appraisal rights and to receive payment in cash for the statutory "fair value" of their shares (excluding any element of value arising from the accomplishment or expectation of the Merger), upon compliance with the provisions of Section 262 of the DGCL ("Section 262"). This Proxy Statement/Prospectus is being enclosed with the required notice by Ryder under Section 262 of each Ryder Stockholder's appraisal rights. Ryder Stockholders who desire to exercise their appraisal rights must deliver to Ryder a written demand for appraisal of such Ryder Stockholder's shares within 20 days following the date of mailing of this
Proxy Statement/Prospectus, which occurred on             , 1998. Failure to
follow any of these or other applicable procedures may result in the loss of statutory appraisal rights. Budget Stockholders are not entitled to appraisal rights in connection with the Merger. See "The Merger -- Appraisal Rights."

COMPARISON OF RIGHTS OF HOLDERS OF BUDGET CLASS A COMMON STOCK AND RYDER COMMON STOCK (See Page 57.)

     The rights of Ryder Stockholders currently are determined by reference to the DGCL, the Ryder Certificate and the Ryder Bylaws. Upon consummation of the Merger, and to the extent they receive shares of Budget Class A Common Stock, Ryder Stockholders will become stockholders of Budget, also a Delaware corporation. The rights of Ryder Stockholders will thereafter be governed by the Budget Certificate and the Budget Bylaws. See "The Merger -- Comparison of Rights of Holders of Budget Class A Common Stock and Ryder Common Stock."

                           MARKETS AND MARKET PRICES

     Budget. The Budget Class A Common Stock has been listed on the New York Stock Exchange (the "NYSE") under the symbol "BD" since April 17, 1997. From the time of Budget's initial public offering on August 25, 1994 through April 16, 1997, the Budget Class A Common Stock was traded on The Nasdaq National Market ("Nasdaq") under the symbol "TBUD." The following table details the high and low bid information for the Class A Common Stock as reported by Nasdaq or the high and low sales prices for the Class A Common Stock as reported by the NYSE, as the case may be, for the periods indicated:

                                                                BUDGET CLASS A
                                                                 COMMON STOCK
                                                              ------------------
                                                                HIGH       LOW
                                                              --------   -------
1996
  First Quarter.............................................  $  10.50   $  8.25
  Second Quarter............................................     17.50      9.25
  Third Quarter.............................................     20.25    12.375
  Fourth Quarter............................................     20.25     15.25
1997
  First Quarter.............................................  $  29.50   $ 16.00
  Second Quarter............................................    34.875     19.00
  Third Quarter.............................................     37.00    28.188
  Fourth Quarter............................................     37.75     32.50
1998
  First Quarter.............................................  $  39.50   $ 30.00
  Second Quarter (through April 7, 1998)....................   38.6875    36.875

     On March 3, 1998, the last trading date prior to the public announcement of the signing of the Merger Agreement, the closing sale price of Budget Class A Common Stock, as reported on a consolidated basis on the NYSE, was $32.25 per share. On April 7, 1998, the last closing sale price of Budget Class A Common Stock, as reported on a consolidated basis on the NYSE, was $37.625 per share.

     On March 23, 1998, there were 185 holders of record of Budget Class A Common Stock and three holders of record of Budget Class B Common Stock.

     Budget has never paid any cash dividends on Budget Common Stock, and the Budget Board currently intends to retain all earnings for use in Budget's business for the foreseeable future. Any future payment of dividends will depend upon Budget's results of operations, financial condition, cash requirements, restrictions contained in credit and other agreements and other factors deemed relevant by the Budget Board.

     Ryder. Ryder Common Stock is privately held and there is no established public trading market for the Ryder Common Stock. As of March 15, 1998 there were seven holders of record of Ryder's Class A Common Stock, par value $.01 per share (the "Ryder Class A Common Stock"), two holders of record of Ryder's Class B Common Stock, par value $.01 per share (the "Ryder Class B Common Stock"), and approximately 25 holders of record of Ryder's Class C Common Stock, par value $.01 per share (the "Ryder Class C Common Stock"). Ryder has never paid any dividends on its common equity. Ryder's present policy is to reinvest earnings in the business and not to pay any dividends on its common equity.

     Ryder's credit agreement prohibits payment of cash dividends by Ryder, except under specific circumstances.

     Ryder's 10% Senior Subordinated Notes due 2006 restrict the payment of cash dividends based upon a formula and limit the amount of dividends and other distributions generally to no more than 50% of Ryder's consolidated net income as defined, subsequent to November 25, 1996, plus the proceeds of any stock issuances.

     During 1997, Ryder sold 1,640 shares of Ryder Class C Common Stock to certain management employees, a Director and a consultant for $1,000 per share (the price paid by all existing Ryder Stockholders for Ryder Class A Common Stock and Ryder Class B Common Stock issued in connection with the Acquisition). Of these, 500 shares were redeemed in accordance with the provisions of the subscription agreements for such shares.

                       COMPARATIVE PER SHARE INFORMATION

     The following summary presents selected historical comparative unaudited per share information for Budget and Ryder, individually, and unaudited pro forma data (the "Pro Forma Budget Group") which gives effect to the Budget Transactions (as defined in "Unaudited Pro Forma Consolidated Financial Statements") as if they had occurred for balance sheet purposes at the balance sheet date and for statement of operations purposes at the beginning of the period presented. Ryder equivalent per share information amounts are presented with respect to the Pro Forma Budget Group information. Such per share amounts allow comparison of historical information with respect to the value of one share of Ryder Common Stock to the corresponding information with respect to the pro forma value of one share of Ryder Common Stock as a result of Budget Transactions, and are computed by multiplying the pro forma amounts by an exchange ratio. Neither Budget nor Ryder has paid any cash dividends with regard to Budget Class A Common Stock or Ryder Common Stock, respectively, during the periods for which comparative unaudited per share information is presented.

     For Budget, the statement of operations information for the year ended December 31, 1997, and balance sheet information as of December 31, 1997, are based on, and should be read in conjunction with, the consolidated audited financial statements of Budget incorporated herein by reference. See "Where You Can Find More Information." For Ryder, the statement of operations information for the year ended December 31, 1997, and balance sheet information as of December 31, 1997 are based on, and should be read in conjunction with, the consolidated audited financial statements of Ryder included herein. The unaudited information for Pro Forma Budget Group was derived from, and should be read in conjunction with, the unaudited pro forma information appearing elsewhere in this Proxy Statement/Prospectus. Pro forma amounts are not necessarily indicative of results that will be obtained on a combined basis.

                                                                      PER SHARE
                                                              --------------------------
                                                              INCOME (LOSS)   BOOK VALUE
                                                              -------------   ----------
Budget -- Historical
  Year ended December 31, 1997..............................    $   1.60       $ 16.91
Ryder -- Historical(1)
  Year ended December 31, 1997..............................    $(114.09)      $825.63
Pro Forma Budget Group
  Year ended December 31, 1997..............................    $  (0.53)      $ 19.18
Ryder -- Pro Forma Budget Group Equivalent(2)
  Year ended December 31, 1997..............................    $ (14.72)      $537.76

---------------

(1) Based on loss before extraordinary loss on debt extinguishment, net of tax.
(2) Determined by multiplying an exchange ratio by the Pro Forma Budget Group per share amounts, so that the per share amounts are equated to the comparative values for each share of Ryder Common Stock. The exchange ratio was determined based on the Maximum Merger Shares to be issued by Budget and the number of shares of Ryder Common Stock outstanding as of December 31, 1997, assuming exercise of all outstanding Ryder stock options in accordance with the terms of the Merger Agreement.

                                  RISK FACTORS

     Certain matters discussed in this Proxy Statement/Prospectus are forward-looking statements within the meaning of the federal securities laws. Although Budget believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, Budget can give no assurance that its expectations will be achieved. In considering whether to receive shares of Budget Class A Common Stock in connection with the Merger, the Ryder Stockholders should carefully consider, in addition to the other information in this Proxy Statement/Prospectus, the following matters:

ACQUISITIONS; ABILITY TO IMPLEMENT GROWTH STRATEGY

     Budget's recent growth is largely attributable to acquisitions and Budget intends to continue to pursue the acquisition of businesses that Budget believes would complement or expand its existing businesses. Acquisitions involve a number of risks that could adversely affect Budget's operating results, including: (i) the diversion of management's attention; (ii) the assimilation of the operations and personnel of acquired businesses; (iii) the amortization of acquired intangible assets; (iv) the assumption of potential liabilities, disclosed or undisclosed, associated with the businesses acquired, which liabilities may exceed the amount of indemnification available from the seller;
(v) the risk that the financial and accounting systems utilized by the businesses acquired will not meet Budget's standards; (vi) the risk that the businesses acquired will not maintain the quality of services that Budget has historically provided; (vii) the dilutive effect of the use of Budget's capital stock as consideration for acquisitions; and (viii) the inability to attract and retain qualified management. There can be no assurance that Budget will consummate future acquisitions on satisfactory terms, if at all, that adequate financing will be available on terms acceptable to Budget, if at all, or that any acquired operations will be successfully integrated or that such operations will ultimately have a positive impact on Budget, its financial condition or results of operations.

     In addition to pursuing growth through acquisitions, management of Budget is undertaking initiatives to increase Budget's revenues and improve its profitability by, among other things, acquiring the operations of certain franchisees, enhancing its operations outside the United States, expanding its retail car sales operations, adding car rental locations in its existing markets, adding truck rental locations and expanding its truck rental fleet, and increasing its marketing efforts to corporate accounts. In addition, management expects Budget to realize certain cost savings and other operating efficiencies as a result of the implementation of its business strategy. Increasing the revenues of Budget, and realizing cost savings and other operating efficiencies, could be affected by a number of factors beyond Budget's control, such as general economic conditions, increased operating costs of vehicles and regulatory development. Each of these initiatives will involve risks to Budget, and there can be no assurance that Budget will be successful in growing its business or that Budget will achieve the expected cost savings and other operating efficiencies. In addition, Budget's substantial leverage could affect its success in growing its business.

INTEGRATION OF BUDGET ACQUISITION

     The Budget Acquisition was significantly larger than any of TEAM's previous acquisitions and the combination and integration of the respective operations of TEAM and BRACC are of a substantially greater scale than previously undertaken by either company. The difficulties of managing such combinations and integration are increased by the necessity of coordinating the operations of geographically diverse organizations, of integrating different strategies and operating systems, of integrating management and operating personnel from both companies and of managing a worldwide franchise system. The success of Budget depends on the ability of Budget's management team to: (a) manage a significantly larger organization, (b) maintain and further develop relationships with Budget's franchisees and (c) conduct operations on a worldwide basis. There can be no assurance that Budget's management team will be able to successfully manage the combined operations of TEAM and BRACC. An inability to successfully manage the integration of TEAM and BRACC would have a material adverse effect on Budget's results of operations or financial condition.

INTEGRATION OF RYDER FOLLOWING THE MERGER

     The success of the Merger will be determined by various factors, including the financial performance of Ryder's operations after the Merger and Budget management's ability to effectively integrate the operations of Budget and Ryder. The integration of the operations of Budget and Ryder may be negatively affected if costs or difficulties related to the integration of the businesses of Budget and Ryder are greater than expected. There can be no assurance that the anticipated benefits of the Merger will be realized or that the Merger will not adversely affect the future results of operations or financial condition of Budget.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

     Budget has substantial indebtedness and significant debt service requirements. As of December 31, 1997, Budget's total indebtedness was $2.6 billion (representing 73% of its total capitalization), of which $2.3 billion represented senior secured indebtedness for the purchase of vehicles and approximately $300 million represented non-vehicle indebtedness (representing 8.9% of its total capitalization, excluding fleet debt). As of December 31, 1997, Budget had $346.8 million of incremental availability under its vehicle financing facilities to finance the purchase of fleet vehicles. The degree to which Budget is leveraged has important consequences for holders of the Budget Class A Common Stock, including the following: (i) the ability of Budget to obtain additional financing in the future, whether for working capital, fleet purchases, acquisitions or other purposes, may be impaired; (ii) a substantial portion of Budget's cash flow from operations is required to be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available to Budget for other purposes; (iii) Budget's flexibility in planning for or reacting to changes in market conditions may be limited; (iv) Budget may be more vulnerable in the event of a downturn in its business; and (v) because a substantial portion of its indebtedness bears interest at floating rates, any increase in prevailing interest rates will result in an increase in interest expense incurred by Budget, which could have an adverse effect on its results of operations.

     The ability of Budget to meet its debt service obligations will depend on its future operating performance and financial results, which will be subject in part to factors beyond the control of Budget. Although Budget's management believes that Budget's cash flow will be adequate to meet its interest and principal payments, there can be no assurance that Budget will continue to generate earnings in the future sufficient to cover its fixed charges. If Budget is unable to generate earnings in the future sufficient to cover its fixed charges and is unable to borrow sufficient funds under its existing credit lines or from other sources, it may be required to refinance all or a portion of its existing indebtedness or to sell all or a portion of its assets. There can be no assurance that a refinancing would be possible nor can there be any assurance as to the timing of any asset sales or the proceeds which Budget could realize therefrom. In addition, the terms of certain indebtedness of Budget restrict the ability of Budget to sell assets and the use of the proceeds therefrom.

     If for any reason, including a shortfall in anticipated operating results or proceeds from asset sales, Budget were unable to meet its debt service obligations, it would be in default under the terms of its indebtedness. In the event of such a default, the holders of such indebtedness could elect to declare all such indebtedness immediately due and payable, including accrued and unpaid interest, and to terminate their commitments (if any) with respect to funding obligations under such indebtedness. In addition, such holders could proceed against their collateral, which, in the case of the fleet financing facilities, consists of substantially all Budget's fleet vehicles.

     Budget's results of operations depend significantly on prevailing levels of interest rates because of the large amount of debt it incurs to purchase vehicles. In addition, Budget is exposed to increases in interest rates because a substantial portion of its debt bears interest at floating rates. At December 31, 1997, approximately 62.4% of Budget's average debt bore interest at floating rates. The amount of Budget's financing costs affects the amount Budget and Budget franchisees must charge their customers to be profitable.

AVAILABILITY OF FINANCING

     Budget depends upon third-party financing to purchase its fleet vehicles. Continued availability of such financing on favorable terms will be critical to Budget's operations. A majority of Budget's indebtedness is incurred in connection with major vehicle manufacturers' vehicle repurchase programs. As a result, a significant change in the credit quality of the vehicle manufacturers, particularly Ford Motor Company ("Ford"), would significantly affect Budget's ability to obtain such financing on favorable terms. In addition, certain events, such as a material increase in damage to vehicles, could reduce the value of the collateral securing Budget's fleet financing facilities and cause the acceleration of the repayment of such facilities. An inability of Budget to obtain vehicle financing on favorable terms would have a material adverse effect on Budget's financial condition and results of operations. There can be no assurance that the sources of financing utilized by Budget or alternative financing will remain or become available to Budget or that such financing will be available on terms acceptable to Budget.

COMPETITION

     The vehicle rental industry is characterized by intense competition, particularly with respect to price and service. In any geographic market, Budget may encounter competition from national, regional and local vehicle rental companies. There have been occasions when the major vehicle rental companies have been adversely affected by industry-wide price cutting, and Budget has on such occasions lowered its prices in response. Budget will not generally be able to unilaterally raise its prices or to maintain its prices in times of industry-wide price cutting.

     The retail car sales industry also is characterized by intense competition, consisting primarily of local new car dealerships selling new and later model cars. In addition to local dealerships, Budget may face competition from retailers that compete on the basis of large inventory size, no-haggle pricing and aftersale service.

     The truck rental industry is highly competitive and includes a number of significant competitors. Competition is generally based on price, product quality, brand name recognition, service, convenience and availability. Competition could adversely affect Budget's operating results following the Merger by forcing it to reduce its prices, incur additional costs or provide other services not currently provided.

RESTRICTIONS IMPOSED BY INDEBTEDNESS

     The terms of Budget's indebtedness include a number of significant covenants that, among other things, restrict the ability of Budget to dispose of assets, incur additional indebtedness, create liens, repay other indebtedness, pay dividends, make certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with affiliates, and otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect Budget's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of Budget. In addition, the terms of certain of such indebtedness also require Budget to comply with certain financial covenants. The ability of Budget to comply with such covenants may be affected by events beyond Budget's control. A breach of any of these covenants or the inability of Budget to comply with the required financial ratios could result in a default under such indebtedness. In the event of any such default, the lenders under such indebtedness could elect to declare all borrowings outstanding under such indebtedness, together with accrued interest and other fees, to be due and payable, require Budget to apply all of its available cash to repay such borrowings or prevent Budget from making scheduled debt service payments. If Budget were unable to repay any such borrowings when due, the lenders could proceed against their collateral. If the indebtedness of Budget under such collateralized indebtedness or other indebtedness were to be accelerated, there can be no assurance that the assets of Budget would be sufficient to repay such indebtedness in full. There can be no assurance that Budget will be able to comply with the covenants included in its debt agreements in the future or that it would be able to obtain any necessary waivers of those covenants.

POTENTIAL CHANGES IN MANUFACTURERS' REPURCHASE PROGRAMS

     Approximately 87% of the vehicles purchased by Budget in model year 1997 were eligible for repurchase by specified automobile manufacturers at fixed prices on designated dates pursuant to such manufacturers' vehicle repurchase programs ("Program Vehicles"). The availability of Program Vehicles limits a car rental company's risk of a decline in residual value at the time of disposition and enables it to fix its depreciation expense in advance. Vehicle depreciation is the largest cost factor in Budget's vehicle rental operations. Management believes that manufacturers' repurchase programs enable the manufacturers to stimulate fleet sales in times of weak consumer demand for new automobiles. In response to strong U.S. consumer demand for passenger vehicles in 1993 and 1994, the major U.S. automobile manufacturers reduced the number of vehicles subject to repurchase programs and the financial incentives associated with these programs. U.S. consumer demand for passenger vehicles began to weaken during the second quarter of 1995, and this weakness continued through 1996. In response to these market conditions, there was an increase in the availability of repurchase programs with respect to 1996 model year vehicles, particularly repurchase programs for imported vehicles, and these programs have continued for 1997 model year vehicles. However, Budget could be adversely affected if automobile manufacturers reduce the availability of Program Vehicles or related incentives or increase the guaranteed depreciation.

DEPENDENCE ON PRINCIPAL SUPPLIER

     Ford has been and continues to be Budget's principal supplier of vehicles. Budget has agreed to purchase or lease Ford vehicles in such quantity that the percentage of new Ford vehicles purchased or leased by Budget in the United States, Canada, and other countries outside the European Union represents at least 70% of the total new vehicle acquisitions by Budget, with a minimum quantity of at least 80,000 vehicles in the United States in each model year. Given the volume of vehicles purchased from Ford by Budget, shifting significant portions of the fleet purchases to other manufacturers would require lead time and certain operational changes. As a result, any inability of Ford to supply Budget with the planned number and types of vehicles, any significant decline in the quality and customer satisfaction with respect to Ford vehicles or any failure of the parties to reach an agreement on the terms of any purchases, could have a material adverse effect on Budget's financial condition and results of operations.

SEASONALITY

     The three-month period ended September 30, during the peak summer travel months, has historically been the strongest period of the year for Budget. As a result, any occurrence that disrupts travel patterns during the summer period could have a material adverse effect on Budget's annual performance.

COSTS OF REGULATORY AND ENVIRONMENTAL COMPLIANCE

     Budget is subject to various foreign, federal, state and local laws and regulations that affect the conduct of its operations, including those related to the sale of loss damage waivers, vicarious liability of vehicle owners, consumer protection, advertising, used vehicle sales, the taxing and licensing of vehicles, franchising operations and sales, and environmental compliance and remediation. There can be no assurance that compliance with these laws and regulations or the adoption of modified or additional laws and regulations will not require material expenditures by Budget or otherwise have a material adverse effect on its results of operations or financial condition.

RISKS OF INTERNATIONAL OPERATIONS

     Budget's international vehicle rental operations are subject to certain risks, including adverse developments in the foreign political and economic environment, varying governmental regulations, foreign currency fluctuations, potential difficulties in staffing and managing foreign operations and potential adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on Budget's results of operations or financial condition.

DEPENDENCE ON DEALERS

     Ryder operates nationwide through approximately 3,900 dealers, of which approximately 3,600 are independent Ryder dealers and approximately 300 are RTR dealers. Ryder is dependent on its dealer network to offer its truck rental services to the public, and the growth and profitability of Ryder depend in part upon its relationship with its dealers. There can be no assurance that, following the Merger, Budget will be able to successfully maintain existing dealerships or to enter into relationships with qualified new dealers. The loss of a significant number of dealers or the failure to replace dealers could have a material adverse effect on Budget's results of operations or financial condition.

     Independent dealerships consist primarily of auto parts retailers and service suppliers, self storage centers, car rental locations and other vehicle-related businesses that are owned by third parties. As a result, truck rental services are not the primary business for independent dealers. There can be no assurance that the independent dealers will concentrate sufficient efforts on renting Ryder's trucks, which could result in decreased revenues for Budget following the Merger.

DEPENDENCE ON PRINCIPAL EXECUTIVE OFFICERS

     Budget's existing operations and continued future development are dependent in part on the active participation of Sanford Miller, John Kennedy and Jeffrey Congdon. The loss of the services of one or more of these individuals could have a material adverse effect on Budget. Budget has no employment agreements or covenants not to compete with any of its executive officers or significant employees.

SUBSTANTIAL VOTING POWER BY PRINCIPAL EXECUTIVE OFFICERS

     Budget has two classes of Common Stock: Budget Class A Common Stock, holders of which are entitled to one vote per share, and Budget Class B Common Stock, holders of which are entitled to ten votes per share. Messrs. Miller, Kennedy and Congdon own all outstanding shares of Budget Class B Common Stock, which, following the Merger, together with the Budget Class A Common Stock owned by such individuals, will represent approximately 44.0% of the combined voting power of both classes of common stock. As a result, such officers will be able to exert substantial influence over the election of the Budget Board (assuming the Maximum Merger Shares are issued in the Merger), thereby increasing the probability that members elected by them will continue to direct the business, policies and management of Budget.

POTENTIAL ANTI-TAKEOVER EFFECTS OF CHARTER AND BYLAW PROVISIONS; POSSIBLE ISSUANCES OF PREFERRED STOCK

     Certain provisions of Delaware law, Budget's Amended and Restated Certificate of Incorporation and Budget's Bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of Budget. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Budget Class A Common Stock. In addition, shares of preferred stock may be issued by the Board of Directors without stockholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of the Budget Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Budget has no current plans to issue any shares of preferred stock.

BENEFITS TO CERTAIN DIRECTORS AND OFFICERS OF RYDER; POSSIBLE CONFLICTS OF INTEREST

     In considering whether to receive shares of Budget Common Stock in connection with the Merger, Ryder Stockholders should be aware that certain members of the Ryder Board and management of Ryder may be deemed to have certain interests in the Merger that are different from the interests of the Ryder Stockholders generally. See "The Merger -- Interests of Certain Persons in the Merger." No special procedures were put in place to resolve any conflicts resulting from these interests. However, the Ryder Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

DIFFERENCES IN RIGHTS OF RYDER SHAREHOLDERS

     The rights of the holders of Ryder Common Stock are presently governed by the Ryder Certificate and the Ryder Bylaws. After completion of the Merger, the rights of the holders of Ryder Common Stock that are converted into Budget Class A Common Stock will be governed by the Budget Certificate of Incorporation and the Budget Bylaws. Certain differences may reduce certain existing rights of Ryder Stockholders. See "Comparison of Rights of Holders of Ryder Common Stock and Budget Class A Common Stock."

YEAR 2000

     Budget has assessed and continues to assess the impact of the year 2000("Y2K") on its reporting systems and operations (the "Y2K Issue"). The Y2K Issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date occurs, certain date sensitive systems will recognize the year 2000 as the year 1900 or may not recognize the date at all. This inability to properly treat or recognize the year 2000 may cause computer systems and applications to process critical information incorrectly.

     During 1997, Budget has recognized approximately $2.2 million to modify existing computer systems and applications and estimates that an aggregate of approximately $6.7 million will be incurred in 1998 and 1999 specifically for Y2K modification. The most significant systems undergoing or to undergo modifications are the reservation and rental transaction processing systems. A failure in these systems could cause significant disruption in customer service levels and therefore materially impact Budget's operating results and financial condition. Budget expects to complete all major modification efforts in mid-1999.

                  SELECTED HISTORICAL FINANCIAL DATA OF BUDGET

     The following table sets forth selected consolidated statements of operations data and selected consolidated balance sheet data of Budget. The selected financial data for each of the five years ended December 31, 1997 are derived from the consolidated financial statements of Budget. The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Budget" and the Consolidated Financial Statements and notes thereto incorporated by reference in this Proxy Statement/Prospectus.

                                                        YEAR ENDED AND AS OF DECEMBER 31,
                                              -----------------------------------------------------
                                               1993       1994       1995       1996        1997
                                              -------   --------   --------   --------   ----------
                                               (IN THOUSANDS EXCEPT PER SHARE AND OPERATING DATA)
Statement of Operations Data:
  Vehicle rental revenue(a).................  $22,321   $ 38,642   $107,067   $223,250   $1,014,105
  Retail car sales revenue..................       --         --     42,662    134,120      239,992
  Total operating revenue...................   22,321     38,642    149,729    357,370    1,303,762
  Depreciation -- vehicle...................    4,358      7,382     27,476     60,735      278,495
  Cost of vehicle sales.....................       --         --     38,021    113,747      205,791
  Operating income..........................    2,450      4,196     14,180     35,267      171,286
  Income before income taxes................      610        426      1,022      7,818       63,301
  Net income................................  $   428   $    250   $    337   $  4,497   $   36,926
  Weighted average common and common
     equivalent shares outstanding:
     Basic..................................       (b)     3,704      6,369      9,224       18,494
     Diluted................................       (b)     3,704      6,369      9,488       26,245
  Earnings per common and common equivalent
     share:
     Basic..................................       (b)  $   0.07   $   0.05   $   0.49   $     2.00
     Diluted................................       (b)  $   0.07   $   0.05   $   0.47   $     1.60
Operating Data:
  Rental Data (U.S. only)(c):
     Locations in operation at period end...       19         63        133        152          509
     Rental transactions(d).................  163,000    276,000    689,000   1,166,000   5,255,000
  Retail Car Sales Data:
     Locations in operation at period end...       --         --          7         11           26
     Average monthly vehicles sold..........       --         --        351        752        1,790
Balance Sheet Data:
  Revenue earning vehicles, net.............  $23,577   $ 97,127   $219,927   $319,257   $2,010,926
  Vehicle inventory.........................       --        943      8,938     16,413       34,721
  Total assets..............................   33,325    162,991    386,323    587,223    3,574,815
  Fleet debt................................   23,857    123,779    295,647    360,120    2,291,755
  Total debt................................   28,533    127,187    319,017    455,609    2,610,009
  Redeemable preferred stock................    2,747         --         --         --           --
  Common stock warrant......................       --      2,000      2,000      2,000           --
  Stockholders' equity (deficit)............   (1,251)    26,748     39,592     92,001      437,990

---------------

(a) Includes revenue from vehicle rentals and related products (such as insurance and loss damage waivers).
(b) This information is not meaningful as no shares were publicly held prior to August 1994.
(c)  Does not include data for Van Pool Services or Premier Car Rental.
(d)  Rounded to the nearest thousand.

                  SELECTED HISTORICAL FINANCIAL DATA OF BRACC

     The following table sets forth selected consolidated statements of operations data and selected consolidated balance sheet data of BRACC. The selected financial data for each of the five years ended December 31, 1996 are derived from the consolidated financial statements of BRACC. The data presented for each of the three months ended March 31, 1996 and 1997 are derived from unaudited financial statements, but in the opinion of BRACC reflect all adjustments (consisting of normal recurring adjustments) that BRACC considers necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The selected financial data below should be read in conjunction with the Consolidated Financial Statements of Budget and notes thereto incorporated by reference in this Proxy Statement/ Prospectus.

                                                                                                              THREE MONTHS
                                                                                                                  ENDED
                                                             YEAR ENDED DECEMBER 31,                            MARCH 31,
                                          --------------------------------------------------------------   -------------------
                                             1992         1993         1994         1995         1996        1996       1997
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                             (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Operating revenue:
  Vehicle rental revenue(a).............  $1,080,700   $  954,188   $1,011,203   $1,034,873   $  963,764   $221,778   $228,135
  Retail car sales revenue..............      72,253       63,596       77,999       83,795       91,503     22,734     20,913
  Other revenue.........................      61,435       61,903       66,564       74,802       77,554     17,259     17,363
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
        Total operating revenue.........  $1,214,388   $1,079,687   $1,155,766   $1,193,470   $1,132,821   $261,771   $266,411
Operating costs and expenses:
  Direct vehicle and operating..........     221,239      176,252      134,126      153,081      121,288     25,871     31,713
  Depreciation -- vehicle...............     278,344      206,271      257,356      323,619      263,846     54,583     65,439
  Depreciation -- non-vehicle...........      25,297       20,431       21,410       19,520       26,645      6,502      6,413
  Cost of car sales.....................      64,639       54,969       67,314       72,416       78,944     19,598     18,430
  Advertising, promotion and selling....     108,978       99,879       99,738      106,446       83,304     19,441     27,585
  Facilities............................     115,155      108,741      110,386      113,286      114,325     28,471     28,904
  Personnel.............................     274,081      248,947      269,370      280,901      248,655     61,939     63,985
  General and administrative............      85,625       82,731       69,117       88,612       54,194     17,638     14,430
  Intangible amortization...............      17,223       17,852       16,874       17,006       16,969      4,185      4,180
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
        Total operating costs and
          expenses......................  $1,190,581   $1,016,073   $1,045,691   $1,174,887   $1,008,170   $238,228   $261,079
Operating income........................  $   23,807   $   63,614   $  110,075   $   18,583   $  124,651   $ 23,543   $  5,332
Other expense:
  Vehicle interest expense..............     101,032       78,205       86,127      124,758       92,738     22,949     22,589
  Non-vehicle interest expense..........      18,923       16,283       18,823       25,151       31,444      7,265      7,043
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Income (loss) before provision for
  income taxes..........................  $  (96,148)  $  (30,874)  $    5,125   $ (131,326)  $      469   $ (6,671)  $(24,300)
Provision (benefit) for income taxes....      (4,900)          --        4,000        1,314        3,000        600     (4,860)
                                          ----------   ----------   ----------   ----------   ----------   --------   --------
Net income (loss).......................  $  (91,248)  $  (30,874)  $    1,125   $ (132,640)  $   (2,531)  $ (7,271)  $(19,440)
                                          ==========   ==========   ==========   ==========   ==========   ========   ========

                                                                        AS OF DECEMBER 31,                           AS OF
                                                  --------------------------------------------------------------   MARCH 31,
                                                     1992         1993         1994         1995         1996         1997
                                                  ----------   ----------   ----------   ----------   ----------   ----------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Revenue earning vehicles, net.................  $1,362,548   $1,339,000   $1,543,661   $1,353,989   $1,303,975   $1,494,755
  Vehicle inventory.............................       5,753        7,396        9,674       11,756       14,299       14,828
  Total assets..................................   2,590,002    2,405,204    2,602,374    2,488,115    2,328,115    2,484,152
  Fleet financing facilities....................   1,628,190    1,462,783    1,614,247    1,465,472    1,361,619    1,513,259
  Other notes payable...........................     216,326      245,714      268,039      452,475      468,767      474,055
  Total debt....................................   1,844,516    1,708,497    1,882,286    1,917,947    1,830,386    1,987,314
  Mandatory redeemable preferred stock..........     206,250      221,250      236,250      251,250        5,178        5,272
  Stockholders' equity..........................     111,934       59,558       49,909     (106,102)     143,965      121,288

---------------

(a) Includes revenue from vehicle rentals and related products (such as insurance and loss damage waivers).

                  SELECTED HISTORICAL FINANCIAL DATA OF RYDER

     The following table sets forth selected historical financial and other data of Ryder for each of the five years in the period ended December 31, 1997, and certain pro forma financial and other data for the year ended December 31, 1996. The pro forma financial data gives effect to the Ryder Acquisition Transactions (as defined in "Business of Ryder -- General"), Ryder's offering of $175 million of 10% Senior Subordinated Notes in November 1996 (the "Ryder Note Offering") and the application of the proceeds therefrom, as if they had occurred on January 1, 1996. The historical financial information for each of the years ended December 31, 1994 and 1995 and for the period January 1, 1996 through October 16, 1996 and October 17, 1996 through December 31, 1996 has been derived from the audited combined or consolidated financial statements of Ryder. The historical financial information for the year ended December 31, 1993 is unaudited but, in the opinion of management of Ryder, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. The pro forma information does not purport to represent what Ryder's results would have actually been if the Ryder Acquisition Transactions and the Ryder Note Offering had occurred at the date indicated, nor does such information purport to project the results of Ryder for any future period. The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Ryder" and "Financial Statements" included elsewhere in this Proxy Statement/Prospectus.

                                                                 JANUARY 1,     OCTOBER 17
                                                                    1996           1996
                                                                   THROUGH       THROUGH                    YEAR ENDED
                                                                 OCTOBER 16,   DECEMBER 31,   PRO FORMA    DECEMBER 31,
                                1993(M)    1994(M)    1995(M)      1996(M)         1996       1996(M)(N)       1997
                                --------   --------   --------   -----------   ------------   ----------   ------------
                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  One-way truck rentals.......  $184,875   $218,881   $224,369    $187,931       $ 36,861      $224,792     $ 225,416
  Local truck rentals.........   209,049    229,053    214,520     167,140         47,343       214,483       209,487
  Accessory rentals and
    product sales(a)..........    68,378     75,782     87,211      70,994         15,879        86,873        90,372
  Other revenues(b)...........    17,625     25,917     20,621      13,714          2,928        16,642        20,445
                                --------   --------   --------    --------       --------      --------     ---------
Total revenues................   479,927    549,633    546,721     439,779        103,011       542,790       545,720
Operating expense.............   171,297    192,830    174,795     146,379         32,908       176,944       191,537
Selling, general and
  administrative expense......   189,915    211,844    216,267     167,258         39,317       209,591       225,850
Depreciation expense (net of
  gains) and
  amortization(c).............    94,192     99,594    113,040      93,834         21,222       122,079(d)    112,171
Restructuring and other
  charges(e)..................        --         --      6,370       1,891             --         1,891            --
                                --------   --------   --------    --------       --------      --------     ---------
Operating income..............    24,523     45,365     36,249      30,417          9,564        32,285        16,162
Interest expense(f)...........    20,049     24,256     29,663      20,291          9,159        44,641        39,178
                                --------   --------   --------    --------       --------      --------     ---------
Earnings (loss) before income
  taxes and extraordinary
  item........................     4,474     21,109      6,586      10,126            405       (12,356)      (23,016)
Provision (benefit) for income
  taxes.......................     1,994      8,800      2,984       4,304            156        (4,351)       (8,861)
                                --------   --------   --------    --------       --------      --------     ---------
Earnings (loss) before
  extraordinary item..........  $  2,480   $ 12,309   $  3,602    $  5,822       $    249      $ (8,005)    $ (14,155)
Extraordinary loss on debt
  extinguishment, net of
  taxes.......................        --         --         --          --         (3,138)           --        (4,611)
                                --------   --------   --------    --------       --------      --------     ---------
Net earnings (loss)...........  $  2,480   $ 12,309   $  3,602    $  5,822       $ (2,889)     $ (8,005)    $ (18,766)
                                ========   ========   ========    ========       ========      ========     =========
BASIC AND DILUTED AMOUNTS PER
  COMMON SHARE:
Earnings (loss) before
  extraordinary item..........                                                   $   3.16                   $ (114.09)
Extraordinary item, net of
  tax.........................                                                   $ (39.80)                  $  (37.17)
Net loss......................                                                   $ (36.64)                  $ (151.26)
OTHER FINANCIAL DATA:
EBITDA(g).....................  $118,715   $144,959   $149,289    $124,251       $ 30,786      $154,364     $ 128,333
EBITDA margin.................      24.7%      26.4%      27.3%       28.3%          30.0%         28.4%         23.5%
Adjusted EBITDA(h)............  $118,715   $144,959   $155,659    $126,142       $ 30,786      $156,255     $ 128,333
Adjusted EBITDA margin........      24.7%      26.4%      28.5%       28.7%          30.0%         28.8%         23.5%
Capital expenditures(i).......  $204,928   $201,304   $232,531    $ 78,113       $  1,955      $ 80,068     $ 129,385
Proceeds from disposition of
  trucks......................    50,215     50,030     72,211      45,428         10,876        56,304        52,290
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating
  activities..................  $ 87,307   $124,011   $ 88,115    $125,728       $ 46,251                   $ 106,986
Net cash used in investing
  activities..................  (157,362)  (153,137)  (162,113)    (34,318)      (586,790)                    (71,666)
Net cash provided by (used in)
  financing activities........    69,924     30,285     74,777     (87,699)       558,046                     (52,827)
FLEET DATA:
Average operating fleet(j)....    31,078     32,814     34,110                                   31,693        30,227
Utilization(k)................      39.8%      44.1%      41.8%                                    44.6%         46.9%
Average age in months (end of
  period).....................        32         31         29                                       36            39
Average number of dealers.....     4,477      4,765      5,031                                    4,516         4,077
BALANCE SHEET DATA (END OF
  PERIOD):
Total assets..................   506,501    575,933    629,817     555,267        617,818                     583,427
Total debt(m).................  $     --         --         --          --        440,619                     395,905
Total stockholders'
  equity(l)...................  $369,464    412,058    490,437     408,560        120,111                     101,554

                 See Notes to Selected Financial Data of Ryder

                   NOTES TO SELECTED FINANCIAL DATA OF RYDER

(a) Includes rental of automobile towing equipment and moving accessories; sales of moving supplies; and sales of liability-limiting products such as physical damage waivers, personal accident and cargo protection, and supplemental liability protection.
(b)  Other revenues represent household relocation services provided by RMM.
(c) Gains on the disposition of trucks, net of vehicle disposition costs and other adjustments, have been reported as reductions of depreciation expense by Ryder.
(d) On a pro-forma basis, Ryder changed the estimated useful lives and residual values used to calculate depreciation expense on certain types of trucks in order to better reflect recent experience. This accounting change was treated as a change in estimate and accounted for on a prospective basis from January 1, 1996. As a result of this change, depreciation expense was decreased by approximately $6.0 million for the period January 1, 1996 through October 16, 1996.
(e) Ryder recorded restructuring and other charges of $6.4 million and $1.9 million for the year ended December 31, 1995 and the period January 1, 1996 through October 16, 1996, respectively. In the third quarter of 1995, Ryder consolidated its 20 administrative locations into two area centers. As a result, Ryder incurred restructuring and other charges for lease termination, employee severance and employee relocation costs. In 1996, additional consolidating and restructuring actions were taken by RSI which impacted Ryder; these actions included management and staff reductions and elimination of the company-owned car benefit program.
(f) Prior to October 17, 1996, historical interest expense consists of interest on advances from RSI.
(g) EBITDA represents earnings before interest expense, income taxes, depreciation (net of gains on the disposition of trucks) and amortization. Ryder includes information concerning EBITDA because it is used by certain investors as a measure of Ryder's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income or cash flows from operating activities presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.
(h)  Adjusted EBITDA represents EBITDA plus restructuring and other charges.
(i) Capital expenditures for rental trucks totaled $189.0 million, $182.0 million, $210.8 million, $62.9 million and $100.8 million for the years ended December 31, 1993, 1994, 1995, 1996 (pro forma), and 1997, respectively. Capital expenditures for the year ended December 31, 1995 includes $10.3 million to purchase approximately 1,200 trucks that were added to the fleet in 1992 under operating leases.
(j) Average operating fleet includes those trucks undergoing maintenance and excludes those trucks removed from the rental fleet for disposition.
(k) Utilization represents the total number of truck rental days generated by the fleet for the period divided by the total number of calendar days which were available for the average operating fleet for the period.
(l) Prior to October 17, 1996, shareholders' equity represents the investment by and interest-bearing advances from RSI. See the Combined Financial Statements of Ryder Consumer Truck Rental and related notes thereto.
(m) Certain reclassifications have been made to the 1993, 1994, 1995 and 1996 financial data to conform to 1997 presentations.
(n) The Pro Forma 1996 results do not represent the sum of the two 1996 periods. The Pro Forma 1996 results reflect the Ryder Acquisition Transactions, the Ryder Note Offering and the application of the proceeds therefrom, as if they had occurred on January 1, 1996. As a result, the purchase price was allocated to the assets and liabilities assumed based on their estimated fair values, and lives and residual values on certain types of trucks have been changed.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The Pro Forma Consolidated Balance Sheet is based on the historical financial statements of Budget, Ryder and Cruise America as of December 31, 1997, adjusted to give effect to the "Merger Transactions" (as defined below) and the merger of Budget and Cruise America (the "Cruise America Transaction") as if they had occurred as of December 31, 1997. The Pro Forma Consolidated Statement of Operations is based on the historical financial statements of Budget, Ryder and Cruise America for the year ended December 31, 1997, and of BRACC for the period from January 1, 1997, through April 29, 1997, adjusted to give effect to the Merger Transactions, the Cruise America Transaction and the Budget Acquisition Transactions (collectively, the "Budget Transactions") as if they had occurred on January 1, 1997.

     The "Merger Transactions" consist of the following: (i) the Merger, including the conversion of the Ryder Common Stock into Budget Class A Common Stock, cash and warrants to purchase Budget Class A Common Stock and the right to receive the Contingent Additional Consideration, if any; and (ii) the issuance and sale by Budget of $135 million of 5% Convertible Preferred Stock in a private placement.

     The Cruise America Transaction was completed on January 28, 1998 and has been accounted for using the pooling of interests method of accounting, whereby Budget issued 0.28073 of a share of Budget Class A Common Stock for each share of Cruise America Common Stock.

     The "Budget Acquisition Transactions" consist of the following: (i) the Budget Acquisition, including the repayment, purchase and forgiveness of certain indebtedness and the necessary purchase accounting and elimination entries; (ii) the sale of 8,625,000 shares of Budget Class A Common Stock by Budget in a public offering in April 1997 (the "Public Offering") and the application of the net proceeds thereof; (iii) the private placement (the "Debt Placements") of $45.0 million aggregate principal amount of Convertible Notes and $165.0 million aggregate principal amount of 9.57% Guaranteed Senior Notes due 2007 (the "Guaranteed Senior Notes") by Budget in April 1997 and the application of the net proceeds thereof; and (iv) the April 1997 credit facilities for fleet financings (the "April 1997 Fleet Financings") with an aggregate commitment of $1.4 billion and the application of the net proceeds thereof and the repayment of certain of BRACC's outstanding indebtedness to Ford from the net proceeds thereof. The Budget Acquisition has been accounted for using the purchase method of accounting.

     The Pro Forma Consolidated Financial Statements do not purport to represent what Budget's results of operations or financial condition would have been had the Budget Transactions actually occurred on the dates indicated or to predict Budget's results of operations or financial condition in the future. These statements are qualified in their entirety by, and should be read in conjunction with, the historical financial statements of Budget and Ryder and the notes thereto incorporated by reference or included elsewhere in this Proxy Statement/Prospectus.

     The Pro Forma Consolidated Financial Statements have been prepared assuming that the Certificate Amendment is approved by the Budget Stockholders, thereby making the Aggregate Merger Consideration consist of the Maximum Merger Shares and the Minimum Cash Consideration, the Warrants and the Contingent Additional Consideration. Additionally, the Merger has been reflected in the Pro Forma Consolidated Financial Statements using the purchase method of accounting, whereby the total cost of the Merger will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the Effective Time. Such allocations will be based on studies and valuations which have not yet been completed. Accordingly, the allocations reflected in the Pro Forma Consolidated Financial Statements are preliminary and subject to revision. However, Budget does not expect material changes to the allocation of the purchase price.

     The Pro Forma Consolidated Financial Statements give effect only to the adjustments set forth in the accompanying notes and do not reflect any other benefits anticipated by management as a result of the Budget Transactions and the implementation of Budget's business strategy.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                        HISTORICAL   ADJUSTMENTS FOR     PRO FORMA                  ADJUSTMENTS FOR
                           HISTORICAL     CRUISE     CRUISE AMERICA      HISTORICAL    HISTORICAL       MERGER
                             BUDGET      AMERICA       TRANSACTION         BUDGET        RYDER       TRANSACTIONS
                           ----------   ----------   ---------------    ------------   ----------   ---------------
                                                      ASSETS
Cash and cash
  equivalents............  $  157,007    $  4,448         $ --           $  161,455     $ (6,324)      $ 10,700(b)
Restricted cash..........     282,731          --           --              282,731        6,693             --
Trade and vehicle
  receivables............     329,356       4,662           --              334,018       24,278             --
Vehicle inventory........      34,721      12,223           --               46,944           --             --
Revenue earning
  vehicles...............   2,010,926      79,778           --            2,090,704      451,192         19,700(c)
Property and equipment...     140,165       7,382           --              147,547        9,504             --
Prepaid expenses and
  other assets...........      87,681       4,000           --               91,681       30,587             --
Intangibles..............     532,228                       --              532,228       47,838        146,269(c)
                           ----------    --------         ----           ----------     --------       --------
                           $3,574,815    $112,493         $ --           $3,687,308     $563,768       $176,669
                           ==========    ========         ====           ==========     ========       ========

                                                    LIABILITIES
Notes payable............  $2,610,009    $ 76,190         $ --           $2,686,199     $395,905       $     --
Accounts payable, accrued
  expenses and other
  liabilities............     418,438      13,253           --              431,691       78,704            500(d)
Deferred income taxes....     108,378       2,101           --              110,479      (13,335)         8,470(c)
                           ----------    --------         ----           ----------     --------       --------
                            3,136,825      91,544           --            3,228,369      461,274          8,970
                           ----------    --------         ----           ----------     --------       --------
Redeemable Class C Common
  Stock..................          --          --           --                   --          940           (940)(e)
                           ----------    --------         ----           ----------     --------       --------

                                               STOCKHOLDERS' EQUITY
5% convertible preferred
  stock..................          --          --           --                   --           --        131,213(f)
Common stock -- Cruise
  America................          --          58          (58)(a)               --           --             --
Common stock -- Ryder....          --          --           --                   --            1             (1)(e)
Budget Class A Common
  Stock..................         239          --           16(a)               255           --             36(g)
Budget Class B Common
  Stock..................          19          --           --                   19           --             --
Additional paid-in
  capital................     400,099      25,081           42(a)           425,222      123,208         15,736(e),(g)
Foreign currency
  translation
  adjustment.............      (1,326)     (1,151)          --               (2,477)          --             --
Retained earnings
  (deficit)..............      39,289      (3,039)          --               36,250      (21,655)        21,655(e)
Treasury stock...........        (330)         --           --                 (330)          --             --
                           ----------    --------         ----           ----------     --------       --------
                              437,990      20,949           --              458,939      101,554        168,639
                           ----------    --------         ----           ----------     --------       --------
                           $3,574,815    $112,493         $ --           $3,687,308     $563,768       $176,669
                           ==========    ========         ====           ==========     ========       ========


                           PRO FORMA
                             BUDGET
                           ----------
                             ASSETS
Cash and cash
  equivalents............  $  165,831
Restricted cash..........     289,424
Trade and vehicle
  receivables............     358,296
Vehicle inventory........      46,944
Revenue earning
  vehicles...............   2,561,596
Property and equipment...     157,051
Prepaid expenses and
  other assets...........     122,268
Intangibles..............     726,335
                           ----------
                           $4,427,745
                           ==========
                           LIABILITIES
Notes payable............  $3,082,104
Accounts payable, accrued
  expenses and other
  liabilities............     510,895
Deferred income taxes....     105,614
                           ----------
                            3,698,613
                           ----------
Redeemable Class C Common
  Stock..................          --
                           ----------
                           STOCKHOLDERS'
                             EQUITY
5% convertible preferred
  stock..................     131,213
Common stock -- Cruise
  America................          --
Common stock -- Ryder....          --
Budget Class A Common
  Stock..................         291
Budget Class B Common
  Stock..................          19
Additional paid-in
  capital................     564,166
Foreign currency
  translation
  adjustment.............      (2,477)
Retained earnings
  (deficit)..............      36,250
Treasury stock...........        (330)
                           ----------
                              729,132
                           ----------
                           $4,427,745
                           ==========

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     (a) Reflects the conversion of Cruise America common stock into Budget Class A Common Stock in accordance with the Cruise America merger agreement.

     (b) Reflects the increase in cash attributable to:

Net cash received from the issuance by Budget of 5%
  convertible preferred stock...............................  $ 131,213
Cash paid in connection with Merger.........................   (125,000)
Cash proceeds from exercise of Ryder stock options..........      4,487
                                                              ---------
Net increase in cash........................................  $  10,700
                                                              =========

     (c) Reflects the increase in intangibles from the Merger calculated as follows:

Purchase price
  Cash paid.................................................  $125,000
  Value of Budget Class A Common Stock issued...............   138,980
  Accrued offering costs(d).................................       500
                                                              --------
  Total purchase price......................................   264,480
Less: Fair market value of net tangible assets
  acquired(1)...............................................   (70,373)
                                                              --------
Intangibles recorded on acquisition.........................   194,107
Write-off of intangible assets previously recorded by
  Ryder.....................................................   (47,838)
                                                              --------
  Net increase in intangible assets.........................  $146,269
                                                              ========

---------------

          (1) Fair market value of net assets of Ryder acquired was determined as follows:

          Historical net....................................  $54,656
          Increase due to stock option exercise.............    4,487
          Fair market value adjustment to revenue earning
            vehicles........................................   19,700
          Deferred income taxes due to purchase
            accounting......................................   (8,470)
                                                              -------
                                                              $70,373
                                                              =======

     (d) Reflects a $500 increase in accrued expenses for the estimated registration costs of the 5% convertible preferred stock issued by Budget in connection with the Merger.

     (e) Reflects the elimination of the Redeemable Class C common stock and equity accounts of Ryder as follows:

Redeemable Class C common stock.............................  $    (940)
                                                              ---------
Common stock................................................  $      (1)
                                                              ---------
Additional paid-in capital..................................  $(123,208)
                                                              ---------
Retained earnings (deficit).................................  $  21,655
                                                              =========

     (f) Reflects the issuance by Budget of the $135,000 in 5% convertible preferred stock, net of $3,037 of underwriting commissions and offering expenses estimated at $750.

     (g) Reflects the increase in common stock and additional paid-in capital attributable to the following:

Common Stock:
  Issuance of 3,606 shares of Budget Class A common stock at
     a par value of $.01 per share..........................  $     36
                                                              --------
Additional paid-in capital:
  Value of 3,606 shares of Budget Class A Common Stock
     issued in the Merger, less $36 related to the par
     value..................................................  $118,944
  Guaranteed appreciation of Budget Class A Common Stock
     issued.................................................    20,000
                                                              --------
  Increase in additional paid-in capital....................  $138,944
                                                              ========

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                         ADJUSTMENTS
                                         HISTORICAL   HISTORICAL BRACC    FOR BUDGET            PRO FORMA
                            HISTORICAL     CRUISE      THROUGH BUDGET    ACQUISITION            HISTORICAL    HISTORICAL
                              BUDGET      AMERICA      ACQUISITION(A)    TRANSACTIONS             BUDGET        RYDER
                            ----------   ----------   ----------------   ------------          ------------   ----------
Operating revenue:
 Vehicle rental revenue...  $1,014,105    $ 56,331        $311,945         $    --              $1,382,381     $434,903
 Retail vehicle sales
   revenue................     239,992      49,119          29,146              --                 318,257           --
 Royalty fees and other...      49,665       2,224          23,132          (3,656)(b)              71,365      110,817
                            ----------    --------        --------         -------              ----------     --------
       Total operating
         revenue..........   1,303,762     107,674         364,223          (3,656)              1,772,003      545,720
                            ----------    --------        --------         -------              ----------     --------
Operating costs and
 expenses:
Depreciation -- vehicle...     278,495      13,617          89,019              --                 381,131       99,361
 Costs of retail vehicle
   sales..................     205,791      45,277          25,691              --                 276,759           --
 Operating expense........     471,828      38,469         168,965          (2,439)(b)             676,823      191,537
 Selling, general and
   administrative
   expense................     153,716       9,717          58,556          (1,217)(b)             220,772      225,850
 Amortization and non-
   vehicle depreciation...      22,646         884          14,416          (1,578)(c)              36,368       12,810
                            ----------    --------        --------         -------              ----------     --------
       Total operating
         costs and
         expenses.........   1,132,476     107,964         356,647          (5,234)              1,591,853      529,558
                            ----------    --------        --------         -------              ----------     --------
Operating income (loss)...     171,286        (290)          7,578           1,578                 180,150       16,162
                            ----------    --------        --------         -------              ----------     --------
Interest expense..........     107,985       7,412          40,922          (5,348)(d)(e)(f)       150,971       39,178
                            ----------    --------        --------         -------              ----------     --------
                                                                                  (g)(h)
Income (loss) before
 taxes....................      63,301      (7,702)        (33,346)          6,926                  29,179      (23,016)
Provision (benefit) for
 income taxes.............      26,375        (550)         (6,669)         (5,514)(i)              13,642       (8,861)
                            ----------    --------        --------         -------              ----------     --------
Net income (loss).........      36,926      (7,152)        (26,677)         12,440                  15,537      (14,155)
Accrual of dividends on 5%
 convertible preferred
 stock....................          --          --              --              --                      --           --
                            ----------    --------        --------         -------              ----------     --------
Net income (loss)
 attributable to common
 shareholders.............  $   36,926    $ (7,152)       $(26,677)        $12,440              $   15,537     $(14,155)
                            ==========    ========        ========         =======              ==========     ========
Weighted average shares
 outstanding -- basic.....      18,494       1,618                                                  22,920          124
                            ==========    ========                                              ==========     ========
Basic EPS.................  $     2.00    $  (4.42)                                             $     0.68     $(114.09)
                            ==========    ========                                              ==========     ========
Weighted average shares
 outstanding -- diluted...      26,245       1,618                                                  27,285          124
                            ==========    ========                                              ==========     ========
Diluted EPS...............  $     1.60    $  (4.42)                                                   0.57     $(114.09)
                            ==========    ========                                              ==========     ========


                            ADJUSTMENTS FOR
                                MERGER         PRO FORMA
                             TRANSACTIONS     BUDGET GROUP
                            ---------------   ------------
Operating revenue:
 Vehicle rental revenue...     $               $1,817,284
 Retail vehicle sales
   revenue................                        318,257
 Royalty fees and other...                        182,182
                               --------        ----------
       Total operating
         revenue..........           --         2,317,723
                               --------        ----------
Operating costs and
 expenses:

Depreciation -- vehicle...        3,940(j)        484,432
 Costs of retail vehicle
   sales..................           --           276,759
 Operating expense........           --           868,360
 Selling, general and
   administrative
   expense................         (850)(k)       445,772
 Amortization and non-
   vehicle depreciation...        6,734(l)         55,912
                               --------        ----------
       Total operating
         costs and
         expenses.........        9,824         2,131,235
                               --------        ----------
Operating income (loss)...       (9,824)          186,488
                               --------        ----------
Interest expense..........           --           190,149
                               --------        ----------

Income (loss) before
 taxes....................       (9,824)           (3,661)
Provision (benefit) for
 income taxes.............       (1,264)(i)         3,517
                               --------        ----------
Net income (loss).........       (8,560)           (7,178)
Accrual of dividends on 5%
 convertible preferred
 stock....................        6,750(m)          6,750
                               --------        ----------
Net income (loss)
 attributable to common
 shareholders.............     $(15,310)       $  (13,928)
                               ========        ==========
Weighted average shares
 outstanding -- basic.....                         26,526
                                               ==========
Basic EPS.................                     $    (0.53)
                                               ==========
Weighted average shares
 outstanding -- diluted...                         26,526
                                               ==========
Diluted EPS...............                     $    (0.53)
                                               ==========

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                   UNAUDITED

     (a) Reflects the inclusion of the operations of BRACC from January 1, 1997 to April 29, 1997, the date of the Budget Acquisition.

     (b) Reflects the elimination of the following transactions between TEAM and
         BRACC:

     Advertising fees paid by TEAM which were recognized as
      other revenue by BRACC................................  $ 1,217
     Royalty expenses paid by TEAM which were recognized as
      royalty fees by BRACC.................................    1,700

       Also reflects the elimination of the current period effect of $739 royalty fees recognized by BRACC and $739 royalty expense recognized by TEAM related to the Warrant to purchase shares of Class A Common Stock of TEAM held by BRACC ("the BRACC Warrant").

     (c) Reflects the elimination of $5,824 of amortization of BRACC's existing goodwill and records an increase of $4,246 amortization on the net goodwill and other intangible assets recorded through purchase accounting adjustments.

     (d) Reflects the increase in vehicle interest expense attributable to:

     Interest expense related to the April 1997 Fleet
      Financings............................................  $17,899
     Amortization of costs incurred in connection with
      certain of the April 1997 Fleet Financings............      384
                                                              -------
          Increase in vehicle interest expense..............  $18,283
                                                              =======

     (e) Reflects the decrease in vehicle interest expense attributable to:

     Interest savings on vehicle debt refinanced through the
      April 1997 Fleet Financings...........................  $17,696
     Interest savings on vehicle debt to Ford paid down by
      BRACC in connection with the Budget Acquisition.......    1,832
                                                              -------
          Decrease in vehicle interest expense..............  $19,528
                                                              =======

     (f) Reflects the decrease in non-vehicle interest expense attributable to:

     Interest expense related to the Debt Placements........  $ 6,205
     Amortization of costs incurred in connection with
      certain of the April 1997 Fleet Financings and the
      Debt Placements.......................................      487
                                                              -------
          Increase in non-vehicle interest expense..........  $ 6,692
                                                              =======

     (g) Reflects the decrease in non-vehicle interest expense attributable to:

     Elimination of interest on BRACC indebtedness to Ford
      purchased by TEAM through the issuance of Series A
      Convertible Preferred Stock of TEAM...................  $ 2,478
     Elimination of interest on working capital debt of
      $134,136 forgiven by Ford.............................    3,353
     Elimination of interest on BRACC indebtedness to Ford
      paid down by BRACC using the proceeds from BRACC's
      sale of newly issued common stock to TEAM.............    4,928
                                                              -------
          Decrease in non-vehicle interest expense..........  $10,759
                                                              =======

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                   UNAUDITED

     (h) Reflects $36 of interest income -- restricted cash on the $2,400 increase in restricted cash resulting from the receipt of Ford's funding of the special bonus program implemented in connection with the Budget Acquisition.

     (i) Reflects a tax provision attributable to the combined group on a pro forma basis.

     (j) Reflects an increase of $3,940 in vehicle depreciation expense attributable to the fair market value adjustment to revenue earning vehicles.

     (k) Reflects the elimination of management fees of $850 incurred by Ryder under an agreement terminated in connection with the Merger.

     (l) Reflects the elimination of $4,023 in amortization of Ryder's existing intangibles and records an increase in amortization of $10,757 on the net intangibles established through purchase accounting adjustments.

     (m) Reflects the accrual of $6,750 of dividends on the 5% convertible preferred stock expected to be issued by Budget in connection with the Merger.

                              GENERAL INFORMATION

     This Proxy Statement/Prospectus is being furnished to the Budget Stockholders in connection with the solicitation of proxies by the Budget Board for approval and adoption of (i) the Certificate Amendment, (ii) the Incentive Plan Amendment and (iii) the Directors' Plan Amendment. The Certificate Amendment is necessary in order to issue the Maximum Merger Shares and to issue shares of Budget Class A Common Stock in connection with the Incentive Plan Amendment and the Directors' Plan Amendment.

     This Proxy Statement/Prospectus also constitutes the Information Statement of Ryder furnished to the Ryder Stockholders. PROXIES ARE NOT BEING SOLICITED FROM THE RYDER STOCKHOLDERS WITH RESPECT TO THE MERGER.

     This Proxy Statement/Prospectus also constitutes the Prospectus of Budget with respect to the shares of Budget Class A Common Stock to be issued in the Merger. Information in this Proxy Statement/Prospectus with respect to Budget has been supplied by Budget. Information in this Proxy Statement/Prospectus with respect to Ryder has been supplied by Ryder.

                           THE BUDGET SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The Budget Special Meeting will be held at Budget's offices at 125 Basin
Street, Suite 210, Daytona Beach, Florida 32114 on          , 1998, beginning at
10:00 a.m. local Daytona Beach time. At the Budget Special Meeting, Budget Stockholders will be asked to consider and vote upon proposals to (i) approve and adopt the Certificate Amendment (ii) approve and adopt the Incentive Plan Amendment and (iii) approve and adopt the Directors' Plan Amendment. Copies of the Certificate Amendment, the Incentive Plan reflecting the proposed Incentive Plan Amendment and the Directors' Plan reflecting the proposed Directors' Plan Amendment are attached hereto as Annex A, Annex C and Annex D, respectively, and are incorporated herein by this reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of Budget Common Stock at the close of business on the Budget Record Date are entitled to notice of and to vote at the
Budget Special Meeting. As of the Budget Record Date, there were        shares
of Budget Class A Common Stock issued and outstanding held by approximately holders of record, and 1,936,600 shares of Budget Class B Common Stock issued and outstanding held by three holders of record. Holders of record of Budget Class A Common Stock on the Budget Record Date are entitled to one vote per share on any matter that may properly come before the Budget Special Meeting. Holders of record of Budget Class B Common Stock on the Budget Record Date for the Budget Special Meeting are entitled to ten votes per share on any matter that may properly come before the Budget Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the combined voting power of the Budget Common Stock outstanding and entitled to vote at the Budget Special Meeting as of the Budget Record Date is necessary to constitute a quorum at the Budget Special Meeting. If a quorum is present (i) the affirmative vote of the holders of a majority of the combined voting power of the shares of Budget Common Stock outstanding on the Budget Record Date and the affirmative vote of a majority of the Budget Class A Common Stock outstanding on the Budget Record Date, voting separately as a class is required to approve the Certificate Amendment and (ii) the affirmative vote of the holders of a majority of the combined voting power of the shares of the Budget Common Stock present in person or by proxy at the Budget Special Meeting is required to approve each of the Plan Amendments. As of the Budget Record Date, the executive officers and directors of Budget, together with their affiliates,
as a group beneficially owned an aggregate of        shares of Budget Class A
Common Stock, or approximately      % of the shares of Budget Class A Common
Stock then outstanding, and an aggregate of 1,936,600 shares of Budget Class B
Common Stock, for approximately      % of the total combined voting power of the
shares of Budget Class A Common Stock and Budget Class B Common Stock then outstanding. Each of the executive officers and directors of Budget has advised

Budget that he intends to vote his shares of Budget Common Stock in favor of the proposals to approve and adopt the Certificate Amendment and the Plan Amendments. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. Broker non-votes occur when a broker or other nominee holding shares for a beneficial owner does not vote on a proposal because the beneficial owner has not checked the applicable box on the Proxy. With respect to the Certificate Amendment, abstentions and broker non-votes will have the effect of a vote "AGAINST" such Proposal. With respect to each of the Plan Amendments, abstentions will have the effect of a vote "AGAINST" such Proposals and broker non-votes will not be considered entitled to vote and thus will not be counted as a vote "FOR" or "AGAINST" such Proposals.

     Budget is paying all costs of the solicitation of Proxies, including the expenses of printing and mailing to Budget Stockholders this Proxy Statement/Prospectus, the accompanying Notice of Special Meeting of Stockholders and the Proxy. Budget has retained MacKenzie Partners, Inc. to aid in the solicitation of Proxies. It is estimated that the cost of these services will be approximately $18,000 plus expenses. Proxies may be solicited personally or by telephone or facsimile transmission. In addition, Budget will reimburse brokerage firms and other custodians, nominees and fiduciaries representing beneficial owners of shares of Budget Class A Common Stock and Budget Class B Common Stock for their expenses in forwarding solicitation materials to beneficial owners. Proxies may also be solicited by certain of Budget's executive officers, directors and regular employees, without additional compensation, personally or by telephone or facsimile transmission.

     THE APPROVAL AND ADOPTION OF EACH OF THE PLAN AMENDMENTS IS CONTINGENT ON THE APPROVAL AND ADOPTION OF THE CERTIFICATE AMENDMENT. UNLESS THE CERTIFICATE AMENDMENT IS APPROVED AND ADOPTED BY THE BUDGET STOCKHOLDERS AT THE BUDGET SPECIAL MEETING, NEITHER OF THE PLAN AMENDMENTS WILL BE EFFECTED BY BUDGET.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the Budget Special Meeting is enclosed with the copies of this Proxy Statement/ Prospectus being sent to Budget Stockholders. All shares of Budget Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted "FOR" approval of the Certificate Amendment and each of the Plan Amendments and, in the discretion of the proxy holder, as to any other matter which may properly come before the Budget Special Meeting. The Budget Board is not aware of any other matters which may be presented for action at the Budget Special Meeting, but if other matters do come properly before the Budget Special Meeting it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the Budget Secretary or by submitting a proxy having a later date or by such person appearing at the Budget Special Meeting and electing to vote in person.

                   THE CERTIFICATE AMENDMENT (PROPOSAL NO. 1)

     Budget's authorized capital stock is currently 37,750,000 shares, consisting of 37,500,000 shares of Budget Common Stock and 250,000 shares of Preferred Stock. Of the authorized shares of Budget Common Stock, 35,000,000 shares are currently designated Budget Class A Common Stock and 2,500,000 shares are designated Budget Class B Common Stock. The Board has adopted, subject to approval of the Budget Stockholders, the Certificate Amendment to increase the number of authorized shares of Budget Class A Common Stock from 35,000,000 to 70,000,000 shares. At the Budget Special Meeting, Budget Stockholders will be asked to consider and vote on the Certificate Amendment. The full text of the Certificate Amendment is set forth as Annex A to this Proxy Statement/Prospectus.

     As of the Budget Record Date,        shares of Budget Class A Common Stock
were issued and outstanding. Accordingly, only      shares of Budget Class A
Common Stock remain available for issuance.

     The Certificate Amendment is necessary in order to allow Budget to issue the Maximum Merger Shares in the Merger. However, the Merger is not contingent upon the adoption of the Certificate Amendment. In addition, the Certificate Amendment is necessary to permit the Plan Amendments.

     Except for the foregoing, Budget does not currently have any plans, agreements, commitments or understandings with respect to the issuance of additional shares of Budget Class A Common Stock to be available under the Certificate Amendment. In addition to the abovementioned reasons, the Board is proposing the Certificate Amendment at this time in order to provide flexibility for future activities. The Board believes that the Certificate Amendment is desirable in order to ensure that there will be sufficient authorized shares for a variety of corporate purposes, including, without limitation, to obtain financing, to consummate future acquisitions, to facilitate the growth and expansion of Budget and for possible stock splits or stock dividends or business opportunities.

     The Board may issue the additional shares of Budget Class A Common Stock, together with currently authorized but unissued and unreserved shares of Budget Common Stock, at such times, to such persons and for such consideration as the Board may determine to be in Budget's best interests without further stockholder approval, except as otherwise required by statute or stock exchange rules. Depending on the circumstances, issuance of additional shares of Budget Class A Common Stock could affect the existing holders of shares by diluting the voting power of the outstanding shares. Budget's stockholders do not have preemptive rights under the Budget Certificate and will not have such rights with respect to the additional authorized shares of Budget Class A Common Stock. While
Section 214 of the DGCL provides that a company's certificate of incorporation may provide for cumulative voting, such voting is not provided for under the Budget Certificate. Therefore, the holders of a majority of the voting power of shares of Budget Common Stock can elect all of the directors being elected at any annual meeting of stockholders of Budget.

     While the Certificate Amendment is not designed to deter or to prevent a change in control, under certain circumstances, Budget could use the additional shares of Budget Class A Common Stock (as it could use the currently authorized but unissued shares of Budget Common Stock or Budget Preferred Stock) to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of Budget or to dilute the public ownership of Budget and thereby to protect the continuity of Budget's management. Budget could also privately place any such shares with purchasers who might favor the Budget Board in opposing a hostile takeover bid, although Budget has no present intention to do so and has not present knowledge of any such takeover efforts.

VOTE REQUIRED

     The Certificate Amendment must be approved by (i) the affirmative vote of a majority of the combined voting power of the shares of Budget Common Stock that are outstanding on the Budget Record Date and (ii) the affirmative vote of a majority of the Budget Class A Common Stock outstanding on the Budget Record Date, voting separately as a class. Proxies will be voted in accordance with the specifications marked thereon, and if no specification is marked, a signed Proxy will be voted "FOR" the adoption of the Certificate Amendment.

RECOMMENDATION OF THE BUDGET BOARD

     THE BUDGET BOARD HAS DETERMINED THAT THE CERTIFICATE AMENDMENT IS IN THE BEST INTERESTS OF BUDGET AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE CERTIFICATE AMENDMENT AND RECOMMENDS THAT THE BUDGET STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE CERTIFICATE AMENDMENT.

                 THE INCENTIVE PLAN AMENDMENT (PROPOSAL NO. 2)

PROPOSED AMENDMENT

     The Incentive Plan Amendment would increase the total number of shares of Budget Common Stock available for grant under the Incentive Plan to 3,500,000 shares. At present, the maximum number of shares of Budget Common Stock that may be subject to options granted under the Incentive Plan is 1,750,000 shares. The Budget Board believes that grants of stock options are an effective method to attract and retain key employees and that the availability of shares for future grants under the Incentive Plan is important to Budget's business prospects and operations.

     Except for the foregoing, the Incentive Plan Amendment, if approved, would not change the terms of the Incentive Plan. The full text of the Incentive Plan reflecting the Incentive Plan Amendment is set forth in Annex C to this Proxy Statement.

DESCRIPTION OF THE INCENTIVE PLAN

     The following description of the Incentive Plan, giving effect to the proposed amendments, is a summary and is qualified in its entirety by reference to the text of the Incentive Plan.

     Stock Subject to the Incentive Plan. The Incentive Plan provides for the issuance of either incentive stock options (the "Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options (intended not to qualify as incentive stock options) (the "Nonqualified Options" and, collectively with the Incentive Options, the "Options" for purposes of this section and the section under the caption "Certain Federal Income Tax Consequences," below) to employees of Budget. Upon amendment of the Incentive Plan, the maximum number of shares of Budget Common Stock that may be made subject to Options granted pursuant to the Incentive Plan is 3,500,000. Prior to the Incentive Plan Amendment, the maximum number of shares of Budget Common Stock that may be made subject to Options granted pursuant to the Incentive Plan is 1,750,000. Options granted under the Incentive Plan may relate to either Budget Class A Common Stock or Budget Class B Common Stock.

     Administration. The Incentive Plan is administered by a committee (the "Committee") appointed by the Budget Board consisting of not fewer than two individuals who are "non-employee" directors under Rule 16b-3 promulgated under
Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"). The Committee has the authority to grant Options under the Incentive Plan and to determine the number, terms and conditions of all Options so granted. The Budget Board has the right to amend or terminate the Incentive Plan in certain circumstances, provided that any amendment or modification must comply with applicable law, the requirements of Section 16 of the Exchange Act, the applicable National Association of Securities Dealers, Inc. (the "NASD") or stock exchange listing requirements and the requirements under the Code.

     The Committee determines the employees to whom Options are to be granted, the times at which Options are granted, the number of shares of Budget Common Stock subject to each Option, whether each Option is an Incentive Option or a Nonqualified Option, whether the Option is exercisable for shares of Budget Class A Common Stock or Budget Class B Common Stock, the exercise price per share and the maximum term of each Option. The Committee also has the power to interpret and construe the Incentive Plan and to determine the terms and provisions of each agreement evidencing an Option (an "Agreement") and to make all other determinations the Committee deems necessary or advisable in administering the Incentive Plan.

     Eligibility. Awards can be made to key employees (as determined by the Committee) of Budget or its subsidiaries. In making determinations under the Incentive Plan, the Committee may take into account the nature of the services rendered by the respective employees, their present and potential contributions to the success of Budget and its subsidiaries and such other factors as the Committee deems relevant.

     Options. The purchase price per share of Budget Common Stock under each Option is determined by the Committee and set forth in the applicable Agreement, but may not be less than the fair market value of the Budget Common Stock on the date the Option is granted. Fair market value is calculated as the last sales price reported for the Budget Common Stock on the trading day immediately preceding the date of grant as reported by on the national securities exchange on which the Budget Common Stock is listed. The term of each Option may be for such period as the Committee determines, but not more than 10 years from the date on which the Option is granted. No Incentive Option can be granted to an employee who, at the time the Incentive Option is granted, owns, or is considered as owning within the meaning of Section 424(d) of the Code, stock possessing more than 10% of the total combined voting power of all classes of equity securities of Budget or of a subsidiary, unless at the time the Incentive Option is granted, the option price is at least 110% of such fair market value of the Budget Common Stock subject to the Incentive Option and the Incentive Option by its terms is not exercisable after the expiration of 5 years from the date it is granted. Subsequent to the grant of an Option but before its expiration, the Committee may accelerate the exercise period in whole or in part (without reducing the term of such Option). No Option is exercisable before six months after it is granted or may be exercised as to fewer than 100 shares of Budget Common Stock or, if less, the total number of shares of Budget Common Stock remaining unexercised under the Option.

     Payment of the Option purchase price may be made (i) in cash, (ii) in whole shares of Budget Common Stock currently owned by the holder, (iii) in a combination of cash and Budget Common Stock or (iv) upon delivery of a written exercise notice, including irrevocable instructions to Budget to deliver the stock certificates issuable upon exercise of the Option directly to a broker named in the notice that has agreed to participate in a "cashless" exercise on behalf of the optionee.

     Termination of Employment. If the optionee ceases to be an employee of Budget in certain circumstances, the optionee may, at any time within a period of 90 days following the date of such termination, exercise such Option to the extent that the Option was exercisable on the date the optionee ceased to be an employee. If the optionee ceases to be an employee by reason of retirement under Budget's retirement plan, then the optionee may, at any time within a period of 90 days following the date of such termination, exercise each Option held by the optionee on such date to the full extent of the Option.

     If the optionee's employment terminates by reason of death or permanent and total disability, each outstanding Option granted to such employee under the Incentive Plan will become immediately exercisable in full in respect of the aggregate number of shares covered thereby for a period of one year following the date of the optionee's death or disability.

     If the optionee ceases to be an employee for any reason other than termination with consent, retirement, death or disability, each Option immediately terminates and may not be exercised thereafter.

     Additional Provisions. In the event of a stock split, stock dividend, stock combination, recapitalization, merger, consolidation or other similar transaction which affects the character or amount of the outstanding Budget Common Stock, the purchase price of each Option will be equitably adjusted. The number of shares subject to such Option, and the number of shares for which Options may be granted under the Incentive Plan, also shall be appropriately adjusted.

     The aggregate fair market value, determined as of the date an Incentive Option is granted, of the shares with respect to which Incentive Options are exercisable for the first time by an employee during any calendar year shall not exceed $100,000. If an Incentive Option is granted pursuant to which the aggregate fair market value of shares with respect to which it first becomes exercisable in any calendar year by an employee exceeds this $100,000 limitation, the portion of such Option which is in excess of the $100,000 limitation shall be treated as a Nonqualified Option pursuant to Section 422(d)(1) of the Code. If an employee is eligible to participate in any other stock option plan of Budget or a subsidiary which is also intended to comply with the provisions of Section 422 of the Code, the $100,000 limitation shall apply to the aggregate number of shares for which Incentive Options may be granted under all such plans.

     Change in Control. All outstanding Incentive Options and Nonqualified Options held by all optionees pursuant to the Incentive Plan become immediately exercisable in full upon the occurrence of: (i) the sale by Budget of all or substantially all its assets, or all or substantially all the assets of its subsidiaries, taken as a whole; (ii) an election of new directors if immediately following such election a majority of the Budget Board consists of persons who were not nominated by the Budget Board or nominating committee thereof to stand for election as directors in such election; or (iii) any of the following events, if, immediately following such event, a majority of the Budget Board consists of persons who were not directors immediately prior to the date of such event: (a) the sale of 50% or more of the outstanding shares of Budget Common Stock in a single transaction or related series of transactions;
(b) the consummation of a tender offer (by a party other than Budget) for more than 50% of the outstanding shares of Budget Common Stock; or (c) subject to the provision described below, the consummation of a merger or consolidation involving Budget. In the event of a merger or consolidation to which Budget is a party but is not the surviving company, the Committee, in its discretion, may vote to negate and give no effect to the acceleration of the Options, provided that the executed agreement of merger or consolidation provides that the optionee will receive the same merger consideration as the optionee would have received had the Options been accelerated and exercised in full prior to the merger or consolidation.

     The Incentive Plan is not subject to any of the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Incentive Plan is not, nor is it intended to be, "qualified" under Section 401(a) of the Code.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The rules concerning the federal income tax consequences with respect to Options granted and to be granted pursuant to the Incentive Plan are technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. Therefore, the following discussion is designed to provide a general description of certain of the federal income tax consequences associated with the Options. The following discussion does not set forth (i) any federal tax consequences other than income tax consequences or (ii) any state, local or foreign tax consequences that may apply.

     Incentive Options. In general an employee will not recognize taxable income upon either the grant or the exercise of an Incentive Option, and Budget will not be entitled to take an income tax deduction at either such time. For purposes of the alternative minimum tax, however, the employee will be required to treat an amount equal to the difference between the fair market value of the Budget Common Stock on the date of exercise over the option price as an item of adjustment in computing the employee's alternative minimum taxable income. If the employee does not dispose of the Budget Common Stock received pursuant to the exercise of the Incentive Option within either (i) two years after the date of the grant of the Incentive Option or (ii) one year after the date on which such Budget Common Stock is transferred to the employee, a subsequent disposition of the Budget Common Stock will result in long-term capital gain or loss to the employee.

     If the employee disposes of the Budget Common Stock acquired upon exercise of the Incentive Option within either of the above-mentioned time periods, then in the year of such disposition, the employee generally will recognize ordinary income, and Budget will be entitled to an income tax deduction, in an amount equal to the lesser of (i) the excess of the fair market value of the Budget Common Stock on the date of exercise over the option price or (ii) the amount realized upon disposition over the adjusted basis of the Budget Common Stock. Any gain in excess of such amount recognized by the employee as ordinary income would be taxed to the employee as short-term or long-term capital gain (depending on the applicable holding period). If the employee disposes of Budget Common Stock which was acquired through the exercise of the Incentive Option in the same year as such exercise, no adjustment to the employee's alternative minimum taxable income is required.

     Nonqualified Options. An employee will not recognize any taxable income upon the grant of a Nonqualified Option, and Budget will not be entitled to take an income tax deduction at the time of such grant. Upon the exercise of a Nonqualified Option, the employee generally will recognize ordinary income and Budget will be entitled to take an income tax deduction in an amount equal to the excess of the fair market value of the Budget Common Stock on the date of exercise over the option price. Upon a subsequent sale of the Budget Common Stock by the employee, the employee will recognize short-term or long-term capital gain or loss.

     In addition, (i) if the exercisability or vesting of any Option, whether Incentive or Nonqualified, is accelerated because of a change in control under the Incentive Plan, a portion of the compensation relating to the Option may constitute a parachute payment under Section 280G of the Code, pursuant to which Budget is disallowed any income tax deduction for excess parachute payment, and in connection with which an employee receiving excess parachute payments may be subject to an excise tax under Section 4999 of the Code and (ii) special rules apply to an employee who exercises a Nonqualified Option by paying the option price, in whole or in part, with shares of Budget Common Stock.

ANNUAL MEETING PROPOSED INCENTIVE PLAN AMENDMENTS

     In connection with Budget's 1998 Annual Meeting of Stockholders (the "Annual Meeting") to be held on April 23, 1998, Budget is asking stockholders of Budget to approve certain amendments to the Incentive Plan (the "Annual Meeting Proposed Incentive Plan Amendments"). If approved, the Incentive Plan, as amended, would (i) increase by 500,000 shares the maximum number of shares of Budget Common Stock available for grant thereunder such that the total number of shares of Budget Common Stock available for grant is 2,250,000 shares, (ii) allow each employee of Budget selected by the Committee to receive stock options to implement a special bonus program provided for under the Stock Purchase Agreement, dated January 13, 1997, between BRACC and Budget and (iii) allow the Committee the opportunity to grant options which would be treated as "qualified performance-based compensation" under Section 162(m) of the Code by limiting the number of shares of Budget Common Stock for which any employee may be granted an option in any calendar year to 250,000 shares and by requiring that the Committee be composed of only "outside directors" within the meaning of Section 162(m) of the Code.

     The Annual Meeting Proposed Incentive Plan Amendments are being proposed at the Annual Meeting instead of the Special Meeting because the stockholders of Budget must approve the amendments set forth in (i) and (ii) above prior to April 29, 1998 for certain option grants contingent on the receipt of stockholder approval of such amendments to be effective. The discussion of the Incentive Plan herein does not give effect to the Annual Meeting Proposed Incentive Plan Amendments. For more information, see the information included under the heading "Amendments to the 1994 Incentive Stock Option Plan (Proposal No. 3)" of the Proxy Statement for the Annual Meeting of Stockholders to be held on April 23, 1998, which is incorporated herein by reference. See "Where You Can Find More Information."

ESTIMATE OF BENEFITS

     On February 26, 1998, Budget granted, subject to approval of the Incentive Plan Amendment and the Certificate Amendment, options to purchase an aggregate of 1,150,000 shares of Budget Common Stock at an exercise price of $30.875 per share, the fair market value of the Budget Class A Common Stock on the date of grant, to certain eligible employees of Budget. Such options vest at the rate of 20% per year over a 5-year period. The option grants on February 26, 1998 will be rescinded if the Budget Stockholders do not approve the Certificate Amendment and the Incentive Plan Amendment.

     The following table details the number of options granted on February 26, 1998 to each of the Chief Executive Officer, each of the four most highly compensated executive officers of Budget in 1997 other than the Chief Executive Officer, all executive officers as a group and all employees, including all current officers who are not executive officers, as a group:

                        FEBRUARY 26, 1998 OPTION GRANTS

                                                              NUMBER OF FEBRUARY 26,
NAME AND POSITION                                              1998 OPTIONS GRANTED
-----------------                                             ----------------------
Sanford Miller..............................................         115,000(1)
  Chairman of the Board of Directors and Chief Executive
  Officer
Jeffrey D. Congdon..........................................          95,000(1)
  Vice Chairman of the Board of Directors
John P. Kennedy.............................................          95,000(1)
  Vice Chairman of the Board of Directors
Scott R. White..............................................          50,000(2)
  Executive Vice President, Corporate Development
Jeffrey T. Henderickson.....................................          50,000(2)
  Senior Vice President
Executive officers as a group (seven persons)...............         490,000(3)
Other employees as a group (approximately 1,500 persons)....         660,000(2)

---------------

(1) Represents options to purchase shares of Budget Class B Common Stock.
(2) Represents options to purchase shares of Budget Class A Common Stock.
(3) Represents options to purchase 305,000 shares of Budget Class B Common Stock and 185,000 shares of Budget Class A Common Stock.

     Except for the foregoing grants, the number of options that will be awarded under the Incentive Plan in the future is not currently determinable.

     On April 7, 1998, the closing sales price of the Budget Class A Common Stock on the New York Stock Exchange was $37.625. As of the Budget Record Date,
options to purchase a total of      shares of Budget Class A Common Stock and
shares of Budget Class B Common Stock with exercise prices ranging from $
to $       per share were outstanding under the Incentive Plan.

VOTE REQUIRED

     The Incentive Plan Amendment must be approved by the affirmative vote of a majority of the combined voting power of the shares of Budget Common Stock present in person or by Proxy at the Budget Special Meeting. Proxies will be voted in accordance with the specifications marked thereon, and if no specification is marked, a signed Proxy will be voted "FOR" the adoption of the Incentive Plan Amendment.

     THE APPROVAL AND ADOPTION OF THE INCENTIVE PLAN AMENDMENT IS CONTINGENT ON THE APPROVAL AND ADOPTION OF THE CERTIFICATE AMENDMENT. UNLESS THE CERTIFICATE AMENDMENT IS APPROVED AND ADOPTED BY THE BUDGET STOCKHOLDERS AT THE BUDGET SPECIAL MEETING, THE INCENTIVE PLAN AMENDMENT WILL NOT BE EFFECTED BY BUDGET.

RECOMMENDATION OF THE BUDGET BOARD

     THE BUDGET BOARD HAS DETERMINED THAT THE INCENTIVE PLAN AMENDMENT IS IN THE BEST INTEREST OF BUDGET AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE INCENTIVE PLAN AMENDMENT, AND RECOMMENDS THAT THE BUDGET STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE INCENTIVE PLAN AMENDMENT.

                 THE DIRECTORS' PLAN AMENDMENT (PROPOSAL NO. 3)

PROPOSED AMENDMENT

     The Directors' Plan Amendment would increase the total number of shares of Budget Class A Common Stock available for grant under the Directors' Plan to 300,000 shares. At present, the maximum number of shares of Budget Class A Common Stock that may be made subject to options granted under the Directors' Plan is 150,000 shares. The Budget Board believes that grants of stock options are an effective method to attract and retain qualified outside directors and that the availability of shares for future grants under the Directors' Plan is important to Budget's business prospects and operations.

     Except for the foregoing, the Directors' Plan Amendment, if approved, would not change the terms of the Directors' Plan. The full text of the Directors' Plan reflecting the Directors' Plan Amendment is set forth in Annex D to this Proxy Statement/Prospectus.

DESCRIPTION OF THE DIRECTORS' PLAN

     The following description of the Directors' Plan, giving effect to the proposed amendment, is a summary and is qualified in its entirety by reference to the text of the Directors' Plan.

     Stock Subject to the Directors' Plan. The Directors' Plan provides for the issuance of Nonqualified Options (for purposes of this section and the section under the caption "Certain Federal Income Tax Consequences," below) to outside directors of Budget. Upon amendment of the Directors' Plan, the maximum number of shares of Budget Class A Common Stock that may be made subject to Options granted pursuant to the Directors' Plan is 300,000. Prior to amendment, the maximum number of shares of Budget Class A Common Stock that may be made subject to Options granted pursuant to the Directors' Plan is 150,000.

     Administration. The Directors' Plan is administered by the Budget Board, which has the authority to grant Options under the Directors' Plan to outside directors and to determine the number, terms and conditions of all Options so granted. The Budget Board has the right to amend or terminate the Directors' Plan in certain circumstances, provided that any amendment or modification must comply with applicable law, the requirements of Rule 16b-3 under the Exchange Act, the applicable NASD or stock exchange listing requirements and the requirements under the Code. Options granted under the Directors' Plan shall be evidenced by stock option agreements.

     Eligibility. Awards under the Directors' Plan can only be made to outside directors of Budget.

     Options. The purchase price per share of Budget Class A Common Stock under each Option is the fair market value of the Budget Class A Common Stock on the day the Option is granted. Fair market value is calculated as the last sales price reported for the Budget Class A Common Stock on the trading day immediately preceding the date of grant as reported by the national securities exchange on which the Budget Class A Common Stock is listed. Each Option is exercisable in full on the date which is six months after the date of the Option grant, and no Option may be exercisable more than 10 years from the date of grant. No Option may be exercised as to fewer than 100 shares of Budget Class A Common Stock or, if less, the total number of shares of Budget Class A Common Stock remaining unexercised under the Option. No Option is transferable by the optionee other than by will or the laws of descent and distribution, and each Option is exercisable during the optionee's lifetime only by the optionee (or the optionee's guardian or legal representative).

     Payment of the Option purchase price may be made (i) in cash, (ii) in whole shares of Budget Class A Common Stock currently owned by the holder, (iii) in a combination of cash and Budget Class A Common Stock or (iv) upon delivery of a written exercise notice, including irrevocable instructions to Budget to deliver the stock certificates directly to a broker named in the notice, that has agreed to participate in a "cashless" exercise on behalf of the optionee.

     Termination of Options. If the optionee ceases to be a director of Budget or a subsidiary and at the time of termination Budget consents in writing to the optionee's exercise of an option following such termination, the optionee may, at any time within a period of 90 days following the date of such termination, exercise such Option to the extent that the Option was exercisable on the date the optionee ceased to be a director. If the optionee ceases to be a director by reason of retirement at or after age 65, then the optionee may, at any time within a period of 90 days following the date of such termination, exercise each Option held by the optionee on such date to the full extent of the Option. In the event of the optionee's death or permanent and total disability, each outstanding Option may be exercised in full for a period of one year following the date of the optionee's death or disability. If the optionee ceases to be a director for any other reason, each Option immediately terminates and may not be exercised thereafter.

     Additional Provisions. In the event of a stock split, stock dividend, stock combination, recapitalization, merger, consolidation or other similar transaction which affects the character or amount of the outstanding Budget Class A Common Stock, the purchase price of each Option will be equitably adjusted. The number of shares subject to such Option, and the number of shares for which Options may be granted under the Directors' Plan, also shall be appropriately adjusted.

     Change in Control. All outstanding Options held by all optionees pursuant to the Directors' Plan become immediately exercisable in full upon the occurrence of (i) the sale by Budget of all or substantially all its assets, or all or substantially all the assets of its subsidiaries, taken as a whole; (ii) any of the following events if, immediately following such event, a majority of the directors consists of persons who were not directors immediately prior to the date of such event: (a) the sale of 50% or more of the outstanding shares of Budget Common Stock in a single transaction or related series of transactions;
(b) the consummation of a tender offer (by a party other than Budget) for more than 50% of the outstanding shares of Budget Common Stock; or (c) subject to the provision described below, the consummation of a merger or consolidation involving Budget; or (iii) an election of new directors if immediately following such election a majority of the Budget Board consists of persons who were not nominated by the Budget Board or nominating committee thereof to stand for election as directors in such election. In the event of a merger or consolidation to which Budget is a party but is not the surviving company, the Budget Board, in its discretion, may vote to negate and give no effect to the acceleration of the Options, provided that the executed agreement of merger or consolidation provides that the optionee will receive the same merger consideration as the optionee would have received had the Options been accelerated and exercised in full prior to the merger or consolidation.

     The Directors' Plan is not subject to any of the requirements of ERISA. The Directors' Plan is not, nor is it intended to be, "qualified" under Section 401(a) of the Code.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The rules concerning the federal income tax consequences with respect to Options granted and to be granted pursuant to the Directors' Plan are technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. Therefore, the following is designed to provide a general description of certain of the federal income tax consequences associated with the Options. The following discussion does not set forth (i) any federal tax consequences other than income tax consequences or (ii) any state, local or foreign tax consequences that may apply.

     Nonqualified Options. An outside director will not recognize any taxable income upon the grant of a Nonqualified Option, and Budget will not receive an income tax deduction at the time of such grant. Upon the exercise of a Nonqualified Option, the outside director generally will recognize ordinary income, and Budget will be entitled to take an income tax deduction, in an amount equal to the excess of the fair market value of the Budget Class A Common Stock on the date of exercise over the option price. Upon a subsequent sale of the Budget Class A Common Stock by the outside director, the outside director will recognize short-term or long-term capital gain or loss.

     In addition, (i) in the event that the exercisability or vesting of any Option is accelerated because of a change in control, a portion of the compensation relating to the Option may constitute a parachute payment under Section 280G of the Code, pursuant to which Budget is disallowed any income tax deduction for such excess parachute payment, and in connection with which an outside director receiving excess parachute payments may be subject to an excise tax under Section 4999 of the Code, and (ii) special rules apply to an outside director who exercises a Nonqualified Option by paying the option price, in whole or in part, with shares of Budget Class A Common Stock.

ESTIMATE OF BENEFITS

     On February 26, 1998, Budget granted, subject to approval of the Directors' Plan Amendment and the Certificate Amendment, options to purchase an aggregate of 135,000 shares of Budget Class A Common Stock at an exercise price of $30.875 per share, the fair market value of Budget Class A Common Stock on the date of grant, to Budget's outside directors. Such options are exercisable beginning on the date occurring six months after the date of grant. The February 26, 1998 options grants will be rescinded if the Budget Stockholders do not approve the Certificate Amendment and the Directors' Plan Amendment.

     Except for the foregoing grants, the number of options that will be awarded under the Directors' Plan in the future is not currently determinable.

     On April 7, 1998, the closing sales price of the Budget Class A Common Stock on the New York Stock Exchange was $37.625. As of the Budget Record Date,
options to purchase a total of      shares of Budget Class A Common Stock with
exercise prices ranging from $       to $       per share were outstanding under
the Directors' Plan.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of the shares of Budget Common Stock present in person or by Proxy at the Budget Special Meeting as required to approve the Directors' Plan Amendment. Proxies will be voted in accordance with the specification marked thereon, and if no specification is marked, a signed Proxy will be voted "FOR" adoption of the Directors' Plan Amendment.

     THE APPROVAL AND ADOPTION OF THE DIRECTORS' PLAN AMENDMENT IS CONTINGENT ON THE APPROVAL AND ADOPTION OF THE CERTIFICATE AMENDMENT. UNLESS THE CERTIFICATE AMENDMENT IS APPROVED AND ADOPTED BY THE BUDGET STOCKHOLDERS AT THE BUDGET SPECIAL MEETING, THE DIRECTORS' PLAN AMENDMENT WILL NOT BE EFFECTED BY BUDGET.

RECOMMENDATION OF THE BUDGET BOARD

     THE BUDGET BOARD HAS DETERMINED THAT THE DIRECTORS' PLAN AMENDMENT IS IN THE BEST INTEREST OF BUDGET AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE DIRECTORS' PLAN AMENDMENT, AND RECOMMENDS THAT THE BUDGET STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE DIRECTORS' PLAN AMENDMENT.

                                   THE MERGER

BACKGROUND OF THE MERGER

     In early August 1997, Sanford Miller, Chairman and Chief Executive Officer of Budget, Scott White, Executive Vice President of Budget, and representatives of Budget's financial advisor met with Wallace Rueckel, Managing Director of Questor Management Company ("Questor Management"), and Gerald Riordan, the then President and Chief Operating Officer of Ryder. The meeting was held at the offices of Questor in New York, with Mr. Miller participating by telephone. At the meeting, Budget expressed an interest in pursuing discussions regarding a possible transaction in which Budget would acquire Ryder. Mr. Rueckel expressed an interest in discussing the acquisition by Ryder of the truck rental operations of Budget. Budget indicated that it believed that a combination with Ryder would complement and enhance Budget's existing truck rental business and would result in significant cost savings and economies of scale. Mr. Rueckel and Mr. Riordan indicated at the meeting that they were not at that time prepared to respond to Budget's expression of interest.

     On October 28, 1997, Mr. Miller, Mr. White, Jeffrey Congdon, Vice Chairman of Budget and President of Budget Car Sales, Inc., and representatives of Budget's financial advisor met with Jay Alix, Managing Principal of Questor Management, Robert Shields, Managing Director of Questor Management, and Garrett Kanehann, an associate of Questor Management, at the offices of Questor in Southfield, Michigan. Questor indicated at the meeting that it would be willing to entertain discussions regarding a possible acquisition by Budget of Ryder under certain conditions. At the meeting, the parties began to discuss the possible terms and conditions of such a transaction, but the discussions did not result in any agreement.

     During November and December 1997, Mr. Miller and Mr. Alix from time to time discussed by telephone and in person the possible terms of a transaction. On December 15, 1997, Budget submitted a non-binding indication of interest to acquire all of the capital stock of Ryder for $175 million in cash and $65 million in Budget Class A Common Stock. Budget reiterated that it believed that a combination with Ryder would complement and enhance Budget's existing truck rental business and would result in significant cost savings and economies of scale. Questor responded to Budget on December 19, 1997, indicating that it was not yet prepared to discuss price, but wanted to reach an understanding as to certain process issues and certain other terms, including the scope and manner of the due diligence investigation to be conducted by Budget with respect to Ryder.

     Budget and Questor met again on January 5, 1998 at Questor's offices in Southfield, Michigan. Mr. Miller, Mr. White and representatives of Budget's financial advisor attended the meeting on behalf of Budget, and Mr. Alix, Mr. Shields, Henry Druker, Managing Director of Questor, and Mr. Kanehann, represented Questor. At the meeting, the parties engaged in discussions regarding the possible terms and conditions of a transaction, including price. In addition, Budget conducted certain due diligence with respect to Ryder. The parties reconvened these discussions at a meeting at Questor's offices in New York on January 7, 1998. At the January 7 meeting, Budget continued its due diligence investigation, and the parties continued to discuss the possible terms of a transaction.

     Following the January 7 meeting, the parties directed their advisors to prepare and negotiate a definitive merger agreement and other documents relating to a possible transaction. These negotiations continued through February 1998. On February 27, 1998, Mr. Miller, Mr. White and representatives of Budget's financial advisor met with Mr. Alix, Mr. Shields and Mr. Kanehann at Questor's offices in New York to discuss and attempt to resolve a number of the remaining contractual issues.

     Discussions among the parties relating to the terms of the definitive agreements continued through March 3, 1998. On March 3, 1998, a special meeting of the Budget Board was held. At the meeting, the Budget Board discussed with Mr. Miller and Budget's legal and financial advisors the terms of the proposed transaction and the advantages and disadvantages of the proposed transaction. Following these discussions, the Budget Board voted unanimously to adopt and approve the Merger Agreement and the transactions contemplated thereby.

     On March 4, 1998, Budget, Ryder and certain stockholders of Ryder (including Questor) signed the Merger Agreement, providing for the acquisition by Budget of Ryder in exchange for the payment to the Ryder Stockholders of $125 million in cash, $120 million in Budget Class A Common Stock (valued based on the weighted volume trading average of Budget Class A Common Stock during the preceding thirty trading days) and up to $20 million in contingent consideration. As discussed elsewhere in this Proxy Statement/Prospectus, the Merger Agreement also provided that the proportion of cash consideration and stock consideration to be paid to Ryder Stockholders would differ depending on whether the Certificate Amendment is approved and adopted by Budget Stockholders.

     The Merger Agreement provided Budget with the right to terminate the agreement if Budget determined that the disclosure schedules provided by Ryder at the signing of the Merger Agreement were not reasonably satisfactory to Budget. Following the signing of the Merger Agreement, Budget and its representatives reviewed and discussed the disclosure schedules with Ryder and its representatives. Based upon these discussions and certain items reflected in the disclosure schedules, the parties agreed in an amendment to the Merger Agreement dated March 16, 1998 to reduce the stock portion of the consideration to be paid to the Ryder Stockholders by approximately $1 million.

  Reasons for the Merger

     Ryder. In unanimously approving and adopting the Merger Agreement, the Ryder Board considered a number of factors, including, without limitation, the following:

          1. Ryder's business, operations, financial condition and earnings on an historical and prospective basis;

          2. The terms of the Merger Agreement, including the Merger Consideration;

          3. The historical stock price performance of Budget, the potential for increased earnings for Ryder Stockholders as stockholders of Budget, and Budget's substantial market capitalization;

          4. The business, operations, financial condition and earnings of Budget on an historical basis; and

          5. Alternatives to the proposed Merger for enhancing stockholder value.

     The foregoing discussion of the information and factors considered by the Ryder Board is not intended to be exhaustive but is believed to include all material factors considered by the Ryder Board. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the Ryder Board did not assign any relative or specific weights to the factors considered in reaching such determination.

     Budget. The Budget Board believes that the terms of the Merger Agreement and the Merger and the other transactions contemplated thereby are in the best interests of Budget and the Budget Stockholders. Accordingly, the Budget Board has approved and adopted the Merger Agreement. In reaching its decision, the Budget Board considered several factors and consulted with Budget's management and outside legal counsel. The principal reasons, to which relative weights were not assigned, for the Budget Board's approval of the Merger Agreement include the following:

          1. The Budget Board believes that the business conducted by Ryder will complement and enhance Budget's truck rental businesses. The Merger is also expected to result in significant cost savings, including (i) significant economies of scale in fleet purchasing and management, vehicle maintenance and in the costs of parts, supplies and equipment and (ii) the opportunity to consolidate duplicative back office administration functions, such as fleet and yield management systems.

          2. The Budget Board believes, through Budget's experience with Budget Truck Rental, that truck rental operations complement and enhance Budget's core car rental operations because of the ability to service cars and trucks from the same facilities and to leverage other pre-existing car rental assets.

          3. The senior executives of Budget negotiated the Aggregate Merger Consideration with executives of Ryder on an arms-length basis and, as part of such negotiations, considered the projected contribution of Ryder's business operations to the results of operations of Budget and the fact that the proposed Merger would be expected to be accretive to Budget's estimated future earnings per share.

          4. The Budget Board considered presentations from, and discussions with, certain executive officers of Budget and outside legal counsel regarding the business, financial, accounting and legal due diligence with respect to Ryder and the terms and conditions of the Merger Agreement.

     The Budget Board also discussed certain negative factors and risks that could arise from the Merger. These included, among others, potential difficulties of integrating Ryder's operations into those of Budget, the significant costs involved in connection with consummating the Merger and the substantial time and effort Budget management will expend to effect the Merger and integrate the business of Ryder into Budget. The Budget Board also considered the fact that Ryder reported a net loss in 1997 and that the development of certain of Ryder's internal systems will need to be completed following the Merger. The Budget Board believed that the benefits and advantages of the Merger outweighed the negative factors and risks.

TERMS OF THE MERGER AGREEMENT

     The following is a brief summary of the material terms of the Merger Agreement, which is attached as Annex B and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

     General. Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the applicable provisions of the DGCL, Sub will be merged with and into Ryder and the separate existence of Sub will cease. Ryder will survive the Merger as a wholly-owned subsidiary of Budget and will continue to be governed by the laws of the State of Delaware, and the separate corporate existence of Ryder will continue unaffected by the Merger.

     Merger Consideration-General. At the Effective Time, each outstanding share of Ryder Common Stock will be converted into the right to receive Merger Consideration equal to the Aggregate Merger Consideration divided by the total number of shares of Ryder Common Stock outstanding immediately prior to the Effective Time. Subject to the adjustments described below, the Aggregate Merger Consideration will consist of a combination of the following: (a) Aggregate Cash Consideration equal to a minimum of the Minimum Cash Consideration (less any cash payable with respect to options, as described below) and a maximum of the Maximum Cash Consideration (less any cash payable with respect to options), with the precise amount of cash as described in greater detail below; (b) Aggregate Merger Shares equal to a minimum of the Minimum Merger Shares and a maximum of the Maximum Merger Shares, with the precise number of shares of Budget Common Stock determined as described below and subject to adjustment as described below; (c) Warrants to purchase initially an aggregate of 1,000,000 shares of Budget Class A Common Stock as described below; and (d) the right to receive the Contingent Additional Consideration, if any, as described below.

     Budget Class A Common Stock. Budget shall issue shares of Budget Class A Common Stock in the Merger to Ryder Stockholders as follows: (x) if the Certificate Amendment is approved, Budget will issue the Maximum Merger Shares at the Closing or (y) if the Certificate Amendment is not approved, Budget will issue the Minimum Merger Shares at the Closing. Within one business day after the date of the Budget Special Meeting, Budget is required to notify Ryder in writing of the outcome of the vote at the Budget Special Meeting. No fractional shares of Budget Class A Common Stock will be issued in the Merger. Each holder of shares of Ryder Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Budget Class A Common Stock will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Budget Class A Common Stock multiplied by the Transaction Price.

     Cash Consideration. The Aggregate Cash Consideration delivered to the Ryder Stockholders at the Closing will be (i) if the Maximum Merger Shares are issued, the Minimum Cash Consideration minus any cash payable with respect to Options (as described below), or (ii) if the Minimum Merger Shares are issued, the Maximum Cash Consideration minus any cash payable with respect to Options (as described below).

Budget currently anticipates financing the Aggregate Cash Consideration through the issuance of convertible preferred stock in a private placement.

     The Warrants. At the Effective Time, Budget will issue to the Original Holders Warrants to purchase initially an aggregate of 1,000,000 shares of Budget Class A Common Stock, such Warrants to be substantially in the form to be negotiated between Budget and Ryder as promptly as practicable following the date of the Merger Agreement. Within five (5) Business Days following the Final Measurement Date, and subject to receipt by Budget from each applicable Original Holder of a certificate certifying as to whether such person or any of its permitted transferees has disposed of any Original Shares and containing all other information regarding such holder reasonably necessary to make the computations described herein, Budget shall compute, with respect to each Original Holder, the "Total Warrant Value" for such Original Holder. The "Total Warrant Value" for any Original Holder will be (i) the Warrant Value Amount multiplied by (ii)(x) the number of Original Shares issued to such Original Holder in the Merger and held by such Original Holder on the Final Measurement Date divided by (y) the number of Original Shares issued to all Original Holders in the Merger.

     If the Total Warrant Value for any Original Holder is positive, and Budget does not purchase such Original Holder's Warrants for the Total Warrant Value, then such Original Holder shall be entitled, until the Warrant Measurement Date, to exercise their Warrants to purchase shares of Budget Class A Common Stock. Budget shall have the right to buy the Warrant held by each Warrant holder, in whole and not in part, by paying the Warrant Value Amount on the Warrant Measurement Date to all of the holders of Warrants either in immediately available funds or shares of Budget Class A Common Stock.

     Prior to the Final Measurement Date, a majority in interest of the Original Holders are required to retain, at Budget's expense, a nationally recognized investment banking firm with significant experience in the equity derivatives market (reasonably acceptable to Budget) to determine the revised aggregate number of shares of Budget Class A Common Stock issuable upon exercise of the Warrants. The revised number of shares of Budget Class A Common Stock for which the Warrants will be exercisable will be such that, in the written opinion of such investment banking firm rendered within 15 days after the Final Measurement Date, on the Final Measurement Date, the Warrants issued to the Original Holders would have an aggregate value equal to the Warrant Value Amount. Within two (2) Business Days after the determination of the Warrant Value Amount, Budget is required to notify each Warrant holder of the Warrant Value Amount and such holder of its Total Warrant Value and contemporaneously, such investment bank shall provide to Budget and holder a copy of its opinion as well as a standing bid to purchase such Warrants at a price equal to the Warrant Value Amount for a period of 30 days.

     Contingent Additional Consideration. In addition to the Aggregate Merger Shares, the Aggregate Cash Consideration and the Warrants, each Original Holder shall be entitled to receive from Budget Contingent Additional Consideration equal to the difference (the "Make-Whole Amount") between (i) the aggregate Transaction Price of the Merger Shares received by such Original Holder and (ii) the greater of (x) the Market Value of the Merger Shares on the relevant measurement date or (y) the price at which any such Merger Shares were sold by such Original Holder prior to the relevant measurement date. The measurement dates will be the Annual Measurement Date with respect to 50% of the Merger Shares received by each Original Holder and the Final Measurement Date with respect to the other 50% of the Merger Shares received by each Original Holder. If the Make-Whole Amount as so calculated is more than zero with respect to any Original Holder, then, within 20 days after the determination of the applicable Make-Whole Amount, Budget will pay to such Original Holder, in immediately available funds or, at Budget's option, shares of Budget Class A Common Stock with a Market Value as of the Annual Measurement Date or the Final Measurement Date, as the case may be, equal to the Make-Whole Amount (any such shares being referred to as "Make-Whole Shares").

     Adjustment for Certain Breaches. The number of Aggregate Merger Shares will be adjusted downwards by an amount (the "Reduction Amount") equal to the sum of (i) the extent to which one or more of the representations and warranties of Ryder contained in the Merger Agreement fails to be true, or one or more of the covenants of Ryder or any Significant Stockholder set forth in the Merger Agreement fails to be performed on or prior to the Closing Date, which causes an aggregate value reduction to Budget which exceeds $5,000,000 (the "Materiality Threshold"), and (ii) the extent to which the third party fees paid by Ryder in connection with the execution and performance of the Merger Agreement (the "Fees") are in excess of $10,000,000. The value reduction associated with the failure of representations and warranties of Ryder to be true and correct or the failure of covenants of Ryder or the Significant Stockholders to be performed shall mean the actual damages sustained as a result thereof, taking into account any insurance recovery that is available to Budget or Sub, any insurance proceeds received by Ryder and the present economic value of any tax benefits to be realized by Budget, Ryder or any of their respective controlled affiliates as a result of such damages. For purposes of determining the number of Merger Shares equal to the Reduction Amount, each Merger Share will be deemed to have a value equal to the Transaction Price. Upon a final determination of the Reduction Amount, if any, the number of shares of Budget Class A Common Stock issued in the Merger to each Original Holder shall be reduced by an amount representing such holder's pro rata share of the Reduction Amount based on the percentage of the Aggregate Merger Shares received by such Original Holder.

     Escrow Agreement. In order to secure the obligations of the Original Holders to deliver any Reduction Amounts, the Merger Agreement provides that at the Effective Time, 1,818,430 shares of Budget Class A Common Stock (if the Maximum Merger Shares are issued), or 1,332,909 shares of Budget Class A Common Stock (if the Minimum Merger Shares are issued) (as the case may be, the "Escrow Shares") will be deposited in escrow with an escrow agent mutually agreed upon by Budget and Ryder prior to the Closing (the "Escrow Agent"), to be held and administered in accordance with the terms and conditions of an Escrow Agreement (the "Escrow Agreement"), against which Escrow Shares Budget will be entitled to indemnification from the Original Holders for any Reduction Amounts. The form of Escrow Agreement agreed upon by the parties provides that, in the event of a Reduction Amount, Budget will be entitled, subject to the resolution, in accordance with the terms of the Escrow Agreement, of any dispute as to the Reduction Amount, to receive Escrow Shares from each Original Holder based on such Original Holder's pro rata portion of the Reduction Amount (based on such Original Holder's pro rata ownership of the Escrow Shares). The indemnification obligations of the Original Holders under the Escrow Agreement will terminate on the 120th day following the Closing Date (the "Termination Date"). On the Termination Date, the Escrow Agent will distribute to the Original Holders any remaining Escrow Shares, less a number of Escrow Shares sufficient to satisfy any pending claims for Reduction Amounts and to pay certain expenses of the representative of the Original Holders under the Escrow Agreement.

     Treatment of Options. Ryder agreed in the Merger Agreement to take all actions necessary to provide that all outstanding options granted under any stock option plan, program or similar arrangement of Ryder or any of its Subsidiaries, each as amended (the "Stock Option Plans"), become fully exercisable and vested immediately prior to the Effective Time whether or not otherwise exercisable and vested. All options which are outstanding immediately prior to the Effective Time will be canceled and the holders thereof shall be entitled to elect (1) to receive from Ryder at the same times and in the same manner as the Ryder Stockholders, for each option to acquire one share of Ryder Common Stock, (A) an amount in cash equal to (x) the cash payable to the holder of one share of Ryder Common Stock assuming all options had been exercised prior to the Effective Time minus (y) the exercise price per share of such option (the "Exercise Difference"), plus (B) certificates representing that number of shares of Budget Class A Common Stock which the holder of one share of Ryder Common Stock would have the right to receive assuming all options had been exercised prior to the Effective Time, plus (C) Warrants in an amount issued to the holder of one share of Ryder Common Stock, plus (D) the right to receive the Make-Whole Consideration that may be payable to the holder of one share of Ryder Common Stock, or (2) if the Exercise Difference is negative, as a condition for receiving the Budget Class A Common Stock, the Warrants and the right to receive the Make-Whole Consideration under clause (1) above, to pay such difference in cash to Ryder on or before the Closing Date. Pursuant to the Merger Agreement, the Stock Option Plans will terminate immediately prior to the Effective Time.

     Adjustment for Appraisal Rights. Ryder Stockholders will have certain appraisal rights as described below. The Merger Agreement provides for certain adjustments to the Merger Consideration to be received by non-dissenting Ryder Stockholders to reflect payments made to dissenting Ryder Stockholders. In particular, if (i) any Ryder Stockholder is entitled to receive as payment for its Dissenting Shares an amount per share that exceeds the amount of the Merger Consideration (such excess, the "Appraisal Reduction Amount"), then the number of Aggregate Merger Shares shall be reduced by an amount equal to such Appraisal Reduction Amount (with each share of Budget Class A Common Stock having a value equal to the amount of the Merger Consideration for these purposes), and each Original Holder shall surrender to Budget shares of Budget Class A Common Stock for cancellation, in each case representing such holder's pro rata share of the Appraisal Reduction Amount based on the percentage of the Aggregate Merger Shares received by such holder, or if such Original Holder has transferred any of its Original Shares, then such Original Holder shall pay in immediately available funds an amount equal to such holder's pro rata share of the Appraisal Reduction Amount, or (ii) any Company Stockholder is entitled to receive an amount per share that is less than the amount of the Merger Consideration (such deficiency, the "Appraisal Addition Amount"), then Budget shall promptly pay to the Original Holders pro rata in cash an amount equal to the Appraisal Addition Amount multiplied by the aggregate number of dissenting shares subject to such Appraisal Addition Amount.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties, including representations and warranties regarding (i) the corporate organization of Ryder and Budget, (ii) the power and authority of Budget, Sub, Ryder and the Significant Stockholders to enter into the Merger Agreement and consummate the transactions contemplated thereby; (iii) the capitalization of Ryder and Budget, (iv) the noncontravention of the Merger Agreement or the Merger with any organization document of Ryder or Budget, any agreement of which Budget or Ryder is a party or any applicable law; and (v) compliance with applicable laws.

     Covenants. The Merger Agreement also contains customary covenants including, among others, covenants regarding (i) the conduct of Ryder's business prior to the Effective Time, (ii) receipt of required approvals by Ryder and Budget, (iii) continued access to information, (iv) further assurances, (v) communications among the parties; (vi) Budget's listing on the NYSE of the shares of Budget Class A Common Stock to be issued in the Merger or upon exercise of, or in exchange for, the Warrants and (vii) confidentiality.

     No Solicitation. Under the Merger Agreement, Ryder is prohibited from, and Questor is prohibited from allowing Ryder to, solicit or enter into any discussions or negotiation relating to any proposal with respect to a merger, consolidation, share exchange, business combination or similar transaction involving Ryder or any subsidiary of Ryder, or any purchase of all or any significant portion of the assets or stock of Ryder or any subsidiary of Ryder (an "Acquisition Proposal"). Ryder is required to promptly notify Budget of the receipt of any Acquisition Proposal.

     Sales of Ryder Common Stock. The Merger Agreement prohibits, prior to the Effective Time or the termination of the Merger Agreement, the Significant Stockholders from offering for sale, selling, distributing or otherwise disposing of any of their Ryder Common Stock.

     Budget Stockholders' Meeting. The Merger Agreement provides that Budget must use all commercially reasonable efforts to have occur as promptly as practicable a meeting of Budget Stockholders to vote upon a proposed increase in the authorized capital stock of Budget to permit Budget to issue the Maximum Merger Shares. If the Budget Stockholders approve this increase, which will occur if the Certificate Amendment is approved and adopted, Budget will issue the Maximum Merger Shares on the Closing Date. If the Budget Stockholders do not approve the Certificate Amendment, Budget will issue the Minimum Merger Shares on the Closing Date.

     Budget Board of Directors. The Merger Agreement provides that Jay Alix, the managing principal of Questor and the Chairman of Ryder, will be nominated to the Budget Board, and that the Budget Board will use its commercially reasonable efforts to continue to cause one of Jay Alix, Robert E. Shields or Henry L. Druker to be elected to the Budget Board until the earliest to occur of
(a) the third anniversary of the Closing Date, (b) the disposition by Questor of 75% of the shares of Budget Class A Common Stock acquired by it in the Merger, or (c) the acquisition by Questor of a controlling interest in certain entities.

     Indemnification and Insurance Obligations. Budget has agreed in the Merger Agreement, for a period of six years following the Effective Time, not to amend the indemnification provisions set forth in the Ryder Certificate or Ryder By-laws in a manner that would adversely affect the rights of the Ryder's officers, directors and employees to indemnification and advancement of expenses thereunder and agreed to fulfill and honor such obligations to the maximum extent permitted by law. The Merger Agreement also provides, with limited exceptions, that Budget shall cause to be maintained in effect for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Ryder with respect to matters occurring prior to the Effective Time.

     Standstill Provisions. Each of the Significant Stockholders agreed in the Merger Agreement that if the Closing occurs, and unless it shall have been specifically invited in writing by the Budget Board, it will not, directly or indirectly (a) acquire any securities that would result in doubling such Significant Stockholder's beneficial ownership of Budget Class A Common Stock, or (b) cause or participate in the making directly or indirectly of any proxy contest or any tender or exchange offer for securities of Budget, or (c) take any actions to seek to obtain control of the Budget Board. These standstill provisions will terminate upon the earliest to occur of (a) March 4, 2000, (b) a change in control of Budget or (c) the date upon which Sanford Miller ceases to be, or gives or receives notice with respect to terminating his role as, Chief Executive Officer of Budget.

     Blackout Period for Purchases and Sales of Budget Class A Common
Stock. The Merger Agreement provides that Budget will not purchase any Budget Class A Common Stock on the open market or otherwise, during any of the periods commencing 30 trading days before, and ending on, any of the Annual Measurement Date, Final Measurement Date and Warrant Measurement Date, as the case may (the "Blackout Period"), and will not make any announcement with respect to any future purchase of Budget Class A Common Stock during the Blackout Period or within thirty days prior to the Blackout Period. The Merger Agreement also provides that the Significant Stockholders will not sell any Budget Class A Common Stock on the open market or otherwise during the Blackout Period, and will not make any announcement with respect to any future sales of Budget Class A Common Stock during the Blackout Period or within thirty days prior thereto. These restrictions will terminate on the Warrant Measurement Date.

     Registration Rights. In the Merger Agreement, Budget agreed that the recipients of Budget Class A Common Stock initially issued in the Merger, issued as Make-Whole Shares or in exchange for, or upon the exercise of Warrants (the "Registrable Securities"), would have certain registration rights with respect to such Registrable Securities. In particular, Budget agreed that, within 15 days after the Effective Time, Budget will file a "shelf" registration statement pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement") with respect to the Registrable Securities. Budget agreed that such Shelf Registration Statement would cover, in the event the Minimum Merger Shares are issued, 1,332,909 shares of Budget Class A Common Stock, or, in the event the Maximum Merger Shares are issued in the Merger 3,605,946 shares of Budget Class A Common Stock. Budget also agreed to use its commercially reasonable efforts to have the Shelf Registration Statement declared effective on or before 60 days after the Effective Time, and to keep the Shelf Registration Statement effective until all of the Registrable Securities are eligible to be sold without restriction under the Securities Act. Budget will pay all expenses relating to the preparation and filing of the Shelf Registration Statement, but will not pay for any underwriting fees, expenses, discounts or other costs payable to any underwriter, broker or dealer. The Merger Agreement contains other customary provisions relating to the obligations of each party with respect to the Shelf Registration Statement, the sale of Registrable Securities thereunder, and the indemnification and contribution obligations of each party.

     Conditions to the Merger. The obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Closing Date of each of the following Merger Conditions: (i) receipt of all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental authority or other regulatory body, as may be required to be obtained by Ryder or Budget in connection with the performance of this Agreement; (ii) early termination shall have been granted or applicable waiting periods shall have expired under the HSR Act in connection with the Merger; (iii) no governmental authority or other regulatory body (including any court of competent jurisdiction ) shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal, or in any way prohibiting the Merger; and (iv) no governmental authority or other regulatory body shall have commenced any action, suit or proceeding seeking to enjoin or otherwise prohibit the transactions contemplated hereby, nor shall there be a substantial likelihood that any governmental authority or other regulatory body will seek to commence any such action, suit or proceeding.

     Time of Closing. The Merger Agreement provides that the Closing will occur on (a) the later of (i) the second business day following the day on which the Merger Conditions have been satisfied or waived, (ii) April 20, 1998, (iii) the date that is thirty days after the Special Meeting (or any other meeting held in satisfaction of Budget's obligations to hold such a meeting as described above),
(iv) the date that is thirty days after the earliest to occur of receipt of (A) a grant of early termination or the expiration of all applicable waiting periods (including extensions thereof) under the HSR Act, and (v) if a notice has been given by Budget with respect to a Major Breach (as defined below), the date that is fifteen (15) days after the Determination Date (as defined below) or (b) such other date as the parties hereto agree in writing.

     Survival of Representations and Warranties. The representations and warranties made by Budget, Sub or Ryder and the covenants made by Ryder and the Significant Stockholders will survive for a period ending 120 days after the Closing Date, and shall terminate and have no further force or effect thereafter, except that the covenants made by the Significant Stockholders with respect to their standstill obligations and the Blackout Period shall survive until their expiration or termination as described above. The covenants made by Budget and Sub will survive the Closing except in accordance with the terms thereof.

     Remedies for Breaches of Representations, Warranties and Covenants. If the Closing occurs, the sole and exclusive remedy of Budget if any of the representations and warranties of Ryder fails to be true and correct or one or more of the covenants of Ryder or the Significant Stockholders set forth in the Merger Agreement hereof fails to be performed on or prior to the Closing Date is to cause the Aggregate Merger Shares to be adjusted in accordance with the Adjustment Amount described above; provided, however, that in no event shall any notice given by Budget after 120 days after the Closing Date as to such failure result in Budget or Sub having any right to the Adjustment Amount or any other remedy. However, if prior to the Closing Date Budget notifies Ryder and the Significant Stockholders in writing that (i) Budget estimates that the value of any such failures, individually or in the aggregate, exceeds $75,000,000, (ii) such value is in excess of $75,000,000 and (iii) as a result of such failures, Budget is unable, after having used its good faith efforts, to obtain the financing necessary to pay the Aggregate Cash Consideration, then Budget will have the right to terminate the Merger Agreement if Budget and Ryder agree, or in the event of dispute it is determined in accordance with the dispute mechanisms of the Escrow Agreement (the date of final resolution being the "Determination Date"), that the value reduction of such failures, individually or in the aggregate, exceeds $75,000,000 (such event, a "Major Breach"). Breaches of the representations, warranties and covenants of Budget or Sub contained in the Merger Agreement will not give Ryder a right to terminate this Agreement, but will instead entitle the holders of outstanding Ryder Shares immediately prior to the Effective Time to seek damages in respect thereof.

     Amendment and Waiver. The Merger Agreement may be amended in writing by each of the parties and the compliance with the Merger Agreement waived in writing by the party waiving compliance. However, after the Closing Date, no amendment or modification may be made that affects any of the rights of the Original Holders with respect to certain "Special Covenants" (as defined below) without the written consent of 51% of the Original Holders or to the obligations of Budget with respect to the indemnification and insurance of Ryder officers and directors, as discussed above, that adversely affects the rights of the indemnified parties. The "Special Covenants" include, among others, the covenants relating to (i) the composition of the Budget Board following the Closing, (ii) purchases of Budget Class A Common Stock during the Blackout Period, (iii) registration rights and (iv) Major Breaches.

     Termination. The Merger Agreement may be terminated prior to the Closing as follows:(i) by either Budget or Ryder if the Merger Conditions have not been satisfied by the Termination Date (subject to extension by Ryder to February 28, 1999 in the case of failure of the condition relating to pending injunctions);
(ii) by either Budget or Ryder if a final and no longer appealable permanent injunction (but not any temporary restraining order or preliminary injunction) has been issued by final order of any federal or state court in the United States which prevents the consummation of the Merger; (iii) by Ryder if Budget or Sub shall have breached certain of their covenants in any material respect and such breach continues for a period of ten days after the receipt of notice of the breach from Ryder; (iv) by Budget if Ryder or any Significant Stockholder shall have committed a Major Breach; or (v) at any time on or prior to the Closing Date, by mutual written consent of Budget and Ryder.

     Termination Fees. If the Merger Agreement is terminated in certain circumstances then Budget will be required to pay the Break Fee to Ryder as follows: (i) if the Merger Agreement is terminated because of failure to satisfy the Merger Conditions by November 30, 1998 (or February 28, 1999 if extended by Ryder) or a final injunction relating to antitrust matters, Budget will be required to pay $7,500,000 to Ryder; or (ii) if the Merger Agreement is terminated for any other reason, other than by Budget in response to a Major Breach, it will pay at least $20,000,000 to Ryder plus any additional damages, up to an amount equal to $75,000,000 (including the amount drawn under the Letter of Credit), or, at its option, Ryder will have the right to seek specific performance.

     Letter of Credit. To secure the Break Fee, Credit Suisse, at the request of Budget and concurrently with the execution of the Merger Agreement, issued a Letter of Credit in an amount of up to $20,000,000 in favor of Ryder, drawable by Ryder in the amounts and under the circumstances described in clauses (i) and
(ii) of "-- Termination Fees" above. Unless extended in writing by Credit Suisse, the Letter of Credit will terminate on December 15, 1998, or upon the occurrence of certain other events specified in the Letter of Credit. The Merger Agreement provides that, if the Termination Date is properly extended by Ryder, or if the time of Closing is delayed because of a Major Breach, both as described above, Budget will cause the Letter of Credit to remain in full force and effect or will cause a substitute letter of credit to be issued containing substantially identical terms and which will remain in full force and effect until March 15, 1999. In the Merger Agreement, Ryder agreed that it would not draw upon, or exercise any rights with respect to, the Letter of Credit unless and only to the extent Ryder is permitted to do so as described above under "Termination Fees." In addition, Ryder agreed that within one business day following the earlier of (x) the Closing Date, and (y) the date on which the Merger Agreement is terminated in a manner which does not give rise to a right on the part of Ryder to draw on the Letter of Credit, Ryder would instruct the bank issuing the Letter of Credit to terminate the Letter of Credit and would surrender the Letter of Credit to such bank for cancellation.

EFFECTIVE TIME OF THE MERGER AND EXCHANGE OF SHARES

     Effective Time of the Merger. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time thereafter as provided therein.

     Exchange of Ryder Stock Certificates. Immediately after the Effective Time, instructions and a letter of transmittal will be furnished to all Ryder Shareholders for use in exchanging their Ryder stock certificates for certificates evidencing the shares of Budget Class A Common Stock they will be entitled to receive as a result of the Merger. RYDER STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED. HOWEVER, RYDER STOCKHOLDERS IN ATTENDANCE OR REPRESENTED AT THE CLOSING WHO SURRENDER FOR CANCELLATION CERTIFICATES OF RYDER COMMON STOCK AT SUCH TIME WILL RECEIVE THE SHARES OF BUDGET COMMON STOCK, WARRANTS AND CASH PAYABLE WITH RESPECT TO SUCH CERTIFICATES AT THE CLOSING.

REGULATORY APPROVALS

     Under the Merger Agreement, the obligations of both Budget and Ryder to consummate the Merger are conditioned upon receipt of all required regulatory approvals.

     Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division and the waiting period has expired or been terminated. Pursuant to the HSR Act, on March 20, 1998 and March 23, 1998, Budget and Ryder, respectively, filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Merger. The 30-day waiting period under the HSR Act applicable to the Merger will expire on April 26, 1998, unless terminated early or extended by the FTC or the Antitrust Division.

     Notwithstanding the termination of the HSR Act waiting period, at any time before or after consummation of the Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or to cause the divestiture of substantial assets of Budget or Ryder. In addition, states and private parties may also bring legal action under the antitrust laws under certain circumstances. Based on information available to them, Budget and Ryder believe that the Merger can be effected in compliance with federal and state antitrust laws. There can be no assurance, however, that a challenge to the consummation of the Merger based on an alleged violation of the antitrust laws will not be made or that, if such a challenge were made, Budget and Ryder would prevail or would not be required to accept certain conditions, possibly including divestitures, in order to consummate the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain executive officers and directors of Ryder may be deemed to have interests that may present them with potential conflicts of interest with respect to the Merger. Budget has agreed to indemnify the executive officers and directors of Ryder against certain liabilities arising prior to the Effective Time in accordance with Ryder's existing indemnification obligations and to maintain Ryder's existing directors' and officers' liability insurance policy or a comparable policy, in each case for a period of six years after the Effective Time. In addition, Jay Alix, the Chairman and Chief Executive Officer of Ryder, will become a director of Budget following the Merger, and Budget is required to nominate one of Jay Alix, Robert E. Shields or Henry L. Druker, each of whom is a current officer of Ryder or of one of the Significant Stockholders, to the Budget Board for up to three years following the Closing Date. As of March 15, 1998, executive officers and directors of Ryder beneficially owned or controlled 91,512 shares of Ryder Class A Common Stock and 818 shares of Ryder Class C Common Stock (without giving effect to the acceleration of options to purchase Ryder Common Stock immediately prior to the Merger). After the Merger occurs, such persons will, subject to the assumptions set forth in "Ownership of Ryder Capital Stock," beneficially own or control approximately 2,655,583 shares of Budget Class A Common Stock. The Ryder Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger will be accounted for under the "purchase" method of accounting, pursuant to which the assets and liabilities of Ryder will be adjusted to their respective fair values and included with those of Budget as of the Effective Time. Financial statements of Budget issued after the Effective Time will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of Ryder. The Aggregate Merger Consideration will be allocated to the assets and liabilities of Ryder acquired based on their estimated fair values on the date on which the Merger is consummated with the excess of the Aggregate Merger Consideration over the book value of the assets acquired being allocated to goodwill.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  General

     The following discussion concerns the material United States federal income tax consequences of the Merger applicable to the Ryder Stockholders. The applicable statutory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. The following discussion does not set forth (i) any federal tax consequences other than income tax consequences or (ii) any state, local or foreign tax consequences that may apply. The following discussion assumes that all Ryder Stockholders are "United States persons" for federal income tax purposes and hold the Ryder Common Stock as a "capital asset."

  The Merger

     The Merger will be treated as a taxable sale of stock for federal income tax purposes. Each Ryder Stockholder, including those asserting appraisal rights, will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of all property (including Budget Class A Common Stock) received by such holder in the Merger and (ii) such holder's tax basis in the Ryder Common Stock transferred in the Merger. Provided the Ryder Stockholder has held the Ryder Common Stock as a capital asset, such gain or loss will be capital gain or capital loss. Under recently enacted legislation, the maximum regular individual U.S. federal income tax rate on capital gains is 20% for property held for more than 18 months and 28% for property held for more than one year but not more than 18 months. Capital gains on the sale of property held for one year or less are subject to U.S. federal income tax at ordinary income rates.

     The treatment of the Warrants for federal income tax purposes is not clear. Whether the Warrants are treated as issued on the Closing Date or on the 20 month anniversary of the Closing Date, however, their value will give rise to additional gain to the Ryder Stockholders. Such gain will constitute capital gain taxable at the same rate as the other Merger consideration, excluding, in the latter case, the portion thereof characterized as imputed interest for federal income tax purposes.

     Because of the possibility (i) that Contingent Additional Consideration will be payable after the close of the taxable year of the Merger; and (ii) the Warrants will be treated as issued on the 20 month anniversary of the Closing Date, the sale of the Ryder Common Stock is likely to constitute an installment sale for federal income tax purposes. Accordingly, each Ryder Stockholder who realizes gain with respect to shares of Ryder Common Stock in the Merger may be required to report such gain under the installment method unless the holder makes an election not to use such method. The rules for the reporting of installment sales are complex, and include special provisions both for certain types of deferred payments and for shareholders who own shares of Ryder Common Stock through partnership entities. In general, however, installment sale treatment permits the deferral of gain with respect to any payments received in a taxable year following the year of sale until such payments are received. In addition, a portion of any such payment will constitute imputed interest for federal income tax purposes.

     As a condition to reporting under the installment method, a Ryder Stockholder must allocate his tax basis in the Ryder Common Stock between the consideration received on the Closing Date and the consideration received thereafter on a ratable basis. In the case of deferred payments subject to a fixed ceiling, such Ryder Stockholder must assume for purposes of such allocation that he will receive the maximum possible payment. Accordingly, if the maximum possible payment significantly exceeds the fair market value of the right to receive such payments as of the Closing Date, a Ryder Stockholder who does not elect out of the installment method may recognize a taxable gain in the year of the Merger that exceeds the difference between the fair market value of the total Merger consideration and such Ryder Stockholder's tax basis in the Ryder Common Stock. Although such Ryder Stockholder may recognize an offsetting capital loss in the year of the deferred payment, the recognition of such loss may not produce an immediate federal income tax benefit. Each Ryder Stockholder should consult his or her own tax advisor in determining the manner in which such gain should be reported under the installment method and in deciding whether to elect out of the installment method.

     A Ryder Stockholder will have a tax basis in the Budget Class A Common Stock equal to the value of such shares at the time they are received in the Merger. Likewise, a Ryder Stockholder will have a tax basis in the Warrants equal to the value of such Warrants at the time they are treated as received for federal income tax purposes in the Merger.

     THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH RYDER STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX

CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL STATE, LOCAL AND FOREIGN TAX LAWS.

RESALE OF BUDGET CLASS A COMMON STOCK

     Shares of Budget Class A Common Stock to be issued to Ryder Stockholders in connection with the Merger will be freely transferable under the Securities Act, except for shares issued to any person or entity who, at the time of the Merger, may be deemed an "affiliate" of Ryder within the meaning of Rule 145 or becomes an affiliate of Budget following the Merger within the meaning of Rule 144. In general, affiliates of Ryder and Budget include their executive officers and directors and any other person or entity who controls, is controlled by or is under common control with Ryder or Budget, respectively. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of shares of Budget Class A Common Stock issued to such person and entities. Rule 144 imposes similar restrictions on resale of Budget Class A Common Stock by affiliates of Budget following the Merger. Budget may place legends on certificates representing shares of Budget Class A Common Stock that are issued to affiliates of Ryder to restrict transfers in violation of Rule 145. All Ryder Stockholders, including those who would be subject to the resale restrictions of Rule 145 and Rule 144, will be entitled to certain demand registration rights with respect to the shares of Budget Class A Common Stock issued to them in accordance with the Merger Agreement.

APPRAISAL RIGHTS

     The following summary of Section 262 is qualified in its entirety by reference to Section 262, the complete text of which is attached hereto as Annex
E. This summary contains all of the material provisions of Section 262.

     Holders of shares of Ryder Common Stock are entitled to appraisal rights under Section 262, provided that they comply with the conditions established by
Section 262.

     Section 262 is reprinted in its entirety as Annex E to this Proxy Statement/Prospectus. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex E. This discussion and Annex E should be reviewed carefully by any holder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein will result in the loss of appraisal rights.

     A record holder of shares of Ryder Common Stock who makes the demand described below with respect to such shares, and who otherwise complies with the statutory requirements of Section 262 will be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of his or her shares of Ryder Common Stock. All references in this summary of appraisal rights to a "stockholder" or "holders of shares of Ryder Common Stock" are to the record holder or holders of shares of Ryder Common Stock.

     Under Section 262, where a merger is accomplished pursuant to Section 228 of the Delaware General Corporation Law, either before or within 10 days after the effective date of the merger each constituent corporation (or, after the effective date, the surviving constituent corporation) must notify each stockholder of each constituent corporation entitled to appraisal rights of the merger and that appraisal rights are available to such stockholders and include in each such notice a copy of Section 262. This Proxy Statement/Prospectus is being enclosed with such notice to the record holders of Ryder Common Stock.

     Holders of shares of Ryder Common Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Ryder within 20 days after the date of mailing of this notice. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Ryder of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of the Ryder Common Stock.

     A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to:

                                Ryder TRS, Inc.
                                 1560 Broadway
                                   Suite 1800
                             Denver, Colorado 80202
                             Attn: General Counsel

     A person having a beneficial interest in shares of Ryder Common Stock that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If the shares of Ryder Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depository or other nominee, such demand must be executed by or for the record owner. If the shares of Ryder Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

     A record holder, such as a broker, fiduciary, depositary or other nominee, who holds shares of Ryder Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Ryder Common Stock outstanding in the name of such record owner.

     Within 120 days after the Effective Time, either Ryder or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Ryder in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of Ryder to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Ryder will file such a petition or that Ryder will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Ryder Common Stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in
Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from Ryder a statement setting forth the aggregate number of shares of Ryder Common Stock not voting in favor of the merger and with respect to which demands for appraisal were received by Ryder and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by Ryder.

     If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Ryder Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

     Although Ryder believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, Ryder does not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of Ryder Common Stock is less than the Merger Consideration. In determining "fair value", the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation.
Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a stockholder's exclusive remedy in connection with transactions such as the merger.

     Holders of shares of Ryder Common Stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys' and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys' and expert witness expenses, although, upon application of a dissenting stockholder of Ryder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

     Any holder of shares of Ryder Common Stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

     At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of Ryder. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of shares of Ryder Common Stock will be entitled to receive the consideration offered pursuant to the Merger Agreement. Inasmuch as Ryder has no obligation to file such a petition, and Ryder has no present intention to do so, any holder of shares of Ryder Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to Ryder a written withdrawal of his or her demand for appraisal and acceptance of the Merger Consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Ryder and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

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

         COMPARISON OF RIGHTS OF HOLDERS OF BUDGET CLASS A COMMON STOCK
                             AND RYDER COMMON STOCK

     Upon consummation of the Merger, and to the extent they receive shares of Budget Class A Common Stock, the stockholders of Ryder, a Delaware corporation, will become stockholders of Budget, also a Delaware corporation. The rights of Ryder Stockholders will thereafter be governed by the Budget Certificate and the Budget Bylaws. The following is a summary of the material differences between the rights of Ryder Stockholders and the Budget Stockholders pursuant to the differences between the Budget Certificate and Budget Bylaws, on the one hand, and the Ryder Certificate and the Ryder Bylaws, on the other hand. The following summary does not purport to be a complete statement of the difference in the rights of Ryder Stockholders and Budget Stockholders. This summary is qualified in its entirety by reference to the full text of the Budget Certificate and the Budget Bylaws, the Ryder Certificate and Ryder Bylaws, and Delaware Law.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of Budget consists of 35,000,000 shares of Budget Class A Common Stock, 2,500,000 shares of Budget Class B Common Stock, and 250,000 shares of Preferred Stock, par value $.01 per share. The authorized capital stock of Ryder consists of 225,000 shares of Ryder Class A Common Stock, 25,000 shares of Ryder Class B Common Stock and 25,000 shares of Ryder Class C Common Stock. If the Certificate Amendment is approved, the number of authorized shares of Budget Class A Common Stock will increase from 35,000,000 shares to 70,000,000 shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

     Delaware Law permits a corporation to declare and pay dividends to stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the proceeding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets. Subject to the rights of holders of preferred stock, the Budget Certificate permits Budget to declare and pay dividends on its common stock if such dividends are declared and paid in equal distributions to the holders of Budget Class A Common Stock and Budget Class B Common Stock. The Ryder Certificate permits Ryder to declare and pay dividends on Ryder Common Stock if such dividends are declared and paid in equal distributions to holders of Ryder Class A Common Stock, Ryder Class B Common Stock and Ryder Class C Common Stock.

SPECIAL MEETING OF STOCKHOLDERS

     Under the DGCL, a special meeting of stockholders can be called by the corporation's board of directors or by such person or persons as may be authorized by the corporation's certificate of incorporation or bylaws. Under the Budget Bylaws, a special meeting of the stockholders of Budget may be called by the Budget Board, the Chairman of the Board, the Chief Executive Officer, the President or the Secretary of Budget or by the record holders of at least a majority of the combined voting power of the shares of capital stock issued, outstanding and entitled to vote at the meeting. Under the Ryder Bylaws, a special meeting of the stockholders of Ryder may be called by the Ryder Board, and must be called by the President of Ryder at the request of the holders of a majority of outstanding shares of capital stock entitled to vote.

VOTING REQUIREMENTS GENERALLY

     Under the DGCL, the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement.

     The Budget Bylaws states that each Budget Stockholder is entitled to one vote for every share of Budget Class A Common Stock held and ten votes for every Budget Class B Common Stock held by such

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

stockholder. The vote of a majority of the combined voting power of the shares present in person or represented by proxy at a duly held meeting at which a quorum is present is deemed to be the act of the Budget Stockholders. The Ryder Certificate states that each holder of Ryder Class A Common Stock shall be entitled to one vote per share on all matters to be voted on by Ryder Stockholders, and the holders of Ryder Class B Common Stock and Ryder Class C Common Stock shall have no right to vote on any matters to be voted on by Ryder Stockholders; provided, however, that the holders of Ryder Class B Common Stock and Ryder Class C Common Stock shall have the right to vote as a separate class on any merger or consolidation of Ryder with or into another entity in which the holders of Ryder Class B Common Stock or Ryder Class C Common Stock would receive or be exchanged for consideration different on a per share basis from the consideration received with respect to or in exchange for shares of Ryder Class A Common Stock. The Ryder Bylaws state that the vote of a majority of the voting stock of Ryder present in person or represented by proxy shall constitute a quorum for the transaction of all business.

AMENDMENT OF CERTIFICATE OF INCORPORATION

     Under Delaware Law, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding shares entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes.

     The Budget Certificate does not state how the Budget Certificate may be amended. The Ryder Certificate states that Section 4 of the Ryder Certificate (e.g., voting rights, dividends, liquidation and conversion) may not be amended without the approval of a majority of the outstanding Ryder Class B Common Stock voting as a separate class and does not otherwise state how the Ryder Certificate may be amended.

AMENDMENT OF BYLAWS

     Under Delaware Law, the stockholders may amend the bylaws. The certificate of incorporation may also confer the power to amend the bylaws upon the board of directors; however, the fact that such power has been conferred on the board of directors will not divest the stockholders' power to amend the bylaws.

     The Budget Certificate gives the Budget Board the power to adopt or amend the bylaws without any stockholder action. The Budget Bylaws empower both the Budget Board and the Budget Stockholders to amend the bylaws unless the Budget Certificate or Delaware Law reserves such amendment power to the stockholders in whole or in part, or if the stockholders in adopting, amending or repealing a particular bylaw expressly provide that the board of directors may not amend or repeal that bylaw.

     Under the Ryder Certificate, the Ryder Bylaws may be made, altered, amended or repealed by the Ryder Stockholders or by a majority of the Board of Directors of Ryder. The Ryder Bylaws further provides that the Board of Directors of Ryder holds the power to make, rescind, alter, amend and repeal the Bylaws; provided, however, that the Ryder Stockholders shall have the power to rescind, alter, amend or repeal any bylaws made by the Board of Directors of Ryder and to enact by-laws which if so expressed shall not be rescinded, altered, amended or repealed by the Board of Directors of Ryder.

ACTION BY WRITTEN CONSENT

     Under Delaware Law, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of

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

outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.

     The Budget Bylaws do not restrict the ability of the Budget Stockholders to take action by written consent. The Ryder Bylaws permit the Ryder Stockholders to take action by written consent.

     Under Delaware Law, the directors of a corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless the certificate of incorporation provides otherwise or provide for cumulative voting. The Budget Certificate does not provide for cumulative voting. The Ryder Certificate does not provide for cumulative voting.

     Under Delaware Law, vacancies and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board of directors as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least ten percent of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     Under the Budget Bylaws, vacancies occurring on the Budget Board as a result of the removal of a director without cause may be filled only by a vote of the record holders of a majority of the combined voting power of the shares present and entitled to vote. Vacancies occurring for any other reason may be filled by such vote or written consent of the Budget Board. The Ryder Bylaws states that any vacancy among the directors, occurring from any cause whatsoever, may be filled by a majority of the remaining directors, though less than a quorum; provided, however, that the Ryder Stockholders removing any director may at the same meeting fill the vacancy caused by such removal. In the event the directors fail to fill such vacancy, the Ryder Stockholders may at any special meeting called for that purpose fill such vacancy.

NUMBER AND QUALIFICATION OF DIRECTORS

     Under Delaware Law, the minimum number of directors a corporation may have is one. The number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation.

     The Budget Bylaws provide for three directors, or such other number as shall be fixed from time to time by the Budget Board. The Ryder Bylaws provide for initially three directors, or such other number as shall be fixed from time to time by the Board of Directors of Ryder.

REMOVAL OF DIRECTORS

     Under Delaware Law, a director of a corporation without a classified board of directors may be removed with or without cause. Budget does not have a classified board of directors. The Budget Bylaws provide that any director or all the directors may be removed with or without cause by the holders of the majority of the combined voting power of the shares then entitled to vote at an election of the Budget Board.

     The Ryder Bylaws provides that any director may be removed, with or without cause, by the holders of a majority of the shares of capital stock entitled to vote, either by written consent or at any special meeting of the stockholders called for that purpose.

DISSENTER'S/APPRAISAL RIGHTS

     Under Delaware Law, a stockholder has a right to an appraisal by the Court of Chancery of the fair value of such stockholder's shares of stock in connection with certain mergers or consolidations. However, no appraisal rights are available for the shares of any class or series of stock which stock at the record date were

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

either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") or held of record by more than 2,000 holders (the "Market Shares"). Notwithstanding the previous sentence, appraisal rights are available for the Market Shares if the holders are required by the terms of the merger to accept for the Market Shares anything except (i) shares of the surviving corporation; (ii) shares of any other corporation which shares of stock at the effective date of the merger will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares; or (iv) any combination of (i) through (iii).

     No class of shares of Ryder Common Stock are currently listed on a national securities exchange or designated as a national market system security or qualify as Market Shares, and thus the holders of Ryder Common Stock have appraisal rights under Delaware Law. ANY HOLDER OF RYDER COMMON STOCK WHO EXCHANGES ITS SHARES OF RYDER COMMON STOCK FOR SHARES OF BUDGET CLASS A COMMON STOCK IN THE MERGER WILL BE DEEMED TO HAVE WAIVED ITS APPRAISAL RIGHTS.

PREEMPTIVE RIGHTS

     Under Delaware Law, stockholders do not possess common law preemptive rights as to the issuance of additional or treasury securities by the corporation, unless the corporation's certificate of incorporation provides otherwise. The Budget Certificate and the Budget Bylaws do not provide for preemptive rights. The Ryder Certificate and the Ryder Bylaws do not provide for preemptive rights (but holders of Ryder Class C Common Stock have certain rights to purchase additional shares). See "Ownership of Ryder Capital Stock -- Offering of Stock and Options to Management of Ryder."

LIQUIDATION RIGHTS

     Generally under Delaware Law, shareholders are entitled to share ratably in the distribution of assets upon the dissolution of their corporation. Preferred shareholders typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred shareholders have been fully satisfied, common shareholders are entitled to the distribution of any remaining assets. Under the Budget Certificate, Budget is authorized to issue up to 250,000 shares of preferred stock, with such powers, preferences and rights as are designated by the Budget Board.

     Under the Ryder Certificate, the holders of Ryder Class A, Class B and Class C Common Stock shall share ratably on a per share basis in all distributions to the holders of Ryder Common Stock in any liquidation, dissolution or winding up of Ryder.

ANTI-TAKEOVER PROVISIONS

     Statutory Provisions. Section 203 of the DCGL prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) prior to the date at which the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which the person becomes an interested stockholder; (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are officers or held in certain employee stock plans); or (iii) the business combination is approved by the board of directors and by at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held on or subsequent to the date such stockholder became an interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. A "business combination" includes, without limitation, mergers, consolidations,

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

stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

     Budget's Classification of Stock.  Budget has two classes of Common Stock:
Budget Class A Common Stock, holders of which are entitled to one vote per share, and Budget Class B Common Stock, holders of which are entitled to ten votes per share. Three executive officers own all outstanding shares of Budget Class B Common Stock, which, following the Merger, together with the Budget Class A Common Stock owned by such individuals, will represent approximately 44.0% of the combined voting power of both classes of Common Stock. As a result, such officers will be able to exert substantial influence over any vote to approve a potential business combination.

     The Ryder Certificate and the Ryder Bylaws do not contain any antitakeover provisions. Following the Merger, no Ryder Stockholder will be an "interested stockholder" of Budget.

TRANSACTIONS INVOLVING OFFICERS OR DIRECTORS

     Under Delaware Law, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable solely by reason of such interest if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors; (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to a vote thereon, and the contract or transaction is specifically approved by the stockholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

     None of the Budget Certificate, the Budget Bylaws, the Ryder Certificate or the Ryder Bylaws imposes any further restrictions regarding transactions involving officers or directors of Budget or Ryder, respectively.

INDEMNIFICATION

     Under Delaware Law, a corporation has the power to indemnify any agent against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe that their conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to indemnification for expenses, and then such indemnification may be made only to the extent that such court shall determine. Delaware Law requires that to the extent a present or former officer or director of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.

     The Budget Bylaws permit indemnification in circumstances described under the Delaware Law. Also, the Budget Bylaws state that the rights to indemnification provided thereunder are not exclusive of any other indemnification rights the directors might be entitled to under law.

     The Ryder Certificate permit indemnification in circumstances described under Delaware Law. The Ryder Certificate also states that the rights to indemnification provided thereunder are not exclusive of any

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

other indemnification rights the directors might be entitled to under the Ryder Bylaws or any other contracts or agreements.

DIRECTORS' LIABILITY

     Under Delaware Law, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit director monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. Both the Budget Certificate and the Ryder Certificate contain this provision.

STOCKHOLDER APPROVAL OF MERGER

     Under Delaware Law, mergers generally require the approval of the stockholders of each of the merging corporations. Unless otherwise required in a corporation's certificate of incorporation, Delaware Law does not require the vote of stockholders of a constituent corporation surviving the merger if (i) the merger agreement does not amend the existing certificate of incorporation,
(ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

     The Ryder Certificate states that each holder of Ryder Class A Common Stock shall be entitled to one vote per share on all matters to be voted on by Ryder Stockholders, and the holders of Ryder Class B Common Stock and Ryder Class C Common Stock shall have no right to vote on any matters to be voted on by Ryder Stockholders; provided, however, that the holders of Ryder Class B Common Stock and Ryder Class C Common Stock shall have the right to vote as a separate class on any merger or consolidation of Ryder with or into another entity in which the Ryder Class B Common Stock or Ryder Class C Common Stockholders would receive or be exchanged for consideration different on a per share basis from the consideration received with respect to or in exchange for shares of Ryder Class A Common Stock. The Ryder Bylaws states that the vote of a majority of the voting stock of Ryder present in person or represented by proxy shall constitute a quorum for the transaction of all business.

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

                               BUSINESS OF BUDGET

GENERAL

     Budget, through subsidiary companies and franchisees, operates Budget Car and Truck Rental, the third largest worldwide car and truck rental system with over 3,200 locations and a peak fleet size during 1997 of 283,000 cars, 22,500 trucks and 5,100 pick-ups. The Budget System includes locations in both the airport and local (downtown and suburban) markets in all major metropolitan areas in the United States, in many other small and mid-size U.S. markets and in more than 120 countries worldwide. The Budget System had approximately 509 Budget-owned locations in the United States and 71 Budget-owned locations outside of the United States at December 31, 1997. In addition, Budget franchisees operated approximately 455 royalty-paying franchise locations in the United States and 2,171 locations internationally at December 31, 1997.

     Giving effect to the Budget Acquisition as if it had been completed January 1, 1997, for the year ended December 31, 1997, Budget-owned locations in the United States accounted for approximately 80% of the Budget System's U.S. vehicle rental revenues, while Budget-owned locations outside the United States accounted for approximately 9% of the Budget System's international vehicle rental revenues.

     The Budget System is one of only three vehicle rental systems that offer rental vehicles throughout the world under a single brand name, with locations in Europe, Canada, Latin America, the Middle East, Asia/Pacific and Africa. The Budget System currently maintains more local market rental locations throughout the world than most of its major competitors and is unique among major car rental systems in that it rents trucks in most major markets worldwide. The Budget System's consumer truck rental fleet is the fourth largest in the United States.

     In addition, Budget owns Cruise America, one of the largest North American companies specializing primarily in the rental and sale of recreational vehicles with 85 locations; Premier Car Rental, which serves the insurance replacement market through a network of 150 locations in 16 major U.S. markets; and Budget Car Sales, Inc., one of the largest independent retailers of late model vehicles in the United States, which operates 26 retail car sales facilities. Budget also owns Van Pool Services, which leases vans for van pooling operations in 28 states, and Budget Airport Parking, which operates airport parking facilities at certain locations.

     Budget management's long-term strategy is to create an automotive services company which leverages the asset base and expertise of Budget. Budget assets include a trade name that is recognized around the world; locations for the rental, sale and maintenance of vehicles; a workforce that is proficient in acquiring, financing, monitoring, maintaining and selling cars and trucks; and advanced information systems to support these operations. Increasing the utilization of these assets by acquiring automobile-related businesses would reduce Budget's unit costs and increase profitability. In the near term, management has developed a business strategy designed to increase the revenues and improve the profitability of Budget. Key elements of this strategy include: enhancing the Budget brand; improving the performance of car rental operations; continuing to expand retail car sales operations and expanding truck rental operations.

     Sanford Miller (Chairman of the Board and Chief Executive Officer), John P. Kennedy (Vice Chairman of the Board) and Jeffrey D. Congdon (Vice Chairman of the Board and President of Budget Car Sales) (collectively, the "Principal Executive Officers") together have over 75 years of experience in the vehicle rental business and had acquired and operated 152 Budget rental locations and 11 Budget retail car facilities prior to the Budget Acquisition. In addition, Messrs. Miller and Congdon together have over 25 years of experience operating retail car sales facilities.

THE BUDGET ACQUISITION

     On April 29, 1997, Budget acquired all the outstanding capital stock of BRACC pursuant to a series of stock purchase agreements among TEAM, Ford Motor Company, BRACC and the common stockholder of BRACC (the "Stock Purchase Agreements"). The consideration paid by TEAM pursuant to the Stock Purchase Agreements consisted of approximately $275 million cash and the issuance to Ford of 4,500 shares

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

of Series A Convertible Preferred Stock, which were converted into 4,500,000 shares of Budget Class A Common Stock and sold in a public offering in October 1997.

     Pursuant to the Stock Purchase Agreements, Ford contributed $2.4 million in cash to Budget in connection with the establishment of a Special Bonus Program which provides bonus payments to BRACC employees. Budget has made payments in options and cash pursuant to the Special Bonus Program totaling approximately $4.8 million.

     Concurrently with the consummation of the Budget Acquisition, BRACC entered into a supply agreement with Ford (the "Supply Agreement"). Under the terms of the Supply Agreement, Budget agreed to purchase or lease Ford vehicles in such quantity in the United States, Canada and other countries outside the European Union such that the percentage of Ford vehicles purchased or leased in each country will be at least 70% of the total number of vehicles leased or purchase in each model year by BRACC at its affiliates.

     Concurrently with the consummation of the Budget Acquisition, Budget entered into a ten-year advertising agreement with Ford (the "Advertising Agreement") under which Budget has undertaken to carry out promotional programs that feature and promote the rental of Ford vehicles. Under the terms of the Advertising Agreement, Ford will pay to Budget for such advertising and promotional activities a stated base amount for each model year with an annual consumer price index adjustment.

RECENT DEVELOPMENTS

     Cruise America. On January 28, 1998, Budget acquired Cruise America, which is one of the largest companies in North America specializing in the rental and sale of recreational vehicles ("RVs"). Cruise America began rental and sales operations in Miami, Florida in 1972, with an initial strategy to locate rental centers in metropolitan gateway cities which are destinations for large numbers of domestic and international travelers. Since that time, Cruise America has established rental and/or sales locations across the United States and Canada. At December 31, 1997, Cruise America operated a total of 16 Hub offices, 69 Satellite offices and a rental fleet of 2,810 RVs. Besides rentals, Cruise America sells new and used RVs (including vehicles retired from the rental fleet) from its Hub offices. The sales effort is marketed under the name RV DEPOT and for the year ended April 30, 1997, RV sales represented approximately 44% of total revenue.

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

                               BUSINESS OF RYDER

GENERAL

     Ryder was incorporated under the laws of the State of Delaware on September 5, 1996. On the Ryder Acquisition Closing Date, pursuant to the Ryder Acquisition Agreements, Ryder acquired from RTR substantially all of the assets of the Division in the Ryder Acquisition. The aggregate adjusted cash purchase price was $573.3 million. The assets acquired included trucks, moving equipment and related accessories, prepaid advertising, license fees and certain hardware and management information systems. The assets also included the royalty-free right to use the 1-800-GO-RYDER telephone number and other Ryder trademarks. Ryder also acquired four subsidiaries of RTR: (i) RMM, (ii) Ryder Truck Rental One-Way, Inc., (iii) The Move Shop, Inc. and (iv) Ryder Relocation Services, Inc. Pursuant to the Ryder Acquisition Agreements, Ryder agreed to assume all liabilities and obligations arising out of the conduct of business by Ryder on or after the Ryder Acquisition Closing Date. RTR and Ryder agreed that Ryder would not be liable for environmental conditions existing prior to the Ryder Acquisition Closing Date, whether discovered or undiscovered.

     Financing for the Ryder Acquisition, and for related fees and expenses, consisted of (i) $123.0 million of equity capital provided by Questor and certain other investors; (ii) $350.0 million of term loans (the "Term Facility") and $31.0 million of revolving loans (the "Revolving Credit Facility") borrowed under a $500.0 million senior secured credit facility; and (iii) $100.0 million of loans borrowed under a senior subordinated loan facility. The Ryder Acquisition, the financing thereof, and the payment of related transaction fees and expenses are referred to herein as the "Ryder Acquisition Transactions." Ryder used the net proceeds from the Ryder Note Offering to repay certain indebtedness.

     During 1997, Ryder's special purpose subsidiary, FCTR, Inc. ("Finco") entered into a commercial paper program that permits the issuance of up to $450.0 million in commercial paper notes. In conjunction with the commercial paper program, Ryder refinanced the amounts outstanding under its Term Facility and Revolving Credit Facility. In addition, Ryder entered into an agreement pursuant to which Ryder has established a five year, $40.0 million secured revolving credit facility. Ryder has also entered into a $50.0 million facility for the issuance of cash collateralized letters of credit.

DESCRIPTION OF BUSINESS

     GENERAL DESCRIPTION OF BUSINESS

     Ryder rents trucks to both individual consumers and businesses. Consumers generally rent trucks from one Ryder location and return them either to the same location or to a different location. Commercial customers range from small local businesses, such as florists, package delivery companies and local private moving companies, to large national companies that rent Ryder trucks primarily for the transportation and delivery of inventory and packages. Commercial rentals complement Ryder's consumer rentals by enabling Ryder to improve utilization of its trucks on weekdays, when consumer demand is typically lower than it is on weekends. Ryder is the second largest provider of truck rentals and related moving supplies and services to consumers and light commercial users in the United States, with a fleet of approximately 29,000 trucks as of December 31, 1997.

     Ryder supplements its truck rental business with a range of other products and services. Ryder rents automobile towing equipment and other moving accessories such as hand trucks and furniture pads and sells moving supplies such as boxes, tape and packing materials. Ryder also offers customers a range of liability-limiting products such as physical damage waivers, personal accident and cargo protection and supplemental liability protection. These accessory products enhance Ryder's appeal to consumers by offering customers "one-stop" moving services.

     Ryder also offers comprehensive household goods relocation services to corporate employee relocation departments through RMM.

SALES, MARKETING AND ADVERTISING

     Ryder's marketing and promotional activities are designed to build brand awareness and preference by positioning Ryder as the high-quality truck rental provider and emphasizing the convenience and ease of doing business with Ryder. A substantial portion of Ryder's advertising budget is devoted to Yellow Pages advertising, which management believes is the most effective advertising medium for truck rentals. Ryder also utilizes national television advertising, local radio and print and direct mail to support specific market objectives. Ryder also uses a number of other advertising media to target potential customers just before they move.

VEHICLE ACQUISITION AND DISPOSITION

     Ryder purchases the chassis for its trucks primarily from Ford, General Motors and Navistar, and purchases the "boxes" (the storage compartment on the back of the truck) from Morgan Body Company, UtiliMaster, Grumman Olson and Supreme Corporation.

     Purchasing of trucks is coordinated through Ryder's headquarters in Denver, Colorado. Orders are generally placed in the fall for delivery primarily in time for the busy summer season. Ryder believes that its purchasing expertise and the volume of its purchases enable it to buy vehicles on terms that are more favorable than those available to its smaller competitors. Ryder disposes of its used vehicles through several outlets, including trade-ins through manufacturers, sales through RTR's truck sales operations and sales through Ryder's dealers. Ryder disposes of its trucks throughout the year, with a larger proportion being sold or traded in during the first and fourth quarters.

OPERATIONS

     Ryder is headquartered in Denver, Colorado and operates under the Ryder name through a national network of approximately 3,900 dealers at December 31, 1997. Ryder maintains regional marketing offices, each of which is headed by a Director and General Manager ("DGM") who reports to the Vice President and General Manager, Field Operations. DGMs are primarily responsible for overall business development and recruiting, training and managing the dealers. Each geographic area also has a team of dealer coordinators, based in the respective area centers, who are collectively responsible for the operation and management of the fleet and who report to the Vice President of Operations. In addition, each DGM also supervises Sales Executives who are responsible for RMM's sales and account management.

     Trucks are shared among the members of each market team, and dealers have access through their point-of-sale systems to information concerning inventory levels at all dealers within their team. Ryder involves its dealers in business planning through local, regional and national dealer councils which meet on a regular basis to provide Ryder with input regarding operating and marketing issues.

DEALER NETWORK

     Ryder's truck rental services are offered nationwide through approximately 3,900 independent dealers, and approximately 20 retail outlets owned and operated by Ryder. The number of dealers peaked above 5,000 in 1995 and has now been reduced to the current level as a result of Ryder's efforts to rationalize its distribution network. Management continually evaluates its distribution network.

     Dealerships consist primarily of auto sales and service retailers, rental centers, self storage centers, car rental locations and other vehicle-related businesses that are owned by independent parties. These dealers rent Ryder trucks in addition to operating their principal lines of business. Dealers owned and operated by RTR also rent trucks on behalf of Ryder under substantially the same terms and conditions as for other dealers.

     Dealership agreements can be terminated by either party upon 30 to 90 days' prior written notice, depending on dealer tenure. RTR dealership arrangements can be terminated at certain times depending on dealer revenues. See
"-- Relationships with RSI."

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

SEASONALITY

     Truck rentals display some seasonality, with generally higher levels of demand occurring during the summer months and the third quarter typically being Ryder's strongest quarter. On average, approximately 50% of Ryder's annual revenues are earned from May through September, with August being the strongest month.

     Ryder's cash flows also display seasonality due to the timing of truck purchases and dispositions. Ryder typically receives delivery of trucks between March and June of each year, resulting in additional borrowing needs during that period. Dispositions are spread more evenly throughout the year, with greater dispositions occurring during the first and fourth quarters.

COMPETITION

     The truck rental industry is highly competitive, with U-Haul being the principal competitor with a greater market share than Ryder. U-Haul has more dealers and operates a significantly greater number of its own stores than does Ryder. However, management believes that Ryder's fleet of trucks is younger than U-Haul's fleet. Other competitors include Budget Rent-A-Car and Penske Truck Leasing, among others. Competition in the industry is generally based on price, product quality, brand name recognition, service, convenience and availability.

EMPLOYEES

     As of December 31, 1997, Ryder had approximately 700 full-time employees, none of whom was represented by a union. Ryder also engages part-time drivers to transfer trucks among dealers. Ryder believes that its relationship with its employees is satisfactory and that its employees, many of whom have long experiences with Ryder, represent a valuable resource.

INTELLECTUAL PROPERTY

     Ryder has the royalty-free right to use certain Ryder trademarks, subject to certain restrictions until October 17, 2006. After October 17, 2001, Ryder must begin using these trademarks in conjunction with a successor name. On October 17, 2006, Ryder will no longer be permitted to use the Ryder name in any manner. Ryder has the royalty-free right to use the 1-800-GO-RYDER number, subject to certain restrictions, for a period of up to 13 years. Ryder also has the royalty-free right to use the Ryder signature color scheme in perpetuity, subject to certain restrictions. Ryder's material trademarks have been registered with the United States Patent and Trademark Office. The unexpected loss of such trademarks prior to the expiration of the ten-year period could have a material adverse effect on Ryder's business.

INSURANCE

     Ryder has retained a portion of its risk under automobile and general liability insurance and other insurance programs for activities subsequent to the Acquisition. Coverage varies, but generally Ryder retains a significant portion of the per occurrence claims under $1 million. Ryder has excess liability insurance per occurrence for claims between $1 million and $100 million. The reserves for these claims are based on actuarial or other estimates. There can be no assurance that the estimates will not change as a result of limitations inherent in the estimation process.

GOVERNMENTAL REGULATION

     Ryder and its operations are subject to various federal, state and local laws and regulations, including those relating to taxing and licensing of vehicles, transportation and vehicle safety, consumer protection, insurance, advertising, used vehicle sales and labor matters. Ryder believes that it is in substantial compliance with applicable laws and regulations. However, Ryder may be affected by the adoption of additional laws or regulations and/or changes, from time to time, in existing laws and regulations and/or the interpretation thereof. In addition, Ryder's operations, as well as those of its competitors, could be affected by any limitation in fuel supply or any rationing of fuel.

     Ryder offers for sale, in addition to the rental of trucks, certain liability-limiting products, such as physical damage waivers pursuant to which Ryder agrees to waive its right to recovery from a renter for damage to the truck. Certain states have enacted legislation, generally applicable to automobile rentals, which limits the rates that may be charged for collision damage waivers, limits potential customer liability for damage to rented vehicles and/or restricts or regulates the sale of such liability-limiting products. In addition, Congress has from time to time considered legislation to regulate the sale of collision damage waivers by rental companies, but no such legislation has been enacted to date. The adoption of additional state or federal legislation applicable to truck rentals that would restrict the sale, or limit the rates or otherwise regulate the sale, of collision damage waivers or other liability-limiting products, or would limit potential customer liability could adversely affect sales of these products by Ryder.

     A number of states currently hold a vehicle owner, including vehicle rental companies, vicariously liable, regardless of fault, for the actions of any person lawfully driving such owned vehicle.

ENVIRONMENTAL MATTERS

     Ryder and its operations are subject to various federal, state and local environmental laws and regulations, including laws and regulations which relate to the ownership or use of tanks for the storage of petroleum products, the management and removal of asbestos-containing materials in buildings, and the disposal of solid or liquid wastes. Ryder believes that it is in substantial compliance with applicable environmental laws and regulations. Such laws and regulations impose liability on responsible parties to remediate, or contribute to the costs of remediating, sites at which petroleum products or hazardous wastes or substances were disposed of or released, which may include sites operated by Ryder or to which it may have sent waste products for disposal, treatment or recycling. Such remediation requirements may be imposed without regard to fault or legality at the time of disposal or release. Ryder may be affected by the adoption of additional laws or regulations related to environmental matters and/or changes from time to time in existing laws and regulations and/or the interpretation thereof.

     RSI has remediated contamination at one property pursuant to such remediation laws, and there can be no assurance that contamination requiring remediation will not be found in the future at other properties leased by Ryder. Also, there can be no assurance that asbestos- containing building materials, such as asbestos-containing floor and ceiling materials, do not exist in one or more of Ryder's leased buildings. RSI, however, has agreed, pursuant to the Ryder Acquisition Agreements, to retain liability for, and to indemnify Ryder against, certain environmental conditions existing at the properties at the time Ryder assumed the leases from RSI. Therefore, Ryder believes that it will not incur material liability in the event that such environmental conditions are found to exist. However, there can be no assurance that if recourse to the indemnification for environmental matters provided in the Ryder Acquisition Agreements becomes necessary that it will be available or uncontested.

     Ryder also maintains aboveground storage tanks at one property for the storage of petroleum products, and performs light vehicle maintenance at some of its leased properties. There can be no assurance that underground storage tanks do not exist on one or more of Ryder's leased properties. While RSI has agreed to retain liability for and indemnify Ryder against claims relating to environmental conditions existing prior to the date of the Ryder Acquisition, whether discovered or undiscovered, there can be no assurance that present or future activities undertaken by Ryder will not result in environmentally related expenditures for which Ryder may be responsible. Ryder believes, however, that such expenditures would not have a material adverse effect on its financial condition.

RELATIONSHIP WITH RSI

     In connection with the Ryder Acquisition, Ryder entered into a number of agreements with RTR, which are summarized below.

     Non-Competition Covenants

     In connection with the Ryder Acquisition, RTR and Ryder each agreed not to engage in certain types of rental transactions after the Ryder Acquisition Closing Date. For a period of ten years after such date, RTR agreed not to engage in the "one-way" consumer and "one-way" light commercial truck rental businesses. For a period of two years following the Ryder Acquisition Closing Date, RTR agreed to refer to Ryder all customers in the one-way consumer and one-way light commercial rental businesses.

     For as long as Ryder is using the Ryder name, Ryder has agreed not to engage in leasing (generally defined as the renting of a truck for a period in excess of ninety days, which can be extended up to one year) or heavy duty truck rentals. Until October 17, 1998, Ryder has agreed to refer to RTR all customers of leasing or heavy duty truck rentals.

     Ryder and RTR each engage in the local consumer rental business and the local light commercial rental business. For this purpose RTR will serve as a dealer for the rental of Ryder's trucks. However, during RTR's non-compete period, RTR has agreed not to advertise with respect to the local consumer rental business or to engage through third party dealers, agents or franchisees in the local consumer rental business.

     Except as described in the second paragraph of "Dealer and Cooperation Arrangements" below, neither party is restricted from engaging in the local light commercial rental business (defined as the rental of trucks with a manufacturer's gross vehicle weight of under 26,000 pounds for a business purpose). Pursuant to the Ryder Acquisition Agreements, Ryder and RTR have agreed to cooperate with each other to develop a joint marketing and truck rental program with respect to certain large customers in the light commercial rental business.

     Dealer and Cooperation Arrangements

     Pursuant to the Dealer Agreement, RTR agreed to act as a dealer for the rental of Ryder's trucks and accessory equipment at certain of the RTR branch locations for a commission slightly lower than the standard commission. This commission will be adjusted to match Ryder's standard commission rate beginning in 1999. Each party may, upon 60 days' notice to the other party, remove RTR's dealer locations as dealers of Ryder's trucks without cause (based on rental revenues for such dealers for the immediately preceding year) according to an agreed upon schedule. RTR or Ryder may terminate the Dealer Agreement with respect to any dealer location upon a material breach of the terms of such agreement not cured within 30 days after notice thereof. RTR agreed to limit the size of its vehicle fleet of light duty trucks (i.e., trucks having a manufacturer's gross vehicle weight of 16,000 pounds or less) to 6,500 trucks in 1997 and 7,500 trucks in 1998, so long as Ryder (i) makes an agreed upon number of trucks available to RTR and (ii) does not open any new dealers within a two-mile radius of any branch of RTR during such period.

     Pursuant to the Ryder Acquisition Agreements, Ryder and RTR also agreed for a period of up to ten years to cooperate with each other in structuring a joint program for Yellow Pages advertising in phone books. RTR also agreed to sell to Ryder, through RTR's affiliate, Network Sales, Inc., truck parts and components at wholesale cost for so long as such affiliate is a distributor of repair parts and components.

     Service Agreements

     RTR continues to provide Ryder with various services, including acting as agent in the sale of used trucks and providing maintenance on Ryder's trucks.

     RTR has agreed to act as Ryder's agent in selling Ryder's used trucks at RTR's Used Truck Centers and other RTR branch locations. In consideration for such services, Ryder has agreed to pay RTR a fixed amount per vehicle sold, plus a per vehicle sales commission in accordance with RTR's used truck representative sales compensation plan consistent with past practice. Ryder also agreed to reimburse RTR for a fixed amount per truck sold for advertising expenses. Ryder agreed to consign to RTR a certain percentage of the total number of used vehicles it trades or sells in each of the years from 1997 through 2001. After December 31, 2001, either party may terminate the agreement upon 60 days' notice.

     RTR has agreed, pursuant to the Vehicle Maintenance Agreement, to provide maintenance for Ryder's vehicles at a rate that is intended to approximate the rate RTR charged Ryder prior to the Ryder Acquisition Closing Date. Ryder has agreed to order a minimum amount of labor hours of repairs each year from RTR, which each party has the unilateral right to reduce in 1998 and thereafter by an amount up to 20% of the minimum amount of labor hours for that year.

     RTR has agreed, pursuant to the Administrative Services Agreement and the MIS Support Agreement, to provide Ryder, at its request, for a period of up to two years after the Ryder Acquisition Closing Date, with certain administrative and management information systems support services related to its operations. Services currently provided under these agreements include those relating to accounting and tax functions, payroll administration, vehicle administration, and computer systems support. Pursuant to the Administrative Services Agreement, Ryder is charged a rate that is intended to approximate the internal transfer pricing rate charged by RTR to Ryder prior to the Ryder Acquisition Closing Date, plus a markup with respect to certain services. Any or all services may be discontinued upon 60 days' notice from Ryder.

     Pursuant to the MIS Support Agreement, Ryder is charged a rate that is intended to approximate the internal transfer pricing rate charged Ryder by RTR prior to the Ryder Acquisition Closing Date, which rate is fixed for the term of the contract, provided that Ryder's usage of such services does not increase from Ryder's usage prior to the Ryder Acquisition Closing Date. Any or all services may be discontinued upon 90 days' notice from Ryder.

     Intellectual Property

     RTR has assigned certain patents, including patents relating to loading ramps, to Ryder. Pursuant to the Patent License Agreement, Ryder has granted RTR the right to use these patents.

     Pursuant to the Copyright License Agreement, RTR has granted Ryder the royalty-free right to use written promotional materials, which were developed and copyrighted by RTR prior to the Ryder Acquisition Closing Date, in connection with marketing Ryder's business for ten years, subject to certain restrictions. Ryder may grant sublicenses of its rights to its dealers, subject to certain restrictions. See "-- General Description of Business -- Intellectual Property."

     Pursuant to the Software License Agreement, RTR has granted Ryder a royalty-free perpetual right to use certain computer software necessary for the operation of Ryder's business that was not transferred to Ryder by RTR in the Ryder Acquisition.

     Ryder believes that the overall arrangement with RSI is adequate, in all material respects, to provide for an effective transition of Ryder to an independently operating entity.

PROPERTIES

     Ryder leases all of its office and retail locations and owns no real property. Ryder has granted a security interest in all of its leases.

     Significant office operations are located in the metropolitan area of Denver, Colorado, where Ryder presently maintains its headquarters. Ryder entered into an agreement in March 1997 pursuant to which it leased office space in downtown Denver for a minimum term of 10 years and a minimum annual rent commitment ranging from $0.9 million to $1.4 million. Ryder's independent dealers generally operate out of facilities owned or leased by them for their principal businesses.

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

LEGAL PROCEEDINGS

     Ryder is a party to various claims, legal actions and complaints arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, Ryder's management believes that the disposition of these matters will not have a material impact on the financial condition, liquidity or results of operations of Ryder.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF RYDER

     The following discussion and analysis of the financial condition and results of operations covers periods both before and subsequent to completion of the Ryder Acquisition Transactions. As a result of the Ryder Acquisition, the purchase price was allocated to Ryder's assets and liabilities assumed based on their estimated fair values as of October 17, 1996. Ryder also changed the estimated lives and residual values used to calculate the provision for depreciation on certain types of trucks. In addition, Ryder entered into new financing arrangements and has its own capital structure. Accordingly, the results of operations for periods subsequent to October 17, 1996 are not comparable to prior periods.

     The Pro Forma Condensed Statement of Operations for the year ended December 31, 1996, reflects the Ryder Acquisition Transactions, the Ryder Note Offering and the application of the proceeds therefrom, as if they had occurred on January 1, 1996. The pro forma results of operations do not purport to be indicative of the results that would actually have been obtained if the Ryder Acquisition Transactions, the Ryder Note Offering and the application of the proceeds therefrom had occurred on January 1, 1996, or of the results that may be obtained in the future.

RESULTS OF OPERATIONS

     The following table sets forth a comparison of the results of operations for three years ended December 31, 1995, 1996 (pro forma) and 1997:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1995     1996     1997
                                                              ------   ------   ------
Truck rental and related revenue............................  $546.7   $542.8   $545.7
Operating expense...........................................   174.8    177.0    191.5
Selling, general and administrative expense.................   216.3    209.6    225.8
Depreciation expense (net of gains) and amortization........   113.0    122.1    112.2
Restructuring and other charges.............................     6.4      1.9       --
                                                              ------   ------   ------
     Operating income.......................................    36.2     32.2     16.2
Interest expense............................................    29.6     44.6     39.2
                                                              ------   ------   ------
     Earnings (loss) before income taxes and extraordinary
       item.................................................     6.6    (12.4)   (23.0)
Income tax expense (benefit)................................     3.0     (4.4)    (8.8)
                                                              ------   ------   ------
     Earnings (loss) before extraordinary item..............     3.6     (8.0)   (14.2)
                                                              ------   ------   ------
Extraordinary loss, net of tax..............................      --       --     (4.6)
                                                              ------   ------   ------
     Net earnings (loss)....................................  $  3.6   $ (8.0)  $(18.8)
                                                              ======   ======   ======

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996 (Pro Forma)

     Revenues of $545.7 million were $2.9 million or 0.5% ahead of 1996 with increased liability-limiting product sales and growth in relocation services being partially offset by lower local truck and towing equipment rentals. Although truck rental revenue decreased, utilization increased from 44.6% in 1996 to 46.9% in 1997, and revenue per vehicle increased by 4.4%. This was a direct result of management's decision to focus efforts on improving fleet utilization. One-way truck rental transactions were 3.4% higher than in 1996 while local truck rental transactions were 3.6% lower. Revenues from relocation services were 35.7% higher than last year driven by a growing customer base and increased relocation activity.

     Operating expense in 1997 increased by $14.5 million or 8.2% (35.1% of revenue compared to 32.6% in 1996). The increase was driven by increased costs associated with higher fleet transfer activity, higher physical damage expense associated with the timing of repairs and variable costs associated with increased relocation services revenue. Also contributing to a lesser extent were higher maintenance costs associated with an increase in the number of miles driven compared to 1996 and an increase in maintenance costs per mile associated with an older fleet. In addition, bodily injury and property damage ("BIPD") costs were higher

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

than last year. In 1996, Ryder participated in RSI's overall risk management program under which the amount of BIPD reserves recorded by RTR was based on a number of factors including: (i) undiscounted estimated liabilities for the claims received in 1996; (ii) estimated claims incurred but not reported for 1996; and (iii) changes in estimates of prior year reserves based upon actual claims experience. In 1997, Ryder operated its own risk management program and has recorded its BIPD reserves based upon the undiscounted estimated liabilities for the claims received and an estimate of claims incurred but not reported for its first year of operations. Accordingly, the BIPD expense for periods subsequent to the date of acquisition is not comparable to prior periods. While management believes the amount of the 1997 reserves is adequate, these reserves may need to be adjusted in the future based on actual claims experience.

     Selling, general and administrative expense increased in 1997 by $16.2 million or 7.7% (41.4% of revenue compared to 38.6% in 1996). The increase was due to increased advertising and sales promotions, professional fees related to the transition of Ryder to a stand-alone business, costs associated with upgrading the phone reservation process, an increase in the bad debt reserve related to potential credit issues primarily associated with the transition to a stand-alone business, and transition costs associated with Ryder's move to Denver, Colorado.

     Depreciation (net of gains) and amortization expense decreased by $9.9 million largely as a result of a 4.6% decrease in the average fleet size.

     Interest expense of $39.2 million, including the amortization of deferred financing costs, was $5.4 million below 1996 due primarily to lower debt levels and a reduction in interest rates associated with the commercial paper program.

     The effective income tax rate was 38.5% for 1997 compared to a pro forma effective rate of 35.2% for 1996. The 1996 rate includes the effect of combining the pre- and post-acquisition operations and the Ryder Acquisition Transaction adjustments. Based on current estimates of future earnings, the net deferred tax asset is expected to be recovered within the next five to ten years.

     An extraordinary item of $4.6 million, net of related income tax benefit, was recognized in 1997 for the write off of financing costs related to the extinguishment of the senior bank facilities.

  Year Ended December 31, 1996 (Pro Forma) Compared to Year Ended December 31, 1995

     Revenues of $542.8 million were $3.9 million or 0.7% below 1995. One-way and local truck rentals and accessory rentals and product sales were essentially flat while revenues from relocation services declined.

     Operating expense of $177.0 million was $2.2 million or 1.3% higher than 1995 (32.6% of revenue compared to 32.0% in 1995). Higher vehicle maintenance costs, which were primarily the result of an increase in the average age of the fleet from 29 months to 36 months, were partially offset by a reduction in vehicle operating lease expense due to the purchase of approximately 1,200 trucks in late 1995 that had been leased in 1992.

     Selling, general and administrative expense decreased $6.7 million or 3.1% to $209.6 million (38.6% of revenue compared to 39.6% in 1995). The decrease resulted from a combination of cost savings generated from the consolidation of administrative functions in late 1995 as well as lower advertising expenses.

     Depreciation (net of gains) and amortization expense increased $9.1 million or 8.1% to $122.1 million primarily as a result of the step-up of revenue earning equipment, software development costs and intangible assets to their estimated fair value in connection with the acquisition. The pro forma effect of these changes is reflected in 1996 but not in 1995. Ryder did not recognize any vehicle gains or losses for the period from October 17, 1996 through December 31, 1996 as a result of acquired vehicles being adjusted to their fair market values at the date of the acquisition.

     Restructuring charges were $1.9 million in 1996 compared with $6.4 million in 1995. The 1996 charge reflects costs associated with the elimination of Ryder-owned car benefit program and employee severance costs resulting from actions taken by RSI during the second and third quarters of 1996. The 1995 charge reflect Ryder's consolidation of 20 administrative locations into two area centers and includes lease termination costs, employee severance costs and employee relocation costs.

     Interest expense of $44.6 million was $15.0 million or 50.7% higher than 1995 due to changes in Ryder's financing structure. On a pro forma basis, interest expense in 1996 reflects the impact of borrowings associated with the Ryder Acquisition Transactions while 1995 reflects charges from RSI based upon its overall interest expense.

INFLATION

     Ryder does not believe that inflation has had a material impact on its financial position or results of operations during the periods covered by the historical consolidated financial statements of Ryder included elsewhere herein.

LIQUIDITY AND CAPITAL RESOURCES

     Ryder's liquidity needs subsequent to the Ryder Acquisition arise primarily from debt service, working capital needs and the funding of capital expenditures. Ryder's principal sources of cash to fund these liquidity needs have been net cash from operating activities, proceeds from sales of revenue earning equipment and borrowings under Ryder's commercial paper program.

     The components of net cash from operating activities are detailed in the historical consolidated financial statements of Ryder included elsewhere herein and include net loss adjusted for (i) depreciation (net of gains) and amortization expense, (ii) deferred income taxes, (iii) extraordinary loss, and
(iv) changes in operating assets and liabilities. Net cash flows from operating activities for the year ended December 31, 1997 amounted to $107.0 million.

     Ryder's capital expenditures, primarily for the purchase of revenue earning equipment, net of disposal proceeds, were $77.1 million in 1997 compared with $23.8 million for the same period in 1996. Ryder disposes of vehicles through several outlets, including trade-ins through manufacturers, sales through RTR's truck sales operations and sales through Ryder's independent dealers. Ryder also disposes of other property and equipment in the ordinary course of business. Ryder estimates that its total capital expenditures for 1998 will range between $130.0 million and $180.0 million and proceeds from dispositions will range between $30.0 million and $50.0 million.

     During 1997, Finco entered into a commercial paper program that permits the issuance of up to $450.0 million in commercial paper notes subject to borrowing base availability provided by the RCTR truck fleet. In conjunction with the commercial paper program, Ryder refinanced the amount outstanding on that date under its senior bank facilities. In addition, Ryder entered into an agreement pursuant to which Ryder has established a five-year, $40.0 million secured revolving credit facility. Ryder has also entered into a $50.0 million facility for the issuance of cash collateralized letters of credit. All of the aforementioned agreements contain certain covenants and restrictions, including, among other things, restrictions on the payment of dividends and the incurrence of additional indebtedness.

     Amounts available under the commercial paper program are subject to borrowing base availability and may be generally used for the purchase of trucks. The remaining availability under the commercial paper program on December 31, 1997 was approximately $118.1 million. Amounts available under the $40.0 million revolving credit facility are also subject to borrowing base availability and may be generally used for working capital purposes. The remaining availability under this facility on December 31, 1997 was $37.7 million. Ryder generally manages the cash balances and working capital position of Ryder to minimize amounts outstanding under the debt agreement.

     During the third quarter, Ryder recognized an extraordinary loss from the early extinguishment of debt of $4.6 million, net of related income tax benefit, associated with the refinancing of the senior bank facilities.

     Ryder believes that cash generated from operations and asset depositions, together with the amounts available under the aforementioned facilities, will be adequate to meet its debt service, capital expenditure and working capital requirements for the foreseeable future, although no assurance can be given in this regard.

YEAR 2000 COMPLIANCE

     As part of the transition to a stand-alone entity, Ryder has several new technology initiatives under development which include modification of its computer software for year 2000 compliance. Although it is not possible to quantify the impact year 2000 compliance issues will have on Ryder's customers or suppliers, Ryder does not anticipate any material adverse effect on its financial condition, liquidity or results of operations.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" in June 1997. This statement, which is required to be adopted in the first quarter of 1998, establishes standards for reporting comprehensive income and its components. This statement is not expected to have a material effect on Ryder's financial statements.

     The FASB also issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," in June 1997. This statement, which is required to be adopted in the first quarter of 1998, establishes standards for the way that public companies report information about operating segments in annual financial statements and requires those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement is not expected to have a material effect on Ryder's financial statements.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement addresses costs that are capitalizable and costs that must be expensed, and provides guidance on amortization periods for internal use software. This SOP is required to be adopted for fiscal years beginning after December 15, 1998 and early adoption is encouraged for annual financial statements which had not been issued at the time of the SOP's issuance. Ryder's existing accounting policy for software development costs is in conformity with the provisions of this SOP. As such, Ryder adopted this statement in the fourth quarter of 1997, resulting in no financial statement impact.

                        OWNERSHIP OF RYDER CAPITAL STOCK

     Ryder is authorized to issue 275,000 shares of Ryder Common Stock of which 225,000 shares are Ryder Class A Common Stock, 25,000 shares are Ryder Class B Common Stock and 25,000 shares are Ryder Class C Common Stock. As of March 15, 1998, 109,090 shares of Ryder Class A Common Stock, 13,910 shares of Ryder Class B Common Stock and 975 shares of Ryder Class C Common Stock were issued and outstanding.

     The holders of Ryder Class A Common Stock are entitled to vote on all matters to be voted upon by shareholders of Ryder. Holders of Ryder Class B Common Stock and Ryder Class C Common Stock have no voting rights other than as required by law and with respect to certain mergers or other transactions in which such holders would be treated differently from holders of Ryder Class A Common Stock. Shares of Ryder Class A Common Stock are convertible into the same number of shares of Ryder Class B Common Stock, and shares of Ryder Class B Common Stock are convertible into the same number of shares of Ryder Class A Common Stock in connection with certain events, including certain sales of securities, mergers or similar transactions that would result in a change of control of Ryder, as provided in the Ryder Certificate. Shares of Ryder Class C Common Stock are not convertible into shares of Ryder Class A Common Stock or Class B Common Stock, except under the circumstances described under "-- Offering of Stock and Options to Management of Ryder."

     The table below sets forth certain information, as of March 15, 1998, regarding the ownership of each class of Ryder Common Stock by (i) each person who beneficially owns five percent or more of the outstanding shares of such class of Ryder Common Stock, (ii) each director and executive officer of Ryder and (iii) all directors and executive officers of Ryder as a group. The table below also reflects the ownership by such persons of Budget Class A Common Stock, and the percentage of such ownership, following the Merger, based on the assumptions set forth in the footnotes below.

                                     RYDER CLASS A                 RYDER CLASS C
                                     COMMON STOCK                  COMMON STOCK
                              ---------------------------   ---------------------------   SHARES OF BUDGET
                               NUMBER OF      PERCENTAGE     NUMBER OF      PERCENTAGE        CLASS A        PERCENTAGE OF BUDGET
                                CLASS A       OF CLASS A      CLASS C       OF CLASS C      COMMON STOCK           CLASS A
                                 SHARES         SHARES         SHARES         SHARES        BENEFICIALLY         COMMON STOCK
                              BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY        OWNED          BENEFICIALLY OWNED
NAME                             OWNED          OWNED          OWNED          OWNED       AFTER MERGER(8)      AFTER MERGER(9)
----                          ------------   ------------   ------------   ------------   ----------------   --------------------
ALL FIVE PERCENT
  SHAREHOLDERS:
Questor Partners Fund,
  L.P.(1)...................     62,433          57.2%           --              --          1,753,443               6.0%
  103 Springer Building
  3411 Silverside Road
  Wilmington, Delaware 19810
Questor Side-by-Side
  Partners, L.P.(1).........      4,479           4.1%           --              --            125,793                 *
  103 Springer Building
  3411 Silverside Road
  Wilmington, Delaware 19810
Madison Dearborn Capital
  Partners, L.P.(2).........     24,600          22.6%           --              --            690,896               2.4%
  Three First National Plaza
    Suite 3800
  Chicago, Illinois 60602
ALL DIRECTORS AND NAMED
  EXECUTIVE OFFICERS:
Jay Alix....................     66,912(1)       61.3%            0               0          1,879,237               6.4%
Alfred A. Piergallini.......          0             0           100            10.2%             2,809                 *
Thomas R. Reusche...........     24,600(4)       22.6%            0               0            690,896               2.4%
Ronald A. Rittenmeyer.......          0             0             0               0                  0                 0
Wallace L. Rueckel..........          0             0             0               0                  0                 0
Edward L. Scarff............     66,912(1)       61.3%            0               0          1,879,237               6.4%
J. William Schutzenhofer....          0             0             0               0                  0                 0
Gerald R. Riordan...........          0             0             0               0                  0                 0

                                     RYDER CLASS A                 RYDER CLASS C
                                     COMMON STOCK                  COMMON STOCK
                              ---------------------------   ---------------------------   SHARES OF BUDGET
                               NUMBER OF      PERCENTAGE     NUMBER OF      PERCENTAGE        CLASS A        PERCENTAGE OF BUDGET
                                CLASS A       OF CLASS A      CLASS C       OF CLASS C      COMMON STOCK           CLASS A
                                 SHARES         SHARES         SHARES         SHARES        BENEFICIALLY         COMMON STOCK
                              BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY        OWNED          BENEFICIALLY OWNED
NAME                             OWNED          OWNED          OWNED          OWNED       AFTER MERGER(8)      AFTER MERGER(9)
----                          ------------   ------------   ------------   ------------   ----------------   --------------------
Stephen T.D. Dixon..........          0             0            59(5)          5.9%             6,881(10)             *
Deborah L. Riston...........          0             0           147(6)         14.4%            13,088(11)             *
David S. Russell............          0             0           146(7)         14.3%            13,340(12)             *
Michael A. Zawalski.........          0             0             0               0              7,021(13)             *
All directors and executive
  officers as a group (16 in
  number)...................     91,512(3)       83.9%          818            66.6%         2,655,583(14)           9.1%

---------------
  * less than 1%
 (1) Questor Principals, Inc. ("Questor Principals") is the general partner of
     (i) Questor General Partner, L.P., the general partner of Questor Partners, and (ii) Questor Side-by-Side. Questor Management Company ("Questor Management") has been appointed to act on behalf of the general partners of Questor Partners and Questor Side-by-Side with respect to matters relating to such partnerships. Questor Partners and Questor Side-by-Side together own beneficially 66.912 shares of Class A Common Stock, representing 61.3% of the outstanding shares of such stock. Jay Alix, Melvyn N. Klein, Dan W. Lufkin and Edward L. Scarff are the shareholders of each of Questor Principals and Questor Management, with the power, jointly, to direct the actions of such corporations, and may be deemed to share beneficial ownership of the shares owned by Questor Partners and Questor Side-by-Side by virtue of their status and rights as such shareholders, but each expressly disclaims beneficial ownership of such shares by reason of such status and rights.
 (2) Thomas R. Reusche, a director of the Company, is the designee of Madison Dearborn as a director of the Company.
 (3) Includes (i) the shares of Ryder Class A Common Stock owned by Questor Partners and Questor Side-by-Side, as to which Messrs. Alix and Scarff, directors of the Company, may be deemed to share beneficial ownership (see note (1)), and (ii) the shares of Ryder Class A Common Stock owned by Madison Dearborn, as to which Mr. Reusche, as the designee of Madison Dearborn as a director of the Company, may be deemed to have beneficial ownership, but Mr. Reusche expressly disclaims beneficial ownership of such shares by reason of such status.
 (4) Consists of the shares of Ryder Class A Common Stock owned by Madison Dearborn, as to which Mr. Reusche, as the designee of Madison Dearborn as a director of Ryder, may be deemed to have beneficial ownership, but Mr. Reusche expressly disclaims beneficial ownership of such shares by reason of such status.
 (5) Includes 29 shares of Ryder Class C Common Stock issuable upon the exercise of options exercisable within 60 days of March 15, 1998.
 (6) Includes 47 shares of Ryder Class C Common Stock issuable upon the exercise of options exercisable within 60 days of March 15, 1998.
 (7) Includes 46 shares of Ryder Class C Common Stock issuable upon the exercise of options exercisable within 60 days of March 15, 1998.
 (8) Assumes that the Maximum Merger Shares are issued in the Merger, and that the ownership of Ryder Common Stock by each person does not change after March 15, 1998 and prior to the Effective Time, except for the acquisition of shares of Ryder Common Stock upon exercise of options held by such person on March 15, 1998. Assumes that all outstanding options to purchase Ryder Common Stock that become exercisable in accordance with the terms of the Merger Agreement are exercised prior to the Effective Time. As of March 15, 1998, options to purchase a total of 4,418 shares of Ryder Common Stock were outstanding.
 (9) Assumes that 29,171,808 shares of Budget Class A Common Stock will be outstanding following the Effective Time, based on 25,565,862 shares of Class A Common Stock currently outstanding plus the Maximum Merger Shares.
(10) Assumes, for purposes of determining the number of shares of Ryder Common Stock which will be owned by such person and converted into Budget Class A Common Stock at the Effective Time, that the options held by Mr. Dixon to acquire 215 shares of Ryder Class C Common Stock will, in accordance with the terms of the Merger Agreement, become fully exercisable prior to the Effective Time, and will be exercised prior to the Effective Time.
(11) Assumes, for purposes of determining the number of shares of Ryder Common Stock which will be owned by such person and converted into Budget Class A Common Stock at the Effective Time, that the options held by Ms. Riston to acquire 366 shares of Ryder Class C Common Stock will, in accordance with the terms of the Merger Agreement, become fully exercisable prior to the Effective Time, and will be exercised prior to the Effective Time.
(12) Assumes, for purposes of determining the number of shares of Ryder Common Stock which will be owned by such person and converted into Budget Class A Common Stock at the Effective Time, that the options held by Mr. Russell to acquire 375 shares of Ryder Class C Common Stock will, in accordance with the terms of the Merger Agreement, become fully exercisable prior to the Effective Time, and will be exercised prior to the Effective Time.
(13) Assumes, for purposes of determining the number of shares of Ryder Common Stock which will be owned by such person and converted into Budget Class A Common Stock at the Effective Time, that the options held by Mr. Zawalski to acquire 250 shares of Ryder Class C Common Stock will, in accordance with the terms of the Merger Agreement, become fully exercisable prior to the Effective Time, and will be exercised prior to the Effective Time.
(14) Assumes, for purposes of determining the number of shares of Ryder Common Stock which will be owned by such person and converted into Budget Class A Common Stock at the Effective Time, that the options held by such officers and directors to acquire 2,460 shares of Ryder Class C Common Stock will, in accordance with the terms of the Merger Agreement, become fully exercisable prior to the Effective Time, and will be exercised prior to the Effective Time.

     Each of Societe Generale and Chase Equity, an affiliate of Chase, owns 5,345 shares of Ryder Class A Common Stock (each representing 4.9% of the outstanding Ryder Class A Common Stock). Societe Generale also owns 9,415 shares of Ryder Class B Common Stock and Chase Equity also owns 4,495 shares of Ryder Class B Common Stock.

SHAREHOLDERS' AGREEMENT

     In connection with its formation and the Ryder Acquisition, Ryder entered into a Shareholders' Agreement (the "Shareholders Agreement") with all of the holders of Ryder Class A Common Stock and Ryder Class B Common Stock (collectively, the "Shareholders"). The Shareholders Agreement contains certain restrictions on transfers of Ryder Common Stock and provisions under which Shareholders may sell Ryder Common Stock or require other Shareholders to sell Ryder Common Stock or under which Ryder may acquire Ryder Common Stock from Shareholders. The Shareholders Agreement provides that, upon certain issuances by Ryder of equity securities to any of the initial Shareholders (or their permitted transferees), Shareholders will have rights to maintain their percentage equity interests in Ryder's capital stock by purchasing a portion of such equity securities.

     Pursuant to the Shareholders Agreement, each of the Shareholders agrees to vote its shares of Ryder Common Stock so that the Ryder Board will consist of one director appointed by Madison Dearborn and as many other directors as shall be appointed by Questor.

     Subject to certain conditions, the Shareholders will have certain demand and "piggyback" rights to have their shares of Ryder Common Stock registered under the Securities Act. Ryder has agreed to pay the costs and expenses associated with any such registration, except for discounts and commissions.

     The Shareholders Agreement will expire on the earlier to occur of the closing of the underwritten initial public offering of Ryder Common Stock and October 17, 2006. The Shareholders Agreement will also terminate upon consummation of the Merger.

OFFERING OF STOCK AND OPTIONS TO MANAGEMENT OF RYDER

     During 1997, Ryder sold 1,640 shares of Ryder Class C Common Stock to certain management employees, a Director and a consultant for $1,000 per share (being the price paid by all existing shareholders for Ryder Class A Common Stock and Ryder Class B Common Stock issued in connection with the Ryder Acquisition). Of these, 500 shares were redeemed in accordance with the provisions of the subscription agreement. In addition, certain management employees and the Director received options to purchase, for the same price, a total of 5,780 shares of Ryder Class C Common Stock. As of December 31, 1997, 4,487 of these options remained outstanding.

     The agreement under which these shares were issued to the employees contains provisions requiring Ryder to repurchase the shares (and any other shares of Ryder Class C Common Stock acquired by the employees), and the employee to sell, at fair market value in the case of an employee's death and, depending on the circumstances, either fair market or book value in the case of an employee's retirement or termination of employment. The agreement under which 200 shares were issued to the Director and the consultant do not contain provisions requiring Ryder to repurchase the shares. The holders of the shares have certain other rights, including rights to participate in certain issuances of shares of capital stock to affiliates of Ryder, the right to sell shares in certain sales by Questor of its own shares of Ryder Common Stock and the right to participate in certain other specified transactions. The agreements provide further that it would be a condition of an initial public offering of Ryder Common Stock that the Ryder Certificate be amended to provide for the conversion of Ryder Class C Common Stock into Ryder Common Stock of the class held by Questor. The agreement would terminate (except with respect to options granted thereunder) in the event of an initial public offering.

                        DIRECTORS AND EXECUTIVE OFFICERS
                              FOLLOWING THE MERGER

     The following information is presented with respect to individuals other than current directors and executive officers of Budget who will serve as directors or executive officers of Budget effective as of the Effective Time. Pursuant to the Merger Agreement, Jay Alix, currently the Chairman of the Board and Chief Executive Officer of Ryder, will be nominated to serve as a director of Budget following the Merger.

DIRECTORS AND EXECUTIVE OFFICERS

NAME                                             AGE                   POSITION
----                                             ---                   --------
Jay Alix.......................................  42    Chairman of the Board and Chief Executive
                                                         Officer of Ryder

     Jay Alix has been the Chairman of the Board and Chief Executive Officer of Ryder since October, 1996. Mr. Alix has been a principal of Questor Principals and Questor Management since 1995 and has been President of Jay Alix & Associates, Inc. ("JA&A"), a turnaround management firm located in Southfield, Michigan, Chicago and New York City, since 1981. From 1992 to 1995, Mr. Alix and JA&A were retained by General Motors Corporation to direct the restructuring of its National Car Rental subsidiary, and during that period Mr. Alix was the Chief Executive Officer and a director of National Car Rental.

EXECUTIVE COMPENSATION

     Mr. Alix does not receive any compensation in his capacity as Chief Executive Officer of Ryder or in his capacity as a director. However, Mr. Alix is an affiliate of certain entities which receive fees from Ryder. See
"-- Certain Relationships and Related Transactions."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Management Agreement with Questor Management

     On October 17, 1996, the date of the Ryder Acquisition, Ryder entered into a Management and Consulting Agreement with Questor Management, pursuant to which Questor Management provides consulting, management and advisory services to Ryder, including services with respect to strategic planning, financial matters and operations. As compensation for such services, Questor Management is paid an annual management fee of $850,000 and costs and expenses incurred by Questor Management in providing such services. In consideration of services previously rendered by Madison Dearborn and in consideration of consulting, management, and advisory services relating to Ryder to be rendered at a reasonable level in the future at the request of Questor Management, Questor Management agreed to pay to Madison Dearborn 20% of the annual management fee paid to Questor Management. Ryder also agreed to indemnify Questor Management and its affiliates from liabilities and claims arising out of or in connection with the performance by Questor Management of such services, other than those resulting from the gross negligence or willful misconduct of Questor Management. This agreement will continue for so long as Questor Management or any affiliate thereof or affiliate of any such affiliate continues to hold any shares of Ryder Common Stock. The agreements provided for in this Management and Consulting Agreement constituted part of the agreement by affiliates of Questor Management for the capitalization of Ryder, and, as Ryder is controlled by such affiliates, may be deemed not to have been negotiated at arm's length.

     Agreement with Jay Alix & Associates, Inc. for Management Consulting
Services

     Ryder has entered into an agreement with JA&A (the "JA&A Agreement"), pursuant to which JA&A provides financial consulting services to Ryder in an effort to improve Ryder's operating performance. For such services, JA&A is paid on an hourly basis and is reimbursed for its out-of-pocket expenses. A $250,000 retainer that was paid by Ryder in connection with an earlier (now terminated) engagement with JA&A was applied as a retainer for the current JA&A Agreement. Pursuant to the JA&A Agreement, Ryder may pay JA&A a contingent success fee. The determination of whether to award such fee, and the amount, if any, thereof, is within the sole discretion of Ryder Board.

     Ryder agreed to indemnify JA&A and its principals, employees and agents from all claims and liabilities relating to or arising out of the engagement other than for actions taken or omitted to be taken by JA&A in bad faith. Ryder believes that the terms of the agreement are at least as favorable to it as those that could have been obtained from an unaffiliated third party.

     Other Transactions with Affiliates

     Ronald A. Rittenmeyer, Ryder's President and Chief Operating Officer, was a principal with JA&A from January 1997 until February 1998.

                                    EXPERTS

     The consolidated financial statements of Budget and its subsidiaries, as of and for each of the two years in the period ended December 31, 1997, included in Budget's Annual Report on Form 10-K dated December 31, 1997 and incorporated by reference in this Proxy Statement/Prospectus, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The supplemental consolidated balance sheets of Budget and its subsidiaries as of December 31, 1997 and 1996 and the related supplemental consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, after restatement for the 1998 pooling of interests with Cruise America, Inc., included in Budget's Current Report on Form 8-K filed on April 8, 1998 and incorporated by reference in this Proxy Statement/Prospectus, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto and incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements for the year ended December 31, 1995 appearing in Budget's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated by reference in this Proxy Statement/Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been incorporated herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of BRACC as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Ryder TRS, Inc. and Subsidiaries as of December 31, 1996 and 1997 and for the period from September 5, 1996 (date of inception) to December 31, 1996 and the year ended December 31, 1997, included in this Proxy Statement/Prospectus, have been included herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

     The combined financial statements of Ryder Consumer Truck Rental (a division of Ryder Truck Rental, Inc., a wholly-owned subsidiary of Ryder System, Inc.) as of December 31, 1995 and October 16, 1996, and for the year ended December 31, 1995 and the period from January 1, 1996 to October 16, 1996, included in this Proxy Statement/Prospectus, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included in this Proxy Statement/Prospectus in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Budget Class A Common Stock being registered under the Registration Statement of which this Proxy Statement/Prospectus forms a part will be passed upon for Budget by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with the Merger will be passed upon for Ryder by Willkie Farr & Gallagher, New York, New York and Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware.

                      WHERE YOU CAN FIND MORE INFORMATION

     Budget and Ryder are subject to the informational requirements of the Exchange Act and file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information that the companies file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Budget's and Ryder's SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the Commission at http://www.sec.gov. Shares of Budget Class A Common Stock are listed on the NYSE, and copies of documents filed with the Commission can be inspected and copied at the NYSE offices at 20 Broad Street, New York, New York 10005.

     Budget filed the Registration Statement to register with the Commission the Budget Class A Common Stock and Warrants to be issued to Ryder Stockholders in the Merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Budget, as well as being a proxy statement of Budget for the Budget Special Meeting and an information statement for Ryder Stockholders. As allowed by Commission rules, this Proxy Statement/Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement.

     The Commission allows Budget to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that Budget can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information contained directly in the Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that Budget has previously filed with the Commission. These documents contain important information about Budget and its financial condition.

BUDGET SEC FILINGS (FILE NO. 0-23962)

     (i) Budget's Annual Report on Form 10-K for the year ended December 31,
1997;

     (ii) Budget's Current Reports on Form 8-K filed on May 13, 1997, and April 8, 1998;

     (iii) Budget's Proxy Statement for its Annual Meeting of Stockholders to be held on April 23, 1998; and

     (iv) The description of the Budget Class A Common Stock included in Budget's Registration Statement on Form 8-A, dated April 15, 1997.

     Budget has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Budget, and Ryder has supplied all such information relating to Ryder.

     If you are a Budget Stockholder or a Ryder Stockholder you can obtain any of the above documents through Budget, the Commission or the Commission's Internet web site as described above. Documents incorporated by reference are available from Budget without charge, excluding all exhibits unless Budget has specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus. Budget Stockholders and Ryder Stockholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Budget at the following address:

                                  BUDGET GROUP, INC.
                                  Attention: Secretary
                                  4225 Naperville Road
                                  Lisle, IL 60532-3662
                                  (630) 955-1900

     If you would like to request documents from Budget, please do so by five business days prior to the date of the Budget Special Meeting to receive them before the Budget Special Meeting. If you request any incorporated documents from Budget, they will be mailed to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

                             STOCKHOLDER PROPOSALS

     The deadline for submission of stockholder proposals to be presented at the 1998 Annual Meeting of Stockholders of Budget was December 17, 1997. Any Budget Stockholder satisfying the Commission requirements and wishing to submit a proposal to be included in the Proxy Statement for the 1999 Annual Meeting of Stockholders should submit the proposal in writing to the General Counsel and Secretary, Budget Group, Inc., 125 Basin Street, Suite 210, Daytona Beach, Florida 32114. The Company must receive a proposal by November 22, 1998 in order to consider it for inclusion in the Proxy Statement for the 1999 Annual Meeting of Stockholders.

       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                              PAGE
                                                              ----
RYDER TRS, INC. AND SUBSIDIARIES
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................  F-3
Consolidated Statements of Operations for the period from
  September 5, 1996 (date of inception) to December 31, 1996 and the year ended December 31, 1997......................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the period from September 5, 1996 (date of inception)
  to December 31, 1996 and the year ended December 31,
  1997......................................................  F-5
Consolidated Statements of Cash Flows for the period from
  September 5, 1996 (date of inception) to December 31, 1996 and the year ended December 31, 1997......................  F-6
Notes to Consolidated Financial Statements..................  F-7
RYDER CONSUMER TRUCK RENTAL DIVISION
Independent Auditors' Report................................  F-17
Combined Balance Sheet at December 31, 1995.................  F-18
Combined Statement of Operations and Changes in Ryder
  Investment for the year ended December 31, 1995...........  F-19
Combined Statement of Cash Flows for the year ended December
  31, 1995..................................................  F-20
Notes to Combined Financial Statements......................  F-21
Independent Auditors' Report................................  F-29
Combined Balance Sheet at October 16, 1996..................  F-30
Combined Statement of Earnings and Changes in Ryder
  Investment for the period January 1, 1996 to October 16,
  1996......................................................  F-31
Combined Statement of Cash Flows for the period January 1,
  1996 to October 16, 1996..................................  F-32
Notes to Combined Financial Statements......................  F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
  Ryder TRS, Inc.

     We have audited the accompanying consolidated balance sheets of Ryder TRS, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the period from September 5, 1996 (date of inception) to December 31, 1996 and the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ryder TRS, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for the period from September 5, 1996 (date of inception) to December 31, 1996 and the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Denver, Colorado
March 5, 1998

                        RYDER TRS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1996        1997
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 17,507    $     --
  Restricted cash -- letters of credit......................        --       1,650
  Receivables...............................................    33,084      24,278
  Prepaid licenses, net.....................................     1,205       3,641
  Deferred income taxes.....................................     2,613       9,381
  Other current assets......................................     6,564       8,203
                                                              --------    --------
          Total current assets..............................    60,973      47,153
Restricted cash -- letter of credit and compensating
  balances..................................................        --       5,043
Revenue earning equipment and operating property and
  equipment, net............................................   491,054     460,696
Software development costs, net.............................    13,929      18,743
Intangible assets, net......................................    51,862      47,838
Deferred income taxes.......................................        --       3,954
                                                              --------    --------
          Total assets......................................  $617,818    $583,427
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Drafts payable............................................  $     --    $  6,324
  Accounts payable..........................................    11,499      32,528
  Payable to Ryder Truck Rental, Inc........................    16,783       3,888
  Accrued expenses..........................................    23,814      30,439
                                                              --------    --------
          Total current liabilities.........................    52,096      73,179
Commercial paper notes......................................        --     227,890
Senior subordinated notes...................................   168,900     168,015
Senior bank facilities......................................   271,719          --
Accrued expenses............................................     4,992      11,849
                                                              --------    --------
          Total liabilities.................................   497,707     480,933
                                                              --------    --------
Redeemable Class C Common Stock: 940 shares issued and
  outstanding...............................................        --         940
Commitments and contingencies (Note 17)
  Shareholders' equity: Common stock: $.01 par value,
     275,000 shares authorized, 109,090 Class A shares,
     13,910 Class B shares and 200 Class C shares (in 1997)
     issued and outstanding.................................         1           1
  Additional paid-in capital................................   122,999     123,208
  Accumulated deficit.......................................    (2,889)    (21,655)
                                                              --------    --------
          Total shareholders' equity........................   120,111     101,554
                                                              --------    --------
          Total liabilities and shareholders' equity........  $617,818    $583,427
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        RYDER TRS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              SEPTEMBER 5,
                                                              1996 (DATE OF       YEAR
                                                              INCEPTION) TO      ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              -------------   ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
Truck rental and related revenue............................    $103,011       $ 545,720
Operating expense...........................................      32,908         191,537
Selling, general and administrative expense.................      39,317         225,850
Depreciation expense (net of gains) and amortization........      21,222         112,171
                                                                --------       ---------
          Operating income..................................       9,564          16,162
Interest Expense............................................       9,159          39,178
                                                                --------       ---------
          Earnings (loss) before income taxes and
            extraordinary item..............................         405         (23,016)
Provision (benefit) for income tax..........................         156          (8,861)
                                                                --------       ---------
          Earnings (loss) before extraordinary item.........         249         (14,155)
Extraordinary loss on debt extinguishment, net of tax.......      (3,138)         (4,611)
                                                                --------       ---------
  Net loss..................................................    $ (2,889)      $ (18,766)
                                                                ========       =========
Basic and diluted amounts per common share:
  Earnings (loss) before extraordinary item.................    $   3.16       $ (114.09)
                                                                --------       ---------
  Extraordinary item, net of tax............................    $ (39.80)      $  (37.17)
                                                                ========       =========
  Net loss..................................................    $ (36.64)      $ (151.26)
                                                                ========       =========
Weighted average number of common shares....................      78,846         124,068

  The accompanying notes are an integral part of these consolidated financial statements.

                        RYDER TRS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          FOR THE YEAR ENDED DECEMBER 31, 1997 AND FOR THE PERIOD FROM
           SEPTEMBER 5, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996

                                                                         NON-REDEEMABLE
                                  CLASS A              CLASS B              CLASS C
                               COMMON STOCK          COMMON STOCK         COMMON STOCK      ADDITIONAL
                            -------------------   ------------------   ------------------    PAID-IN     ACCUMULATED
                            SHARES    PAR VALUE   SHARES   PAR VALUE   SHARES   PAR VALUE    CAPITAL       DEFICIT       TOTAL
                            -------   ---------   ------   ---------   ------   ---------   ----------   -----------    --------
                                                                  (DOLLARS IN THOUSANDS)
Balance at September 5,
  1996....................       --      $--           --     $--          --      $--       $     --      $     --     $     --
  (date of inception)
Initial capitalization....  109,090        1       13,910      --          --       --        122,999            --      123,000
Net loss..................       --       --           --      --          --       --             --        (2,889)      (2,889)
                            -------      ---       ------     ---       -----      ---       --------      --------     --------
Balance at December 31,
  1996....................  109,090        1       13,910      --          --       --        122,999        (2,889)     120,111
Shares issued.............       --       --           --      --         200       --            200            --          200
Class C Shares redeemed at
  book value..............       --       --           --      --          --       --              9            --            9
Net loss..................       --       --           --      --          --       --             --       (18,766)     (18,766)
                            -------       --       ------     ---       -----       --       --------      --------     --------
Balance at December 31,
  1997....................  109,090      $ 1       13,910     $--         200      $--       $123,208      $(21,655)    $101,554
                            =======      ===       ======     ===       =====      ===       ========      ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        RYDER TRS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              SEPTEMBER 5,
                                                              1996 (DATE OF
                                                              INCEPTION) TO    YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              -------------   ------------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................    $  (2,889)     $ (18,766)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Write-off of deferred financing costs related to the
      extinguishment of debt................................        5,102          7,497
     Depreciation expense (net of gains) and amortization...       21,222        112,171
     Amortization of deferred financing costs...............          471          2,341
     Deferred income tax benefit............................       (2,077)       (11,747)
     Change in operating assets and liabilities, net of
      effects of acquisition in 1996:
       Accounts receivable..................................       (9,259)        (3,121)
       Prepaid expenses and other current assets............         (349)        (3,995)
       Accounts payable and accrued expenses................       28,064         31,643
       Payable to Ryder Truck Rental, Inc., net.............        5,966         (9,037)
                                                                ---------      ---------
          Net cash provided by operating activities.........       46,251        106,986
                                                                ---------      ---------
Cash flows from investing activities:
  Cash paid for acquisition.................................     (582,703)            --
  Purchase price refund receivable from Ryder Truck Rental,
     Inc....................................................       (6,082)         5,429
  Capital expenditures......................................       (1,955)      (129,385)
  Proceeds from sales of revenues earning equipment.........        3,950         52,290
                                                                ---------      ---------
          Net cash used in investing activities.............     (586,790)       (71,666)
                                                                ---------      ---------
Cash flows from financing activities:
  Net borrowing under commercial paper notes................           --        233,145
  Borrowing under senior bank facilities....................      381,000             --
  Payment on senior bank facilities.........................     (100,000)      (281,000)
  Borrowing under senior subordinated notes.................      175,000             --
  Borrowing under senior subordinated credit facility.......      100,000             --
  Payment on senior subordinated credit facility............     (100,000)            --
  Drafts payable............................................           --          6,324
  Capital contributions.....................................      123,000             --
  Deferred financing costs..................................      (20,954)        (5,752)
  Change in restricted cash.................................           --         (6,693)
  Issuance of Class C common stock..........................           --          1,640
  Redemption of Class C common stock........................           --           (491)
                                                                ---------      ---------
          Net cash provided by (used in) financing
            activities......................................      558,046        (52,827)
                                                                ---------      ---------
          Increase (decrease) in cash and cash
            equivalents.....................................       17,507        (17,507)
Cash and cash equivalents at beginning of period............           --         17,507
                                                                ---------      ---------
Cash and cash equivalents at end of period..................    $  17,507      $      --
                                                                =========      =========
Supplemental disclosures:
  Cash paid for:
     Interest...............................................    $   3,398      $  41,005
                                                                =========      =========
     Income taxes...........................................    $      --      $     783
                                                                =========      =========
  Non-cash item:
     Purchase adjustments increasing assets acquired and
      liabilities assumed...................................    $      --      $   2,868
                                                                =========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        RYDER TRS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS

     Ryder TRS, Inc. ("TRS") was incorporated on September 5, 1996 for the purpose of consummating the transactions that are more fully described in Note 3 below. TRS (together with its subsidiaries, "Ryder") is a provider of truck rentals and related moving supplies and services to the consumer and light commercial markets in the United States. Ryder rents trucks, towing equipment and accessory equipment, and sells liability-limiting products and moving supplies to consumers and commercial customers through a nationwide network that approximated 3,900 dealers at December 31, 1997.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Consolidation. The accompanying financial statements include the operations, assets and liabilities of TRS and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and Cash Equivalents. All highly liquid investments with maturities of three months or less when purchased are cash equivalents. Cash which is restricted as to its use is segregated on Ryder's balance sheet and is excluded from cash and cash equivalents.

     Revenue Recognition. Truck rental and related revenue is recognized as earned.

     Prepaid Licenses. Vehicle licensing fees are deferred when paid and amortized to expense over the period to which the fees relate.

     Advertising Costs. Yellow Page directory costs are deferred when paid and amortized over the period the directories are effective, which is typically 12 months. Unamortized prepaid Yellow Page directory costs were $5.4 million and $5.8 million at December 31, 1996 and 1997, respectively. Ryder expenses the production costs of advertising as incurred. The cost of air time and print space for media advertising is expensed when used. Total advertising expense was $3.2 million for the period from September 5, 1996 to December 31, 1996, and $31.3 million for the year ended December 31, 1997.

     Revenue Earning Equipment and Operating Property and Equipment. Revenue earning equipment, principally rental trucks, and operating property and equipment that were acquired, pursuant to the transaction described in Note 3, recorded based on an allocation of purchase price to estimated fair value as of the acquisition date. Subsequent additions are stated at cost. Depreciation is computed using the straight-line method over lives as follows: (i) revenue earning equipment -- 1 to 8 years; (ii) office equipment and furniture -- 1 to 7 years; and (iii) transfer vehicles -- 1 to 4 years. Vehicle repairs and maintenance which do not extend the life or increase the value of the vehicle are expensed as incurred.

     Software Development Costs. Ryder capitalizes certain external and internal direct costs incurred in developing and obtaining internal use software. Costs are amortized over their expected useful lives, which is five years for most software projects. Software maintenance costs are amortized over the maintenance period. Software training costs are expensed as incurred. Accumulated amortization related to software development costs was $0.3 million and $2.8 million at December 31, 1996 and 1997, respectively.

     Deferred Financing Costs. Deferred financing costs relate to costs associated with the senior bank facilities, commercial paper notes, senior subordinated loan facility, and senior subordinated notes. These costs are presented in the balance sheet as offsets to the related debt and are amortized to interest expense over the expected terms of the related debt.

                        RYDER TRS, INC. AND SUBSIDIARIES

     Intangible Assets. Intangible assets represent costs allocated to the tradename and the dealer network acquired with Ryder. The cost of the tradename is being amortized on a straight-line basis over the ten-year term of the Trademark License Agreement with Ryder Truck Rental, Inc. The cost of the dealer network is being amortized on a straight-line basis over a fifteen-year period.

     Income Taxes. Deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. Deferred tax balances will be adjusted for tax law changes in periods that include the enactment date of any tax rate or law changes. No impairment reserve was considered necessary at December 31, 1996 and 1997.

     Impairment of Long-lived Assets. The carrying value of long-lived assets is reviewed when events or changes in circumstances indicate the value may not be recoverable from projected undiscounted future cash flows. No impairment reserve was considered necessary at December 31, 1997.

     Basic and Diluted Per Common Share Amounts. Basic and diluted amounts per common share are based on the weighted average number of common shares outstanding during the period. Outstanding options for Class C Common Stock (Note 16) were not included in the computation of diluted earnings per share, because to do so would have been anti-dilutive. These could potentially dilute EPS in the future.

     Reclassifications. Certain reclassifications have been made to the 1996 financial statements to conform to current year presentation.

     Impact of Recent Accounting Pronouncements. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income" in June 1997. This statement, which is required to be adopted in the first quarter of 1998, establishes standards for reporting comprehensive income and its components. This statement is not expected to have a material effect on Ryder's financial statements.

     The FASB also issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in June 1997. This statement, which is required to be adopted in the first quarter of 1998, establishes standards for the way that public companies report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. This statement is not expected to have a material effect on Ryder's financial statements.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement addresses costs that are capitalizable, costs that must be expensed, and provides guidance on amortization periods for internal use software. Ryder's existing accounting policy for software development costs is in conformity with the provisions of this SOP. As such, Ryder adopted this statement in the fourth quarter of 1997, resulting in no financial statement impact.

3.  ACQUISITION OF THE RYDER CONSUMER TRUCK RENTAL BUSINESS

     On October 17, 1996, pursuant to an Asset and Stock Purchase Agreement, Ryder acquired from Ryder Truck Rental, Inc., a subsidiary of Ryder System, Inc. (collectively, the "Seller"), substantially all the assets and assumed certain of the liabilities of the Seller's Consumer Truck Rental division (the "Business"). The aggregate adjusted cash purchase price was approximately $573.3 million, which is net of $6.0 million subsequently refunded to Ryder. In addition, Ryder paid approximately $9.4 million of fees and expenses that were capitalized as part of the acquisition cost (see Note 4). The acquisition of the Business has been accounted for as a purchase and, accordingly, its results of operations are included in the consolidated financial statements since the date of acquisition.

                        RYDER TRS, INC. AND SUBSIDIARIES

     Financing for the acquisition and $14.8 million of deferred financing costs consisted of (i) $123.0 million of equity capital through the issuance of 109,090 shares of Class A Common Stock and 13,910 shares of Class B Common Stock; (ii) $350.0 million of term loans and $31.0 million of revolving loans borrowed under a $500.0 million senior secured credit facility with certain banks (the "Senior Bank Facilities"); and (iii) $100.0 million of loans borrowed under a senior subordinated loan facility (see Notes 11 and 12).

     The purchase price has been allocated to assets acquired and liabilities assumed based on fair market value at the date of acquisition. The resulting book value of assets acquired and liabilities assumed is summarized as follows (in thousands):

Revenue earning equipment and operating property and
  equipment.................................................  $522,556
Software development costs..................................    13,915
Prepaid expenses and other current assets...................     8,106
Dealer network and tradename................................    52,700
Accounts payable and accrued liabilities....................   (14,574)
          Total.............................................  $582,703

     The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the Business had occurred as of January 1, 1996. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future (in thousands):

                                                               PRO FORMA YEAR
                                                             ENDED DECEMBER 31,
                                                              1996 (UNAUDITED)
                                                             ------------------
Truck rental and related revenue...........................       $542,790
Operating income...........................................         32,285
Net loss...................................................         (8,005)

4.  TRANSACTIONS WITH AFFILIATED PARTIES

     In conjunction with the acquisition, Ryder paid and capitalized merger and acquisition fees totaling $8.0 million to certain shareholders or their affiliates for services relating to the acquisition. Additionally, Ryder entered into a Management and Consulting Agreement with an affiliate of one of Ryder's shareholders providing for annual compensation of $850,000, subject to certain conditions, for a period that will continue for as long as the shareholder or certain affiliates of the shareholder hold any shares of Common Stock of Ryder. Ryder also entered into an agreement for certain advisory services with another affiliate of one of the shareholders which can be terminated by either party at any time. During the period from September 5, 1996 through December 31, 1996, and the year ended December 31, 1997, the amounts charged to earnings with respect to this agreement were approximately $.8 million and $4.3 million, respectively.

5.  RESTRICTED CASH

     Under terms of the commercial paper notes (see Note 10), Ryder is required to maintain on deposit compensating balances equal to 2% of the outstanding face amount of the commercial paper notes. Ryder invests in investment-grade quality commercial paper, restricted as to use, as collateral under certain current and noncurrent letter of credit arrangements.

                        RYDER TRS, INC. AND SUBSIDIARIES

6.  REVENUE EARNING EQUIPMENT AND OPERATING PROPERTY AND EQUIPMENT

     Revenue earning equipment and operating property and equipment consisted of the following as of December 31 (in thousands):

                                                                1996       1997
                                                              --------   --------
Trucks......................................................  $479,736   $517,879
Towing equipment and other..................................    14,786     15,982
Office equipment and furniture..............................    14,336     16,722
Transfer vehicles...........................................       397      1,158
                                                              --------   --------
                                                               509,255    551,741
Accumulated depreciation....................................   (18,201)   (91,045)
                                                              --------   --------
          Total.............................................  $491,054   $460,696
                                                              ========   ========

7.  ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following as of December 31 (in thousands):

                                                               1996      1997
                                                              -------   -------
Accounts receivable.........................................  $ 9,456   $15,004
Receivables from truck sales................................    6,926     5,047
Receivable from Ryder Truck Rental, Inc.....................   10,817     6,959
Purchase price adjustment from Seller.......................    6,190        --
                                                              -------   -------
                                                              $33,389   $27,010
Allowance for doubtful accounts.............................     (305)   (2,732)
                                                              -------   -------
          Total.............................................  $33,084   $24,278
                                                              =======   =======

8.  INTANGIBLE ASSETS

     Intangible assets consisted of the following as of December 31 (in thousands):

                                                               1996      1997
                                                              -------   -------
Tradename...................................................  $15,300   $15,300
Dealer network..............................................   37,400    37,400
                                                              -------   -------
                                                               52,700    52,700
Accumulated amortization....................................     (838)   (4,862)
                                                              -------   -------
          Total.............................................  $51,862   $47,838
                                                              =======   =======

                        RYDER TRS, INC. AND SUBSIDIARIES

9.  ACCRUED EXPENSES

     Accrued expenses consisted of the following as of December 31 (in thousands):

                                                               1996       1997
                                                              -------   --------
Auto and general liability reserves.........................  $ 4,789   $ 20,784
Dealer commissions..........................................    6,930      7,143
Employee related accruals...................................    1,640      4,654
Accrued purchase costs......................................    6,000      4,347
Interest....................................................    5,291      1,872
Other.......................................................    4,156      3,488
                                                              -------   --------
          Total.............................................   28,806     42,288
Non-current portion.........................................   (4,992)   (11,849)
                                                              -------   --------
          Current portion...................................  $23,814   $ 30,439
                                                              =======   ========

10. COMMERCIAL PAPER NOTES

     During 1997, Ryder's special purpose subsidiary, FCTR, Inc. ("Finco"), entered into a commercial paper program that permits the issuance of up to $450.0 million in commercial paper notes, subject to borrowing base availability provided by the RCTR truck fleet. A liquidity facility (the "Facility") provides committed liquidity support for a period of 364 days renewable at the option of the lenders. Any advances under the Facility that are outstanding on the termination date of a liquidity lender's commitment will not mature for eighteen months after such termination date. Accordingly, any amounts outstanding under the program or advances outstanding under the Facility are classified as long-term debt. RCTR, Inc., a wholly-owned special purpose subsidiary of Ryder ("Leasco"), and Finco each have their own separate creditors which, upon the liquidation of either subsidiary, will be entitled to be satisfied out of the assets of Leasco or Finco, respectively, prior to any value in either of the subsidiaries becoming available to Ryder. Finco's obligations are collateralized by (i) its rights to receive payments under a loan agreement with Leasco, (ii) any of Finco's cash and eligible investments, (iii) an assignment of Leasco's rights under the lease agreement with Ryder (including the rights to receive payments thereunder), and (iv) the vehicles in Leasco's fleet.

     In conjunction with the commercial paper program, TRS entered into an agreement pursuant to which TRS has established a five-year, $40.0 million secured revolving credit facility. Ryder has also entered into a $50.0 million facility for the issuance of cash collateralized letters of credit. No amounts were outstanding at December 31, 1997 under either of these facilities. Commitment fees for these facilities are based on 0.05% of the unused portion.

     Commercial Paper Notes and related agreements consisted of the following as of December 31, 1997 (in thousands):

Commercial Paper Notes......................................  $233,145
Deferred financing costs and unamortized discounts..........    (5,255)
                                                              --------
          Total.............................................  $227,890
                                                              ========

     The outstanding commercial paper notes reported at December 31, 1997 are net of $19.1 million which is held for the benefit of another party by a member of the consolidated group.

     All of the aforementioned agreements contain certain covenants and restrictions, including, among other things, restrictions on the payment of the dividends and the incurrence of additional indebtedness. In addition, under these agreements, Ryder is required to comply with specified financial ratios and tests. As of December 31, 1997, Ryder was in compliance with such covenants.

                        RYDER TRS, INC. AND SUBSIDIARIES

     The carrying value of the commercial paper notes approximates its fair value. The effective interest rate of Commercial Paper Notes for the period they were outstanding during 1997 ranged from 5.58% to 6.20%.

11.  SENIOR SUBORDINATED NOTES

     During 1996, Ryder issued $175.0 million of 10% Senior Subordinated Notes (the "Notes") due December 1, 2006 with interest payable semiannually commencing June 1, 1997. The Senior Subordinated Notes consisted of the following as of December 31 (in thousands):

                                                                1996       1997
                                                              --------   --------
Senior Subordinated Notes...................................  $175,000   $175,000
Deferred financing costs....................................    (6,100)    (6,985)
                                                              --------   --------
          Total.............................................  $168,900   $168,015
                                                              ========   ========

     The 10% Notes are uncollateralized obligations of Ryder, are not redeemable prior to December 1, 2001 except as discussed below, and are redeemable at the option of Ryder, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount), if redeemed during the 12 month period commencing on December 1 of the years set forth below:

                                                              REDEMPTION
PERIOD                                                          PRICE
------                                                        ----------
2001........................................................   105.000%
2002........................................................   103.333%
2003........................................................   101.667%
2004 and thereafter.........................................   100.000%

     Prior to December 2, 1999, Ryder may also redeem up to 33.3% of the original principal amount with proceeds of one or more public offerings at a redemption price of 110%. In addition, upon the occurrence of a change of control, the Notes may also be redeemed at the option of Ryder, upon the payment of an applicable premium. If a change of control occurs on or after December 1, 2001, each holder of the Notes may require Ryder to repurchase all or a portion of such holder's Notes at a purchase price equal to 101% of the principal amount thereof. The terms of the Notes include restrictions on additional indebtedness, asset sales, dividends, mergers and transactions with affiliates.

     The net proceeds from the issuance of the Notes were used to refinance the then existing $100.0 million senior subordinated loan facility and $69.0 million of the term facility. During 1996, and in connection with the refinancing, Ryder recognized an extraordinary loss of $3.1 million, net of related income tax benefit of $2.0 million, from the extinguishment.

     The carrying value of the Notes approximates its fair amount as of December 31, 1997 and 1996.

12.  SENIOR BANK FACILITIES

     Senior Bank Facilities consisted of the following as of December 31 (in thousands):

                                                                1996     1997
                                                              --------   ----
$350.0 million Term Facility................................  $281,000    $--
Deferred financing costs....................................    (9,281)    --
                                                              --------     --
          Total.............................................  $271,719    $--
                                                              ========    ==

     The Senior Bank Facilities consisted of a $350.0 million term facility (the "Term Facility") and a $150.0 million revolving credit facility (the "Revolving Credit Facility"), of which $50.0 million was available for letters of credit. At December 31, 1996, no amount was outstanding under the Revolving Credit Facility.

                        RYDER TRS, INC. AND SUBSIDIARIES

During 1997, Ryder recognized an extraordinary loss of $4.6 million, net of related income tax benefit of $2.9 million, from the extinguishment of debt associated with the refinancing of amounts outstanding under the Senior Bank Facilities.

13.  INCOME TAXES

     Income tax provision (benefit) included the following components (in thousands):

                                                              SEPTEMBER 5,
                                                              1996 (DATE OF
                                                              INCEPTION) TO    YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              -------------   ------------
Current tax:
  Federal...................................................      $ 224         $    --
  State.....................................................         45              --
                                                                  -----         -------
                                                                    269              --
                                                                  -----         -------
Deferred tax:
  Federal...................................................        (92)         (7,758)
  State.....................................................        (21)         (1,103)
                                                                  -----         -------
                                                                   (113)         (8,861)
                                                                  -----         -------
Income tax expense (benefit)................................      $ 156         $(8,861)
                                                                  =====         =======

     A reconciliation of the Federal statutory tax rate with the effective tax rate (benefit) rate as a percentage of pretax earnings or loss is as follows:

                                                              1996   1997
                                                              ----   -----
Statutory tax rate..........................................  34.0%  (34.0)%
State income taxes, net of Federal income tax benefit.......   4.8    (4.8)
Other.......................................................  (0.3)    0.3
                                                              ----   -----
Effective tax rate (benefit)................................  38.5%  (38.5)%
                                                              ====   =====

     The components of the net deferred income tax accounts as of December 31 were as follows (in thousands):

                                                               1996       1997
                                                              -------   --------
Deferred income tax assets:
  Accrued self-insurance....................................  $ 1,980   $  8,074
  Net operating loss carryforward...........................    2,087     50,969
  Alternative minimum tax credit carryforward...............      269         --
  Miscellaneous other accruals..............................      364      1,307
                                                              -------   --------
                                                                4,700     60,350
                                                              -------   --------
Deferred income tax liabilities:
  Property and equipment basis differences..................   (2,506)   (47,015)
  Other items...............................................     (117)        --
                                                              -------   --------
                                                               (2,623)   (47,015)
                                                              -------   --------
Net deferred income tax asset...............................  $ 2,077   $ 13,335
                                                              =======   ========

     At December 31, 1997, Ryder has net operating loss carryforwards of $131.2 million which will expire in 2011 and 2012 if not utilized. Based on current estimates of future earnings, the net deferred tax asset is

                        RYDER TRS, INC. AND SUBSIDIARIES
expected to be recovered within the next five to ten years. Therefore, Ryder has recorded no valuation allowance against its deferred tax assets as of December 31, 1996 and 1997.

14.  TRANSACTIONS WITH SELLER

     In connection with the acquisition of the Business, Ryder entered into various agreements with the Seller regarding dealer relationships, vehicle maintenance, facility leases, sales of used trucks, administrative services and management information systems support. The agreements generally specify periods of 60 to 90 days in which Ryder, or either party in some cases, must give notice to cease support for the functions. During the period from September 5, 1996 to December 31, 1996 and the year ended December 31, 1997, the amounts charged to earnings with respect to these agreements were approximately $17.0 million and $48.4 million, respectively.

15.  COMMON STOCK

     Ryder's Certificate of Incorporation authorizes 275,000 shares of Common Stock designating 225,000 shares as Class A Common Stock, 25,000 shares as Class B Common Stock and 25,000 shares as Class C Common Stock.

     The holders of the Class B Common Stock and Class C Common Stock have no voting rights except in certain limited circumstances. Class A Common Stock is convertible into the same number of shares of Class B Common Stock. Upon the occurrence of certain events, Class B Common Stock is convertible into the same number of shares of Class A Common Stock. Class C Common Stock is not convertible into Class A Common Stock or Class B Common Stock.

     Ryder and all of the holders of its Class A Common Stock and Class B Common Stock (collectively, the "Shareholders") are parties to a shareholders' agreement (the "Shareholders Agreement"). The Shareholders Agreement contains certain restrictions on transfers of Common Stock and provisions under which Shareholders may sell Common Stock or require other Shareholders to sell Common Stock or under which Ryder may acquire Common Stock from Shareholders. The Shareholders Agreement provides that, upon certain issuances by Ryder of equity securities to any of the initial Shareholders (or their permitted transferees), Shareholders will have rights to maintain their percentage equity interests in Ryder's capital stock by purchasing a portion of such equity securities.

16.  REDEEMABLE CLASS C COMMON STOCK

     During 1997, Ryder sold to certain management employees, a Director and a consultant, 1,640 shares of its Class C Common Stock for $1,000 per share. Redemptions of 500 shares of the Class C Common Stock occurred during 1997. During 1997, certain management employees and the Director received options to purchase, for the same price, a total of 5,780 additional shares.

     The agreement under which these shares were issued to the employees contains provisions requiring Ryder to repurchase the shares (and any other shares of the Class C Common Stock acquired by the employees), and the shareholder to sell, at fair market value in the case of an employee's death and, depending on the circumstances, either fair market or book value in the case of an employee's retirement or termination of employment. The agreement under which 200 shares were issued to the Director and the consultant do not contain provisions requiring Ryder to repurchase the shares. The holders of the shares have certain other rights, including rights to participate in certain issuances of shares of capital stock to affiliates of Ryder, and the right to sell shares if certain controlling shareholders sell any of their own shares of common stock in Ryder, and the right to participate in other specified transactions. The agreement further provides that it would be a condition of an initial public offering of Ryder's common stock that Ryder's Certificate of Incorporation be amended to provide for the conversion of Class C Common Stock into common stock.

                        RYDER TRS, INC. AND SUBSIDIARIES

     The options referred to above are exercisable for ten years (subject to certain provisions for earlier termination) limited to 20% of the shares covered thereby in 1998, and an additional 20% each year thereafter, through 2002. The options are generally non-transferable, and the right to exercise any unexercised portion thereof expires upon the occurrence of certain events.

     Ryder accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense for stock options granted to employees or directors under Ryder's stock option plans is generally measured as the difference between the estimated fair market value of Ryder's stock at the date of grant and the amount an employee must pay to acquire the stock. The options granted during 1997 were issued at an exercise price of $1,000, the estimated fair market value on the date of each grant.

Options outstanding as of December 31, 1996.................       --
Options granted.............................................    5,780
Options exercised...........................................       --
Options forfeited...........................................   (1,293)
                                                              -------
Options outstanding as of December 31, 1997.................   (4,487)
                                                              -------
Options exercisable as of December 31, 1997.................       --
Weighted average fair value per option granted during the
  year......................................................  $   144
Weighted average remaining contractual life in years........        9

     Ryder has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation expense been determined based on fair value of the options granted at their grant dates, consistent with the fair value approach prescribed by SFAS No. 123, Ryder's net loss and net loss per share for the year ended December 31, 1997 would have been reflected as the pro forma amounts indicated below:

                                                              AS REPORTED   PRO FORMA
                                                              -----------   ---------
Net loss (in thousands).....................................    $18,766      $18,940
Basic and diluted net loss per share........................    $151.26      $152.66

     The fair value of each option granted was estimated on the date of grant using a minimum value option-pricing model with the following assumptions: (i) expected life of five years, (ii) dividend yield of 0%, and (iii) forfeiture rate of 5%. The effects of applying SFAS No. 123 in providing pro forma disclosures are not likely to be representative of the effects on reported net income in future years.

17.  COMMITMENTS AND CONTINGENCIES

     Ryder leases facilities and office equipment under operating lease agreements. The consolidated statements of operations include rent expense of $0.6 million and $3.5 million for the period from September 5, 1996 (date of inception) to December 31, 1996, and the year ended December 31, 1997, respectively. Future annual minimum payments for facilities and office equipment leases in effect at December 31, 1997 are as follows (in thousands):

1998........................................................  $2,909
1999........................................................   2,108
2000........................................................   1,798
2001........................................................     988
2002........................................................     990
Thereafter..................................................   2,069

                        RYDER TRS, INC. AND SUBSIDIARIES

     Ryder has retained a portion of its risk under automobile and general liability insurance and other insurance programs for activities subsequent to the Acquisition. Coverage varies, but generally Ryder retains a significant portion of the per occurrence claims under $1 million. Ryder has excess liability insurance per occurrence for claims between $1 million and $100 million. The reserves for these claims are based on actuarial or other estimates. There can be no assurance that the estimates will not change as a result of limitations inherent in the estimation process.

     In the normal course of its business, Ryder has made various commitments to purchase vehicles over the next several months.

     Ryder is a party to various claims, legal actions and complaints arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the financial condition, liquidity or results of operations of Ryder.

18. PENDING MERGER

     On March 4, 1998, Ryder and Budget Group, Inc. ("Budget") announced the signing of a merger agreement under which Ryder is to be acquired by Budget and is to become a separate and wholly-owned subsidiary of Budget. Budget also operates Budget Car and Truck Rental. Under the merger agreement, Company shareholders will receive approximately $264 million comprised of $125 million of cash, $119 million of Budget Group Class A Common Stock and up to $20 million of contingent additional consideration. Subject to the receipt of all necessary governmental approvals, closing is expected to occur in the second quarter of 1998.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Ryder System, Inc.:

     We have audited the accompanying combined balance sheet of Ryder Consumer Truck Rental (a division of Ryder Truck Rental, Inc., a wholly-owned subsidiary of Ryder System, Inc.) as of December 31, 1995, and the related combined statements of operations and changes in Ryder investment and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Ryder Consumer Truck Rental as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Miami, Florida
September 23, 1996

                          RYDER CONSUMER TRUCK RENTAL

                             COMBINED BALANCE SHEET

                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
                                   ASSETS
Current Assets:
  Cash......................................................     $  2,610
  Receivables...............................................       35,780
  Tires in service..........................................       27,603
  Deferred income taxes.....................................        7,733
  Prepaid expenses and other current assets.................       10,451
                                                                 --------
          Total current assets..............................       84,177
Revenue earning equipment...................................      519,762
Operating property and equipment............................       21,409
Other assets................................................        4,469
                                                                 --------
          Total assets......................................     $629,817
                                                                 ========
                      LIABILITIES AND RYDER INVESTMENT
  Current liabilities:
  Accounts payable..........................................     $  6,737
  Accrued expenses and other liabilities....................       34,886
                                                                 --------
          Total current liabilities.........................       41,623
Deferred income taxes.......................................       70,175
Other non-current liabilities...............................       27,582
Investment by and advances from Ryder.......................      490,437
                                                                 --------
          Total liabilities and Ryder investment............     $629,817
                                                                 ========

            See accompanying notes to combined financial statements.

                          RYDER CONSUMER TRUCK RENTAL

        COMBINED STATEMENT OF OPERATIONS AND CHANGES IN RYDER INVESTMENT

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Truck rental and related revenue............................     $546,721
Operating expense...........................................      185,920
Selling, general and administrative expense.................      213,600
Depreciation expense, net of gains..........................      104,258
Interest expense............................................       29,663
Restructuring and other charges.............................        6,370
Miscellaneous expense, net..................................          324
                                                                 --------
                                                                  540,135
                                                                 --------
Earnings before income taxes................................        6,586
Provision for income taxes..................................        2,984
                                                                 --------
Net earnings................................................        3,602
                                                                 ========
Changes in Ryder Investment:
  Investment by and advances from Ryder at beginning of
     period.................................................     $412,058
  Net earnings..............................................        3,602
  Net change in investment by and advances from Ryder.......       74,777
                                                                 --------
  Investment by and advances from Ryder at end of period....     $490,437
                                                                 ========

            See accompanying notes to combined financial statements.

                          RYDER CONSUMER TRUCK RENTAL

                        COMBINED STATEMENT OF CASH FLOWS

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Cash flows from operating activities
  Net earnings..............................................     $  3,602
  Depreciation expense, net of gains........................      104,258
  Deferred income taxes.....................................        2,852
  Increase in receivables...................................       (9,169)
  Decrease in accounts payable..............................      (17,607)
  Decrease in accrued expenses and other liabilities........       (5,045)
  Decrease in other non-current liabilities.................       (1,393)
  Other, net................................................        1,835
                                                                 --------
          Net cash provided by operating activities.........       79,333
                                                                 --------
Cash flows from investing activities:
  Purchases of property and revenue earning equipment.......     (223,749)
  Sales of property and revenue earning equipment...........       72,410
  Other, net................................................       (1,992)
                                                                 --------
          Net cash used in investing activities.............     (153,331)
                                                                 --------
Cash flows from financing activities:
  Net increase in investments by and advances from Ryder....       74,777
                                                                 --------
          Net cash provided by financing activities.........       74,777
                                                                 --------
Increase in cash............................................          779
Cash at beginning of period.................................        1,831
                                                                 --------
Cash at end of period.......................................     $  2,610
                                                                 ========

            See accompanying notes to combined financial statements.

                          RYDER CONSUMER TRUCK RENTAL

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE 1 -- NATURE OF BUSINESS

     Ryder Consumer Truck Rental (the "Company") is a division of Ryder Truck Rental, Inc., a wholly-owned subsidiary of Ryder System, Inc. ("Ryder"). The Company consists of the U.S.-based consumer truck rental operations of Ryder and Ryder's wholly-owned subsidiary, Ryder Move Management, Inc. The Company is engaged in the domestic rental of trucks to do-it-yourself movers and "light commercial" customers, and the sale of related moving accessories and liability-limiting products. The Company, through Ryder Move Management, is also engaged in household goods relocation services for corporate employee relocation programs. The Company's truck rental distribution network consists of independent dealers and Ryder branch locations. Approximately 10% to 15% of Ryder's revenue is generated through Ryder branch locations. The Company's business is seasonal, with generally higher levels of demand during the summer months. As a result, the Company typically experiences greater profitability in the second half of the year compared with the first half.

NOTE 2 -- SALE OF COMPANY

     On September 19, 1996, Ryder Truck Rental, Inc. entered into a definitive agreement to sell substantially all the assets and certain liabilities of the Company to Questor Partners Fund, L.P. and certain other investors (collectively "Questor") for approximately $575 million. In addition, Ryder will give Questor a royalty-free license to use the Ryder trademark and color scheme, subject to certain restrictions, for a total of 10 years (with required modifications to the trademark after five years). Ryder and Questor have also entered into service agreements for various periods of time ranging from two to five years, with options for extensions after five years for certain of the agreements. Under the agreements, Ryder will continue to provide various services to the Company including vehicle maintenance, claims processing, management information systems and other administrative services. In addition, certain Ryder branch locations will continue to act as consumer truck rental dealers and Ryder will continue to assist in the disposition of the Company's used vehicles through its sales network. Rates agreed upon for the various services are considered reasonable based on market rates. The transaction is expected to be completed prior to the end of 1996.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying Combined Financial Statements are presented for periods prior to the date of the sale agreement utilizing the historical accounting practices followed by Ryder.

     Basis of Presentation. The accompanying Combined Financial Statements include the operations, assets and liabilities of the Company. The financial statements do not include assets and liabilities of Ryder not specifically identifiable to the Company. The financial information included herein is not necessarily indicative of the financial position and results of operations or cash flows that would have occurred had the Company been an independent stand-alone entity during the periods presented, nor is it necessarily indicative of future results of the Company.

     Receivables. Receivables consist primarily of trade receivables resulting from rental transactions and receivables from the sale of revenue earning equipment. Receivables are reduced by amounts considered by management to be uncollectible based on historical collection loss experience and review of the current status of existing receivables.

     Revenue Earning Equipment, Operating Property and Equipment and Depreciation. Revenue earning equipment, principally rental trucks, and operating property and equipment are stated at cost. Provision for depreciation is computed using the straight-line method on substantially all depreciable assets. Annual straight-line depreciation rates are 14% to 20% for revenue earning equipment, 13% to 25% for office equipment and furniture and 19% to 30% for transfer vehicles and company cars.

                          RYDER CONSUMER TRUCK RENTAL

     Gains on sales of revenue earning equipment, net of vehicle disposition costs, are reported as reductions of depreciation expense and totaled $21.9 million for the year ended December 31, 1995. Gains on operating property and equipment sales are reflected in miscellaneous expense, net.

     Tires in Service. The Company capitalizes the cost of tires as a component cost of the purchase of revenue earning equipment, and amortizes such tires cost to expense over the lives of the vehicles and equipment. The cost of replacement tires and tire repairs are expensed as incurred. For financial statement purposes, the estimated cost of tires in service are reclassified to current assets.

     Software Development Costs. Internal costs for development of internal use software are expensed as incurred. Incremental external costs for software development are capitalized and amortized over the expected useful lives of the software which range from four to five years. Other assets in the Combined Balance Sheet are comprised primarily of software development and purchased software costs.

     Advertising Costs. The Company expenses the production costs of advertising as incurred. The cost of air time and print space for media advertising is expensed when used. The cost of yellow page advertising is amortized over the life of the directory, primarily 12 months. Advertising expense was $30.3 million for the year ended December 31, 1995.

     Accrued Insurance and Loss Reserves. The Company participates in Ryder's overall risk management programs for auto and general liability, workers' compensation and other insurance programs. The primary risks to Ryder and the Company are associated with auto and general liability and Ryder retains losses for the exposure up to $1 million per occurrence. Ryder insures losses above $1 million with third party insurance companies.

     The Company has recorded insurance reserves for auto and general liability claims which reflect the Company's portion of the undiscounted estimated liabilities up to $500,000 per occurrence (plus allocated loss adjustment expense) and an estimate of claims incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, there can be no assurance that changes to management's estimates may not occur due to limitations inherent in the estimation process. Changes in the estimates of these reserves are charged or credited to income in the period determined. Amounts estimated to be paid within one year have been classified as accrued expenses with the remainder included in other non-current liabilities. For exposures from $500,000 to $1 million per occurrence, the Company is charged a premium based on the Company's loss experience and the related liability is retained by Ryder. Costs associated with insurance premiums to third party insurance companies for coverage in excess of $1 million are allocated by Ryder to the Company based on the Company's pro rata share of Ryder's revenue.

     Revenue Recognition. Truck rental and related revenue is recognized as earned.

     Income Taxes. The Company has been included in consolidated income tax filings of Ryder for Federal and state income tax purposes. However, the income tax provision included in the accompanying Combined Financial Statement has been determined as if the Company was an independent stand-alone entity filing separate income tax returns.

     Deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that currently would be in effect when the differences are expected to reverse. Deferred tax balances will be adjusted for tax law changes in periods that include the enactment date of such changes. See Note (9).

     Other Costs. Vehicle licensing fees are deferred when paid and amortized to income over the period to which the fees relate. Vehicle repairs and maintenance which do not extend the life or increase the value of the vehicle are expensed as incurred. Advertising and sales promotion costs are expensed as incurred.

                          RYDER CONSUMER TRUCK RENTAL

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 4 -- TRANSACTIONS WITH RYDER

     Certain Ryder branch locations provide vehicle repairs and maintenance services to the Company and also serve as consumer truck rental dealers. Rates charged to the Company for repairs and maintenance approximate rates charged to significant Ryder customers and reflect the cost of parts and the cost of labor plus a mark-up. Commission rates paid to Ryder for trucks rented through Ryder locations are based on revenue generated from the transactions and are generally consistent with those paid to independent dealers.

     The Company participates in Ryder's combined risk management programs for auto and general liability and Ryder processes claims related to auto and general liability and workers' compensation. The Company also participates in Ryder medical and dental, pension, postretirement and savings plans. See Notes
(3) and (10).

     Ryder provides various general and administrative services to the Company including information systems, treasury, legal, human resources, payroll, marketing, purchasing, accounting and others. Costs for these services are charged to the Company through Ryder's internal cost allocation methodologies which are designed to estimate the actual costs incurred by Ryder to render these services. In addition, general and administrative costs charged by Ryder include a corporate management fee, which is based on Ryder's equity and revenue levels. The Company also shares various facilities with Ryder for which it is charged an amount based on relative square footage which is intended to represent the Company's portion of occupancy costs including utilities, maintenance and other costs.

     The Company is charged by Ryder for vehicle disposition costs, including sales commissions, costs to prepare vehicles for sale and a per vehicle service fee.

     The Company's cash and financing needs are managed by Ryder. The accompanying Combined Balance Sheet does not include Ryder's general corporate debt, which is used to finance the operations of all of Ryder's business units. However, Ryder allocates its corporate interest expense to each business unit based upon a target debt to equity ratio. The composition of the investment by and advances from Ryder in the Combined Balance Sheets has been periodically adjusted to effect this target debt to equity ratio. Interest expense charged to the Company by Ryder is principally based upon the interest cost incurred by Ryder for certain of its indebtedness.

     Management believes that the method of allocating expenses is reasonable, and that the expense reflected in the financial statements would not be materially different if the Company operated as an independent stand-alone entity. However, if the Company operated as an independent stand-alone entity, actual expenses could differ from these amounts.

                          RYDER CONSUMER TRUCK RENTAL

     Amounts charged and allocated by Ryder to the Company for the above expense items are summarized in the following table:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Operating expense:
  Repairs and maintenance...................................     $57,378
  Auto and general liability costs..........................      26,464
Selling, general and administrative expense:
  General and administrative................................      20,136
  Commissions on truck rentals..............................      10,071
  Pension, postretirement and savings plans.................       1,078
  Other self insurance costs................................       1,326
  Occupancy.................................................         429
Depreciation expense, net of gains:
  Vehicle disposition costs.................................       6,970
Interest expense............................................      29,663

     The components of the investment by and advances from Ryder in the Combined Balance Sheet were as follows:

                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Interest-bearing advances from Ryder........................     $362,607
Ryder investment............................................      127,830
                                                                 --------
                                                                 $490,437
                                                                 ========

NOTE 5 -- RECEIVABLES

                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Trade accounts receivables..................................     $19,785
Receivables from vehicle sales..............................      14,575
Other receivables...........................................       1,934
                                                                 -------
                                                                  36,294
  Allowance for doubtful accounts...........................        (514)
                                                                 -------
                                                                 $35,780
                                                                 =======

     Bad debt expense totaled $1.0 million for the year ended December 31, 1995.

                          RYDER CONSUMER TRUCK RENTAL

NOTE 6 -- REVENUE EARNING EQUIPMENT

                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Rental trucks...............................................    $ 777,610
Towing and other equipment..................................       31,898
                                                                ---------
                                                                  809,508
          Accumulated depreciation..........................     (289,746)
                                                                ---------
                                                                $ 519,762
                                                                =========

NOTE 7 -- OPERATING PROPERTY AND EQUIPMENT

                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Office equipment and furniture..............................     $ 38,871
Transfer vehicles and company cars..........................        5,458
Other.......................................................           63
                                                                 --------
                                                                   44,392
          Accumulated depreciation..........................      (22,983)
                                                                 --------
                                                                 $ 21,409
                                                                 ========

NOTE 8 -- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Auto and general liability reserves.........................     $ 43,104
Dealer commissions..........................................        5,210
Advertising.................................................          818
Other self-insurance reserves...............................        2,264
Other accruals..............................................       11,072
                                                                 --------
                                                                   62,468
Non-current portion.........................................      (27,582)
                                                                 --------
Accrued expenses and other liabilities......................     $ 34,886
                                                                 ========

                          RYDER CONSUMER TRUCK RENTAL

NOTE 9 -- INCOME TAXES

     The provision for income taxes included the following components (in thousands):

                                                               DECEMBER 31,
                                                                   1995
                                                              --------------
                                                              (IN THOUSANDS)
Current tax expense:
  Federal...................................................      $   79
  State.....................................................          53
                                                                  ------
                                                                     132
Deferred tax expense:
  Federal...................................................       2,377
  State.....................................................         475
                                                                  ------
                                                                   2,852
                                                                  ------
Provision for income taxes..................................      $2,984
                                                                  ======

     A reconciliation of the Federal statutory tax rate with the effective tax rate follows:

                                                              % OF PRETAX INCOME
                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1995
                                                              ------------------
Statutory tax rate..........................................         35.0
State income taxes, net of Federal income tax benefit.......          5.3
Non-deductible items........................................          5.0
                                                                     ----
Effective tax rate..........................................         45.3
                                                                     ====

     Non-deductible items in the above table are comprised of meal and entertainment expenses and fines and penalties. As described in Notes (1) and
(3), the Company was a division of Ryder for the period presented in the accompanying Combined Financial Statements. The deferred tax assets and liabilities shown below have been determined as though the Company was a separate company and not part of Ryder's consolidated U.S. income tax returns. On the date of sale (see Note 2) deferred tax assets and liabilities will be subject to redetermination by the buyer. No tax attributes will carry over to the buyer from the Company or Ryder.

     The components of the net deferred income tax liability were as follows (in thousands):

                                                              DECEMBER 31,
                                                                  1995
                                                              ------------
Deferred income tax assets:
  Accrued self-insurance....................................    $ 18,428
  Alternative minimum taxes.................................       5,104
  Miscellaneous other accruals..............................       2,627
                                                                --------
                                                                  26,159
                                                                --------
Deferred income tax liabilities:
  Property and equipment basis differences..................     (86,264)
  Other items...............................................      (2,337)
                                                                --------
                                                                 (88,601)
                                                                --------
Net deferred income tax liability...........................    $(62,442)
                                                                ========

                          RYDER CONSUMER TRUCK RENTAL

     The Company had unused alternative minimum tax credits, for tax purposes, of $5.1 million at December 31, 1995 available to reduce future income tax liabilities. The alternative minimum tax credits may be carried forward indefinitely.

     On a separate return basis, no valuation allowance was deemed necessary for the periods presented.

NOTE 10 -- PENSION, POSTRETIREMENT AND SAVINGS PLANS

     Certain employees of the Company participate in a defined benefit pension plan sponsored by Ryder. This plan generally provides participants with benefits based on years of service and career-average compensation levels. Separate calculations of the components of net pension expense and funded status of the plan are not provided as such information is not maintained separately for employees of the Company. Pension expense allocated to the Company by Ryder (based on headcount) totaled $700,000 for the year ended December 31, 1995. As part of the agreement for the sale of the Company, employees of the Company participating in the plan will be treated as terminated and vested at the date of sale and Ryder will retain both the plan assets and liabilities attributable to such employees.

     Employees of the Company take part in certain non-funded plans sponsored by Ryder which provide retired employees with certain health care and life insurance benefits. Substantially all employees of the Company are eligible for these benefits. Health care benefits for Ryder's principal plan are generally provided to qualified retirees under age 65 and eligible dependents. Generally, this plan requires qualified early retirees to make contributions which vary based on years of service and include provisions which cap company contributions. The Company's portion of the actuarially determined costs related to these plans was $106,000 for the year ended December 31, 1995.

     Ryder also maintains defined contribution savings plans that cover substantially all eligible employees. Contributions to the plans include employee contributions and contributions made by Ryder under a matching program. Defined contribution expense totaled $272,000 for the year ended December 31, 1995. Upon sale of the Company, employees of the Company will become fully vested in the plan and Ryder will transfer their account balances to a successor plan at a later date.

     Management believes that the method of allocating expenses for the above plans is reasonable, and that the expense reflected in the financial statements would not be materially different if the Company operated as an independent stand-alone entity. However, if the Company operated as an independent stand-alone entity, actual expenses could differ from these amounts.

NOTE 11 -- RESTRUCTURING AND OTHER CHARGES

     In the third quarter of 1995, the Company consolidated its twenty administrative locations into two central locations. As a result, the Company incurred restructuring charges totaling $3.1 million in 1995 for lease termination ($.9 million) and employee related costs ($2.2 million), of which $2.8 million remained accrued at December 31, 1995. Approximately 170 employees were affected by the restructuring actions. In addition, the Company incurred employee relocation costs of $3.3 million in 1995 related to these actions.

                          RYDER CONSUMER TRUCK RENTAL

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     The Company leases facilities, office equipment and revenue earning equipment (in 1995) under operating lease agreements. The Company also shares various facilities with Ryder. For the year ended December 31, 1995, rent expense totaled $5.1 million. The Company had no lease commitments for revenue earning equipment at December 31, 1995. Future minimum payments for facilities and office equipment leases in effect at December 31, 1995 are as follows (in thousands):

TWELVE MONTHS ENDED:
December 31, 1996...........................................  $2,536
December 31, 1997...........................................   2,015
December 31, 1998...........................................   1,672
December 31, 1999...........................................     874
December 31, 2000...........................................     819
Thereafter..................................................   1,104
                                                              ------
                                                              $9,020
                                                              ======

     At December 31, 1995, the Company had commitments totaling $3.9 million related to the completion of the Company's Customer Reservation and Customer Service project which was in progress at December 31, 1995 and is expected to be completed in 1997.

     Ryder is a party to various claims, legal actions and complaints arising in the ordinary course of business which relate to operations of the Company. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company. In addition, the Company has no environmental liabilities or contingencies which management believes will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
  Ryder System, Inc.:

     We have audited the accompanying combined balance sheet of Ryder Consumer Truck Rental (a division of Ryder Truck Rental, Inc., a wholly-owned subsidiary of Ryder System, Inc.) as of October 16, 1996, and the related combined statements of earnings and changes in Ryder investment and cash flows for the period January 1, 1996 through October 16, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Ryder Consumer Truck Rental as of October 16, 1996, and the results of its operations and its cash flows for the period January 1, 1996 through October 16, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Miami, Florida
December 20, 1996

                          RYDER CONSUMER TRUCK RENTAL

                             COMBINED BALANCE SHEET

                                                               OCTOBER 16,
                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS)
                                   ASSETS
Current assets:
  Cash......................................................     $  6,321
  Receivables...............................................       18,109
  Tires in service..........................................       24,543
  Deferred income taxes.....................................        6,186
  Prepaid expenses and other current assets.................       13,168
                                                                 --------
          Total current assets..............................       68,327
Revenue earning equipment...................................      466,118
Operating property and equipment............................       15,149
Other assets................................................        5,673
                                                                 --------
          Total assets......................................     $555,267
                                                                 ========

                      LIABILITIES AND RYDER INVESTMENT
Current liabilities:
  Accounts payable..........................................     $ 11,931
  Accrued expenses and other liabilities....................       31,390
                                                                 --------
          Total current liabilities.........................       43,321
Deferred income taxes.......................................       76,443
Other non-current liabilities...............................       26,943
Investment by and advances from Ryder.......................      408,560
                                                                 --------
          Total liabilities and Ryder investment............     $555,267
                                                                 ========

            See accompanying notes to combined financial statements.

                          RYDER CONSUMER TRUCK RENTAL

         COMBINED STATEMENT OF EARNINGS AND CHANGES IN RYDER INVESTMENT

                                                                JANUARY 1-
                                                               OCTOBER 16,
                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS)
Truck rental and related revenue............................     $439,779
Operating expense...........................................      155,264
Selling, general and administrative expense.................      166,568
Depreciation expense, not of gains..........................       84,949
Interest expense............................................       20,291
Restructuring and other charges.............................        1,891
Miscellaneous expense, net..................................          690
                                                                 --------
                                                                  429,653
                                                                 --------
  Earnings before income taxes..............................       10,126
  Provision for income taxes................................        4,304
                                                                 --------
  Net earnings..............................................     $  5,822
                                                                 ========
Changes in Ryder Investment:
  Investment by and advances from Ryder at beginning of
     period.................................................     $490,437
  Net earnings..............................................        5,822
  Net decrease in investment by and advances from Ryder.....      (87,699)
                                                                 --------
  Investment by and advances from Ryder at end of period....     $408,560
                                                                 ========

            See accompanying notes to combined financial statements.

                          RYDER CONSUMER TRUCK RENTAL

                        COMBINED STATEMENT OF CASH FLOWS

                                                                JANUARY 1-
                                                                OCTOBER 16,
                                                                   1996
                                                              ---------------
                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................     $  5,822
  Depreciation expense, net of gains........................       84,949
  Deferred income taxes.....................................        7,815
  Decrease in receivables...................................       17,671
  Increase in accounts payable..............................        5,194
  Decrease in accrued expenses and other liabilities........       (3,496)
  Decrease in other non-current liabilities.................         (639)
  Other, net................................................         (473)
                                                                 --------
          Net cash provided by operating activities.........      116,843
Cash flows from investing activities:
  Purchases of property and revenue earning equipment.......      (69,228)
  Sales of property and revenue earning equipment...........       45,428
  Other, net................................................       (1,633)
                                                                 --------
          Net cash used in investing activities.............      (25,433)
                                                                 --------
Cash flows from financing activities:
  Net decrease in investments by and advances from Ryder....      (87,699)
                                                                 --------
          Net cash used in financing activities.............      (87,699)
                                                                 --------
Increase in cash............................................        3,711
Cash at beginning of period.................................        2,610
                                                                 --------
Cash at end of period.......................................     $  6,321
                                                                 ========

            See accompanying notes to combined financial statements.

                          RYDER CONSUMER TRUCK RENTAL

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                       JANUARY 1 THROUGH OCTOBER 16, 1996

NOTE 1 -- NATURE OF BUSINESS

     Ryder Consumer Truck Rental (the "Company") is a division of Ryder Truck Rental, Inc., a wholly-owned subsidiary of Ryder System, Inc. ("Ryder"). The Company consists of the U.S.-based consumer truck rental operations of Ryder and Ryder's wholly-owned subsidiary, Ryder Move Management, Inc. The Company is engaged in the domestic rental of trucks to do-it-yourself movers and "light commercial" customers, and the sale of related moving accessories and liability-limiting products. The Company, through Ryder Move Management, is also engaged in household goods relocation services for corporate employee relocation programs. The Company's truck rental distribution network consists of independent dealers and Ryder branch locations. Approximately 10% to 15% of the Company's revenue is generated through Ryder branch locations. The Company's business is seasonal, with generally higher levels of demand during the summer months. As a result, the Company typically experiences greater profitability in the second half of the year compared with the first half.

NOTE 2 -- SALE OF COMPANY

     On October 17, 1996, Ryder Truck Rental, Inc. completed the sale of substantially all the assets and certain liabilities of the Company to Questor Partners Fund, L.P. and certain other investors (collectively "Questor") for $579.4 million (subject to adjustment upon final audit of assets sold). In addition, Ryder gave Questor a royalty-free license to use the Ryder trademark and color scheme, subject to certain restrictions, for a total of 10 years (with required modifications to the trademark after five years). Ryder and Questor also entered into service agreements for various periods of time ranging from two to five years, with options for extensions after five years for certain of the agreements. Under the agreements, Ryder will continue to provide various services to the Company including vehicle maintenance, claims processing, management information systems and other administrative services. In addition, certain Ryder branch locations will continue to act as consumer truck rental dealers and Ryder will continue to assist in the disposition of the Company's used vehicles through its sales network. Rates agreed upon for the various services are considered reasonable based on market rates.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying Combined Financial Statements are presented utilizing the historical accounting practices followed by Ryder.

     Basis of Presentation. The accompanying Combined Financial Statements include the operations, assets and liabilities of the Company. The financial statements do not include assets and liabilities of Ryder not specifically identifiable to the Company. The financial information included herein is not necessarily indicative of the financial position and results of operations or cash flows that would have occurred had the Company been an independent stand-alone entity during the period presented, nor is it necessarily indicative of future results of the Company.

     Receivables. Receivables consist primarily of trade receivables resulting from rental transactions and receivables from the sale of revenue earning equipment. Receivables are reduced by amounts considered by management to be uncollectible based on historical collection loss experience and review of the current status of existing receivables.

     Revenue Earning Equipment, Operating Property and Equipment and Depreciation. Revenue earning equipment, principally rental trucks, operating property and equipment are stated at cost. Provision for depreciation is computed using the straight-line method on substantially all depreciable assets. Annual straight-line depreciation rates are 14% to 20% for revenue earning equipment, 13% to 25% for office equipment and furniture and 19% to 30% for transfer vehicles and company cars. Effective January 1, 1996,

                          RYDER CONSUMER TRUCK RENTAL
the estimated useful lives and residual values used to calculate the provision for depreciation on certain types of revenue earning equipment were changed to reflect recent experience. As a result of this change, depreciation expense was decreased by approximately $6.0 million for the period January 1 through October 16, 1996.

     Gains on sales of revenue earning equipment, net of vehicle disposition costs, are reported as reductions of depreciation expense and totaled $8.7 million for the period January 1 through October 16, 1996. Gains on operating property and equipment sales are reflected in miscellaneous expense, net.

     Tires in Service. The Company capitalizes the cost of tires as a component cost of the purchase of revenue earning equipment, and amortizes such tires cost to expense over the lives of the vehicles and equipment. The cost of replacement tires and tire repairs is expensed as incurred. For financial statement purposes, the estimated cost of tires in service is reclassified to current assets.

     Software Development Costs. Internal costs for development of internal use software are expensed as incurred. Incremental external costs for software development are capitalized and amortized over the expected useful lives of the software which range from four to five years. Other assets in the Combined Balance Sheet are comprised primarily of software development and purchased software costs.

     Advertising Costs. The Company expenses the production costs of advertising as incurred. The cost of air time and print space for media advertising is expensed when used. The cost of yellow page advertising is amortized over the life of the directory, primarily 12 months. Advertising expense was $23.1 million for the period ended October 16, 1996.

     Accrued Insurance and Loss Reserves. The Company participates in Ryder's overall risk management programs for auto and general liability, workers' compensation and other insurance programs. The primary risks to Ryder and the Company are associated with auto and general liability and Ryder retains losses for the exposure up to $1 million per occurrence. Ryder insures losses above $1 million with third party insurance companies.

     The Company has recorded insurance reserves for auto and general liability claims which reflect the Company's portion of the undiscounted estimated liabilities up to $500,000 per occurrence (plus allocated loss adjustment expense) and an estimate of claims incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, there can be no assurance that changes to management's estimates may not occur due to limitations inherent in the estimation process. Changes in the estimates of these reserves are charged or credited to income in the period determined. Amounts estimated to be paid within one year have been classified as accrued expenses with the remainder included in other non-current liabilities. For exposures from $500,000 to $1 million per occurrence, the Company is charged a premium based on the Company's loss experience and the related liability is retained by Ryder. Costs associated with insurance premiums to third party insurance companies for coverage in excess of $1 million are allocated by Ryder to the Company based on the Company's pro rata share of the Company's revenue.

     Revenue Recognition. Truck rental and related revenue is recognized as earned.

     Income Taxes. The Company has been included in consolidated income tax filings of Ryder for Federal and state income tax purposes. However, the income tax provision included in the accompanying Combined Financial Statements has been determined as if the Company was an independent stand-alone entity filing a separate income tax return.

     Deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that currently would be in effect when the differences are expected to reverse. Deferred tax balances will be adjusted for tax law changes in periods that include the enactment date of such changes. See Note (9).

                          RYDER CONSUMER TRUCK RENTAL

     Other Costs. Vehicle licensing fees are deferred when paid and amortized to income over the period to which the fees relate. Vehicle repairs and maintenance which do not extend the life or increase the value of the vehicle are expensed as incurred. Advertising and sales promotion costs are expensed as incurred.

     Accounting Changes. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement establishes standards for measuring impairment of long-lived assets, identifiable intangibles and goodwill related to these assets. Adoption of the Statement had no impact on the Company's results of operations or financial position in 1996.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 4 -- TRANSACTIONS WITH RYDER

     Certain Ryder branch locations provide vehicle repairs and maintenance services to the Company and also serve as consumer truck rental dealers. Rates charged to the Company for repairs and maintenance approximate rates charged to significant Ryder customers and reflect the cost of parts and the cost of labor plus a mark-up. Commission rates paid to Ryder for trucks rented through Ryder locations are based on revenue generated from the transactions and are generally consistent with those paid to independent dealers.

     The Company participates in Ryder's combined risk management programs for auto and general liability and Ryder processes claims related to auto and general liability and workers' compensation. The Company also participates in Ryder medical and dental, pension, postretirement and savings plans. See Notes
(3) and (10).

     Ryder provides various general and administrative services to the Company including information systems, treasury, legal, human resources, payroll, marketing, purchasing, accounting and others. Costs for these services are charged to the Company through Ryder's internal cost allocation methodologies which are designed to estimate the actual costs incurred by Ryder to render these services. In addition, general and administrative costs charged by Ryder include a corporate management fee, which is based on Ryder's equity and revenue levels. The Company also shares various facilities with Ryder for which it is charged an amount based on relative square footage which is intended to represent the Company's portion of occupancy costs including utilities, maintenance and other costs.

     The Company is charged by Ryder for vehicle disposition costs, including sales commissions, costs to prepare vehicles for sale and a per vehicle service fee.

     The Company's cash and financing needs are managed by Ryder. The accompanying Combined Balance Sheet does not include Ryder's general corporate debt, which is used to finance the operations of all of Ryder's business units. However, Ryder allocates its corporate interest expense to each business unit based upon a target debt to equity ratio. The composition of the investment by and advances from Ryder in the Combined Balance Sheet has been periodically adjusted to effect this target debt to equity ratio. Interest expense charged to the Company by Ryder is principally based upon the interest cost incurred by Ryder for certain of its indebtedness.

     Management believes that the method of allocating expenses is reasonable, and that the expense reflected in the financial statements would not be materially different if the Company operated as an independent stand-alone entity. However, if the Company operated as an independent stand-alone entity, actual expenses could differ from these amounts.

                          RYDER CONSUMER TRUCK RENTAL

     Amounts charged and allocated by Ryder to the Company for the above expense items are summarized in the following table (in thousands):

                                                                JANUARY 1-
                                                               OCTOBER 16,
                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS)
Operating expense:
  Repairs and maintenance...................................     $47,147
  Auto and general liability costs..........................      21,194
Selling, general and administrative expense:
  General and administrative................................      12,531
  Commissions on truck rentals..............................       7,377
  Pension, postretirement and savings plans.................         677
  Other self insurance costs................................         962
  Occupancy.................................................         245
Depreciation expense, net of gains:
  Vehicle disposition costs.................................       4,836
  Interest expense..........................................      20,291

     The components of the investment by and advances from Ryder in the Combined Balance Sheet were as follows (in thousands):

                                                              OCTOBER 16,
                                                                 1996
                                                              -----------
Interest-bearing advances from Ryder........................   $284,151
Ryder investment............................................    124,409
                                                               --------
                                                               $408,560
                                                               ========

NOTE 5 -- RECEIVABLES

                                                              OCTOBER 16,
                                                                 1996
                                                              -----------
Trade accounts receivable...................................    $16,546
Receivables from vehicle sales..............................        594
Other receivables...........................................      2,324
                                                                -------
                                                                 19,464
  Allowance for doubtful accounts...........................     (1,355)
                                                                -------
                                                                $18,109
                                                                =======

     Bad debt expense totaled $1.9 million for the period January 1 through October 16, 1996.

                          RYDER CONSUMER TRUCK RENTAL

NOTE 6 -- REVENUE EARNING EQUIPMENT

                                                               OCTOBER 16,
                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS)
Rental trucks...............................................    $ 751,636
Towing and other equipment..................................       28,534
                                                                ---------
                                                                  780,170
Accumulated depreciation....................................     (314,052)
                                                                ---------
                                                                $ 466,118
                                                                =========

NOTE 7 -- OPERATING PROPERTY AND EQUIPMENT

                                                               OCTOBER 16,
                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS)
Office equipment and furniture..............................     $ 38,575
Transfer vehicles...........................................        1,289
Other.......................................................          161
                                                                 --------
                                                                   40,025
  Accumulated depreciation..................................      (24,876)
                                                                 --------
                                                                 $ 15,149
                                                                 ========

NOTE 8 -- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                               OCTOBER 16,
                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS)
Auto and general liability reserves.........................     $ 42,854
Dealer commissions..........................................        2,986
Advertising.................................................        1,064
Other self-insurance reserves...............................        2,025
Other accruals..............................................        9,404
                                                                 --------
                                                                   58,333
Non-current portion.........................................      (26,943)
                                                                 --------
Accrued expenses and other liabilities......................     $ 31,390
                                                                 ========

                          RYDER CONSUMER TRUCK RENTAL

NOTE 9 -- INCOME TAXES

     The provision for income taxes included the following components (in thousands):

                                                              JANUARY 1-
                                                              OCTOBER 16,
                                                                 1996
                                                              -----------
Current tax expense:
  Federal...................................................    $(2,993)
  State.....................................................       (518)
                                                                -------
                                                                 (3,511)
Deferred tax expense:
  Federal...................................................      6,514
  State.....................................................      1,301
                                                                -------
                                                                  7,815
                                                                -------
Provision for income taxes..................................    $ 4,304
                                                                =======

     A reconciliation of the Federal statutory tax rate with the effective tax rate follows:

                                                              JANUARY 1-
                                                              OCTOBER 16,
                                                                 1996
                                                              -----------
Statutory tax rate..........................................      35.0
State income taxes, net of Federal income tax benefit.......       5.0
Non-deductible items........................................       2.5
                                                                 -----
Effective tax rate..........................................      42.5
                                                                 =====

     Non-deductible items in the above table are comprised of meal and entertainment expenses and fines and penalties. As described in Notes (1) and
(3), the Company was a division of Ryder during the period presented in the accompanying Combined Financial Statements. The deferred tax assets and liabilities shown below have been determined as though the Company was a separate company and not part of Ryder's consolidated U.S. income tax returns. On the date of sale (see Note 2) deferred tax assets and liabilities are subject to redetermination by the buyer. No tax attributes will carry over to the buyer from the Company or Ryder.

     The components of the net deferred income tax liability follow (in thousands):

                                                              OCTOBER 16,
                                                                 1996
                                                              -----------
Deferred income tax assets:
  Accrued self-insurance....................................   $ 17,009
  Alternative minimum taxes.................................      4,444
  Miscellaneous other accruals..............................      2,109
                                                               --------
                                                                 23,562
Deferred income tax liabilities:
  Property and equipment basis differences..................    (88,856)
  Other items...............................................     (4,963)
                                                               --------
                                                                (93,819)
                                                               --------
Net deferred income tax liability...........................   $(70,257)
                                                               ========

                          RYDER CONSUMER TRUCK RENTAL

     The Company had unused alternative minimum tax credits, for tax purposes, of $4.4 million at October 16, 1996 available to reduce future income tax liabilities. The alternative minimum tax credits may be carried forward indefinitely.

     On a separate return basis, no valuation allowance was deemed necessary.

NOTE 10 -- PENSION, POSTRETIREMENT AND SAVINGS PLANS

     Certain employees of the Company participate in a defined benefit pension plan sponsored by Ryder. This plan generally provides participants with benefits based on years of service and career-average compensation levels. Separate calculations of the components of net pension expense and funded status of the plan are not provided as such information is not maintained separately for employees of the Company. Pension expense allocated to the Company by Ryder (based on headcount) totaled $408,000 for the period January 1 through October 16, 1996. As part of the agreement for the sale of the Company, employees of the Company participating in the plan were treated as terminated and vested at the date of sale and Ryder retained both the plan assets and liabilities attributable to such employees.

     Employees of the Company take part in certain non-funded plans sponsored by Ryder which provide retired employees with certain health care and life insurance benefits. Substantially all employees of the Company are eligible for these benefits. Health care benefits for Ryder's principal plan are generally provided to qualified retirees under age 65 and eligible dependents. Generally, this plan requires qualified early retirees to make contributions which vary based on years of service and include provisions which cap company contributions. The Company's portion of the actuarially determined costs related to these plans was $77,000 for the period January 1 through October 16, 1996.

     Ryder also maintains defined contribution savings plans that cover substantially all eligible employees. Contributions to the plans include employee contributions and contributions made by Ryder under a matching program. Defined contribution expense totaled $192,000 for the period January 1 through October 16, 1996. Upon sale of the Company, employees of the Company became fully vested in the plan and Ryder will transfer their account balances to a successor plan at a later date.

     Management believes that the method of allocating expenses for the above plans is reasonable, and that the expense reflected in the financial statements would not be materially different if the Company operated as an independent stand-alone entity. However, if the Company operated as an independent stand-alone entity, actual expenses could differ from these amounts.

NOTE 11 -- RESTRUCTURING AND OTHER CHARGES

     In 1996, actions were taken by Ryder which impacted the Company including management and staff reductions and elimination of the company-owned car benefit program. The Company recorded a restructuring charge of $1.9 million related to these actions consisting of $1.1 million for employee-related costs (of which $0.7 million remained accrued at October 16, 1996) and asset write-downs of $0.8 million. These actions are expected to result in ongoing annual savings of approximately $0.8 million.

                          RYDER CONSUMER TRUCK RENTAL

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     The Company leases facilities and office equipment under operating lease agreements. The Company also shares various facilities with Ryder. For the period January 1 through October 16, 1996, rent expense totaled $2.5 million. The Company had no lease commitments for revenue earning equipment at October 16, 1996. Future minimum payments for facilities and office equipment leases in effect at October 16, 1996 are as follows (in thousands):

TWELVE MONTHS ENDED:
  October 16, 1997..........................................  $2,294
  October 16, 1998..........................................   1,867
  October 16, 1999..........................................     966
  October 16, 2000..........................................     881
  October 16, 2001..........................................     520
  Thereafter................................................     745
                                                              ------
                                                              $7,273
                                                              ======

     At October 16, 1996, the Company had commitments totaling $3.3 million related to the completion of the Company's Customer Reservation and Customer Service project which was in progress at October 16, 1996 and is expected to be completed in 1997.

     Ryder is a party to various claims, legal actions and complaints arising in the ordinary course of business which relate to operations of the Company. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company. In addition, the Company has no environmental liabilities or contingencies which management believes will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

                                                                         ANNEX A

                            CERTIFICATE OF AMENDMENT
                                       OF
               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                               BUDGET GROUP, INC.

     Budget Group, Inc., formerly known as Team Rental Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY
CERTIFY:

          1. That pursuant to an action duly and properly taken by the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and referring said amendment to the stockholders of the Corporation for consideration thereof and approval and adoption by the stockholders at Special meeting of the stockholders of the Corporation to be duly called by the Board of Directors of the Corporation (the "Special Meeting"). The resolution setting forth the proposed amendment (the "Amendment") is as follows:

     NOW, THEREFORE, BE IT RESOLVED, that the Amended and Restated Certificate of Incorporation be amended by deleting paragraph A of Section FOURTH in its entirety and replacing it with the following:

        FOURTH: A. Authorized Capital. The Corporation is authorized to issue 73,000,000 shares of capital stock, consisting of 72,750,000 shares of common stock, par value $.01 per share (the "Common Stock"), and 250,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Of the shares of Common Stock, 70,000,000 shares shall be designated "Budget Class A Common Stock" and 2,750,000 shares shall be designated "Budget Class B Common Stock." The rights, preferences, privileges and restrictions granted and imposed upon the Preferred Stock, the Budget Class A Common Stock and the Budget Class B Common Stock are set forth below.

          2. That thereafter, pursuant to a resolution of the Board of Directors calling for the Amendment to be submitted to a vote of the stockholders at the Special Meeting, the Amendment was approved and adopted by the stockholders at the Special Meeting, at which meeting the necessary number of shares were voted in favor of the Amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware.

          3. That the Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

          4. The undersigned officer of the Corporation hereby acknowledges that the foregoing is the act and deed of the Corporation and that the facts stated herein are true.

     IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed to this Certificate and has caused this Certificate to be signed this
day of           , 1998.

                                          By:
                                            ------------------------------------
                                                      Robert L. Aprati
                                                 Executive Vice President,
                                               General Counsel and Secretary

                                                                         ANNEX B

================================================================================

                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF MARCH 4, 1998

                                  BY AND AMONG

                              BUDGET GROUP, INC.,

                                BDG CORPORATION,

                                RYDER TRS, INC.,

                                      AND

                             CERTAIN OTHER PARTIES

================================================================================

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
ARTICLE I.  The Transactions................................................   B-1
  Section 1.1.  The Transactions............................................   B-1
  Section 1.2.  The Merger..................................................   B-1
  Section 1.3.  Effects of Merger...........................................   B-2
ARTICLE II.  The Surviving Corporation......................................   B-2
  Section 2.1.  Certificate of Incorporation................................   B-2
  Section 2.2.  By-Laws.....................................................   B-2
  Section 2.3.  Officers and Directors......................................   B-2
ARTICLE III.  Determination of Merger Consideration; Conversion of Shares;
              Etc...........................................................   B-2
  Section 3.1.  Determination of Merger Consideration.......................   B-2
  Section 3.2.  Conversion of Shares in the Merger..........................   B-2
  Section 3.3.  Adjustment to Merger Shares.................................   B-3
  Section 3.4.  Contingent Additional Consideration.........................   B-4
  Section 3.5.  Warrants....................................................   B-5
  Section 3.6.  Escrow Holdback Shares......................................   B-6
  Section 3.7.  Stock Options...............................................   B-7
  Section 3.8.  Appraisal Rights............................................   B-7
  Section 3.9.  Buyer to Make Certificates Available........................   B-8
 Section 3.10.  Dividends; Transfer Taxes...................................   B-9
 Section 3.11.  No Fractional Securities....................................   B-9
 Section 3.12.  Closing of Company Transfer Books...........................   B-9
 Section 3.13.  Legends and Transfer Restrictions...........................   B-9
 Section 3.14.  Exemptions from Registration and Qualification..............  B-10
 Section 3.15.  Registration Rights.........................................  B-10
 Section 3.16.  Business Combinations.......................................  B-10
ARTICLE IV.  Representations and Warranties of the Company..................  B-11
  Section 4.1.  Corporate Organization and Authorization....................  B-11
  Section 4.2.  Capitalization..............................................  B-12
  Section 4.3.  Noncontravention............................................  B-12
  Section 4.4.  SEC Filings.................................................  B-13
  Section 4.5.  Financial Statements; Stockholders' Equity..................  B-13
  Section 4.6.  Legal Proceedings...........................................  B-13
  Section 4.7.  Employee Plans..............................................  B-14
  Section 4.8.  Intellectual Property.......................................  B-15
  Section 4.9.  Events Subsequent to September 30, 1997.....................  B-15
 Section 4.10.  Compliance with Laws........................................  B-15
 Section 4.11.  Registration Statement......................................  B-16
 Section 4.12.  Properties; Leases..........................................  B-16
 Section 4.13.  Tax Matters.................................................  B-17
 Section 4.14.  Brokerage...................................................  B-18
 Section 4.15.  Insurance; Protection Products..............................  B-18
 Section 4.16.  Contracts...................................................  B-18
 Section 4.17.  Transactions with Affiliates................................  B-18
 Section 4.18.  Voting Requirements; Dissenters' Rights.....................  B-19
 Section 4.19.  Labor Matters...............................................  B-19
 Section 4.20.  Quantity and Maintenance of Trucks..........................  B-19
 Section 4.21.  Accounts Receivable.........................................  B-19
 Section 4.22.  Licenses, Permits, etc. ....................................  B-19
 Section 4.23.  Disclosure..................................................  B-19

                                                                              PAGE
                                                                              ----
ARTICLE V.  Representations and Warranties of Buyer.........................  B-20
  Section 5.1.  Corporate Organization and Authorization....................  B-20
  Section 5.2.  Capitalization..............................................  B-20
  Section 5.3.  Noncontravention............................................  B-21
  Section 5.4.  SEC Filings.................................................  B-21
  Section 5.5.  Financial Statements........................................  B-21
  Section 5.6.  Legal Proceedings...........................................  B-21
  Section 5.7.  Events Subsequent to September 30, 1997.....................  B-22
  Section 5.8.  Compliance with Laws........................................  B-22
  Section 5.9.  Registration Statement......................................  B-22
 Section 5.10.  Properties; Insurance.......................................  B-22
 Section 5.11.  Financing...................................................  B-22
 Section 5.12.  Brokerage...................................................  B-22
ARTICLE VI.  Covenants and Agreements.......................................  B-22
  Section 6.1.  Conduct of the Company Prior to the Effective Time..........  B-22
  Section 6.2.  Conduct of Buyer Prior to the Effective Time................  B-24
  Section 6.3.  Other Offers for the Company; Sale of Common Stock by
                Significant Stockholders....................................  B-25
  Section 6.4.  Continued Effectiveness of Representations and Warranties of
                the Parties.................................................  B-25
  Section 6.5.  Corporate Examinations and Investigations...................  B-26
  Section 6.6.  Buyer Approvals.............................................  B-26
  Section 6.7.  Company Approvals...........................................  B-26
  Section 6.8.  Letter of Credit............................................  B-26
  Section 6.9.  Further Assurances..........................................  B-27
 Section 6.10.  Buyer Board of Directors....................................  B-27
 Section 6.11.  Indemnification of Company Officers and Directors;
                Insurance...................................................  B-27
 Section 6.12.  Confidentiality.............................................  B-27
 Section 6.13.  Certificates, Opinions, Etc. ...............................  B-27
 Section 6.14.  Interim Financials..........................................  B-28
 Section 6.15.  Communications..............................................  B-28
 Section 6.16.  Releases....................................................  B-28
 Section 6.17.  Transfer Taxes..............................................  B-28
 Section 6.18.  Standstill..................................................  B-28
 Section 6.19.  Buyer's Stockholders' Meeting...............................  B-28
 Section 6.20.  Stock Purchases, Repurchases and Sales; Registration
                Rights......................................................  B-28
 Section 6.21.  Listing.....................................................  B-29
 Section 6.22.  Registration Rights.........................................  B-29
 Section 6.23.  Buyer Review of Disclosure Schedules........................  B-29
ARTICLE VII.  Conditions Precedent To Merger................................  B-29
ARTICLE VIII.  Closing......................................................  B-30
ARTICLE IX.  Representations and Warranties as of the Closing Date;
             Survival; Material Breaches....................................  B-30
  Section 9.1.  Representations and Warranties as of the Closing Date.......  B-30
  Section 9.2.  Survival....................................................  B-30
  Section 9.3.  Certain Material Breaches...................................  B-30
ARTICLE X.  Termination of Agreement........................................  B-31
 Section 10.1.  Termination.................................................  B-31
 Section 10.2.  Effect of Termination.......................................  B-32
 Section 10.3.  Amounts Payable in Connection with Termination..............  B-32
ARTICLE XI.  Definitions....................................................  B-32
 Section 11.1.  Definitions.................................................  B-32

                                                                              PAGE
                                                                              ----
ARTICLE XII.  Miscellaneous.................................................  B-38
 Section 12.1.  Publicity...................................................  B-38
 Section 12.2.  Notices.....................................................  B-38
 Section 12.3.  Entire Agreement............................................  B-39
 Section 12.4.  Waivers and Amendments; Non Contractual Remedies;
                Preservation of Remedies; Liability.........................  B-39
 Section 12.5.  Governing Law...............................................  B-39
 Section 12.6.  Binding Effect; No Assignment...............................  B-39
 Section 12.7.  Third Party Beneficiaries...................................  B-40
 Section 12.8.  Counterparts................................................  B-40
 Section 12.9.  Exhibits, Schedules and Annexes.............................  B-40
Section 12.10.  Headings....................................................  B-40
Section 12.11.  Submission to Jurisdiction; Venue...........................  B-40
Section 12.12.  Severability................................................  B-40

                                     ANNEX

Annex I        Restricted Persons
Annex II       Buyer Opinion Matters
Annex III      Company Opinion Matters

                               EXHIBIT INDEX
Exhibit A      Warrant Assumptions
Exhibit B      Form of Holdback Escrow Agreement
Exhibit C      Letter of Credit
Exhibit D      Press Release
Exhibit E      Rights and Obligations with respect to Registrable
               Securities

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 4, 1998, is made by and among Budget Group, Inc., a Delaware corporation ("Buyer"), BDG Corporation, a Delaware corporation and a direct or indirect wholly owned subsidiary of Buyer ("Sub"), Ryder TRS, Inc., a Delaware corporation (the "Company"), and Questor Partners Fund, L.P., a Delaware limited partnership, Questor Side-by-Side Partners, L.P., a Delaware limited partnership, and Madison Dearborn Capital Partners, L.P., a Delaware limited partnership (each a "Significant Stockholder" and collectively, the "Significant Stockholders"). Certain terms used in this Agreement are defined in Article XI.

                                  WITNESSETH:

     WHEREAS, Buyer, Sub and the Company desire to effect a business combination by means of the merger of Sub with and into the Company;

     WHEREAS, the Board of Directors of Buyer and the Board of Directors and stockholder of Sub and the Board of Directors and the Significant Stockholders of the Company have approved the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein; and

     WHEREAS, the parties hereto also desire to agree on certain other terms and conditions.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE I.

                                THE TRANSACTIONS

     Section 1.1. The Transactions. On the terms and subject to the conditions set forth in this Agreement, Buyer shall acquire all the Outstanding Company Shares by means of the Merger. Subject to Article III, the total consideration to be received by the holders of the Outstanding Company Shares shall consist of a combination of the following:

          (a) an aggregate amount payable in cash to all such holders equal to a minimum of $125,000,000 (less any cash payable with respect to the Options pursuant to Section 3.7) and a maximum of $200,000,000 (less any cash payable with respect to the Options pursuant to Section 3.7), with the precise amount thereof determined as set forth in Section 3.1;

          (b) an aggregate number of shares of Buyer Class A Common Stock issuable to all such holders equal to a minimum of 1,363,822 shares (the "Minimum Merger Shares") and a maximum of 3,636,860 shares (the "Maximum Merger Shares") (in each case less any shares of Buyer Class A Common Stock issued to the holders of Options pursuant to Section 3.7), with the precise number thereof determined as set forth in Section 3.1 and subject to adjustment as provided in Article III;

          (c) Warrants to purchase initially an aggregate of 1,000,000 shares of Buyer Class A Common Stock as provided in Section 3.5; and

          (d) the right to receive the Contingent Additional Consideration, if any, as provided in Section 3.4.

     Section 1.2. The Merger. (a) Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "Delaware Corporation Law"), Sub shall be merged with and into the Company and the separate existence of Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

     (b) Effective Time of the Merger. The Merger shall become effective at such time as a properly executed Certificate of Merger is duly filed with the Secretary of State of Delaware, which filing shall be made as soon as practicable following fulfillment or waiver of the conditions set forth in
Article VII hereof or such later time as is specified in such filing (the "Effective Time").

     Section 1.3. Effects of Merger. The Merger shall have the effects set forth in Section 259 of the Delaware Corporation Law.

                                  ARTICLE II.

                           THE SURVIVING CORPORATION

     Section 2.1. Certificate of Incorporation. Subject to Section 6.11, at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so as to be identical to the Certificate of Incorporation of Sub, other than such Article relating to the company name of Sub and such Article relating to the identity of the incorporator of Sub, and thereafter may be amended in accordance with its terms and as provided by the Delaware Corporation Law.

     Section 2.2. By-Laws. Subject to Section 6.11, at the Effective Time the by-laws of the Surviving Corporation shall be amended so as to be identical to the by-laws of Sub, and thereafter may be amended in accordance with their terms and as provided by the Delaware Corporation Law.

     Section 2.3. Officers and Directors. The officers of Sub and the directors of Sub immediately prior to the Effective Time shall be the officers and directors, respectively, of the Surviving Corporation after the Effective Time, in each case until their respective successors are duly elected and qualified.

                                  ARTICLE III.

                     DETERMINATION OF MERGER CONSIDERATION;
                           CONVERSION OF SHARES; ETC.

     Section 3.1. Determination of Merger Consideration. (a) Buyer shall issue shares of Buyer Class A Common Stock in the Merger to the holders of the Outstanding Company Shares and the holders of Options as follows:

          (i) (x) if the approval by the stockholders of Buyer contemplated in
     Section 6.19 hereof for the authorization of the increase in the capital stock of Buyer to permit Buyer to issue the Maximum Merger Shares is obtained, then at the time of the Closing Buyer shall issue a number of shares of Buyer Class A Common Stock equal to the number of Maximum Merger Shares or (y) if such approval by the stockholders of Buyer is not obtained, then at the time of the Closing Buyer shall issue a number of shares of Buyer Class A Common Stock equal to the number of Minimum Merger Shares; and

          (ii) within one (1) Business Day after the date of the meeting contemplated in Section 6.19 hereof, Buyer shall notify the Company in writing of the outcome of such stockholders' vote.

     As used herein, the "Aggregate Merger Shares" shall be the Maximum Merger Shares, if issued, or the Minimum Merger Shares, if issued.

     (b) The total amount of cash to be paid in the Merger to the holders of the Outstanding Company Shares under Section 3.2(a) (the "Aggregate Cash Consideration") shall be (i) if the Maximum Merger Shares are issued, $125,000,000 minus any cash payable with respect to the Options pursuant to
Section 3.7, or (ii) if the Minimum Merger Shares are issued, $200,000,000 minus any cash payable with respect to the Options pursuant to Section 3.7.

     Section 3.2. Conversion of Shares in the Merger. (a) Company Common Stock. Subject to Article III hereof, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company (each, a "Company Stockholder" or collectively, the "Company Stockholders"), each Outstanding Company Share shall be converted into (A) that number of fully paid and nonassessable shares of Buyer Class A Common Stock equal to the quotient obtained by dividing the Aggregate Merger Shares (less any shares of Buyer Class A Common Stock issued to the holders of Options pursuant to Section 3.7) by the Outstanding Company Shares, plus (B) an amount in cash equal to the quotient obtained by dividing the Aggregate Cash Consideration by the Outstanding Company Shares, plus (C) Warrants to purchase initially the number of shares of Buyer Class A Common Stock determined by dividing 1,000,000 by the number of Outstanding Company Shares, plus (D) the right to receive a portion of the Contingent Additional Consideration provided in Section 3.4, determined by dividing such aggregate Contingent Additional Consideration by the number of Outstanding Company Shares (the consideration per share of Company Common Stock as determined herein, the "Merger Consideration"). If between the date hereof and the Effective Time, the outstanding shares of Buyer Class A Common Stock shall be changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, the calculations of Minimum Merger Shares, Maximum Merger Shares and Aggregate Merger Shares shall be correspondingly adjusted.

     (b) Cancellation of Company Treasury Stock. At the Effective Time by virtue of the Merger, all shares of Company Common Stock which are held in the treasury of the Company or which are owned by any wholly owned Subsidiary of the Company shall be canceled and shall cease to exist.

     (c) Sub Shares. At the Effective Time by virtue of the Merger, each issued and outstanding share of capital stock of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     Section 3.3. Adjustment to Merger Shares. (a) Adjustment Events. The number of Aggregate Merger Shares shall be adjusted downwards if (i) it shall have been determined that (A) one or more of the representations and warranties of the Company contained herein (without giving effect to any qualifications contained in any representation and warranty set forth in Article IV hereof with respect to any Material Adverse Effect on the Company) fails to be true and correct (i) as of the date hereof or, if any representation and warranty speaks as of a specified date, then as of such date or (ii) in the case of representations and warranties that do not speak of a specified date, then as of the Closing Date, or (B) one or more of the covenants of the Company or any Significant Stockholder set forth in this Agreement hereof fails to be performed on or prior to the Closing Date, but only to the extent the aggregate value reduction to Buyer as a result of all the foregoing (as determined under Section 9.3) exceeds $5,000,000 (the "Materiality Threshold"), or (ii) the Fees are in excess of $10,000,000, which downward adjustment, in the case of this clause
(ii), shall be made only to the extent of the amount by which the Fees exceed $10,000,000, as provided in Section 3.3(b), and which adjustment shall be made without giving effect to the Materiality Threshold. The value reduction associated with the failure of representations and warranties of the Company to be true and correct or the failure of covenants of the Company or the Significant Stockholders to be performed shall mean the actual damages (without duplication) sustained as a result thereof (without giving effect to any qualifications contained in any representation and warranty set forth in Article IV hereof with respect to any Material Adverse Effect on the Company), taking into account any insurance recovery that is available to Buyer or Sub (exclusive of any self insurance), any insurance proceeds received by the Company and the present economic value of any tax benefits to be realized by Buyer, the Company or any of their respective controlled Affiliates as a result of such damages.

     (b) Share Reduction. The number of Aggregate Merger Shares shall be reduced by an amount equal to the sum of (i) the amount, if any, of the value reduction in excess of the Materiality Threshold resulting from the failure of any representation and warranty made by the Company to be true and correct or the failure of the Company or any Significant Stockholder to perform its respective covenants plus (ii) the amount by which the Fees exceed $10,000,000 (such sum, the "Reduction Amount"), in each case as determined in accordance with Section 3.3(a) (with each share of Buyer Class A Common Stock for purposes of calculating such deduction, being deemed to have a value equal to the Transaction Price). Upon a final determination that any such reduction is required, the number of shares of Buyer Class A Common Stock issued in the Merger to each Original Holder shall be reduced by an amount representing such holder's pro rata share of the Reduction Amount based on the percentage of the Aggregate Merger Shares received by such holder.

     Section 3.4. Contingent Additional Consideration. (a) Determination as to Whether Contingent Additional Consideration is Payable. In addition to the Merger Consideration payable pursuant to Sections 3.2 and 3.5 and the consideration payable to holders of Options pursuant to Section 3.7, each holder of shares of Company Common Stock and Options immediately prior to the Effective Time which receives shares of Buyer Class A Common Stock in the Merger (any such holder and its Permitted Transferees, an "Original Holder", and any such shares, the "Original Shares") shall be entitled to receive from Buyer an additional amount of cash or shares of Buyer Class A Common Stock as, but only to the extent, provided herein (the "Contingent Additional Consideration").

     (b) Annual Measurement Date. As promptly as possible following the date which is the first year anniversary of the Closing Date (the "Annual Measurement Date"), and subject to receipt by Buyer from the applicable Original Holder of a certificate certifying as to whether such person or any of its Permitted Transferees has disposed of any Original Shares and containing all other information regarding such holder necessary to make the computations referred to in this Section 3.4(b) (the delivery of which certificate shall be a condition of such person's ability to receive payment under this Section 3.4(b)), Buyer shall compute, with respect to each Original Holder, (i) the "Total Value" of 50% of the aggregate number of Original Shares acquired by such Original Holder (or its Permitted Transferees) in the Merger (such 50% being referred to as the "Annual Shares") and (ii) the "Annual Make-Whole Amount" (as defined below). For purposes of this paragraph, the "Total Value" of the Annual Shares of an Original Holder (and its Permitted Transferees) shall be (A) with respect to any Annual Shares held by such holder as of the Annual Measurement Date (the "Remaining Annual Shares"), an amount equal to the Market Value per share of Buyer Class A Common Stock as of the Annual Measurement Date multiplied by the number of Remaining Annual Shares (it being agreed that sales by such holder or any of its Permitted Transferees prior to the Annual Measurement Date of any Original Shares, up to the total of Annual Shares, shall be deemed to be sales of Annual Shares) (the "Total Remaining Annual Value") and (B) if such holder or any of its Permitted Transferees shall have sold Annual Shares after the Closing Date and prior to the Annual Measurement Date (it being agreed that sales of any Original Shares by such holder, up to the total number of Annual Shares, shall be deemed to be sales of Annual Shares) (each a "Disposed Annual Share" and collectively, the "Disposed Annual Shares"), an amount equal to the sum of each "Disposed Annual Value" (such sum, the "Total Disposed Annual Value"). With respect to each sale of Disposed Annual Shares, the "Disposed Annual Value" shall be determined on the Annual Measurement Date and shall be an amount equal to the Transaction Price minus the higher of the Market Value per share of the Buyer Class A Common Stock on the Annual Measurement Date and the price at which such Disposed Annual Shares were sold (such higher value, the "Annual Disposition Price") multiplied by the number of Disposed Annual Shares so sold; provided, however, that if the Annual Disposition Price is higher than the Transaction Price, the Disposed Annual Value shall be deemed to be zero. The "Annual Make-Whole Amount" with respect to an Original Holder (and its Permitted Transferees) shall mean the sum of (1) the amount, but only if positive, equal to (a) the Transaction Price multiplied by the number of Remaining Annual Shares owned by such Original Holder or its Permitted Transferees on the Annual Measurement Date minus (b) the Total Remaining Annual Value as of the Annual Measurement Date of the Remaining Annual Shares held by such Original Holder or its Permitted Transferees and (2) the Total Disposed Annual Value as of the Annual Measurement Date of the Disposed Annual Shares of such Original Holder or its Permitted Transferees.

     (c) Final Measurement Date. As promptly as possible following the date which is the twentieth monthly anniversary of the Closing Date (the "Final Measurement Date"), and subject to receipt by Buyer from the applicable Original Holder of a certificate certifying as to whether such person or any of its Permitted Transferees has disposed of any Original Shares and containing all information regarding such holder necessary to make the computations referred to in this Section 3.4(c) (the delivery of which certificate shall be a condition of such person's ability to receive payment under this Section 3.4(c)), Buyer shall compute, with respect to each Original Holder, (i) the "Total Value" of the Original Shares acquired by such Original Holder (and its Permitted Transferees) in the Merger which are not Annual Shares (the "Final Shares") and
(ii) the "Final Make-Whole Amount" (as defined below). For purposes of this paragraph, the "Total Value" of the Final Shares of an Original Holder (and its Permitted Transferees) shall be (A) with respect to any Final Shares held by such holder as of the Final Measurement Date (the "Remaining Final Shares"), an amount equal to the Market Value per share of Buyer Class A Common Stock as of the Final Measurement Date multiplied by the number of Remaining Final Shares (the "Total Remaining Final Value") and (B) if such holder or its Permitted Transferees shall have sold Final Shares after the Closing Date and prior to the Final Measurement Date (each a "Disposed Final Share" and collectively, the "Disposed Final Shares", an amount equal to the sum of each "Disposed Final Value" (such sum, the "Total Disposed Final Value"). With respect to each sale of Disposed Final Shares, the "Disposed Final Value" shall be determined on the Final Measurement Date and shall be an amount equal to the Transaction Price minus the higher of the Market Value per share of the Buyer Class A Common Stock on the Final Measurement Date and the price at which such Disposed Final Shares were sold (such higher value, the "Final Disposition Price") multiplied by the number of Disposed Final Shares so sold; provided, however, that if the Final Disposition Price is higher than the Transaction Price, the Disposed Final Value shall be deemed to be zero. The "Final Make-Whole Amount" with respect to an Original Holder (and its Permitted Transferees) shall mean the sum of (1) the amount, but only if positive, equal to (a) the sum of the Transaction Price multiplied by the number of Remaining Final Shares held by such Original Holder or its Permitted Transferees on the Final Measurement Date minus (b) the Total Remaining Final Value as of the Final Measurement Date of the Remaining Final Shares of such Original Holder or its Permitted Transferees and (2) the Total Disposed Final Value as of the Final Measurement Date of the Disposed Final Shares of such Original Holder or its Permitted Transferees.

     (d) Payment of Make-Whole Amount. If the Annual Make-Whole Amount or the Final Make-Whole Amount is more than zero with respect to any Original Holder, then, within 20 calendar days after the determination of the applicable Make-Whole Amount, Buyer shall pay in immediately available funds to each such Original Holder an amount equal to the applicable Make-Whole Amount; provided, however, that except as provided below, Buyer may, in its sole discretion, make all or any portion of any such payment by delivering to any such Original Holder fully paid and non-assessable shares of Buyer Class A Common Stock with a Market Value as of the Annual Measurement Date or the Final Measurement Date, as the case may be, equal to the applicable Make-Whole Amount (any such shares being referred to as "Make-Whole Shares"); and provided, further, that Buyer shall not have the option set forth in the preceding proviso if Buyer Class A Common Stock is no longer listed on the NYSE or another national securities exchange or automated quotation system.

     (e) Separate Agreements with Holders. At the request of any holder of shares of Company Common Stock (or, after the Effective Time, any Original Holder), Buyer will enter into a separate agreement with such holder to evidence the obligations of Buyer under this Section 3.4.

     (f) Adjustments for Reclassifications, Etc. If after the date hereof and before the determination set forth in this Section 3.4, the outstanding shares of Buyer Class A Common Stock shall be changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, the calculations set forth in this Section 3.4 shall be correspondingly adjusted.

     Section 3.5. Warrants. (a) Issuance and Exercise of Warrants. Buyer shall issue to the Original Holders at the Effective Time warrants to purchase initially an aggregate of 1,000,000 shares of Buyer Class A Common Stock, such Warrants to be substantially in the form to be negotiated between the Buyer and the Company as promptly as practicable following the date hereof (herein called the "Warrants" and individually called a "Warrant") and containing terms consistent with this Section 3.5 and the Warrant Assumptions set forth in Exhibit A attached hereto (it being understood that upon negotiation of such form of Warrants, the agreed upon form shall be deemed to become Exhibit A attached hereto). Within five (5) Business Days following the Final Measurement Date, and subject to receipt by Buyer from the applicable Original Holder of a certificate certifying as to whether such person or any of its Permitted Transferees has disposed of any Original Shares and containing all other information regarding such holder reasonably necessary to make the computations referred to in this Section 3.5(a) (the delivery of which certificate shall be a condition of such person's ability to receive amounts under this Section 3.5(a)), Buyer shall compute, with respect to each Original Holder and each Permitted Transferee of such Original Holder, the "Total Warrant Value" for such Original Holder and its Permitted Transferees. The "Total Warrant Value" for any Original Holder and its Permitted Transferees shall be (i) the Warrant Value Amount (as defined below) multiplied by (ii)(x) the number of Original Shares issued to such Original Holder in the Merger and held by such Original Holder and its Permitted Transferees on the Final Measurement Date divided by (y) the number of Original Shares issued to all Original Holders in the Merger. The "Warrant Value Amount" shall be the lesser of (i) $20 million or (ii)(x)(A) the Transaction Price multiplied by the aggregate number of Original Shares issued in the Merger plus (B) $20 million minus (y) the Market Value of a share of Buyer Class A Common Stock on the Final Measurement Date multiplied by the aggregate number of Original Shares issued in the Merger.

     If the Total Warrant Value for any Original Holder and its Permitted Transferees is positive, then such Original Holder and its Permitted Transferees shall be entitled, for a period of five years beginning on the thirtieth day after the Final Measurement Date (the "Warrant Measurement Date"), to exercise their Warrants to purchase shares of Buyer Class A Common Stock. Buyer shall have the right to buy the Warrant held by each Warrant holder, in whole and not in part, by paying the Warrant Value Amount on the Warrant Measurement Date to the holder thereof either in immediately available funds or, except as provided below, in shares of Buyer Class A Common Stock valued at the Market Value per share of Buyer Class A Common Stock as of the Warrant Measurement Date (but not in a combination of both); provided, however, that Buyer shall not have the option set forth above and Buyer shall pay the Warrant Value Amount in immediately available funds to each Warrant holder, if Buyer Class A Common Stock is no longer listed on the NYSE or another national securities exchange or automated quotation system.

     (b) Determination of Exercise Price. Prior to the Final Measurement Date, a majority in interest of the Original Holders shall retain, at Buyer's expense, a nationally recognized investment banking firm with significant experience in the equity derivatives market (reasonably acceptable to Buyer) to determine the revised aggregate number of shares issuable upon exercise of the Warrants such that, in the written opinion of such investment banking firm rendered within 15 days after the Final Measurement Date, on the Final Measurement Date, the Warrants issued to the Original Holders and their Permitted Transferees would have an aggregate value, based upon the assumptions set forth on Exhibit A, equal to the Warrant Value Amount. Within two (2) Business Days after the determination of the Warrant Value Amount, Buyer shall notify each Warrant holder of the Warrant Value Amount and such holder of its Total Warrant Value and contemporaneously, such investment bank shall provide to Buyer and holder a copy of its opinion and of its standing bid, each as described in Exhibit A.

     (c) Separate Agreements with Holders. At the request of any holder of shares of Company Common Stock (or, after the Effective Time, any Original Holder), Buyer will enter into a separate agreement with such holder to evidence the obligations of Buyer under this Section 3.5.

     (d) Adjustments for Reclassifications, Etc. If after the date hereof the outstanding shares of Buyer Class A Common Stock shall be changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, the aggregate number of Warrants and calculations set forth in this Section 3.5 shall be correspondingly adjusted.

     Section 3.6. Escrow Holdback Shares. (a) At the Effective Time, 1,818,430 shares of Buyer Class A Common Stock (if the Maximum Merger Shares are issued), or 1,363,822 shares of Buyer Class A Common Stock (if the Minimum Merger Shares are issued) (as the case may be, the "Escrow Holdback Shares") shall be deposited in escrow with an escrow agent mutually agreed upon by Buyer and the Company prior to the Closing (the "Holdback Escrow Agent"), to be held and administered in accordance with the terms and conditions of a Holdback Escrow Agreement, substantially in the form attached hereto as Exhibit B (the "Holdback Escrow Agreement"), against which Escrow Holdback Shares Buyer shall be entitled, in accordance with the terms of the Holdback Escrow Agreement, to recover Damages (as defined in the Holdback Escrow Agreement) that may be suffered by Buyer and that are indemnifiable in accordance with the terms of the Holdback Escrow Agreement (an "Escrow Claim Event").

     (b) Claims in respect of Escrow Claim Events shall be made, and may be disputed, in accordance with the terms and conditions of the Holdback Escrow Agreement. Upon the occurrence of certain events, the number of Escrow Holdback Shares shall be released to Buyer to satisfy such claims as determined in accordance with the terms of the Holdback Escrow Agreement. Upon termination of the escrow, all shares of

Buyer Class A Common Stock remaining in escrow shall be released in accordance with the terms of the Holdback Escrow Agreement.

     (c) The holder of any shares of Buyer Class A Common Stock received in the Merger, by acceptance thereof, agrees to the terms set forth in Section 3.6 of this Agreement and in Exhibit E and to the appointment of the Indemnification Representative named in the notice and transmittal form provided by the Exchange Agent pursuant to Section 3.9 of this Agreement.

     Section 3.7. Stock Options. (a) The Company shall take all actions necessary to provide that all outstanding options to acquire shares of Company Common Stock ("Options") granted under any stock option plan, program or similar arrangement of the Company or any of its Subsidiaries, each as amended (the "Stock Option Plans"), shall become fully exercisable and vested immediately prior to the Effective Time whether or not otherwise exercisable and vested. The Company shall comply with the terms of the Stock Option Plans, as applicable, and, to the extent required thereunder, provide written notice to the holders of Options that such Options shall be treated as set forth herein. All Options which are outstanding immediately prior to the Effective Time shall be canceled and become null and void and the holders thereof shall be entitled to elect (1) to receive from the Company at the same times and in the same manner as the Company Stockholders pursuant to this Article III, for each Option to acquire one share of Company Common Stock, (A) an amount in cash equal to (x) the cash payable to the holder of one share of Company Common Stock pursuant to Section
3.2 assuming all Options had been exercised prior to the Effective Time minus
(y) the exercise price per share of such Option (the "Exercise Difference"), plus (B) certificates representing that number of shares of Buyer Class A Common Stock which the holder of one share of Company Common Stock would have the right to receive pursuant to Sections 3.1 and 3.2 as adjusted as set forth in Section
3.3 hereof assuming all Options had been exercised prior to the Effective Time, plus (C) Warrants in an amount issued to the holder of one share of Company Common Stock pursuant to Section 3.5, plus (D) the right to receive the Contingent Additional Consideration that may be payable to the holder of one share of Company Common Stock pursuant to Section 3.4, or (2) if the Exercise Difference is negative, as a condition for receiving the Buyer Class A Common Stock, the Warrants and the right to receive the Contingent Additional Consideration under clause (1) above, to pay such difference in cash to the Company on or before the Closing Date. All applicable withholding taxes attributable to the payments made hereunder or to distributions contemplated hereby shall be deducted from the amounts payable under clause (A) above or by payment of cash by the Option holder if amounts payable under clause (A) are insufficient.

     (b) The Stock Option Plans shall terminate immediately prior to the Effective Time.

     Section 3.8. Appraisal Rights. (a) Notwithstanding anything in this Agreement to the contrary, but only in the circumstances and to the extent provided by the Delaware Corporation Law, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by Company Stockholders who were entitled to but did not vote such shares in favor of the Merger (or who did not provide written consent to the Merger if approval was effected through written consent) and who shall have properly and timely delivered to the Company a written demand for appraisal of their shares of Company Common Stock in accordance with Section 262 of the Delaware Corporation Law ("Dissenting Shares") shall not be converted into the right to receive, or be exchangeable for, the Merger Consideration. Instead, the holders thereof shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the Delaware Corporation Law; provided, however, that (i) if any holder of Dissenting Shares shall subsequently withdraw its demand for payment of the fair value of such Dissenting Shares or (ii) if any holder fails to establish and perfect its entitlement to the relief provided in Section 262 of the Delaware Corporation Law, the rights and obligations of such holder to receive such fair value shall terminate, and such Dissenting Shares shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, the Merger Consideration in accordance with Section 3.2(a) hereof.

     (b) Within three (3) days prior to the Effective Time, the Company shall give Buyer written notice of any demands received by the Company for appraisal of Dissenting Shares. Prior to the Closing, the Company shall control all negotiations and proceedings with respect to such demands and on and after the Closing,

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Questor shall exercise such control. The Surviving Corporation shall promptly pay to any holder of Dissenting Shares any and all amounts due and owing to such holder as a result of any settlement or determination by the Court of Chancery of the State of Delaware with respect to such demands. If, as a result of any such settlement or determination (i) any Company Stockholder is entitled to receive as payment for its Dissenting Shares an amount per share that exceeds the amount of the Merger Consideration (such excess over the amount of the Merger Consideration, the "Appraisal Reduction Amount"), then the number of Aggregate Merger Shares shall be reduced by an amount equal to such Appraisal Reduction Amount (with each share of Buyer Class A Common Stock having a value equal to the amount of the Merger Consideration for purposes of this Section 3.8), and each Original Holder shall surrender to Buyer shares of Buyer Class A Common Stock for cancellation, in each case representing such holder's pro rata share of the Appraisal Reduction Amount based on the percentage of the Aggregate Merger Shares received by such holder, or if such Original Holder has transferred any of its Original Shares, then such Original Holder shall pay in immediately available funds an amount equal to such holder's pro rata share of the Appraisal Reduction Amount, or (ii) any Company Stockholder is entitled to receive an amount per share that is less than the amount of the Merger Consideration (such decrease under the amount of the Merger Consideration, the "Appraisal Addition Amount"), then Buyer shall promptly pay to the Original Holders pro rata in cash an amount equal to the Appraisal Addition Amount multiplied by the aggregate number of Dissenting Shares subject to such Appraisal Addition Amount. The Company shall comply with the notice provisions of Section 262 of the Delaware Corporation Law.

     Section 3.9. Buyer to Make Certificates Available. (a) Prior to the Closing, Buyer shall select a person or persons to act as exchange agent for the Merger (the "Exchange Agent"), which person or persons shall be reasonably acceptable to the Company. On the Closing Date, Buyer shall deliver to the Exchange Agent, in trust for the benefit of the Company Stockholders (other than Company Stockholders who hold Dissenting Shares), cash in the amount sufficient to pay the aggregate cash portion of the Merger Consideration, certificates representing Buyer Class A Common Stock sufficient to pay the aggregate stock portion of the Merger Consideration (less the Escrow Holdback Shares delivered to the Holdback Escrow Agent in accordance with Section 3.6) and Warrants sufficient to pay the aggregate warrant portion of the Merger Consideration. As soon as reasonably practicable after the Effective Time but in no event more than ten (10) Business Days after the Effective Time, Buyer shall cause the Exchange Agent to send a notice and a transmittal form to each Company Stockholder advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent for cancellation such holder's certificates representing Company Common Stock ("Certificates") in exchange for the Merger Consideration. Each Company Stockholder will be entitled to receive, upon surrender to the Exchange Agent for cancellation of one or more Certificates and compliance with this Article III, a certified or bank cashier's check in the amount equal to the cash which such holder has the right to receive pursuant to the provisions of this Article III (including any cash in lieu of fractional shares of Buyer Class A Common Stock), shares of Buyer Class A Common Stock and Warrants which such holder has the right to receive pursuant to the provisions of this Article III, and the Certificates so surrendered shall forthwith be canceled; provided, however, that any Company Stockholder in attendance or represented at the Closing which surrenders for cancellation Certificates at such time will receive such cash, shares and Warrants as set forth above at the Closing with respect to the shares of Company Common Stock represented by such Certificates. The cash paid, the shares of Buyer Class A Common Stock and the Warrants issued upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such shares of Company Common Stock (except with respect to the right to receive the Contingent Additional Consideration, if any, as provided in Section 3.4).

     (b) Any Company Stockholder who has not exchanged its Certificates for the Merger Consideration in accordance with subsection (a) within six months after the Effective Time shall have no further claim upon the Exchange Agent, and shall thereafter look only to Buyer and the Surviving Corporation for payment in respect of its shares of Company Common Stock. Until so surrendered, Certificates shall represent solely the right to receive the Merger Consideration, subject to the holdback contemplated by Section 3.6 of this Agreement. If any Certificates entitled to payment pursuant to Section 3.2 shall not have been surrendered for such payment prior to such date on which any payment in respect thereof would otherwise escheat to or become the property of any Governmental Entity, the shares of Company Common Stock represented thereby shall, to the extent permitted by applicable law, be deemed to be canceled and no money or other property will be due to the holder thereof.

     Section 3.10. Dividends; Transfer Taxes. No Distributions that are declared or made with respect to Buyer Class A Common Stock will be paid to persons entitled to receive certificates representing Buyer Class A Common Stock pursuant to this Agreement until such persons properly surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Buyer Class A Common Stock shall be issued any Distributions which shall have become payable with respect to such Buyer Class A Common Stock in respect of a record date after the Effective Time and before the time of surrender. In no event shall the person entitled to receive such Distributions be entitled to receive interest on such Distributions. In the event that any certificates for any shares of Buyer Class A Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it shall be a condition of such exchange that the Certificate or Certificates so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Buyer Class A Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any shares of Buyer Class A Common Stock or dividends thereon delivered to a public official pursuant to any applicable escheat, abandoned property or similar laws.

     Section 3.11. No Fractional Securities. Notwithstanding any other provision of this Agreement, no certificates or scrip for shares of common stock representing less than one share of Buyer Class A Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article III and no Distribution that is declared or made with respect to Buyer Class A Common Stock, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. Each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Class A Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Class A Common Stock multiplied by the Transaction Price.

     Section 3.12. Closing of Company Transfer Books. Immediately prior to the Effective Time, the Company Common Stock transfer books shall be closed and no transfer of Company Common Stock shall thereafter be made.

     Section 3.13. Legends and Transfer Restrictions. (a) Unless the shares of Buyer Class A Common Stock issued in the Merger or pursuant to Section 3.4 or pursuant to the exercise of the Warrants issued pursuant to Section 3.5 or pursuant to Section 3.7 shall have been registered prior to their respective issuance dates under the provisions of the Securities Act, each certificate representing such shares of Buyer Class A Common Stock may contain one or more of the following legends:

     "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold, pledged, hypothecated, exchanged, transferred or otherwise disposed of unless (A) registered under such Act and any applicable state securities and "blue sky" laws or (B) an opinion of counsel satisfactory to Buyer and its counsel that such registration is not necessary has been delivered to Buyer"; and

any legend required by the securities or blue sky laws of any state where a holder of Buyer Class A Common Stock resides, including any legend necessitated by any other agreement to which such holder is or may become a party arising out of this Agreement.

     (b) The holder of any shares of Buyer Class A Common Stock, by acceptance thereof, agrees, so long as the legend described in this Section 3.13 shall remain on the certificate evidencing such shares, prior to any transfer (including any pledge, sale, assignment, hypothecation, gift or other transfer) of any of the same, to comply in all respects with the legend requirements of this Section 3.13. Each certificate evidencing the shares issued upon any such transfer shall bear the same legends as set forth in this Section 3.13 unless, immediately following such transfer, such shares are no longer subject to any restriction on transfer under any applicable agreement or under applicable federal or state securities laws.

     Section 3.14. Exemptions from Registration and Qualification. At Buyer's option, the shares of Buyer Class A Common Stock to be issued in connection with the Merger will be issued either (a) in a transaction exempt from registration under the Securities Act by reason of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder, and will be exempt from registration or qualification under state securities and "blue sky" laws or (b) pursuant to a Registration Statement on Form S-4 (the "S-4").

     Section 3.15. Registration Rights. The holders of shares of Buyer Class A Common Stock issued pursuant to Section 3.2, 3.4 or 3.7 or issuable upon exercise of, or issued in exchange for, the Warrants issued pursuant to Section
3.5 shall have, subject to compliance with the obligations contained therein, the registration rights set forth in Exhibit E hereto, and Buyer shall take such actions to register shares of Buyer Class A Common Stock issuable thereunder as provided therein.

     Section 3.16. Business Combinations. If, on or prior to the later of (i) the Final Measurement Date, (ii) the Warrant Measurement Date, or (iii) the date on which no Warrants are outstanding, Buyer shall consolidate or merge in a transaction in which Buyer is not the Surviving Person (as defined below), merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person in one or a series of transactions (a "Business Combination"), the provisions of Section 3.16(b) are applicable unless:

          (a)(1) the person formed by such consolidation or into which Buyer is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of Buyer substantially as an entirety (the "Surviving Person") is a corporation, partnership or limited liability company, (2) the consideration payable to holders of Buyer Class A Common Stock consists solely of stock of the Surviving Person or its parent that is listed on a national securities exchange or automated quotation system (other than cash paid in lieu of fractional shares and cash paid for Dissenting Shares), and (3) the Surviving Person or, if the Surviving Person is a wholly-owned subsidiary and the consideration payable consists of stock of the parent of such Surviving Person, such Surviving Person's parent, expressly assumes payment of all amounts due as Contingent Additional Consideration and delivery of shares upon exercise of the Warrants (in each case appropriately adjusting such payment or delivery obligation to reflect the exchange ratio and the other terms of the Business Combination) and the performance of every covenant of this Agreement on the part of Buyer to be performed or observed;

          (2) Buyer shall deliver to each holder of Company Common Stock immediately prior to the Effective Time or each Original Holder at or after the Effective Time, as the case may be, an officer's certificate, stating that such Business Combination complies with this Section 3.16 and that all conditions precedent herein provided relating to such transaction have been complied with; and

          (3) The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, Buyer under this Agreement with the same effect as if the Surviving Person had been named as Buyer herein, and thereafter.

          (b) In case of a Business Combination in which all of the criteria contained in clause (a)(1) herein are not met with respect to the Surviving Person or its parent, as applicable, or at Buyer's option in the case of any Business Combination, the Annual Measurement Date, the Final Measurement Date and the Warrant Measurement Date shall be deemed to be the date of consummation of the Business Combination unless such date has already occurred and Buyer shall pay on or prior to the date of such Business Combination to each person entitled thereto in immediately available funds (i) all amounts remaining to be payable pursuant to Section 3.4(d) and (ii) the Warrant Value Amount, assuming the applicable payment dates therein are the dates of such Business Combination.

                                  ARTICLE IV.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Buyer that:

          Section 4.1. Corporate Organization and Authorization. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby.

          (b) The Company has all requisite corporate power and authority to carry on its business as presently conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of the activities conducted by it makes such qualification necessary, except where the failure to so qualify or to maintain such good standing (either in one jurisdiction or in the aggregate) would not have a Material Adverse Effect on the Company. As used in this Agreement, the term "Material Adverse Effect" means with respect to any person, any change or effect that is (i) materially adverse to the condition (financial or otherwise), business operations, assets or results of operations of such person and its Subsidiaries, taken as a whole or (ii) has a material adverse effect on the ability of such person to enter into this Agreement or consummate the transactions contemplated hereby.

          (c) As of the date hereof, each Subsidiary of the Company is identified in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1997. Except for the Subsidiaries of the Company listed in such quarterly report, there is no corporation, association, subsidiary, partnership, limited liability company or other entity of which the Company owns or controls, directly or indirectly, more than 10% of the outstanding equity interests.

          (d) Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority and, except as set forth on Schedule 4.1(d), all governmental authorizations, certificates, permits, licenses, consents and approvals required to carry on its business as presently conducted, except where the failure to possess such authorizations, certificates, licenses, consents and approvals (either individually or in the aggregate) would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Subsidiary of the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of the activities conducted by it makes such qualification necessary, except where the failure to so qualify or to maintain such good standing (either in one jurisdiction or in the aggregate) would not have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth on Schedule 4.1(d), there are no voting trusts or other agreements or understandings with respect to the voting of capital stock or other equity interests of the Company or any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party.

          (e) Except as set forth on Schedule 4.1(e), all of the outstanding capital stock of each Subsidiary of the Company (i) has been validly issued, is fully paid and nonassessable and is not subject to preemptive or similar rights and (ii) is owned by the Company, directly or indirectly, free and clear of any lien or other encumbrance. There are no outstanding
     (i) securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company or (ii) options or other rights to acquire from the Company or any Subsidiary of the Company, and no other obligation of the Company or any Subsidiary of the Company to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for, any capital stock, voting securities or ownership interests in such Subsidiary (items in clauses (i) and (ii) being referred to collectively as the "Company Subsidiary Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities.

          (f) This Agreement has been duly executed and delivered by the Company and, except for obtaining the approval to the Merger of (i) a majority of holders of the Company Common Stock and (ii) the Board of Directors of the Company, each of which approval has been obtained prior to the execution hereof, no corporate authorization on the part of the Company is necessary to consummate the transactions contemplated by this Agreement.

          (g) This Agreement constitutes a valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except to the extent enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

          (h) The copies of the respective Certificates of Incorporation and By-Laws, and all amendments thereto to the date of this Agreement, of the Company and its Subsidiaries heretofore delivered to Buyer are complete and true copies of such documents as in effect on the date hereof.

     Section 4.2. Capitalization. (a) As of the date hereof, the authorized stock of the Company consists of Two Hundred Seventy Five Thousand (275,000) shares of Common Stock, par value $0.01 per share ("Company Common Stock"), of which (i) Two Hundred Twenty Five Thousand (225,000) shares have been designated Class A Common Stock, (ii) Twenty Five Thousand (25,000) shares have been designated Class B Common Stock and (iii) Twenty Five Thousand (25,000) shares have been designated Class C Common Stock.

     (b) As of the date hereof, (i) One Hundred Nine Thousand Ninety (109,090) shares of Class A Common Stock are outstanding, (ii) Thirteen Thousand Nine Hundred Ten (13,910) shares of Class B Common Stock are outstanding and (iii) no more than Eighteen Hundred (1,800) shares of Class C Common Stock are outstanding. All of such issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and, except as set forth on Schedule 4.2(b) hereto, not subject to preemptive or similar rights. All holders of Class A and B Company Common Stock are Accredited Investors. Schedule 4.2(b) hereto sets forth the name of each holder of Class A, Class B and Class C Company Common Stock as of March 2, 1998 and the number of shares owned by each such holder on such date.

     (c) Schedule 4.2(c) hereto sets forth, as of the date hereof, the name of each holder of Options, together with the number of options to purchase Company Common Stock held by each such holder. Except as set forth in this Section 4.2(c) and on Schedule 4.2(c), there are (i) as of the date hereof, no outstanding shares of capital stock or other equity securities of the Company and no outstanding options, warrants or rights to purchase or acquire from the Company any capital stock of the Company or other equity securities, (ii) no existing registration covenants with the Company with respect to Outstanding Company Shares, and (iii) as of the date hereof, no convertible securities or other contracts, commitments, agreements, understandings, arrangements or restrictions by which the Company is bound to issue any additional shares of its capital stock or other equity securities. Except as set forth in Schedule 4.2(c), there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other equity securities of the Company.

     Section 4.3. Noncontravention. Subject to the expiration or termination of the applicable waiting period required by the H-S-R Act, except as disclosed in Schedule 4.3 hereto, neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby:

          (i) violates, or conflicts with, or constitutes a default under, the certificate or articles of incorporation or by-laws, as amended, of any of the Company or any of its Subsidiaries, or

          (ii) violates or will violate any statute or law or any rule, regulation, order, judgment or decree of any court or governmental authority to which the Company or any of its Subsidiaries or any of their properties or assets is subject, except where the existence of such violation would not, individually or in the aggregate, have a Material Adverse Effect on the Company, or

          (iii) (with or without notice or lapse of time or both), constitutes a default under any contract or agreement of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound, except where the existence of such defaults would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, or

          (iv) requires that the Company obtain any consents or approvals of third parties, except where the failure to obtain such consents or approvals would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

     Section 4.4. SEC Filings. The Company has timely made all filings with the SEC that it has been required to make under the Securities Act or the Exchange Act (collectively, the "Company Public Reports"). Each of the Company Public Reports has complied with the Securities Act and the Exchange Act in all material respects. None of the Company Public Reports, as of its respective date, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Included in such Company Public Reports are (i) the unaudited consolidated statements of operations (x) for the Company, for the three months ended September 30, 1997 and the nine months ended September 30, 1997 and (y) for the Company's predecessor, the three months ended September 30, 1996 and the nine months ended September 30, 1996, (ii) the audited consolidated balance sheets of the Company and its Subsidiaries at December 31, 1996 and the notes thereto, (iii) for the period from September 5, 1996 to December 31, 1996 the audited consolidated statement of operations, changes in shareholders' equity and cash flows of the Company and the notes thereto, (iv) the unaudited consolidated balance sheet of the Company and its Subsidiaries at September 30, 1997 (the "Interim Balance Sheet"), (v) the unaudited consolidated statements of cash flows (x) for the Company's predecessor, for the nine months ended September 30, 1996 and (y) for the Company, for the nine months ended September 30, 1997 and the notes thereto and (vi) for the Company's predecessor the other financial statements contained in the Company Public Reports (collectively, the "Interim Financial Statements").

     Section 4.5. Financial Statements; Stockholders' Equity. (a) Except as set forth in Schedule 4.5, all of the financial statements included in the Company Public Reports, and the audited financial statements of the Company for the year ended December 31, 1997 to be delivered prior to the Closing complied (or will comply) as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared (or will be prepared) in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present (or will fairly present) in accordance with applicable requirements of GAAP (subject, in the case of unaudited statements, to normal recurring adjustments, none of which were or are expected, individually or in the aggregate, to be material in amount) the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of the Company and its consolidated Subsidiaries for the periods presented therein. Except as set forth in the Company Public Reports and except as incurred or accrued in the ordinary course of business consistent with prior practice subsequent to September 30, 1997, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto, other than liabilities or obligations which individually or in the aggregate, do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (b) The total stockholders' equity of the Company, on a consolidated basis, as of December 31, 1997, determined in accordance with GAAP, is at least $101,500,000.

     Section 4.6. Legal Proceedings. Except as disclosed in the Company Public Reports or as set forth on Schedule 4.6 hereto, as of the date hereof there are no (and, except as arising in the normal course of business from the date hereof through the Closing Date or relating to breaches or liabilities disclosed in the Disclosure Schedules as of the date hereof, as of the Closing Date there will be
no) claims, actions, suits, proceedings or investigations pending or, to the Company's Knowledge, threatened by or against or involving, the Company or any of its Subsidiaries (a) seeking to enjoin, prohibit, restrain or otherwise prevent the transactions contemplated hereby or
(b) which, if determined adversely to the Company, would, individually or in the aggregate, result in a Material Adverse Effect on the Company. Except as disclosed in the Company Public Reports, as of the date hereof there are no (and, except as arising in the normal course of business from the date hereof through the Closing Date or relating to breaches or liabilities disclosed in the Disclosure Schedule as of the date hereof, as of the Closing Date there will be
no) judgments, decrees or orders issued by any court, board or other governmental or administrative agency presently outstanding and unsatisfied against the Company or any Subsidiary of the Company or any of their respective assets, except where the existence of such judgment, decree or order would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 4.7. Employee Plans. (a) None of the Employee Benefit Plans is a "multiemployer plan", as defined in Section 4001(a)(3) of ERISA ("Multiemployer Plan"). Neither the Company nor any Subsidiary of the Company has withdrawn in a complete or partial withdrawal from any Multiemployer Plan, nor has any of them incurred any liability due to the termination or reorganization of a Multiemployer Plan. "Employee Benefit Plans" means "employee benefit plans", as defined in Section 3(3) of ERISA, and all other employee benefit arrangements, employment agreements, or payroll practices, including, without limitation, any such arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options (including those held by directors, employees, and consultants), hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, that are maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is obligated to contribute thereunder for current or former employees of the Company or any Subsidiary of the Company.

     (b) None of the Employee Benefit Plans is a "single employer plan", as defined in Section 4001(a)(15) of ERISA, that is subject to Title IV of ERISA. Neither the Company nor any Subsidiary of the Company has incurred any outstanding material liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA. Neither the Company nor any ERISA Affiliate has engaged in any transaction described in Section 4069 of ERISA.

     (c) To the Company's Knowledge, each Employee Benefit Plan that is intended to qualify under Section 401 of the Code, and each trust maintained pursuant thereto, has been determined to be exempt from federal income taxation under
Section 501 of the Code by the IRS, and, to the Company's Knowledge, nothing has occurred with respect to the operation of any such Employee Benefit Plan that would cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

     (d) There has been no material violation of ERISA or the Code with respect to the filing of applicable reports, documents and notices regarding the Employee Benefit Plans with the Secretary of the Department of Labor or the Secretary of the Department of Treasury or the furnishing of required reports, documents or notices to the participants or beneficiaries of the Employee Benefit Plans.

     (e) To the Company's Knowledge, there are no pending audits, investigations, actions, claims or lawsuits which have been asserted, instituted or, to the Company's Knowledge, threatened, against the Employee Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Employee Benefit Plans with respect to the operation of such plans (other than routine benefit claims).

     (f) To the Company's Knowledge, the Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations.

     (g) Except as set forth on Schedule 4.7(g), no payment required to be made to any employee associated with the Company or any Subsidiary of the Company as a result of the transactions contemplated hereby under any contract or otherwise will, if made, constitute an "excess parachute payment" within the meaning of Section 280G of the Code.

     (h) To the Company's Knowledge, except as provided in Section 4.7 or set forth on Schedule 4.7(h), the consummation of the transactions contemplated hereby will not accelerate the vesting or payment of any benefit under any Employee Benefit Plan.

     (i) For purposes of this Section 4.7, the term "Subsidiaries" (or "Subsidiary" as the context may require) means any entity treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code.

     Section 4.8. Intellectual Property. Except as set forth on Schedule 4.8, the Company and its Subsidiaries own, free and clear of any liens, or are licensed or otherwise have the right to use all (i) Transferred Intellectual Property as set forth on Schedule 4.8 and (ii) the intellectual property licensed to the Company under the Copyright License Agreement, the Software License Agreement and the Trademark License Agreement (such agreements, together with the Transferred Intellectual Property, the "Company Intellectual Property"). Except as set forth on Schedule 4.8, the Company Intellectual Property includes all the intellectual property which is material to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole. Except for any of the following that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and except as set forth on Schedule 4.8:

          (a) no proceedings have been instituted or are pending or, to the Company's Knowledge, are threatened, which challenge any rights in respect of the validity of the Company Intellectual Property;

          (b) to the Company's Knowledge, none of the Company Intellectual Property infringes upon or otherwise violates the rights of others or is being infringed upon by others, and none is subject to any outstanding order, decree, judgment, stipulation or charge;

          (c) with the exception of the Patent License Agreement, no licenses, sublicenses or agreements granting rights in any of the Company Intellectual Property have been granted or entered into by the Company, which in each case remain in effect; and

          (d) the Company has not received any notice of interference or infringement of any of the Company Intellectual Property.

Neither the Company nor any of its Subsidiaries is obligated to pay any royalties or make similar payments in respect of the Company Intellectual Property.

     Section 4.9. Events Subsequent to September 30, 1997. Except as set forth on Schedule 4.9 hereto or as disclosed in the Company Public Reports, since September 30, 1997, the Company has conducted its business in the ordinary course and there has not been (a) any material adverse change in the condition (financial or otherwise), business, operations, assets or results of operations of the Company and its Subsidiaries, (b) any declaration, setting aside or payment of any dividend or any other distribution with respect to any of the capital stock or other equity interests of the Company, or (c) any material change by the Company in accounting principles.

     Section 4.10. Compliance with Laws. (a) Except for such non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect on the Company and, except as disclosed on Schedule 4.10(a), the conduct of the Company and its Subsidiaries complies in all material respects with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, except for violations or failures to so comply, if any, that are consistent with the relevant industry standard. No action or proceeding relating to any such statutes, laws, regulations, ordinances, rules, judgments, orders or decrees is pending or, to the Company's Knowledge, threatened, except for such actions and proceedings as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (b) Schedule 4.10(b) sets forth information as to any violation or alleged violation, with respect to any real property leased by the Company or any of its Subsidiaries, of any existing federal, state, local or foreign law or regulation (or order, permit, plan or compliance schedule) pertaining to environmental protection, including without limitation the discharge or disposal of air or water pollutants, poisoned waste wells, or the storage, treatment or disposal of solid or hazardous or toxic substances (collectively, "Environmental Law") of which the Company or any of its Subsidiaries has received notice which would have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as disclosed in Schedule 4.10(b), neither the Company nor any of its Subsidiaries is currently, and to the Company's Knowledge has not been, in material violation of any such Environmental Law, and, except as set forth in
Schedule 4.10(b), neither the Company nor any of its Subsidiaries is currently required to incur any material expenditures for purposes of compliance therewith, except for such violations, expenditures, or noncompliance, as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has furnished Buyer with copies of all internally prepared or commissioned environmental studies, assessments or reports in the Company's possession or control that are specific to the properties subject to the Disclosed Leases.

     (c) Except as disclosed in Schedule 4.10(c), to the Company's Knowledge, there are no underground storage tanks or regulated above ground storage tanks located at any real property subject to the Leases, nor has the Company used any such property or permitted any such property to be used for the maintenance and servicing of vehicles.

     (d) Except as disclosed in Schedule 4.10(d), to the Company's Knowledge, no asbestos or asbestos containing material is present at any real property subject to the Leases.

     (e) Except as disclosed in Schedule 4.10(e), to the Company's Knowledge, no hazardous substance, pollutant or contaminant, as defined in any Environmental Law, and no oil, as defined in the Oil Pollution Act of 1990, 33 U.S.C. 2730, was released at any real property subject to the Leases at any time when the Company used or occupied such property except for such presence which would not now or with the passage of time require any remediation, removal, corrective action, investigation or monitoring under any Environmental Law.

     Section 4.11. Registration Statement. The information with respect to the Company or any Subsidiary of the Company that the Company furnishes to Buyer in writing specifically for use in (a) the S-4 and the Registration Statement on Form S-3 (the "S-3") will not contain at the time any such Registration Statement becomes effective, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein not misleading and (b) the Proxy Statement relating to the stockholders' meeting referred to in Section 6.19 (the "Proxy Statement") will not contain at the time such Proxy Statement is mailed and the date of the stockholders' meeting, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein not misleading.

     Section 4.12. Properties; Leases. Except as disclosed in the Company Public Reports or as set forth on Schedule 4.12 and except for Permitted Liens,

     (a) the Company or one of its Subsidiaries has good and marketable title, free and clear of all liens and encumbrances, to the trucks and the other assets of the Company and its Subsidiaries that are reflected in the financial statements included in the Company's Form 10-Q for the quarter ended September 30, 1997, except where such failure to hold such title would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company owns or holds under valid and existing lease or license each piece of real or personal property included in or capitalized on the Interim Financial Statements;

     (b) neither the Company nor any of its Subsidiaries owns any real property.
Schedule 4.12 sets forth a complete and correct list of the leases (i) for the Company's headquarters and (ii) for the locations in which the Company has significant office operations (the "Disclosed Leases"). Except for any of the following that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) to the Company's Knowledge, neither the whole nor any portion of any property on which the Company or any of its Subsidiaries has a leasehold interest (the "Leases") has been condemned, requisitioned or otherwise taken by any public authority, and no notice of any such condemnation, requisition or taking has been received or is threatened, (ii) to the Company's Knowledge, the Leases are in full force and effect and are valid, binding and enforceable in accordance with their respective terms against the parties thereto, except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors' rights generally or by general equitable principles, (iii) no amount payable under any Lease is past due, (iv) the Company, and to the Company's Knowledge each other party thereto, has complied with all material commitments and obligations on its part to be performed or observed under each Lease, and (v) the Company has not received any notice of a default (which has not been cured), offset or counterclaim under any Lease, or any other communication calling upon the Company to comply with any provision of any Lease or asserting non-compliance (which has not been cured), and no event or condition has happened or presently exists which constitutes a material default or, after notice or lapse of time or both, would constitute a material default under any Lease; and

     (c) the Company has not mortgaged, pledged or otherwise encumbered its interest in any premises covered by the Leases, nor has it assigned its interest under any Lease or sublet all or any portion of any real property which it leases nor has it granted to any person any rights to any of the premises covered by any Lease or in and to any Lease, other than the right of any dealer to occupy any part of the premises covered by the Leases for the purpose of operating a store for the business of the Company or any of its Subsidiaries.

     Section 4.13. Tax Matters. (a) Except as otherwise disclosed in Schedule 4.13(a): (i) all Tax returns required to be filed by each of the Company and its Subsidiaries have been filed and each has paid (or the Company has paid on its Subsidiary's behalf), or has set up an adequate reserve for the payment of, all material Taxes required to be paid in respect of the periods covered by such returns; (ii) neither the Company nor any of its Subsidiaries is delinquent in the payment of any material tax, assessment or governmental charge; (iii) except for Permitted Liens, there are no Tax liens upon the assets of the Company or any of its Subsidiaries except liens for Taxes not yet due or being contested in good faith through appropriate proceedings; and (iv) no material deficiency for any Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been resolved, reserved against or paid in full.

     (b) Except as otherwise disclosed in Schedule 4.13(b): (i) all Taxes, deposits or other payments for which the Company or any of its Subsidiaries is liable through the date hereof either have been paid or accrued in full on the books and records of the Company or its Subsidiaries, as applicable, except for such Taxes as are not required by GAAP to be accrued or are immaterial in amount; (ii) there are not now any extensions of time in effect with respect to the dates on which any returns or reports with respect to any Taxes were or are due to be filed; (iii) no audit or investigation of any return or report of Taxes is currently underway, pending or, to the Company's knowledge, threatened; and (iv) there are no outstanding waivers or agreements by the Company or any Subsidiary of the Company for the extension of time for the assessment of any material Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information or any other matter pending between the Company or any of its Subsidiaries and any taxing authority.

     (c) The Company has delivered to Buyer true and complete copies of all federal and state income tax returns (together with any Revenue Agent's Reports) relating to the operations of the Company and the Subsidiaries of the Company for the taxable years ended since 1996.

     (d) None of the Company or any of its Subsidiaries has filed a consent pursuant to Section 341(f) of the Code. None of the Company, any of its Subsidiaries or any predecessor in interest of such party, has filed, or may be deemed to have filed, any election under Section 338 of the Code.

     (e) Except as set forth on Schedule 4.13(e), neither the Company nor any of its Subsidiaries has made any payment which constitutes an "excess parachute payment" within the meaning of Section 280G of the Code, and no payment by the Company or any of its Subsidiaries required to be made under any contract will, if made, constitute an "excess parachute payment" within the meaning of Section 280G of the Code.

     (f) Except as set forth in Schedule 4.13(f), neither the Company nor any of its Subsidiaries is a party to any tax allocation or tax sharing agreement.

     (g) None of the Company or any of its Subsidiaries has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income tax return (other than a group the common parent of which was the Company).

     Section 4.14. Brokerage. Except for Questor Management Company, no broker, agent, finder or financial advisor has acted, directly or indirectly, for the Company, and with such exception, the Company has not incurred any obligation to pay any brokerage fee, agent's commission, finder's fee, financial advisory fee or other commission in connection with the transactions contemplated by this Agreement.

     Section 4.15. Insurance; Protection Products. (a) Schedule 4.15(a) lists insurance policies owned or held by the Company or any of its Subsidiaries as of February 28, 1998, which may cover the Company or any of its assets. As of the date hereof, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid to the extent due, and no notice of cancellation or termination has been received with respect to any such policy. To the best of the Company's Knowledge, the insurance maintained by the Company and its Subsidiaries is customary in the industry and complies with applicable material governmental regulations.

     (b) Schedule 4.15(b) lists all protection products offered as of the date hereof by the Company and its Subsidiaries in connection with the rental of trucks by the Company.

     Section 4.16. Contracts. Schedule 4.16 sets forth a complete and correct list of (i) all material contracts between Ryder Truck Rental, Inc. and/or Ryder System Inc. and the Company or any of its Subsidiaries and (ii) all contracts entered into by the Company or any of its Subsidiaries since September 30, 1997 and on or prior to the date hereof that would be required to be filed as an exhibit to any Form 10-K or 10-Q filed by the Company. The Company has delivered to the Buyer or its representatives true and complete originals or copies of all contracts set forth in clauses (i) and (ii). Except as disclosed in Schedule 4.16, to the Company's Knowledge, all material contracts entered into by the Company or any of its Subsidiaries by which such parties are bound including the contracts disclosed in clauses (i) and (ii) above and the contracts filed as exhibits to the Company Public Reports (the "Contracts") are valid and binding and enforceable against the Company or its Subsidiaries, as the case may be, and against the other parties thereto, except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors' rights generally or by general equitable principles, the Company is not, and to the Company's knowledge, the other parties thereto are not, as of the date hereof, in material breach of any Contract or material default thereunder, and there does not exist under any provision thereof, to the Company's Knowledge, as of the date hereof, any event that, with the giving of notice or the lapse of time or both, would constitute such a breach or default, except for such failures to be valid and binding and such breaches, defaults and events as to which requisite waivers or consents have been or are obtained or which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as disclosed on Schedule 4.16, as of the date hereof no indemnification claim has been made by Ryder Truck Rental, Inc. and/or Ryder System Inc. with respect to any contracts between Ryder Truck Rental, Inc. and/or Ryder System Inc. and the Company or its Subsidiaries, as the case may be. To the Company's Knowledge, no material indemnification claims exist under any of the Contracts set forth in clause (i) above. Except as set forth in Schedule 4.16, no contract to which the Company or any of its Subsidiaries, contains any provision which creates, or purports to create, or subjects the Company or any of its Affiliates to, any material restriction on any business activity that may be conducted by the Company or any of its Affiliates through non-competes.

     Section 4.17.  Transactions with Affiliates.  (a) Except as set forth in
Schedule 4.17(a), no director, no shareholder and no persons controlled by any director or shareholder of the Company or any of its Subsidiaries or any entity in which any such director or other affiliate or associate, owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by any such person) has any interest in: (i) any contract, arrangement or understanding with, or relating to, the business or operations of the Company or any of its Subsidiaries; (ii) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Company or any of its Subsidiaries; or (iii) any property (real, personal or mixed), tangible, or intangible, used or currently intended to be used in, the business or operations of the Company or any of its Subsidiaries.

     (b) Except as set forth on Schedule 4.17(b), no officer of the Company or any of its Subsidiaries has sold or transferred any property or assets to or purchased or acquired any property or assets from, or otherwise engaged in any other transactions with the Company or any of its Subsidiaries, except that the Company and any of its Subsidiaries may have engaged in any of the foregoing transactions in the ordinary course of business at prices and on terms and conditions no less favorable to the Company or such Subsidiary than could have been obtained in an arm's-length basis from unrelated third parties.

     Section 4.18. Voting Requirements; Dissenters' Rights. The affirmative vote of the holders of a majority of the Outstanding Company Shares with respect to this Agreement and the Merger was the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement, the Merger and the transactions contemplated by this Agreement and the Merger.

     Section 4.19. Labor Matters. As of the date hereof, there are no collective bargaining agreements with labor unions or associations representing employees of the Company or any Subsidiary of the Company. Since October 17, 1996, there has been no material work stoppage against the Company or any of its Subsidiaries by any employees of the Company or any of its Subsidiaries nor, to the Company's Knowledge, is any such stoppage threatened. Neither the Company nor any of its Subsidiaries has been involved in or, to the Company's Knowledge, threatened with, any collective bargaining dispute, arbitration, lawsuit or administrative proceeding relating to a collective bargaining matter involving the employees of the Company or any of its Subsidiaries (excluding routine workers' compensation claims) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 4.20. Quantity and Maintenance of Trucks. As of January 31, 1998, the Company owned at least 29,000 trucks. Since such date, the Company has maintained the trucks in accordance with its ordinary course of business consistent with past practice, unless and until sold to third parties in the ordinary course of business.

     Section 4.21. Accounts Receivable. All accounts receivable of the Company and its Subsidiaries which are reflected on the Interim Balance Sheet are fairly presented thereon in accordance with GAAP.

     Section 4.22. Licenses, Permits, etc. Except as disclosed on Schedule 4.22, each of the Company and its Subsidiaries have all material licenses, permits, certificates, franchises, consents, approvals and other authorizations of any Governmental Entity required to carry on their business as presently conducted (the "Licenses"). All Licenses have been validly obtained and are in full force and effect except for those whose failure to be in full force and effect would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as disclosed on Schedule 4.22, as of the date hereof, no proceeding is pending or, to the Company's Knowledge, threatened seeking the revocation or limitation of any such License that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company. The businesses of the Company and its Subsidiaries are presently being conducted in a manner that does not violate in any material respect any of the terms or conditions under which any License was granted.

     Section 4.23. Disclosure. None of the representations and warranties by the Company in this Agreement and no statement on the part of the Company contained in any of the Schedules hereto contains or will contain as to the applicable representation and warranty any untrue statement of a material fact or omits or will at the Closing omit to state any material fact necessary in order to make any of the statements herein or therein, in light of the circumstances under which it was made, not misleading.

                                   ARTICLE V.

                    REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to the Company that:

          Section 5.1. Corporate Organization and Authorization. (a) Each of Buyer and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby.

          (b) Buyer has all requisite corporate power and authority and, except as set forth on Schedule 5.1(b), all governmental authorizations, permits, certificates, licenses, consents and approvals required to carry on its business as presently conducted, except where the failure to possess such authorizations, permits, certificates, licenses, consents and approvals (either individually or in the aggregate) would not have a Material Adverse Effect on Buyer. Buyer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of the activities conducted by it makes such qualification necessary, except where the failure to so qualify or to maintain such good standing (either in one jurisdiction or in the aggregate) would not have, individually or in the aggregate, a Material Adverse Effect on Buyer.

          (c) This Agreement has been duly executed and delivered by Buyer and Sub and, except for approval of this Agreement by Buyer's and Sub's Board of Directors and by a majority of holders of Sub's common stock, which approval has been obtained prior to the execution hereof, no corporate authorization on the part of Buyer or Sub is necessary to consummate the transactions contemplated by this Agreement. No approval by the shareholders of Buyer is required by law, charter or by-laws of Buyer, listing agreement with, or policy of the NYSE or otherwise for the consummation of this Agreement, it being understood, however, that in order for Buyer to issue a number of shares in excess of the Minimum Merger Shares, it must obtain shareholder approval to amend its Certificate of Incorporation to increase the number of shares of authorized common stock (and the failure of Buyer to obtain such approval shall give rise to Buyer's obligation to issue the Minimum Merger Shares and the Aggregate Cash Consideration deliverable pursuant to Section 3.1(b) hereof when the Minimum Merger Shares are issued pursuant to Section 3.1(a) hereof).

          (d) This Agreement constitutes a valid and binding agreement of Buyer and Sub and is enforceable against Buyer and Sub in accordance with its terms, except to the extent enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

          (e) The copies of the Certificate of Incorporation and By-Laws, and all amendments thereto to the date of this Agreement, of Buyer and Sub heretofore delivered to the Company are complete and true copies of such documents as in effect on the date hereof.

     Section 5.2. Capitalization. (a) As of the date hereof, the authorized capital stock of Buyer consists of: (i) Thirty Seven Million Five Hundred Thousand (37,500,000) shares of Common Stock, par value $0.01 per share ("Buyer Common Stock"), of which (x) Thirty Five Million (35,000,000) shares of Common Stock have been designated Class A Common Stock, par value $0.01 per share ("Buyer Class A Common Stock") and (y) Two Million Five Hundred Thousand (2,500,000) shares of Common Stock have been designated Class B Common Stock, par value $.01 per share ("Buyer Class B Common Stock"), and (ii) Two Hundred Fifty Thousand (250,000) shares of Preferred Stock, par value $0.01 per share.

     (b) As of March 3, 1998, (i) Twenty Five Million Six Hundred Sixty Two Thousand Eight Hundred Fifty Seven (25,662,857) shares of Buyer Class A Common Stock, and (ii) One Million Nine Hundred Thirty Six Thousand Six Hundred (1,936,600) shares of Buyer Class B Common Stock are issued and outstanding. All of such issued and outstanding shares of Buyer Common Stock are validly issued, fully paid and nonassessable. Except as set forth in Schedule 5.2(b) hereto, as of March 3, 1998, Buyer has no other outstanding capital securities or securities convertible into or exchangeable for any shares of its capital stock or any preemptive or other rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, any calls, commitments or claims of any character relating to, any shares of its capital stock or any securities convertible into or exchangeable for any shares of its capital stock.

     (c) Buyer has a sufficient number of shares of Buyer Class A Common Stock authorized and reserved for issuance to the holders of the Outstanding Company Shares and holders of Options to issue the Minimum Merger Shares in accordance with Section 3.1(a)(i)(y) of this Agreement.

     Section 5.3. Noncontravention. Subject to the expiration or termination of the applicable waiting period required by the H-S-R Act, except as disclosed in Schedule 5.3 hereto, neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby:

          (i) violates, or conflicts with, or constitutes a default under, the certificate or articles of incorporation or by-laws, as amended, of any of Buyer or any of its Subsidiaries, or

          (ii) violates or will violate any statute or law or any rule, regulation, order, judgment or decree of any court or governmental authority to which Buyer or any of its Subsidiaries or any of their properties or assets are subject, except where the existence of such violation would not, individually or in the aggregate, have a Material Adverse Effect on Buyer, or

          (iii) (with or without notice or lapse of time or both), constitutes a default under any contract or agreement of any kind to which Buyer or any of its Subsidiaries is a party or by which either of them is bound, except where the existence of such default would not, individually or in the aggregate, have a Material Adverse Effect on Buyer, or

          (iv) except as disclosed on Schedule 5.3, requires that Buyer obtain any consents or approvals of third parties, except where the failure to obtain such consent or approval would not, individually or in the aggregate, have a Material Adverse Effect on Buyer.

     Section 5.4. SEC Filings. Since January 1, 1995, Buyer has made all filings with the SEC that it has been required to make under the Securities Act or the Exchange Act (collectively, the "Buyer Public Reports"). Each of the Buyer Public Reports has complied with the Securities Act and the Exchange Act in all material respects. None of the Buyer Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     Section 5.5. Financial Statements. All of the financial statements included in the Buyer Public Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with applicable requirements of GAAP (subject, in the case of unaudited statements, to normal recurring adjustments, none of which were or are expected, individually or in the aggregate, to be material in amount) the consolidated financial position of Buyer and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Buyer and its consolidated Subsidiaries for the periods presented therein. Except as set forth in the Buyer Public Reports, neither the Buyer nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto, other than liabilities or obligations which, individually or in the aggregate, do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

     Section 5.6. Legal Proceedings. Except as disclosed in the Buyer Public Reports or as set forth on Schedule 5.6 hereto, there are no claims, actions, suits, proceedings or investigations pending or, to Buyer's knowledge, threatened by or against or involving, Buyer or any Subsidiary of Buyer (a) seeking to enjoin, prohibit, restrain or otherwise prevent the transactions contemplated hereby or (b) which, if determined adversely to Buyer would, individually or in the aggregate, result in a Material Adverse Effect on Buyer.

Except as disclosed in Buyer Public Reports, there are no judgments, decrees or orders issued by any court, board or other governmental or administrative agency presently outstanding and unsatisfied against Buyer or any Subsidiary of Buyer, except where the existence of such judgment, decree or order would not, individually or in the aggregate, have a Material Adverse Effect on Buyer.

     Section 5.7. Events Subsequent to September 30, 1997. Except as set forth on Schedule 5.7 hereto or as disclosed in the Buyer Public Reports, since September 30, 1997, there has not been (a) any effect or change which would have, individually or in the aggregate, a Material Adverse Effect on Buyer, (b) any declaration, setting aside or payment of any dividend or any other distribution with respect to any of the capital stock or other equity interests of Buyer, or (c) any material change by Buyer in accounting principles.

     Section 5.8. Compliance with Laws. Except for such non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect on Buyer and, except as disclosed in the Buyer Public Reports, to the best of Buyer's knowledge, the conduct of Buyer complies in all material respects with all environmental and other statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, except for violations or failures so to comply, if any, that are consistent with the relevant industry standard. To the best of Buyer's knowledge, no action or proceeding relating to any such statutes, laws, regulations, ordinances, rules, judgments, orders or decrees is pending or threatened, except for such actions and proceedings as would not, individually or in the aggregate, have a Material Adverse Effect on Buyer.

     Section 5.9. Registration Statement. The information with respect to Buyer or any Subsidiary of Buyer included in (a) the S-4 and the S-3 will not contain at the time any such Registration Statement becomes effective, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein not misleading and (b) the Proxy Statement will not contain at the time such Proxy Statement is mailed and the date of the stockholders' meeting referred to in
Section 6.19, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein not misleading.

     Section 5.10. Properties; Insurance. Except as disclosed in Schedule 5.10 and except for Permitted Liens, Buyer or a Subsidiary of Buyer has good and marketable title to its material assets and the material assets of its Subsidiaries, free and clear of all liens and encumbrances, except where such failure to hold such title would not, individually or in the aggregate, have a Material Adverse Effect on Buyer.

     Section 5.11. Financing. Buyer has previously delivered to the Company a complete and correct copy of a "highly confident" letter from Credit Suisse First Boston in form and substance satisfactory to the Company, and such letter is in full force and effect and has not been amended or otherwise modified.

     Section 5.12. Brokerage. Except for Credit Suisse First Boston, no broker, agent, finder or financial advisor has acted, directly or indirectly, for Buyer, nor has Buyer incurred any obligation to pay any brokerage fee, agent's commission, finder's fee, financial advisory fee or other commission in connection with the transactions contemplated by this Agreement.

                                  ARTICLE VI.

                            COVENANTS AND AGREEMENTS

     Section 6.1. Conduct of the Company Prior to the Effective Time. (a) The Company shall, and shall cause its Subsidiaries (and Questor shall cause the Company and its Subsidiaries) (i) to carry on their respective businesses in the usual, regular and ordinary course of business in substantially the same manner as heretofore conducted, (ii) not to engage at any time in any business or business activity other than the business currently conducted by them and business activities reasonably incidental thereto and (iii) use commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers, dealers, agents and others having business dealings with them to the end that their goodwill and on-going businesses shall be unimpaired at the Effective Time, except such impairment as would not have a Material Adverse Effect on the Company. The Company shall, and shall cause its Subsidiaries to (i) maintain insurance coverages in the usual manner consistent with prior practices, (ii) maintain its books, accounts and records in the usual manner consistent with prior practices, (iii) comply in all material respects with all laws, ordinances and regulations of governmental entities applicable to the Company and its Subsidiaries, (iv) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted, and (v) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound, in each case, except for clauses (i) and (v), other than where the failure to so maintain, comply or perform, would, individually or in the aggregate, not result in a Material Adverse Effect on the Company;

     (b) Except as required or permitted by this Agreement, neither the Company nor any of its Subsidiaries shall nor shall they propose to (and Questor shall not permit the Company or any of its Subsidiaries to) (i) sell or agree to sell any capital stock owned by it in any of its Subsidiaries, (ii) amend its Certificate of Incorporation or By-laws, (iii) split, combine or reclassify its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any Company Class C Common Stock except for repurchases of Company Common Class C Stock from employees, officers, consultants or directors in the ordinary course of business;

     (c) Except as set forth on Schedule 6.1(c), the Company shall not, nor shall it permit any of its Subsidiaries (and Questor shall not permit the Company or any of its Subsidiaries) to:

          (i) except for the issuance of shares pursuant to Options outstanding as of the date hereof and except as required or permitted by this Agreement, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, except for issuances, deliveries or sales to employees, officers, consultants or directors of not more than 2,000 shares of Class C Common Stock;

          (ii) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business and consistent with past practice;

          (iii) incur additional indebtedness in excess, in the aggregate, of $25,000,000, or encumber or grant a security interest in any asset to secure indebtedness, in the aggregate, in excess of $25,000,000 or enter into any other material transaction other than, in each case, in the ordinary course of business, it being understood that it is within the ordinary course of business of the Company and its Subsidiaries to issue indebtedness within the limits of existing credit facilities;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case in this clause (iv) which are material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole, except that the Company may create new wholly owned subsidiaries in the ordinary course of business;

          (v) fail to comply in all material respects with the applicable provisions of ERISA, the Code and the regulations and published interpretations thereunder with respect to Employee Benefit Plans;

          (vi) sell or transfer any material properties or assets to, or purchase or acquire any material property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except that the Company or any of its Subsidiaries may engage in any of the foregoing transactions (A) pursuant to existing arrangements disclosed on Schedule 4.17, or (B) except for transactions with Significant Stockholders, in the ordinary course of business at prices and on terms and conditions no less favorable to the Company or any of its Subsidiaries than could be obtained on an arm's-length basis from unrelated third parties;

          (vii) without Buyer's consent, which consent shall not be unreasonably withheld or delayed, make any material tax election under the Code (other than in the ordinary course of business consistent with past practice) or settle or compromise any tax liability involving amounts in excess of $1,000,000 in the aggregate;

          (viii) pay, discharge, settle or satisfy any claims, litigation, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) involving amounts in excess of $1,000,000 in the aggregate, other than the payment, discharge or satisfaction of liabilities (x) reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company included in the Company Public Reports or (y) in the ordinary course of business consistent with past practice;

          (ix) fail to use all commercially reasonable efforts to keep its insurable properties adequately insured at all times by financially sound and reputable insurers, maintain such other insurance, to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by it, fail to maintain such other insurance as may be required by law, provided, however, that notwithstanding anything to the contrary contained herein, the Company may continue its current insurance practices;

          (x) fail to maintain in full force and effect insurance that, to the best of the Company's Knowledge, is customary in the industry and complies with applicable material governmental regulations, provided, however, that notwithstanding anything to the contrary contained herein, the Company may continue its current insurance practices;

          (xi) with respect to its fleet of trucks, fail to perform maintenance (routine or unscheduled) and repairs, fail to keep its fleet, in all material respects, in good working order and condition, or fail to maintain its fleet as required in order to keep the manufacturer's warranty, in all material respects, if any, in force;

          (xii) fail to use all commercially reasonable efforts to continue to collect its accounts receivable in the ordinary course of business and consistent with past practice;

          (xiii) fail to prepare and file all material federal, state, local and foreign returns for Taxes and other material Tax reports, filings and amendments thereto required to be filed by it, or fail to allow Buyer, at its request, to review all such returns, reports, filings and amendments prior to the filing thereof, which review shall not interfere with the timely filing of such returns;

          (xiv) increase by more than 10% the base salary of any of its employees whose base salary is in excess of $100,000 as of the date hereof, except consistent with past practice or enter into a new material Employee Benefit Plan;

          (xv) except as may be required by applicable law (in which case Buyer shall have the option to participate in such negotiation), enter into any negotiation with respect to any collective bargaining agreement;

          (xvi) make any loans to any third party in excess of $1,000,000 in the aggregate except in the ordinary course of business;

          (xvii) without Buyer's consent which may not be unreasonably withheld or delayed amend or cancel or agree to the material amendment or cancellation of any contract filed as an exhibit to the Company Public Reports or enter into any new contract required to be filed as such an exhibit;

          (xviii) without Buyer's consent which may not be unreasonably withheld or delayed make any change in any accounting methods, except as may be required by GAAP or as appropriate to conform to changes in GAAP; or

          (xix) enter into any contract, agreement commitment or arrangement to take any of the actions described in Section 6.1(b) or elsewhere in this
     Section 6.1(c).

     Section 6.2. Conduct of Buyer Prior to the Effective Time. Buyer shall not, and shall cause its Subsidiaries not to, engage in any transaction which has the effect of, individually or in the aggregate, materially restricting, or in any way materially delaying, preventing or prohibiting the Merger or the consummation of the transactions contemplated by this Agreement; provided, however, that Buyer shall comply with Section 3.16. Buyer shall not reserve for any other purpose or issue to any person or persons (other than the Company Stockholders pursuant to Article III of this Agreement) any shares of Buyer Class A Common Stock that it has reserved for issuance of the Minimum Merger Shares in accordance with Section 3.1(a) of this Agreement.

     Section 6.3. Other Offers for the Company; Sale of Common Stock by Significant Stockholders. (a) From the date hereof until the termination of this Agreement or the Effective Time, whichever first occurs, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative or agent of, the Company or any of its Subsidiaries (and Questor shall not permit the Company or any of its Subsidiaries) to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal (as hereinafter defined) or (ii) enter into or encourage any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to encourage or facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal. Notwithstanding anything in this Agreement to the contrary, the Company shall promptly advise Buyer in writing of (i) the receipt by it (or any of the other entities or persons referred to above) after the date hereof of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to any Acquisition Proposal, (ii) the identity of the person making any such Acquisition Proposal or inquiry and (iii) the terms and conditions of such Acquisition Proposal or inquiry. For purposes of this Agreement, "Acquisition Proposal" means any bona fide proposal with respect to a merger, consolidation, share exchange, business combination or similar transaction involving the Company or any Subsidiary of the Company, or any purchase of all or any significant portion of the assets or stock of the Company or any Subsidiary of the Company.

     (b) From the date hereof until the termination of this Agreement or the Effective Time, whichever first occurs, in addition to being bound by the terms of Section 6.3(a), the Significant Stockholders shall not offer for sale, sell, distribute or otherwise dispose of any of their Company Common Stock.

     Section 6.4. Continued Effectiveness of Representations and Warranties of the Parties. From the date hereof through the Effective Time,

     (a) the Company shall use (and Questor shall cause the Company to use) all commercially reasonable efforts to conduct its affairs in such a manner so that, except as otherwise contemplated or permitted by this Agreement, the representations and warranties of the Company contained in Article IV shall continue to be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date, (i) except that any such representations and warranties that are given as of a particular date shall be true and correct in all material respects as of such date, and (ii) in the case of Section 4.9 (Events Subsequent to September 30, 1997) only, except for such changes with respect thereto (x) which are contemplated by this Agreement or (y) which are attributable to the execution of this Agreement, or the announcement or contemplation of the transactions proposed herein;

     (b) Buyer shall use its reasonable efforts to conduct its affairs in such a manner so that, except as otherwise contemplated or permitted by this Agreement, the representations and warranties contained in Article V shall continue to be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date, (i) except that any such representations and warranties that are given as of a particular date shall be true and correct in all material respects as of such date, and (ii) in the case of Section 5.7 (Events Subsequent to September 30, 1997) only, except for such changes with respect thereto (x) which are contemplated by this Agreement or (y) which are attributable to the execution of this Agreement, or the announcement or contemplation of the transactions proposed herein;

     (c) the Company shall promptly notify Buyer of any event, condition or circumstance occurring from the date hereof through the Closing Date of which the Company becomes aware that would cause any material revisions to any Schedule provided by the Company pursuant to this Agreement, or that would constitute a violation or breach of this Agreement by the Company; and

     (d) Buyer and Sub shall promptly notify the Company of any event, condition or circumstance occurring from the date hereof through the Closing Date of which they become aware that would cause any material revisions to any Schedule provided by Buyer pursuant to this Agreement, or that would constitute a violation or breach of this Agreement by Buyer. No such notification shall be deemed an amendment to any Schedule to this Agreement.

     Section 6.5. Corporate Examinations and Investigations. Prior to the Closing Date, each of Buyer and the Company, as the case may be, shall be entitled, at its cost and expense, through its employees and representatives, to make such investigation of the assets, liabilities, business and operations of the other party, and such examination of the books, records and financial condition of the other party, upon prior notice and during normal business hours. Any such investigation and examination shall be conducted at reasonable times and under reasonable circumstances and the applicable party and its respective employees and representatives, including, without limitation, its counsel and independent public accountants, shall cooperate with such representatives in connection with such review and examination. In furtherance of the foregoing, the Company will provide Buyer with regular updates concerning the preparation of the Audited Financial Statements and will cause its accountants to give reasonable access to Buyer's accountants during the course of the audit of the Audited Financial Statements and to discuss such draft Audited Financial Statements with Buyer's accountants.

     Section 6.6. Buyer Approvals. Buyer shall use all reasonable efforts to obtain as promptly as practicable all necessary approvals, authorizations and consents of any person or Governmental Entity required to be obtained by Buyer to consummate the transactions contemplated hereby ("Buyer Approvals"), and will cooperate with the Company in seeking to obtain all such approvals, authorizations and consents; provided, however, that neither Buyer nor any of its Subsidiaries shall be required to take any action to obtain such approvals, authorizations and consents if such action, either alone or together with another action, would result in the divestiture of assets by Buyer or the Company that would directly result in the loss of more than 30% of the Company's revenues (as of the date hereof). Buyer shall use all reasonable efforts to provide such information to such persons, bodies and authorities as such persons, bodies or authorities or the Company may reasonably request.

     Section 6.7. Company Approvals. The Company shall use all reasonable efforts to obtain as promptly as practicable all necessary approvals, authorizations and consents of any person or Governmental Entity required to be obtained by the Company to consummate the transactions contemplated hereby ("Company Approvals"), and will cooperate with the Buyer in seeking to obtain all such approvals, authorizations and consents. The Company shall use all reasonable efforts to provide such information to such persons, bodies and authorities as such persons, bodies and authorities or Buyer may reasonably request.

     Section 6.8. Letter of Credit. Buyer has obtained and delivered to the Company on or before the date hereof a Letter of Credit naming the Company as beneficiary thereof in the amount of $20,000,000 and in substantially the form attached hereto as Exhibit C (the "Letter of Credit") which will remain in full force and effect until December 15, 1998 or as otherwise provided therein; provided, however, that if the Company exercises its option to extend the Termination Date pursuant to the proviso of Section 10.1(a), Buyer shall cause the Letter of Credit to remain in full force and effect or a substitute letter of credit containing substantially identical terms to remain in full force and effect until March 15, 1999 or as otherwise provided therein; and provided, further, that if the Closing Date is extended beyond November 30, 1998, solely as a result of clause (a)(v) of the definition of Closing Date, Buyer shall cause the Letter of Credit to remain in full force and effect or a substitute letter of credit containing substantially identical terms to remain in full force and effect until March 15, 1999 or as otherwise provided therein. The Company agrees with Buyer that it shall not draw upon, or exercise any rights with respect to, the Letter of Credit unless and only to the extent the Company is permitted to do so under Article X of this Agreement. In addition, the Company agrees with Buyer that within one (1) Business Day following the earlier of (x) the Closing Date, and (y) the date on which this Agreement is terminated in a manner which does not give rise to a right on the part of the Company to draw on the Letter of Credit pursuant to Section 10.3, the Company shall instruct the bank issuing the Letter of Credit to terminate the Letter of Credit by giving the notice described in clause (ii) of paragraph 5 of the Letter of Credit and shall surrender the Letter of Credit to such bank for cancellation.

     Section 6.9. Further Assurances. (a) Each of Buyer, Sub and the Company shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each of Buyer, Sub and the Company shall use all reasonable efforts to cause all actions to effectuate the Merger for which such party is responsible under this Agreement to be taken as promptly as practicable, including using all reasonable efforts to obtain all necessary waivers, consents and approvals (including, but not limited to, filings under the H-S-R Act) and to lift any injunction or other legal bar to the Merger (and, in each case, to proceed with the Merger as expeditiously as possible). Notwithstanding the foregoing, there shall be no action required to be taken and no action will be taken in order to consummate and make effective the transactions contemplated by this Agreement if such action, either alone or together with another action, would result in the divestiture of assets by Buyer or the Company that would directly result in the loss of more than 30% of the Company's revenues (as of the date hereof).

     (b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Buyer, the Company, Questor and the Surviving Corporation shall take all such necessary action.

     Section 6.10. Buyer Board of Directors. As of the Effective Time, Buyer's Board of Directors shall cause at least one person designated on Schedule 6.10 (the "Designee") to be nominated to Buyer's Board of Directors and shall use its commercially reasonable efforts to cause such Designee to be elected to Buyer's Board of Directors until the earliest to occur of (a) the third anniversary of the Closing Date, (b) the disposition by Questor of 75% of the shares of Buyer Class A Common Stock acquired by Questor pursuant to Article III hereof, or (c) the acquisition by Questor of a Controlling Interest in any person listed on Annex I attached hereto. In furtherance of its obligations under this Section 6.10, Buyer, among other things, shall no later than the Effective Time increase the number of directors on its Board of Directors by one and elect the initial Designee set forth on Schedule 6.10 to the Buyer's Board of Directors.

     Section 6.11. Indemnification of Company Officers and Directors; Insurance. (a) Buyer agrees, for a period of six years following the Effective Time, not to amend the indemnification provisions set forth in the Certificate of Incorporation or By-laws of the Surviving Corporation in a manner that would adversely affect the rights of the Company's officers, directors and employees to indemnification and advancement of expenses thereunder and agrees to cause the Surviving Corporation to fulfill and honor such obligations to the maximum extent permitted by law; provided, however, that nothing in this Section 6.11 shall prevent Buyer from effecting any merger, reorganization or consolidation of the Surviving Corporation.

     (b) Buyer shall cause to be maintained in effect for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time; provided, however, that (i) Buyer may substitute therefor policies of substantially the same coverage containing terms and conditions that are substantially the same for the indemnified parties to the extent reasonably available and (ii) Buyer shall not be required to pay an annual premium for such insurance in excess of one hundred and fifty percent (150%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase the maximum amount of coverage possible for such premium.

     (c) This Section 6.11 is intended to be for the benefit of, and shall be enforceable by, the indemnified parties referred to herein, their heirs and personal representatives and shall be binding on Buyer, Sub and the Surviving Corporation and their respective successors and assigns.

     Section 6.12. Confidentiality. Questor and Buyer reaffirm their obligations to comply with the provisions set forth in the Confidentiality Agreement and agree that such obligations shall survive the termination of this Agreement. The Significant Stockholders and the Company agree to keep confidential all nonpublic information relating to Buyer received in connection with the transactions contemplated by this Agreement.

     Section 6.13. Certificates, Opinions, Etc. At the Closing, each of Buyer, Sub and the Company shall deliver such opinions (covering the matters listed on Annexes II and III hereto) and certificates as are reasonably required by the other parties.

     Section 6.14. Interim Financials. As promptly as practicable after each monthly accounting period subsequent to the date of this Agreement and prior to the Effective Time, the Company will cause to be delivered to Buyer periodic financial reports relating to the Company and its Subsidiaries in the form in which the Company customarily prepares such reports for its internal purposes, including, without limitation, a monthly interim unaudited balance sheet and income statement. The Company covenants that such interim statements will be prepared on a basis consistent with prior interim periods.

     Section 6.15. Communications. In connection with the continued operation of the business of the Company and its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, the Company shall promptly respond in good faith to any reasonable inquiries from representatives of Buyer with respect to the ongoing operations of the Company and its Subsidiaries. The Company acknowledges that Buyer does not and will not waive any rights it may have under this Agreement as a result of such communications.

     Section 6.16. Releases. If the Closing occurs, then the Company hereby unconditionally, absolutely and irrevocably releases each Significant Stockholder and each Significant Stockholder hereby unconditionally, absolutely and irrevocably releases the Company from any and all claims, rights and causes of action which such releasing person may have or may have had against the released party, prior to, or arising with respect to any acts or omissions occurring or facts or circumstances existing prior to, the Closing; provided, however, that nothing in this Section 6.16 shall release any rights which any of these parties may have under this Agreement.

     Section 6.17. Transfer Taxes. Buyer and the Company shall cooperate in the preparation, execution and filing of all returns, applications or other documents regarding any real property transfer, stamp, recording, documentary of other taxes (including, without limitation, any New York State Real Estate Transfer Tax) and any other fees and similar taxes which become payable in connection with the Merger (collectively, "Transfer Taxes"). From and after the Effective Date, Buyer shall pay or cause to be paid, without deduction or withholding from any amounts payable to the holders of the Outstanding Company Shares, all Transfer Taxes.

     Section 6.18. Standstill. If the Closing occurs, each of Questor and Madison Dearborn agrees that thereafter, unless it shall have been specifically invited in writing by the Board of Directors of Buyer, it will not, directly or indirectly (a) acquire any securities that would result in the beneficial ownership of Buyer Class A Common Stock by it in an amount equal to the sum of
(x) the amount of Buyer Class A Common Stock received by it under the terms of this Agreement, multiplied by (y) 2 (two) (subject to a corresponding adjustment in the event the outstanding shares of Buyer Class A Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, stock dividend, etc.), or (b) cause or participate in the making directly or indirectly of any proxy contest or any tender or exchange offer for securities of Buyer, or (c) take any actions to seek to obtain control of the Board of Directors of Buyer. This Section 6.18, and the obligations of Questor and Madison Dearborn hereunder, shall terminate upon the earliest to occur of (a) the twenty-fourth monthly anniversary of the date hereof, (b) a Buyer Change of Control Event or (c) the date upon which Sanford Miller ceases to be, or gives or receives notice with respect to terminating his role as, Chief Executive Officer of Buyer.

     Section 6.19. Buyer's Stockholders' Meeting. Buyer shall use all commercially reasonable efforts to have occur as promptly as practicable a meeting of Buyer's stockholders to vote upon a proposed increase in the authorized capital stock of Buyer to permit Buyer to issue the Maximum Merger Shares. Each party hereto shall promptly furnish all information concerning it as any other party hereto may reasonably request in connection with the Proxy Statement, the Registration Statement on Form S-3, or the Registration Statement on Form S-4 or in connection with compliance with any state blue sky or securities laws.

     Section 6.20. Stock Purchases, Repurchases and Sales; Registration Rights. If the Closing occurs:

          (a) Buyer will not, and will not permit any of its Subsidiaries or controlled Affiliates to, purchase any shares of Buyer Common Stock in open market, privately negotiated transactions or otherwise, on any day during the period commencing 30 trading days before the Annual Measurement Date, Final

     Measurement Date and Warrant Measurement Date, as the case may be, and ending on the Annual Measurement Date, Final Measurement Date and Warrant Measurement Date, as the case may be (the "Blackout Period"). In addition, Buyer will not, and will not permit any of its Subsidiaries or controlled Affiliates to, make any announcement with respect to any upcoming or future purchase, repurchase, buy-back or similar transaction involving any shares of Buyer Common Stock during the Blackout Period or within thirty (30) days prior thereto.

          (b) Each of Questor and Madison Dearborn will not, and will not permit any of their Subsidiaries or controlled Affiliates to, sell any shares of Buyer Common Stock in open market, privately negotiated transactions or otherwise, on any day during the Blackout Period. In addition, Questor and Madison Dearborn will not, and will not permit any of their Subsidiaries or controlled Affiliates to, make any announcement with respect to any upcoming or future sale or similar transaction involving any shares of Buyer Common Stock during the Blackout Period or within thirty (30) days prior thereto.

          (c) Sections 6.20(a) and 6.20(b) shall terminate upon the Warrant Measurement Date.

          (d) Each Significant Stockholder agrees to comply with its obligations as a Holder under the registration rights provisions set forth in Exhibit E hereto.

     Section 6.21. Listing. Prior to issuance, Buyer shall use its commercially reasonable efforts to cause to be approved for listing on the NYSE, subject to official notice of issuance, all shares of Buyer Class A Common Stock to be issued pursuant to Sections 3.2, 3.4 and 3.7 hereof and to be issued upon exercise of, or in exchange for, the Warrants granted pursuant to Section 3.5 hereof on the NYSE.

     Section 6.22. Registration Rights. Buyer shall take such actions as are necessary to provide the registration rights set forth in Exhibit E hereto to the holders of shares of Buyer Class A Common Stock issued pursuant to Section 3.2, 3.4 or 3.7 or issuable upon exercise of, or issued in exchange for, the Warrants granted pursuant to Section 3.5, and Buyer shall take such actions to register shares of Buyer Class A Common Stock issuable thereunder as provided therein. This Section 6.22 shall survive and be in full force and effect until the Termination Date (as defined in Exhibit E hereto).

     Section 6.23. Buyer Review of Disclosure Schedules. Simultaneously with the execution and delivery of this Agreement, the Company shall deliver to Buyer all Schedules required to be provided by the Company under this Agreement (the "Disclosure Schedules"). The Company shall afford such access to management as Buyer and its representatives may reasonably require in their review of such Disclosure Schedules. The Company shall have the right to supplement the Disclosure Schedules prior to 5 P.M., E.S.T., Friday, March 6, 1998; provided, however, that the Buyer shall have a reasonable opportunity to review such supplemented schedules prior to 5 P.M., E.S.T., Friday, March 6, 1998. If Buyer notifies the Company in writing prior to 5 P.M., E.S.T., Friday, March 6, 1998, that such Disclosure Schedules are not reasonably satisfactory to it, Buyer shall have the right to terminate this Agreement. Such Disclosure Schedules so supplemented shall be deemed delivered on the date hereof.

                                  ARTICLE VII.

                         CONDITIONS PRECEDENT TO MERGER

     The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

          (a) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental authority or other regulatory body, as may be required to be obtained by the Company or Buyer in connection with the performance of this Agreement have been received; provided, however, that such condition shall not be deemed satisfied if such consents, authorizations, orders or approvals are conditioned upon the divestiture of assets by the Buyer or the Company that would directly result in the loss of more than 30% of the Company's revenues (as of the date hereof).

          (b) Early termination shall have been granted or applicable waiting periods shall have expired under the H-S-R Act in connection with the transactions contemplated hereby.

          (c) No governmental authority or other regulatory body (including any court of competent jurisdiction) shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal, or in any way prohibiting the Merger (the Company and Buyer agreeing to use their commercially reasonable efforts to have any such injunction lifted).

          (d) No governmental authority or other regulatory body shall have commenced any action, suit or proceeding seeking to enjoin or otherwise prohibit the transactions contemplated hereby, nor shall there be a substantial likelihood that any governmental authority or other regulatory body will seek to commence any such action, suit or proceeding.

                                 ARTICLE VIII.

                                    CLOSING

     The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Willkie Farr & Gallagher, 153 East 53rd Street, New York, New York, at 10:00 a.m. local time on the Closing Date or at such other time and place as the parties may mutually agree.

                                  ARTICLE IX.

             REPRESENTATIONS AND WARRANTIES AS OF THE CLOSING DATE;
                          SURVIVAL; MATERIAL BREACHES

     Section 9.1.  Representations and Warranties as of the Closing
Date. (a) The representations and warranties of Buyer and the Company shall be deemed to be reaffirmed in all material respects at and as of Closing Date as though made at and as of the Closing Date, except to the extent contemplated by this Agreement, and except to the extent such representations and warranties (i) speak as of the date hereof or a specified date (which representations and warranties shall be deemed to be reaffirmed in all material respects solely as of such date) or (ii) are already qualified by materiality, in which event such representations and warranties shall be deemed to be reaffirmed as of the appropriate date in all respects.

     (b) On the Closing Date, each of the Company and the Buyer shall deliver a certificate of an appropriate senior officer as to compliance with Section 9.1(a).

     (c) Not later than five (5) Business Days prior to the Closing, the Company and Buyer will each supplement or amend the Schedules relating to their respective representations and warranties in this Agreement in order to make such representations true and correct as of the Closing Date. Such supplemented or updated schedules shall not be deemed to cure (or affect the rights of any party with respect to) any breach of any representation or warranty made on the date hereof.

     Section 9.2. Survival. The representations and warranties made by Buyer, Sub or the Company and the covenants made by the Company or the Significant Stockholders shall survive the execution and delivery of this Agreement for a period ending 120 days after the Closing Date, and shall terminate and have no further force or effect thereafter, except that the covenants made by the Significant Stockholders in Sections 6.16, 6.18 and 6.20 shall survive until their expiration or termination in accordance with the terms thereof, and except as set forth in Section 9.3 hereof. The covenants made by Buyer and Sub shall survive the Closing except in accordance with the terms thereof.

     Section 9.3. Certain Material Breaches. (a) If the Closing occurs, the sole and exclusive remedy of Buyer and Sub in the event that any of the representations and warranties of the Company (without giving effect to any qualifications contained in any representation and warranty set forth in Article IV hereof with respect to any Material Adverse Effect on the Company) fails to be true and correct (i) as of the date hereof or, if any representation and warranty speaks as of a specified date, then as of such date or (ii) in the case of representations and warranties that do not speak of a specified date then as of the Closing Date or one or more of the covenants of the Company or the Significant Stockholders set forth in this Agreement hereof fails to be performed on or prior to the Closing Date is to cause the Aggregate Merger Shares to be adjusted to the extent provided in Section 3.3. Each of Buyer and Sub, on the one hand, and the Company and each Significant Stockholder, on the other hand, shall notify the other in writing of each event or circumstance known to it that it discovers after the date hereof constituting or causing a failure of any representation or warranty to be true and correct as of the applicable date or a covenant made or agreed to by the Company or any Significant Stockholder promptly after such event or circumstance becomes known to it, but in any event no later than five (5) Business Days prior to the Closing Date, or if Buyer or Sub obtains such knowledge thereafter, Buyer shall notify the Indemnified Representative (as defined in the Holdback Escrow Agreement)) in writing promptly after obtaining such knowledge; provided, however, that in no event shall any notice given after the Cut-off Date (as defined in the Holdback Escrow Agreement) result in Buyer or Sub having any right to any adjustment in accordance with Section 3.3 or any other remedy. Within two (2) Business Days after receiving any such notice from the Company or a Significant Stockholder, Buyer shall inform the Company and the Significant Stockholders in writing of Buyer's good faith estimate of the value of any such failures of the representations and warranties (without giving effect to any qualifiers as to Material Adverse Effect on the Company) to be true and correct or such failures of covenants to be performed. If prior to the Closing Date Buyer notifies the Company and the Significant Stockholders in writing that (i) Buyer estimates that the value (determined in accordance with Section 3.3(a)) of any such failures, individually or in the aggregate, exceeds $75,000,000, (ii) such value is in excess of $75,000,000 and (iii) as a result of such failures, Buyer is unable, after having used its good faith efforts, to obtain the financing necessary to pay the Aggregate Cash Consideration, then Buyer shall have the right to terminate this Agreement pursuant to Section 10.1(d) if there is a determination in accordance with the procedures set forth below that the value reduction of such failures, individually or in the aggregate, as calculated pursuant to Section 3.3(a) exceeds $75,000,000. Buyer shall provide the Company and each Significant Stockholder with all information reasonably requested in order to make a determination with respect to the value reduction associated with any such failure or alleged failure. The parties hereto shall negotiate in good faith to agree upon any such value reduction. If such an agreement cannot be reached, then such value reduction shall be determined pursuant to the dispute mechanisms set forth in Section 2.2(f) of the Holdback Escrow Agreement (the date of final resolution shall be the "Determination Date").

     (b) Breaches of the representations, warranties and covenants of Buyer or Sub contained in this Agreement shall not give the Company a right to terminate this Agreement, but shall instead entitle the holders of Outstanding Company Shares immediately prior to the Effective Time to seek damages in respect thereof. Each of Buyer and Sub, on the one hand, and the Company, on the other hand, shall notify the other in writing of each event or circumstance known to it that it discovers after the date hereof constituting or causing a breach of any of the representations, warranties and covenants made by Buyer or Sub promptly after such event or circumstance becomes known to it, but in any event no later than five (5) Business Days prior to the Closing Date, or if thereafter, then promptly after obtaining such knowledge.

                                   ARTICLE X.

                            TERMINATION OF AGREEMENT

     Section 10.1. Termination. This Agreement may be terminated prior to the Closing as follows:

          (a) by either Buyer or the Company if the conditions specified in
     Article VII have not been satisfied by November 30, 1998 (the "Termination Date"); provided, however, that if the condition described in paragraph (d) of Article VII is not satisfied prior to the Termination Date, no later than such Termination Date, the Company may at its option given in writing to Buyer extend the Termination Date to February 28, 1999;

          (b) by either Buyer or the Company if a final and no longer appealable permanent injunction (but not any temporary restraining order or preliminary injunction) has been issued by final order of any federal or state court in the United States which prevents the consummation of the Merger;

          (c) by the Company if Buyer or Sub shall have breached any of their respective obligations under Article VI of this Agreement in any material respect and such breach continues for a period of ten days after the receipt of notice of the breach from the Company;

          (d) by Buyer pursuant to Section 6.23 or if the Company or any Significant Stockholder shall have breached any of its representations, warranties or covenants under the circumstances set forth in the fourth sentence of Section 9.3(a) that give rise to Buyer's right to terminate this Agreement; or

          (e) at any time on or prior to the Closing Date, by mutual written consent of Buyer and the Company.

     Section 10.2. Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are not consummated as described above, this Agreement shall become void and be of no further force and effect, except for the provisions of this Agreement relating to the obligations of parties under Sections 6.8 (Letter of Credit), 6.12 (Confidentiality), 10.2 (Effect of Termination) and 10.3 (Amounts Payable in Connection with Termination). None of the parties hereto shall have any liability in respect of a termination of this Agreement prior to Closing, except to the extent set forth in Section 10.3 and except to the extent that termination results from the intentional, willful or knowing violation of the representations, warranties, covenants or agreements of such party under this Agreement; provided, however, that notwithstanding anything to the contrary contained herein, in the event of any such termination, Questor shall have no liability for breach of any covenant contained herein.

     Section 10.3.  Amounts Payable in Connection with Termination.

     (a) If this Agreement is terminated pursuant to Section 10.1(a) or
Section 10.1(b) (but only with respect to such Section 10.1(b) if such permanent injunction relates to antitrust matters), the Company, upon providing or receiving notice of such termination, shall have the right to immediately draw the Letter of Credit in an amount equal to $7,500,000 as agreed liquidated damages.

     (b) If this Agreement is terminated for any reason, except pursuant to
Section 10.1(a), 10.1(b) (under the circumstances described in Section 10.3(a)) or 10.1(d), the Company, upon providing or receiving notice of such termination, shall have the right to immediately draw the Letter of Credit in the full amount of $20,000,000 as agreed partial liquidated damages; provided, however, that the Company shall be entitled to recovery from Buyer for any damages suffered by it as a result of such termination up to an amount equal to $75,000,000 (including the amount drawn under the Letter of Credit); and provided, further, that the Company shall have no obligation to accept liquidated damages and at its option shall have the right to seek specific performance.

                                  ARTICLE XI.

                                  DEFINITIONS

     Section 11.1. Definitions. The following terms when used in this Agreement shall have the following meanings:

          "Accredited Investor" shall have the meaning specified in Regulation D promulgated under the Securities Act.

          "Acquisition Proposal" has the meaning set forth in Section 6.3(a).

          "Affiliate" (or "affiliates" as the context may require), with respect to any person, means any other person controlling, controlled by or under common control with such person.

          "Aggregate Cash Consideration" has the meaning set forth in Section 3.1(b).

          "Aggregate Merger Shares" has the meaning set forth in Section 3.1(a).

          "Agreement" has the meaning set forth in the preamble hereof.

          "Annual Disposition Price" has the meaning set forth in Section
     3.4(b).

          "Annual Make-Whole Amount" has the meaning set forth in Section
     3.4(b).

          "Annual Measurement Date" has the meaning set forth in Section 3.4(b).

          "Annual Shares" has the meaning set forth in Section 3.4(b).

          "Appraisal Addition Amount" has the meaning set forth in Section
     3.8(b).

          "Appraisal Reduction Amount" has the meaning set forth in Section 3.8(b).

          "Audited Financial Statements" means the consolidated statements of income, changes in stockholders' equity and cash flow of the Company and its Subsidiaries for the fiscal year ended December 31, 1997, and a consolidated balance sheet of the Company and its Subsidiaries as at the end of such year, in each case audited by Coopers & Lybrand.

          "Blackout Period" has the meaning set forth in Section 6.20.

          "Business Combination" has the meaning set forth in Section 3.16.

          "Business Day" means any day other than a Saturday or a Sunday, or a day on which banking institutions in the State of New York are obligated by law or executive order to close.

          "Buyer" has the meaning set forth in the preamble hereof.

          "Buyer Approvals" has the meaning set forth in Section 6.6.

          "Buyer Change of Control Event" shall mean a transaction or series of related transactions in which (i) a person or group acquires shares of Buyer which represent a majority of the outstanding voting shares after giving effect to such transaction or (ii) the members of the Board of Directors of Buyer immediately prior to such transaction(s) no longer constitute a majority of the Board of Directors of Buyer or any successor thereto immediately following such transaction(s).

          "Buyer Class A Common Stock" has the meaning set forth in Section 5.2(a).

          "Buyer Class B Common Stock" has the meaning set forth in Section 5.2(a).

          "Buyer Common Stock" has the meaning set forth in Section 5.2(a).

          "Buyer Public Reports" has the meaning set forth in Section 5.4.

          "Certificates" has the meaning set forth in Section 3.9(a).

          "Closing" has the meaning set forth in Article VIII.

          "Closing Date" means (a) the later of (i) the second Business Day following the day on which the conditions to the consummation of the Merger specified in Article VII have been satisfied or waived, (ii) April 20, 1998, (iii) the date that is thirty (30) days after the meeting of Buyer's stockholders contemplated in Section 6.19 hereof, (iv) the date that is thirty (30) days after the earliest to occur of receipt of (A) a grant of early termination, and (B) the expiration of all applicable waiting periods (including extensions thereof), in each case under the H-S-R Act, in connection with the transactions contemplated hereby, and (v) if a notice has been given by Buyer under the fourth sentence of Section 9.3(a), the date that is fifteen (15) days after the Determination Date or (b) such other date as the parties hereto agree in writing.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Company" has the meaning set forth in the preamble hereof.

          "Company Approvals" has the meaning set forth in Section 6.7.

          "Company Common Stock" has the meaning set forth in Section 4.2(a).

          "Company Intellectual Property" has the meaning set forth in Section 4.8.

          "Company's Knowledge" or similar language means the actual knowledge of the Company's Chief Executive Officer, President, Chief Financial Officer and General Counsel and such knowledge which each such person should be reasonably expected to have in such capacity.

          "Company Public Reports" has the meaning set forth in Section 4.4.

          "Company Stockholders" (or "Company Stockholder" as the context may require) has the meaning set forth in Section 3.2(a).

          "Company Subsidiary Securities" has the meaning set forth in Section 4.1(e).

          "Confidentiality Agreement" has the meaning set forth in Section 12.3.

          "Contingent Additional Consideration" has the meaning set forth in
     Section 3.4(a).

          "Contracts" has the meaning set forth in Section 4.16.

          "Controlling Interest", with respect to any person, shall mean the ownership of shares which represent 40% of the outstanding voting stock of such person.

          "Copyright License Agreement" shall mean the copyright agreement, dated October 17, 1996, by and between Ryder Truck Rental, Inc., a Florida corporation and the Company.

          "Delaware Corporation Law" has the meaning set forth in Section
     1.2(a).

          "Designee" has the meaning set forth in Section 6.10.

          "Determination Date" has the meaning set forth in Section 9.3(b).

          "Disclosed Leases" has the meaning set forth in Section 4.12(b).

          "Disclosure Schedule" has the meaning set forth in Section 6.23.

          "Disposed Annual Share" (or "Disposed Annual Shares" as the context may require) has the meaning set forth in Section 3.4(b).

          "Disposed Annual Value" has the meaning set forth in Section 3.4(b).

          "Disposed Final Shares" has the meaning set forth in Section 3.4(c).

          "Disposed Final Value" has the meaning set forth in Section 3.4(c).

          "Dissenting Shares" has the meaning set forth in Section 3.8.

          "Distribution" (or "Distributions" as the context may require) means any distribution of cash, securities or property on or in respect of the Company Common Stock or Buyer Common Stock, as the case may be, whether as a dividend or otherwise.

          "Effective Time" has the meaning set forth in Section 1.2(b).

          "Employee Benefit Plans" has the meaning set forth in Section 4.7(a).

          "Environmental Law" has the meaning set forth in Section 4.10(b).

          "ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b) or (c) of the Code, or solely for purposes of
     Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          "Escrow Claim Event" has the meaning set forth in Section 3.6(a).

          "Escrow Holdback Shares" has the meaning set forth in Section 3.6(a).

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the regulations and rulings issued thereunder.

          "Exchange Agent" has the meaning set forth in Section 3.9(a).

          "Exercise Difference" has the meaning set forth in Section 3.7(a).

          "Fees" means the fees of Questor Management Company and Willkie Farr & Gallagher incurred in connection with this Agreement and other fees payable by the Company to third parties as a result of the execution, delivery and performance of this Agreement.

          "Final Disposition Price" has the meaning set forth in Section 3.4(c).

          "Final Make-Whole Amount" has the meaning set forth in Section 3.4(c).

          "Final Measurement Date" has the meaning set forth in Section 3.4(c).

          "Final Shares" has the meaning set forth in Section 3.4(c).

          "GAAP" means generally accepted accounting principles in the United States of America from time to time in effect.

          "Governmental Entity" (or "Governmental Entities" as the context may require) means (a) any international, foreign, federal, state, county, local or municipal government or administrative agency or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction, or (e) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

          "H-S-R Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Holdback Escrow Agent" has the meaning set forth in Section 3.6(a).

          "Holdback Escrow Agreement" has the meaning set forth in Section
     3.6(a).

          "Interim Balance Sheet" has the meaning set forth in Section 4.4.

          "Interim Financial Statements" has the meaning set forth in Section
     4.4.

          "IRS" means the Internal Revenue Service or any successor agency or department.

          "Lease" (or "Leases" as the context may require) has the meaning set forth in Section 4.12(b).

          "Letter of Credit" has the meaning set forth in Section 6.8.

          "License" has the meaning set forth in Section 4.22.

          "lien or other encumbrance" (or "liens or other encumbrances" or "liens or other encumbrance" or "lien or other encumbrances" or similar language as the context may require or any similar formulation) means any lien, claim, pledge, mortgage, assessment, security interest, charge, option, right of first refusal, easement, servitude, adverse claim, transfer restriction under any stockholder or similar agreement or other encumbrance of any kind.

          "Madison Dearborn" means Madison Dearborn Capital Partners, L.P., a Delaware limited partnership.

          "Make-Whole Shares" has the meaning set forth in Section 3.4(d).

          "Market Value" of any share of capital stock as of a specific date means the volume-weighted average closing prices on the NYSE (or, if such security is not listed on the NYSE, such other principal exchange or over-the-counter market on which such security is listed) for the 30 consecutive days on which trading of such security occurs ending at the close of trading on such date (or the last trading day prior to such date).

          "Material Adverse Effect" has the meaning set forth in Section 4.1(b).

          "Materiality Threshold" has the meaning set forth in Section 3.3(a).

          "Maximum Merger Shares" has the meaning set forth in Section 1.1(b).

          "Merger" has the meaning set forth in the recitals.

          "Merger Consideration" has the meaning set forth in Section 3.2(a).

          "Minimum Merger Shares" has the meaning set forth in Section 1.1(b)

          "Multiemployer Plan" has the meaning set forth in Section 4.7(a).

          "NYSE" means the New York Stock Exchange, Inc.

          "Options" has the meaning set forth in Section 3.7(a).

          "Original Holder" has the meaning set forth in Section 3.4(a).

          "Original Shares" has the meaning set forth in Section 3.4(a).

          "Outstanding Company Shares" means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, excluding any treasury shares.

          "PBGC" means the Pension Benefit Guaranty Corporation or any successor agency or department.

          "Permitted Liens" means (1) statutory liens for Taxes not yet due and payable, (2) imperfections of title with respect to any Company asset, and statutory liens or other similar liens arising in the ordinary course of business with respect to any Company asset, in each case, that do not have a material adverse effect on the value or use of such asset, (3) mechanics liens for work performed on any Company asset for which payment therefor is not in default and (4) those liens or other encumbrances disclosed in
     Schedule 4.12.

          "Permitted Transferee", with respect to any person, means a transferee
     (i) that controls, is controlled by, or is under common control with the transferor, (ii) who is a spouse, child, parent or sibling of the transferor, or (iii) with respect to a partnership, that is a limited or general partner of such partnership. For purposes of this definition the word "control" means with respect to any person, ownership of equity interests representing 50% or more of the voting interest of such person and the words "controlling" and "controlled" have correlative meanings.

          "person" (or "persons" as the context may require) means any individual, corporation, partnership, firm, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

          "property" (or "properties" as the context may require) means real, personal or mixed property, tangible or intangible.

          "Proxy Statement" has the meaning set forth in Section 4.11.

          "Questor" means, collectively, Questor Partners Fund, L.P., a Delaware limited partnership and Questor Side-by-Side Partners, L.P., a Delaware limited partnership.

          "Receiving Party" has the meaning set forth in Section 12.1.

          "Reduction Amount" has the meaning set forth in Section 3.3(b).

          "Releasing Party" has the meaning set forth in Section 12.1.

          "Remaining Annual Shares" has the meaning set forth in Section 3.4(b).

          "Remaining Final Shares" has the meaning set forth in Section 3.4(c).

          "S-3" has the meaning set forth in Section 4.11.

          "S-4" has the meaning set forth in Section 3.14.

          "SEC" means the Securities and Exchange Commission or any successor agency or department.

          "Securities Act" means the Securities Act of 1933, as amended, and the regulations and rulings issued thereunder.

          "Significant Stockholders" (or "Significant Stockholder" as the context may require) has the meaning set forth in the preamble hereof.

          "Software License Agreement" means the software license agreement, dated October 17, 1996, by and between Ryder Truck Rental, Inc., a Florida corporation, and the Company.

          "Special Covenants" has the meaning set forth in Section 12.7.

          "Stock Option Plans" has the meaning set forth in Section 3.7(a).

          "Sub" has the meaning set forth in the preamble hereof.

          "Subsidiaries" (or "Subsidiary" as the context may require), means each entity as to which a person, directly or indirectly, owns or has the power to vote, or to exercise a controlling influence with respect to, 50% or more of the securities of any class of such entity, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such entity.

          "Surviving Corporation" has the meaning set forth in Section 1.2(a).

          "Surviving Person" has the meaning set forth in Section 3.16.

          "Taxes" means all taxes, assessments, charges, duties, fees, levies or other governmental charges (including interest, penalties or additions associated therewith) including federal, state, city, county, foreign or other income, franchise, capital stock, real property, personal property, tangible, withholding, FICA, unemployment compensation, disability, transfer, sales, use, excise, gross receipts and all other taxes of any kind for which the Company or any Subsidiary of the Company is liable imposed by the United States or any state, county, city, country or foreign government or subdivision or agency thereof.

          "Tax Return" means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for a group of entities.

          "Termination Date" has the meaning set forth in Section 10.1(a).

          "Total Disposed Annual Value" has the meaning set forth in Section 3.4(b).

          "Total Disposed Final Value" has the meaning set forth in Section 3.4(c).

          "Total Remaining Annual Value" has the meaning set forth in Section 3.4(b).

          "Total Remaining Final Value" has the meaning set forth in Section 3.4(c).

          "Total Warrant Value" has the meaning set forth in Section 3.5(a).

          "Trademark License Agreement" means the trademark license agreement, dated as of October 17, 1996, between Ryder System, Inc., a Florida corporation and the Company.

          "Transaction Price" means $32.9955 per share of Buyer Class A Common Stock.

          "Transfer Tax" (or "Transfer Taxes" as the context may require) has the meaning set forth in Section 6.17.

          "Transferred Intellectual Property" means transferred patents, transferred software and transferred trademarks as set forth on Schedule 4.8.

          "Warrants" (or "Warrant" as the context may require) has the meaning set forth in Section 3.5(a).

          "Warrant Measurement Date" has the meaning set forth in Section
     3.5(a).

          "Warrant Value Amount" has the meaning set forth in Section 3.5(a).

                                  ARTICLE XII.

                                 MISCELLANEOUS

     Section 12.1. Publicity. So long as this Agreement is in effect, except as may otherwise be required by law or stock exchange regulations, prior to making a press release that any party (a "Releasing Party") may determine to issue in connection with the transactions contemplated by this Agreement, the Releasing Party will, to the extent possible, promptly notify the other party of such conclusion and provide to the other party (the "Receiving Party") a draft of such press release. If the Receiving Party disagrees with any statement made by the Releasing Party in such press release, as issued, the Receiving Party shall be entitled to issue its own press release regarding the matters covered in the press release issued by the Releasing Party. Buyer and the Company shall jointly distribute a press release in the form attached hereto as Exhibit D announcing the Merger and related transactions.

     Section 12.2. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered, express mail or nationally recognized courier service, postage prepaid. Any such notice shall be deemed given when so delivered personally or by courier or successfully telegraphed, telexed or sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mails, as follows:

          (i) if to Buyer or Sub to:

         Budget Group, Inc.
         125 Basin Street
         Suite 210
         Daytona Beach, Florida 32114
         Attn: Chief Executive Officer
         Telecopy No.: (904) 226-8380

        with a concurrent copy to:

         Budget Group, Inc.
         4225 Naperville Road
         Lisle, Illinois 60532-3662
         Attn: General Counsel
         Telecopy No.: (630) 955-7810

        and an additional concurrent copy to:

         King & Spalding
         191 Peachtree Street, N.E.
         Atlanta, Georgia 30303
         Attn: C. William Baxley, Esq.
         Telecopy No.: 404-572-5100

        (ii) if to the Company to:

         Ryder TRS, Inc.
         One Civic Center
         1560 Broadway, Suite 1800
         Denver, Colorado 80202
         Attn: Michael Zawalski
         Telecopy No.: (303) 376-0783
        with a concurrent copy to:

         Willkie Farr & Gallagher
         One Citicorp Center
         153 East 53rd Street
         New York, New York 10022
         Attention: Thomas M. Cerabino, Esq.
         Telecopy No.: (212) 821-8111

        and an additional concurrent copy to:

         Questor Management Company
         4000 Town Center
         Suite 530
         Southfield, Michigan 48075
         Attn: Robert E. Shields, Esq.
         Telecopy No.: (248) 213-2215

     Any party may by notice given in accordance with this Section 12.2 to the other parties designate another address or person for receipt of notices hereunder.

     Section 12.3. Entire Agreement. This Agreement (including the Exhibits, Annexes and Schedules hereto) and the agreements contemplated hereby contain the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior agreements, written or oral, with respect thereto. Notwithstanding the execution of this Agreement, the confidentiality letter by and between Buyer and Questor, as the same may be amended, modified or supplemented from time to time (the "Confidentiality Agreement"), shall remain in full force and effect and shall not be superseded by this Agreement.

     Section 12.4. Waivers and Amendments; Non Contractual Remedies; Preservation of Remedies; Liability. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the parties or, in the case of waiver, by the party waiving compliance. After the Closing Date, no amendment or modification may be made (i) to the definition of Special Covenants or to any other provision of this Agreement that affects any of the rights of the Original Holders with respect to the Special Covenants without the written consent of 51% of the Original Holders or (ii) to Section 6.11 that adversely affects the rights of the indemnified parties referred to thereunder. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. Nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach. The limitations on claims set forth in this Section 12.4 and elsewhere in this Agreement (including Article X) shall not apply in the case of fraud on the part of the Company, the Significant Stockholders or Buyer, as the case may be.

     Section 12.5. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

     Section 12.6. Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns and heirs and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any party without the prior written consent of the other party hereto, provided however, that Buyer may assign this Agreement or any of its rights hereunder to one or more of its Subsidiaries so long as Buyer remains obligated hereunder, and provided further, that notwithstanding anything in this Section 12.6, Buyer shall not be released from its obligations under Article III of this Agreement.

     Section 12.7.  Third Party Beneficiaries.  Except for Article III, Sections
6.10 (Buyer Board of Directors), 6.17 (Transfer Taxes), 6.20 (Buyer Stock Purchases and Repurchases), 6.21 (Listing), 6.22 (Registration Rights), 9.3 (Certain Material Breaches) and 10.3 (Fees and Expenses), this Section 12.7 and Exhibit E (collectively, the "Special Covenants"), nothing in this Agreement is intended or shall be construed to give any person, other than the parties hereto, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. On and after the Closing Date, each of the holders of Original Shares shall be deemed to be third party beneficiaries with respect to the Special Covenants, and each shall be entitled to enforce such provisions directly against Buyer or the Surviving Corporation, as applicable, to the same extent as if such person were a party hereto. In addition, each of the indemnified parties referred to in Section 6.11 shall be entitled to enforce the provisions thereof directly against Buyer or the Surviving Corporation, as applicable, to the same extent as if such indemnified person were a party hereto.

     Section 12.8. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     Section 12.9. Exhibits, Schedules and Annexes. The Exhibits, Schedules and Annexes are a part of this Agreement as if fully set forth herein. All references herein to Articles, Sections, subsections, clauses, Exhibits, Annexes and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

     Section 12.10. Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

     Section 12.11. Submission to Jurisdiction; Venue. Any action or proceeding against any party hereto with respect to this Agreement, except for
(a) any action, proceeding or other dispute with respect to any calculations made under Section 3.5 (which shall be resolved in the manner set forth in Section 3.5(c)), and (b) any action, proceeding or dispute with respect to any adjustment to the Aggregate Merger Shares (which shall be resolved in accordance with Sections 3.3 and 9.3 of this Agreement and in accordance with Section 2.1 of the Holdback Escrow Agreement), shall be brought in the Court of Chancery of the State of Delaware or if (but only if) such court does not have subject matter jurisdiction over such action or proceedings, in the courts of the state of Delaware and, by execution and delivery of this Agreement, each party hereto hereby irrevocably accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. Each party hereto irrevocably consents to the service of process at any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth in Section 12.2, such service to become effective thirty days after such mailing. Nothing herein shall affect the right of any party hereto to serve process on any other party hereto in any other manner permitted by law. Each party hereto irrevocably waives any objection which it may now have or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

     Section 12.12. Severability. If any court of competent jurisdiction determines that any provision of this Agreement is not enforceable in accordance with its terms, then such provision shall be deemed to be modified so as to apply such provision, as modified, to the protection of the legitimate interests of the parties hereto to the fullest extent legally permissible and shall not affect the validity or enforceability of the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                                          BUDGET GROUP, INC.

                                          By:      /s/ SANFORD MILLER
                                            ------------------------------------
                                                       Sanford Miller
                                                  Chief Executive Officer

                                          BDG CORPORATION

                                          By:        /s/ SCOTT WHITE
                                            ------------------------------------
                                                        Scott White
                                                         President
                                          RYDER TRS, INC.

                                          By:         /s/ JAY ALIX
                                            ------------------------------------
                                                          Jay Alix
                                                   Chairman of the Board
                                                and Chief Executive Officer

     With respect to Sections 3.4(g), 6.1, 6.3, 6.4(a), 6.9(b), 6.12, 6.18 and
6.20 hereof

                                          QUESTOR PARTNERS FUND, L.P.,

                                          By: Questor General Partner, L.P.,
                                            its General Partner

                                          By: Questor Principals, Inc.,
                                            its General Partner

                                          By:         /s/ JAY ALIX
                                            ------------------------------------
                                                          Jay Alix
                                                     Managing Principal

                                          QUESTOR SIDE-BY-SIDE PARTNERS, L.P.,

                                          By: Questor Principals, Inc.,
                                            its General Partner

                                          By:         /s/ JAY ALIX
                                            ------------------------------------
                                                          Jay Alix
                                                     Managing Principal

     With respect to Sections 6.3(b), 6.18 and 6.20 hereof

                                       MADISON DEARBORN CAPITAL PARTNERS, L.P.

                                       By: Madison Dearborn Partners, L.P.,
                                          its General Partner

                                       By: Madison Dearborn Partners, Inc.
                                          its General Partner

                                       By:       /s/ THOMAS R. REUSCHE
                                          --------------------------------------
                                                    Thomas R. Reusche
                                                      Vice President

                                                                       EXHIBIT A

                              WARRANT ASSUMPTIONS

     A nationally recognized investment banking firm with significant experience in the equity derivatives market selected by a majority in interest of the Original Holders and reasonably satisfactory to Buyer shall determine the aggregate number of shares issuable upon exercise of the Warrants.

     The term of the Warrants will be fixed at five years after the Warrant Measurement Date.

     The exercise price will be 25% above the Market Value as of the Final Measurement Date.

     The valuation methodology for the Warrant will be the then applicable valuation methodology employed in the dealer market. Concurrently with delivering its opinion on the determination to the holders and Buyer, the dealer will also deliver to Buyer and to holders a standing bid at a value price equal to the Warrant Value Amount for 30 days.

                                                                       EXHIBIT E

                     RIGHTS AND OBLIGATIONS WITH RESPECT TO
                             REGISTRABLE SECURITIES

     The holders of Warrants granted pursuant to Section 3.5 of the Agreement and Plan of Merger (the "Merger Agreement") and the Buyer Class A Common Stock issued pursuant to Sections 3.2, 3.4 and 3.7 of the Merger Agreement and issued upon exercise of, or in exchange for, any Warrants shall have the following rights and obligations with respect to such shares:

     1. Definitions. Capitalized terms used herein without definition shall have the respective meanings set forth in the Merger Agreement. As used in this Exhibit E, unless the context otherwise requires, the following terms have the following respective meanings:

          "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include a reference to the comparable section, if any, of any such successor federal statute.

          "Majority Holders" means stockholders owning a majority of the Registrable Securities outstanding at the time of determination.

          "Registrable Securities" means (i) shares of Buyer Class A Common Stock received in the Merger by the Original Holders (such Original Holders and their transferees, the "Holders", and each such Original Holder and any transferee a "Holder") at the Effective Time by virtue of the Merger, (ii) Make-Whole Shares received by the Holders pursuant to Section 3.4 of the Merger Agreement and their transferees, (iii) shares of Buyer Class A Common Stock received by the Holders upon exercise of any Warrants issued pursuant to Section 3.5 of the Merger Agreement and their transferees, (iv) shares of Buyer Class A Common Stock received upon exercise of any Options pursuant to Section 3.7 of the Merger Agreement and their transferees and
     (v) any Related Registrable Securities and their transferees. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been otherwise transferred, and new certificates for them not bearing a legend restricting further transfer shall have been delivered by Buyer and subsequent public distribution of them shall not, in the opinion of counsel to the holders, which counsel shall be reasonably acceptable to Buyer, require registration of them under the Securities Act, or (c) they shall have ceased to be outstanding.

          "Registration Expenses" means all costs, fees and expenses incident to Buyer's performance of or compliance with Section 2, including, without limitation, all registration, filing and NASD fees, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses and the fees and disbursements of counsel for Buyer and of its independent public accountants and of a single counsel for the Holders, but excluding any underwriting fees, expenses, discounts or other costs payable to any underwriter, broker or dealer.

          "Registration Statement" has the meaning set forth in Section 2.1.

          "Related Registrable Securities" means any securities of Buyer issued or issuable with respect to the shares of Buyer Class A Common Stock received by the Holders in connection with the Transactions by way of a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

          "Representative" has the meaning set forth in Section 2.3.

          "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act shall include a reference to the comparable section, if any, of any such successor federal statute.

          "Seller Indemnified Parties" has the meaning set forth in Section 2.4(a).

          "Shares" means the shares of Buyer Class A Common Stock to be received by the Holders in the Transactions.

          "Target Date" means 60 days after the Effective Time, 1998.

          "Termination Date" means the first date on which all of the Registrable Securities (including all shares of Buyer Class A Common Stock issuable upon exercise of the Warrants) may be distributed to the public by each Holder pursuant to Rule 144(k) (or any similar successor provision) under the Securities Act.

          "Transactions" means the transactions described in clauses (i) through
     (iv) of the definition of "Registrable Securities".

     2.  Registration Under Securities Act, etc.

     2.1 Filing of Registration Statement. (a) As soon as practicable, but in any event no later than 15 days after the Effective Time, Buyer shall file a "shelf" registration statement pursuant to Rule 415 under the Securities Act (the "Registration Statement") with respect to the Registrable Securities to be issued to the Holders pursuant to the Merger Agreement. Buyer agrees that the Registration Statement will cover, in the event the Minimum Merger Shares are issued in the Merger, 1,363,822 shares of Buyer Class A Common Stock or, in the event the Maximum Merger Shares are issued in the Merger, 3,636,860 shares of Buyer Class A Common Stock. In the event that the number of shares of Buyer Class A Common Stock that are covered by the Registration Statement is less than the number of Registrable Securities, Buyer shall, as promptly as practicable after the issuance of Registrable Securities not covered by the Registration Statement, file an additional "shelf" registration statement and Buyer shall comply with all of its obligations set forth in this Exhibit E with respect to such additional registration statement to the same extent as if such registration statement were the Registration Statement. Buyer shall use its commercially reasonable efforts to (i) have the Registration Statement declared effective on or before the Target Date, and (ii) keep the Registration Statement continuously effective from the date such Registration Statement is declared effective until the Termination Date.

     (b) Subject to Section 9 hereof, Buyer shall promptly supplement or amend, if necessary, the Registration Statement as required by the registration form utilized by Buyer or by the instructions applicable to such registration form or by the Securities Act and, in each case, Buyer shall furnish to the holders of the Registrable Securities to which the Registration Statement relates and the managing underwriters, if any, copies of any such supplement or amendment prior to its being used and/or filed with the Commission. Buyer shall pay all Registration Expenses incurred in connection with the Registration Statement and any supplements or amendments thereto, whether or not it becomes effective, and whether all, none or some of the Registrable Securities are sold pursuant to the Registration Statement.

     2.2 Registration Procedures. (a) In connection with any registration statement filed pursuant to Section 2.1, Buyer will, as expeditiously as possible:

          (i) subject to Section 9 hereof, prepare and file with the Commission such registration statement and such amendments and supplements to such registration statement and the prospectus used in connection therewith continuously as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement or as may be reasonably requested by the Majority Holders, until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition (including methods described in any amendment or supplement referred to in (ii) below) by the seller or sellers thereof set forth in such registration statement (without limiting the generality of the foregoing, Buyer will prepare and file such amendments and supplements as may be required to permit the distributees of any Registrable Securities held by a partnership or other entity or the donees of any Registrable Securities held by any stockholder to sell such shares pursuant to the registration statement);

          (ii) if requested by the managing underwriter or underwriters or the Majority Holders of the Registrable Securities being sold in connection with an underwritten offering, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriters or such holders request should be included therein relating to the plan of distribution with respect to such Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten (or best efforts underwritten) offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after receiving notification of the matters to be incorporated in such prospectus supplement or post-effective amendment;

          (iii) furnish to each seller of Registrable Securities covered by such registration statement and the managing underwriters, if any, without charge, one original and as many conformed copies of such registration statement and of each such amendment thereto as reasonably requested by such seller or underwriter (including, in the case of the original copy, all exhibits) and such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller or underwriter may reasonably request;

          (iv) use its commercially reasonable efforts (x) to register or qualify all Registrable Securities and other securities covered by such registration statement and the managing underwriters, if any, under such other securities or blue sky laws of such States of the United States of America where an exemption is not available and as the sellers of Registrable Securities covered by such registration statement and the managing underwriter, if any, shall reasonably request, (y) to keep such registrations and qualifications, in effect for so long as such registration statement remains in effect, and (z) to take any other action which may be necessary or advisable to enable such sellers or managing underwriters to consummate the disposition in such jurisdictions of the securities to be sold by such sellers or managing underwriters, provided that in connection therewith Buyer shall not be required to qualify as a foreign corporation or as a dealer in securities or to file a general consent to service of process or to subject itself to taxation in any jurisdiction;

          (v) use its commercially reasonable efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities or self regulatory organizations as may be necessary, in the opinion of counsel to Buyer or to the managing underwriters, to enable the seller or sellers thereof or the managing underwriters, if any, to consummate the disposition of such Registrable Securities;

          (vi) promptly notify each seller of Registrable Securities covered by such registration statement and the managing underwriters, if any, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and, subject to Section 9 hereof, at the request of any such seller, and the managing underwriters, if any, promptly prepare and furnish to each prospective seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (vii) in connection with any underwritten offering of Registrable Securities pursuant to the Registration Statement, enter into an underwriting agreement in form, scope and substance as is customary in underwritten offerings and take all such other actions as are reasonably requested by the managing underwriter in order to expedite or facilitate the disposition of such Registrable Securities and in connection therewith (a) make such representations and warranties to the underwriters in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings with respect to the business of Buyer and the Registration Statement; (b) obtain opinions of counsel to Buyer and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, shall be addressed to the underwriters and shall cover the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by underwriters); (c) obtain "cold comfort" letters and updates thereof from Buyer's independent certified public accountants addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings; (d) if any underwriting agreement is entered into, the same shall set forth in full the indemnification provisions and procedures of Section 2.4 hereof with respect to all parties to be indemnified pursuant to said Section; and (e) Buyer shall deliver such documents and certificates as may be requested by the managing underwriters to evidence compliance with clause (iv) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by Buyer. The above shall be done at each closing under such underwriting or similar agreement as and to the extent required thereunder, and if at any time the representations and warranties of Buyer contemplated in clause (vii)(a) above cease to be true and correct, Buyer shall so advise the underwriter(s), if any, and each seller promptly and, if requested by such seller, shall confirm such advice in writing;

          (viii) make appropriate representatives of its management available, upon the reasonable request of the Majority Holders of Registrable Securities, but in no event upon less than 15 days' notice, for a reasonable period for a road show in connection with the underwritten offering of the Registrable Securities by an underwriter. Buyer will also make representatives of management reasonably available for conference calls in connection with any public offering upon reasonable advance notice; and

          (ix) to maintain on file with the NYSE and each other exchange on which Buyer Class A Common Stock is listed a copy of the most recent prospectus and otherwise use its commercially reasonable efforts to allow the sellers to satisfy the prospectus delivery requirements of the Securities Act in a manner not requiring physical delivery of a prospectus.

     (b) Buyer may require each holder of Registrable Securities as to which any registration is being effected to (i) furnish Buyer such information regarding such holder and the distribution of such securities as Buyer may from time to time reasonably request in writing and (ii) otherwise agree to comply with the Securities Act and the Exchange Act in connection with the registration and distribution of the Registrable Securities.

     (c) As a condition to including shares in any registration statement, Buyer may require any holder of Registrable Securities to agree that, upon receipt of any notice from Buyer of the happening of any event of the kind described in (i) subdivision (vi) of Section 2.2(a) or (ii) Section 9, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until (x) in the case of a notice under clause (i) above, such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (vi) of
Section 2.2(a), or until it is advised in writing by Buyer that the use of the applicable prospectus may be resumed, and, if so directed by Buyer, such holder will promptly deliver to Buyer (at Buyer's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice or (y) in the case of a notice under clause (ii) above, until expiration of the 30th day following the date of such notice or of any subsequent notice given in accordance with Section 8 hereof.

     (d) If Buyer suspends a registration statement or requires stockholders to cease sales of Registrable Securities pursuant to this section, Buyer shall, as promptly as practicable following the termination of the circumstances which entitled Buyer to do so, take such actions as may be necessary to reinstate the effectiveness of such registration statement and/or give written notice to all sellers of Registrable Securities authorizing them to resume sales pursuant to such registration statement.

     2.3 Preparation; Reasonable Investigation. In connection with the preparation and filing of the registration statement under the Securities Act pursuant to this Exhibit E, Buyer (i) shall give a representative holder designated in writing to Buyer by the Majority Holders (the "Representative"), any underwriter participating in any disposition of Registrable Securities, and counsel and accountants designated by the Representative and such underwriters the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, (ii) shall give each of them such reasonable access to its books and records and such opportunities to discuss the business of Buyer with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of the Representative and any underwriter participating in any disposition of Registrable Securities, and such counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act, subject to each such person agreeing to treat confidentially any non-public information disclosed to them as a result of such investigation and (iii) shall promptly notify the Representative and any underwriter participating in any disposition of Registrable Securities, and their counsel of any stop order issued or threatened by the Commission and promptly take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

     2.4 Indemnification. (a) Indemnification by Buyer. Buyer shall indemnify and hold harmless, in the case of any registration statement filed pursuant to
Section 2.1, each seller of any Registrable Securities covered by such registration statement, each other Person, if any, who controls such seller within the meaning of the Securities Act, each broker, dealer or underwriter acting on behalf of such seller and their respective directors, officers, partners, shareholders, employees and affiliates ("Seller Indemnified Parties") against any losses, claims, expenses, damages or liabilities (or actions or proceedings, whether commenced or threatened, or inquiries or investigations, in respect thereof), joint or several, to which such Seller Indemnified Parties may become subject under the Securities Act or otherwise, including, without limitation, the reasonable fees and expenses of legal counsel, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, or inquiries or investigations, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by Buyer of the Securities Act, and Buyer will reimburse each such Seller Indemnified Parties for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, expense, damage, liability, action or proceeding, inquiry or investigation; provided, that Buyer shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action, proceeding, inquiry or investigation in respect thereof) or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to Buyer through an instrument duly executed by or on behalf of such seller specifically stating that it is for use in the preparation thereof or (ii) the sale of Registrable Securities pursuant to the registration statement to any person, if such seller (x) failed to send or give a copy of the prospectus, as the same may be then supplemented or amended, to such person within the time required by the Securities Act and the untrue statement or alleged untrue statement or omission or alleged omission of a material fact contained in such prospectus was corrected in the prospectus, as amended or (y) engaged in such sale in breach of its agreements pursuant to Section 2.2(c). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any such Seller Indemnified Parties and shall survive the transfer of such securities by such seller.

     (b) Indemnification by the Sellers. As a condition to including any Registrable Securities in any registration statement, each prospective seller shall agree to indemnify and hold harmless severally and not jointly (in the same manner and to the same extent as set forth in Section 2.4(a)) Buyer, and each director, officer, employee and shareholder of Buyer and each other Person, if any, who participates or may be considered as an underwriter in the offering or sale of such securities and each other Person who controls Buyer within the meaning of the Securities Act ("Buyer Indemnified Parties") with respect to (i) any untrue statement or alleged untrue statement of a material fact contained in or any omission or alleged omission to state therein a material fact in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to Buyer through an instrument duly executed by or on behalf of such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement (provided that the liability of such indemnifying party under this clause (i) shall be limited to the amount of net proceeds received by such indemnifying party in the offering giving rise to such liability), or (ii) any sale of any Registrable Securities by such seller under the circumstances described in clause (ii) of the proviso to Section 2.4(a). Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of Buyer Indemnified Parties and shall survive the transfer of such securities by such seller.

     (c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action, proceeding, investigation or inquiry involving a claim referred to in the preceding subparagraphs of this
Section 2.4, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of such commencement; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subparagraphs of this Section 2.4, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action, proceeding, claim, liability, investigation or inquiry is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation; provided, however, that if the indemnified party reasonably believes it is advisable for it to be represented by separate counsel because there exists a conflict of interest between its interests and those of the indemnifying party with respect to such claim, or there exist defenses available to such indemnified party which may not be available to the indemnifying party, or if the indemnifying party shall fail to assume responsibility for such defense, the indemnified party may retain counsel satisfactory to it and the indemnifying party shall pay all fees and expenses of one such counsel, provided that in no event shall Buyer be required to pay the expenses of more than one such counsel. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim, proceeding, inquiry, investigation or litigation or which requires action other than the payment of money by the indemnifying party. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably requested in connection with the defense of such claim and litigation resulting therefrom.

     (d) Contribution. If the indemnification provided for in this Section 2.4 shall for any reason be held by a court of competent jurisdiction to be unavailable to an indemnified party under subparagraph (a) or (b) hereof in respect of any loss, claim, damage, liability, inquiry or investigation or any action or proceeding in respect thereof, then, in lieu of the amount paid or payable under subparagraph (a) or (b) hereof, the indemnified party and the indemnifying party under subparagraph (a) or (b) hereof shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of Buyer and the sellers of Registrable Securities covered by the registration statement in connection with the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations (the relative fault of Buyer and such sellers to be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Buyer or such sellers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission) or
(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by Buyer and such sellers from the offering of the securities covered by such registration statement. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Such sellers' obligations to contribute as provided in this subparagraph (d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint and no seller shall be liable under this subparagraph (d) for any amount in excess of the proceeds received by the seller in the offering giving rise to the liability hereunder. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent shall not be unreasonably withheld or delayed.

     (e) Other Indemnification. Indemnification and contribution similar to that specified in the preceding subparagraphs of this Section 2.4 (with appropriate modifications) shall be given by Buyer and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law, rule or regulation of any governmental authority other than the Securities Act.

     (f) Indemnification Payments. The indemnification and contribution required by this Section 2.4 shall be made by prompt periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

     3. Rule 144 and Rule 144A. Buyer shall take all actions reasonably necessary to enable holders of Registrable Securities to sell such securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time or (b) Rule 144A under the Securities Act, as such Rule may be amended from time to time, including, without limiting the generality of the foregoing, filing on a timely basis all reports required to be filed by the Exchange Act. Upon the request of any holder of Registrable Securities or holder of rights to acquire Registrable Securities, Buyer will deliver to such holder a written statement as to whether it has complied with such requirements.

     4. Participation in Underwritten Registrations. (a) If any of the Registrable Securities covered by the Registration Statement are to be sold in an underwritten offering, the investment bank or investment bankers and manager or managers that will administer the offering will be selected by the Buyer and shall be reasonably satisfactory to the Majority Holders of the Registrable Securities included in such offering.

     (b) In the event any holder proposes to sell Registrable Securities covered by the Registration Statement in an underwritten offering, it will so notify Buyer and provide Buyer with the information to be included in the notice to be given by Buyer hereinafter set forth. Promptly (and in any event within ten (10) Business Days) after receipt of such notice, Buyer will give written notice to each other holder of Registrable Securities of (i) the name of the proposing holder, (ii) the number of Registrable Securities proposed to be sold by such proposing holder, and (iii) the right of each other holder to elect to have all or a portion of the Registrable Securities owned by such holder included in such underwritten offering by notifying Buyer and the proposing holder of such election (and specifying the number of Registrable Securities to be so included) within ten (10) Business Days after receipt of such notice from Buyer. A holder making such an election on a timely basis shall be entitled to have the number of Registrable Securities specified in such election included in the underwritten offering; provided, however, that, if the managing underwriter advises the participating holders in writing that marketing factors require a limitation of the number of Registrable Securities to be underwritten, the amount of Registrable Securities that may be included in the underwriting shall be so limited and shall be allocated among the participating holders pro rata in accordance with the number of Registrable Securities proposed to be included in the underwritten offering by the participating holders.

     (c) No holder may participate in any underwritten registration hereunder unless such holder (x) agrees to sell such holder's securities on the basis provided in any underwriting arrangements approved by the holders entitled hereunder to approve such arrangements and (y) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. Nothing in this Section 4 shall be construed to create any additional rights regarding the registration of Registrable Securities in any holder otherwise than as set forth herein.

     5. Amendments. This Exhibit E may be amended only upon the prior written consent of Buyer and the Majority Holders. Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 5, whether or not such Registrable Securities shall have been marked to indicate such consent.

     6. Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to Buyer, be treated as the holder of such Registrable Securities for purposes of any request, consent, waiver or other action by any holder or holders of Registrable Securities pursuant to this Exhibit E or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Exhibit E. If the beneficial owner of any Registrable Securities so elects, Buyer may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

     7. Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in the manner provided in the Merger Agreement, and, in the case of the Holders, shall be addressed in the manner set forth in the stock record books of Buyer.

     8. Assignment. This Exhibit E shall be binding upon and inure to the benefit of and shall be enforceable by the Original Holders, by virtue of the approval of the Merger and such stockholder's receipt of Buyer Class A Common Stock pursuant to the Merger Agreement, and by Buyer and its respective successors and assigns and, with respect to any Company Stockholder, any Original Holder of any Registrable Securities and their transferees and assigns, provided that, with respect to a transferee or assignee of shares of Registrable Securities, (i) such transfer is effected in accordance with applicable securities law, (ii) Buyer is given written notice of such assignment contemporaneous with such assignment or promptly thereafter, and (iii) the transferee or assignee by written agreement acknowledges that he is bound by the terms of this Exhibit E.

     9. Holdback Agreements. Notwithstanding anything in this Exhibit E to the contrary, if (a)(i) Buyer is in possession of material non-public information,
(ii) the Board of Directors of Buyer determines that disclosure of such material non-public information would not be in the best interests of Buyer and its stockholders and (iii) the Board of Directors or Chief Executive Officer of Buyer determines that suspension of the rights of the Holders to make sales pursuant to the Registration Statement is necessary in order to avoid a requirement to disclose such material, non-public information, (b) the Buyer has made a public announcement relating to an acquisition or business combination including Buyer or a subsidiary of Buyer, or (c) the Board of Directors of Buyer determines in good faith that it is in the best interests of Buyer and its stockholders not to disclose the existence of facts surrounding any proposed or pending corporate transaction involving Buyer, then Buyer may notify the Holders that it elects to suspend the rights of the Holders to make sales pursuant to the Registration Statement for a period of time not to exceed 30 days from the date of such notice, provided that, Buyer may exercise its rights under this
Section 9 no more than one time during any period of 180 consecutive days.

     10. No Inconsistent Agreements. Buyer will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Securities in this Exhibit E.

     11. Remedies. Each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights hereunder. Buyer agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Exhibit E and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

     12. Separate Agreements with Holders. As promptly as practicable after the execution of the Merger Agreement, Buyer will enter into a separate agreement with each Company Stockholder (and, after the Effective Time, each Holder) to evidence the obligations of Buyer and each Company Stockholder, or, if after the Effective Time, each Holder under this Exhibit E.

     13. Dispositions by Holders. Each Holder agrees not to sell or offer to sell less than 100,000 shares of Registrable Securities in any single offering pursuant to the Registration Statement, except that, if such Holder is an Original Holder and immediately after the Effective Time beneficially owns an aggregate of less than 100,000 shares of Registrable Securities, such Holder may sell or offer to sell such shares of Buyer Class A Common Stock in an offering being made with one or more Holders covering an aggregate of at least 100,000 shares of Registrable Securities.

     14. Lockup. Each Significant Stockholder and any transferee of a Significant Stockholder represents, warrants, covenants and agrees that from the Effective Time until the expiration of ninety (90) days following the Effective Time, such Significant Stockholder or transferee will not, without the prior written consent of Buyer, offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Buyer Class A Common Stock or other instrument which by its terms is convertible into, exercisable or exchangeable for, any shares of Buyer Class A Common Stock of which such Significant Stockholder or transferee is at the Effective Time, or may in the future become, the beneficial owner (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended).

                                AMENDMENT NO. 1
                        TO AGREEMENT AND PLAN OF MERGER

     AMENDMENT NO. 1 dated as of March 16, 1998 to the Agreement and Plan of Merger, dated as of March 4, 1998, by and among Budget Group, Inc. ("Buyer"), BDG Corporation ("Sub"), Ryder TRS, Inc. (the "Company"), and certain other parties (the "Merger Agreement"). Capitalized terms not otherwise defined herein have the meanings given to them in the Merger Agreement.

     WHEREAS, the parties to the Merger Agreement agreed to merge Sub with and into the Company in accordance with the terms and conditions of the Merger Agreement and Section 251 of the General Corporation Law of the State of Delaware;

     WHEREAS, the parties desire to amend certain provisions of the Merger Agreement as more fully set forth herein;

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the agreements herein, the parties hereto agree as follows:

     Section 1.1(b) of the Merger Agreement is amended and restated in its entirety to read as follows:

          "(b) an aggregate number of shares of Buyer Class A Common Stock issuable to all such holders equal to a minimum of 1,332,909 shares (the "Minimum Merger Shares") and a maximum of 3,605,946 shares (the "Maximum Merger Shares") (in each case less any shares of Buyer Class A Common Stock issued to the holders of Options pursuant to Section 3.7), with the precise number thereof determined as set forth in Section 3.1 and subject to adjustment as provided in Article III;"

     Section 3.6(a) of the Merger Agreement is amended and restated in its entirety to read as follows:

          "(a) At the Effective Time, 1,818,430 shares of Buyer Class A Common Stock (if the Maximum Merger Shares are issued), or 1,332,909 shares of Buyer Class A Common Stock (if the Minimum Merger Shares are issued) (as the case may be, the "Escrow Holdback Shares") shall be deposited in escrow with an escrow agent mutually agreed upon by Buyer and the Company prior to the Closing (the "Holdback Escrow Agent"), to be held and administered in accordance with the terms and conditions of a Holdback Escrow Agreement, substantially in the form attached hereto as Exhibit B (the "Holdback Escrow Agreement"), against which Holdback Shares Buyer shall be entitled, in accordance with the terms of the Holdback Escrow Agreement, to recover Damages (as defined in the Holdback Escrow Agreement) that may be suffered by Buyer and that are indemnifiable in accordance with the terms of the Holdback Escrow Agreement (an "Escrow Claim Event")."

     Section 3.5(b) (with respect to the heading thereto only) of the Merger Agreement is amended to read as follows:

          "(b) Determination of Warrant Shares."

     The text contained in Section 3.5(b) shall not be modified hereby and shall remain in full force and effect as written in the Merger Agreement.

     Section 2.1(a) of Exhibit E to the Merger Agreement is amended and restated in its entirety to read as follows:

          "(a) As soon as practicable, but in any event no later than 15 days after the Effective Time, Buyer shall file a "shelf" registration statement pursuant to Rule 415 under the Securities Act (the "Registration Statement") with respect to the Registrable Securities to be issued to the Holders pursuant to the Merger Agreement. Buyer agrees that the Registration Statement will cover, in the event the Minimum Merger Shares are issued in the Merger, 1,332,909 shares of Buyer Class A Common Stock or, in the event the Maximum Merger Shares are issued in the Merger, 3,605,946 shares of Buyer Class A Common Stock. In the event that the number of shares of Buyer Class A Common Stock that are covered by the Registration Statement is less than the number of Registrable Securities, Buyer shall, as promptly as practicable after the issuance of Registrable Securities not covered by the Registration

     Statement, file an additional "shelf" registration statement and Buyer shall comply with all of its obligations set forth in this Exhibit E with respect to such additional registration statement to the same extent as if such registration statement were the Registration Statement. Buyer shall use its commercially reasonable efforts to (i) have the Registration Statement declared effective on or before the Target Date, and (ii) keep the Registration Statement continuously effective from the date such Registration Statement is declared effective until the Termination Date.

                                    #  #  #

     The Company represents and warrants to Buyer that this Amendment has been duly executed and delivered by the Company, the form of this Amendment has been approved by the Board of Directors of the Company and a majority of the holders of Company Common Stock and no further corporate authorization on the part of the Company is necessary to consummate the transactions contemplated by this Amendment.

     This Amendment constitutes a valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except to the extent enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

     Buyer represents and warrants to the Company that this Amendment has been duly executed and delivered by Buyer and Sub and, this Amendment has been approved by Buyer's and Sub's Board of Directors and by a majority of holders of Sub's common stock, and no further corporate authorization on the part of Buyer or Sub is necessary to consummate the transactions contemplated by this Amendment.

     This Amendment constitutes a valid and binding agreement of Buyer and Sub and is enforceable against Buyer and sub in accordance with its terms, except to the extent enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

     The Merger Agreement is hereby reaffirmed in all respects and shall remain in full force and effect in accordance with its terms except as amended or modified by this Amendment.

     This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

                                          BUDGET GROUP, INC.

                                          By:      /s/ SANFORD MILLER
                                            ------------------------------------
                                                       Sanford Miller
                                                  Chief Executive Officer

                                          BDG CORPORATION

                                          By:        /s/ SCOTT WHITE
                                            ------------------------------------
                                                        Scott White
                                                         President

                                          RYDER TRS, INC.

                                          By:          /s/ JAY ALIX
                                              ----------------------------------
                                                          Jay Alix
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                                          QUESTOR PARTNERS FUND, L.P.,

                                          By: Questor General Partner, L.P.,
                                            its general partner

                                          By: Questor Principals, Inc.,
                                            its general partner

                                          By:         /s/ JAY ALIX
                                            ------------------------------------
                                                          Jay Alix
                                                     Managing Principal

                                          QUESTOR SIDE-BY-SIDE PARTNERS, L.P.,

                                          By: Questor Principals, Inc.,
                                            its general partner

                                          By:         /s/ JAY ALIX
                                            ------------------------------------
                                                          Jay Alix
                                                     Managing Principal

                                          MADISON DEARBORN CAPITAL PARTNERS,
                                          L.P.

                                          By: Madison Dearborn Partners, L.P.,
                                            its general partner

                                          By: Madison Dearborn Partners, Inc.,
                                            its general partner

                                          By:     /s/ THOMAS R. REUSCHE
                                            ------------------------------------
                                                     Thomas R. Reusche
                                                       Vice President

                                                                         ANNEX C

                        1994 INCENTIVE STOCK OPTION PLAN
                            WITH PROPOSED AMENDMENTS

Sentences or clauses contained in the proposed amendments are set forth in all capital letters

     1. Purpose. The purpose of this plan is to advance the interests of Budget Group, Inc., formerly known as Team Rental Group, Inc., by providing an opportunity to selected key employees of the Company and its Subsidiaries to purchase shares of Common Stock through the exercise of options granted pursuant to this Plan, which may be either Incentive Options or Nonqualified Options. By encouraging such stock ownership, the Company seeks to establish as close an identity as feasible between the interests of the Company and its Subsidiaries and those of such key employees and also seek to attract, retain, motivate and reward employees of superior ability, training and experience.

     2. Definitions

     (1) Board means the Board of Directors of the Company.

     (2) Code means the Internal Revenue Code of 1986 and regulations thereunder, as amended from time to time.

     (3) Committee means the committee appointed by the Board responsible for administering the Plan in accordance with Section 5.

     (4) Common Stock means the Class A Common Stock of the Company, par value $.01 per share, and the Class B Common Stock, par value $.01 per share, of the Company.

     (5) Company means Budget Group, Inc., formerly known as Team Rental Group, Inc., a Delaware corporation.

     (6) Director means each individual who is serving as a member of the Board as of the time of reference.

     (7) Employee means an employee of the Company or any Subsidiary within the meaning of Code Section 3401(c); "key employee" means a salaried Employee who is determined by the Committee to be eligible to be granted Options under the Plan.

     (8) Exchange Act means the Securities Exchange Act of 1934 and the rules and regulations promulgated pursuant thereto, as amended from time to time.

     (9) Incentive Option means a stock option intended to qualify as an "incentive stock option" within the meaning of Code Section 422 and designated as such.

     (10) Nonqualified Option means a stock option not intended to be an Incentive Option and designated as a nonqualified stock option, the federal income tax treatment of which is determined generally under Code Section 83.

     (11) Option means either an Incentive Option or a Nonqualified Option granted pursuant to this Plan.

     (12) Plan means this Budget Group, Inc. 1994 Incentive Stock Option Plan as set forth herein, and as amended from time to time.

     (13) Securities Act means the Securities Act of 1933 and rules and regulations promulgated pursuant thereto, as amended from time to time.

     (14) Subsidiary means a "subsidiary" of the Company within the meaning of Code Section 424(f), which generally is defined as any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the relevant time, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

     3. Effective Date. This Plan was approved and adopted by the Board on April 25, 1994. The effective date of the Plan is April 25, 1994, the date on which the Plan was approved by the stockholders of the Company.

     4. Stock Subject to Plan. THE MAXIMUM AGGREGATE NUMBER OF SHARES OF COMMON STOCK THAT MAY BE MADE SUBJECT TO OPTIONS GRANTED HEREUNDER IS 3,500,000 SHARES, WHICH NUMBER SHALL BE ADJUSTED IN ACCORDANCE WITH SECTION 9 IN THE EVENT OF ANY CHANGE IN THE COMPANY'S CAPITAL STRUCTURE. Shares of Common Stock issued pursuant to the Plan may consist, in whole or in part, of either authorized and unissued shares or issued shares held in the Company's treasury. Any shares subject to an Option that for any reason expires or is terminated unexercised as to such shares may again be the subject of an Option under the Plan.

     5. Administration. The Plan shall be administered by a Committee appointed by the Board consisting of no fewer than two individuals who are Directors, who are not employees and who are "non-employee directors" under Rule 16b-3 pursuant to Section 16 of the Exchange Act. The Board shall have the discretion to remove and appoint members of the Committee from time to time. The Committee shall have full power and discretion, subject to the express provisions of the Plan, (i) to determine the key employees to whom Options are to be granted, the time or times at which Options are to be granted, the number of shares of Common Stock to be made subject to each Option, whether each Option is to be an Incentive Option or a Nonqualified Option, the exercise price per share under each Option, and the maximum term of each Option; (ii) to interpret and construe the Plan and to prescribe, amend and rescind rules and regulations for its administration; (iii) to determine the terms and provisions of each option agreement evidencing an Option; and (iv) to make all other determinations the Committee deems necessary or advisable for administering the Plan. All decisions of the Committee shall be made by a majority of its members, which shall constitute a quorum, and shall be reflected in minutes of its meetings.

     6. Eligibility. Options may be granted to such Employees who are key employees as the Committee selects. A Director who is not an Employee is not eligible to receive Options pursuant to this Plan.

     7. Terms and Conditions of Options. Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form and containing such terms and conditions as the Committee shall determine. If an Employee to whom an Option is granted does not execute an option agreement evidencing that Option in the form prescribed by the Committee within the later of (i) thirty days from the date of grant of the Option or (ii) ten days after the Employee's receipt of an option agreement from the Company, the Option shall be void and of no further force or effect. Each Option agreement evidencing an Option shall contain among its terms and conditions the following:

          (1) Price. Subject to the conditions on Incentive Options contained in Section 8(2), if applicable, the purchase price per share of Common Stock payable upon the exercise of each Option granted hereunder shall be as determined by the Committee in its discretion but shall not be less than the fair market value of the Common Stock on the day the Option is granted. The fair market value of Common Stock shall be determined as follows:

             (i) If the Common Stock is listed on a national securities exchange or is a National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System security, the last reported sale price on such exchange or system on the trading day immediately preceding the date of a grant hereunder; or

             (ii) if the Common Stock is not so listed, the mean of the last bid and asked prices reported by NASDAQ, or if no such reports are available, by the National Quotation Bureau Incorporated on the trading day immediately preceding the date of a grant hereunder.

          (2) Number of Shares and Kind of Option. Each option agreement shall specify the number of shares to which it pertains and shall specify whether the Option is a Nonqualified Option or an Incentive Option.

          (3) Terms of Exercise. Subject to the conditions on Incentive Options contained in Section 8(2), if applicable, and to Section 10, each Option shall be exercisable for the full amount or for any part thereof and at such intervals or in such installments as the Committee may determine at the time it grants such Option; provided, however, that (i) no Option shall be exercised as to fewer than 100 shares of Common Stock or, if less, the total number of shares of Common Stock remaining unexercised under the Option, and (ii) no Option shall be exercisable with respect to any shares earlier than six months from the date the Option is granted or later than ten years after the date the Option is granted, except to the extent permitted in the event of the death or disability of the holder of a Nonqualified Option under Section 7(7).

          (4) Notice of Exercise and Payment. An Option shall be exercisable only by delivery of a written notice to the Company's Treasurer, or any other officer of the Company the Committee designates to receive such notices, specifying the number of shares of Common Stock for which the Option is being exercised. If the shares of Common Stock acquired upon exercise of an Option are not at the time of exercise effectively registered under the Securities Act, the optionee shall provide to the Company, as a condition to the optionee's exercise of the Option, a letter, in form and substance satisfactory to the Company, to the effect that the shares are being purchased for the optionee's own account for investment and not with a view to distribution or resale, and to such other effects as the Company deems necessary or appropriate to comply with federal and applicable state securities laws. Payment shall be made in full at the time the Option is exercised. Payment shall be made by:

             (i) cash;

             (ii) delivery and assignment to the Company of shares of Common Stock owned by the optionee;

             (iii) a combination of (i) and (ii); or

             (iv) delivery of a written exercise notice, including irrevocable instructions to the Company to deliver the stock certificates issuable upon exercise of the Option directly to a broker named in the notice that has agreed to participate in a "cashless" exercise on behalf of the optionee.

Upon the optionee's satisfaction of all conditions required for the exercise of the Option and payment in full of the purchase price for the shares being acquired, the Company shall, within a reasonable period of time following such exercise, deliver a certificate representing the shares of Common Stock so acquired; provided, that the Company may postpone issuance and delivery of shares upon any exercise of an Option to the extent necessary or advisable to comply with applicable exchange listing requirements, National Association of Securities Dealers, Inc. ("NASD") requirements, or federal or state securities laws.

          (5) Withholding Taxes. The Company's obligation to deliver shares of Common Stock upon exercise of an Option, in whole or in part, shall be subject to the optionee's satisfaction of all applicable federal, state and local tax withholding obligations.

          (6) Nontransferability of Option. No Option shall be transferable by the optionee otherwise than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by the optionee (or the optionee's guardian or legal representative).

          (7) Termination of Options. Each option agreement evidencing an Option shall contain provisions for the termination of the Option if the optionee ceases for any reason to be an Employee, which provisions shall be no more favorable to the optionee than the following:

             (i) Termination With Consent. If the optionee ceases to be an Employee and the Company or Subsidiary that is the Employee's primary employer at the time of termination consents in writing to the optionee's exercise of an Option following such termination, then the optionee may, at any time within a period of 90 days following the date of such termination, exercise such Option to the extent that the Option was exercisable on the date the optionee ceased to be an Employee;

             (ii) Retirement. If the optionee ceases to be an Employee by reason of retirement under one or more of the Company's (or Subsidiary's) retirement plans including, without limitation, early retirement, then the optionee may, at any time within a period of 90 days following the date of such termination, exercise each Option held by the optionee on such date to the full extent of the Option;

             (iii) Death or Disability. In the event of the Optionee's death or disability (within the meaning of Code Section 22(e)(3)) either (x) while an Employee or (y) with respect only to Nonqualified Options, while eligible to exercise a Nonqualified Option under Subsections 7(7)(i) or (ii) above, then the optionee (or the optionee's legal representative, executor, administrator, or person acquiring an Option by bequest or inheritance) may, at any time within a period of one year following the date of the optionee's death or commencement of disability, exercise each Option held by the optionee on such date to the full extent of the Option; and

             (iv) Other Termination. If the optionee ceases to be an Employee for any reason other than those enumerated in Subsections 7(7)(i) through (iii) above, each Option granted to the optionee to the extent outstanding on the date of such termination of employment, shall terminate immediately on such termination of employment and may not be exercised thereafter;

provided, however, that no Option may be exercised to any extent by anyone after the date of expiration of the Option's term, except that a Nonqualified Option shall remain exercisable as provided in Subsection 7(7)(iii) regardless of the Option's term.

          (8) Legends. Any restriction on transfer of shares of Common Stock provided in this Plan or in the option agreement evidencing any Option shall be noted or referred to conspicuously on each certificate evidencing such shares.

     8. Restrictions on Incentive Options. Incentive Options (but not Nonqualified Options) granted under this Plan shall be subject to the following restrictions:

          (1) Limitation on Number of Shares. The aggregate fair market value, determined as of the date an Incentive Option is granted, of the shares with respect to which Incentive Options are exercisable for the first time by an Employee during any calendar year shall not exceed $100,000. If an Incentive Option is granted pursuant to which the aggregate fair market value of shares with respect to which it first become exercisable in any calendar year by an Employee exceeds the aforementioned $100,000 limitation, the portion of such Option which is in excess of the $100,000 limitation shall be treated as a Nonqualified Option pursuant to Code
     Section 422(d)(1). In the event that an Employee is eligible to participate in any other stock option plan of the Company or a Subsidiary which is also intended to comply with the provisions of Code Section 422, the $100,000 limitation shall apply to the aggregate number of shares for which Incentive Options may be granted under all such plans.

          (2) 10% Stockholder. If an Employee to whom an Incentive Option is granted pursuant to the provisions of the Plan is on the date of grant the owner of stock (as determined under Code Section 424(d)) possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Subsidiary, then the following special provisions shall be applicable to the Incentive Option granted to such individual:

             (i) The Option price per share subject to such Incentive Option shall not be less than 110% of the fair market value of one share on the date of grant; and

             (ii) The Incentive Option shall not have a term in excess of five
        (5) years from its date of grant.

     9. Adjustment for Changes in Capitalization. Appropriate and equitable adjustment shall be made in the maximum number of shares of Common Stock subject to the Plan under Section 4 and, subject to Section 10, in the number, kind and option price of shares of Common Stock subject to then outstanding Options to give effect to any changes in the outstanding Common Stock by reason of any stock dividend, stock split, stock combination, merger, consolidation, reorganization, recapitalization or any other change in the capital structure of the Company affecting the Common Stock after the effective date of the Plan.

     10. Change in Control; Merger, Etc.

          (1) Change in Control. Upon the occurrence of any of the events listed below, all outstanding Incentive Options and Nonqualified Options held by all optionees pursuant to this Plan shall become immediately exercisable in full. The events are as follows:

             (i) The sale by the Company of all or substantially all of its assets, or all or substantially all of the assets of its Subsidiaries, taken as a whole;

             (ii) Any of the following events if, immediately following such event, a majority of the Directors consists of persons who were not Directors immediately prior to the date of such event:

                (a) the sale of 50% or more of the outstanding shares of Common Stock of the Company in a single transaction or related series of transactions;

                (b) the consummation of a tender offer (by a party other than the Company) for more than 50% of the outstanding shares of Common Stock of the Company; or

                (c) subject to Section 10(2) below, the consummation of a merger or consolidation involving the Company; or

             (iii) An election of new Directors if immediately following such election a majority of the Directors consists of persons who were not nominated by the Board or nominating committee thereof to stand for election as Directors in such election.

          (2) Where Company Does Not Survive. In the event of a merger or consolidation to which the Company is a party but is not the surviving company, the Committee in its discretion may vote to negate and give no effect to the acceleration of Options pursuant to Section 10(1)(ii)(c), but only if and to the extent that an executed agreement of merger or consolidation provides that the optionee holding such an Option shall receive the same merger consideration as the optionee would have received as a stockholder of the Company had the exercisability of the Option been accelerated in accordance with Section 10(1)(ii)(c) and had the optionee, immediately prior to the merger or consolidation, exercised the Option for the full number of shares subject thereto, paid the exercise price in full, and satisfied all other conditions for the exercise of the Option.

          (3) Liquidation or Dissolution. The provisions of Section 9 and Subsections 10(1) and (2) shall not cause any Option to terminate other than in accordance with other applicable provisions of the Plan. However, in the event of the liquidation or dissolution of the Company, each outstanding Option shall terminate, except to the extent otherwise specifically provided in the option agreement evidencing the Option.

     11. Rights of Optionees. No Employee shall have a right to be granted an Option or, having received an Option, a right again to be granted an Option. An optionee shall have no rights as a stockholder with respect to any shares of Common Stock covered by his or her Option until the date the Option has been exercised and the full purchase price for such shares has been received by the Company. Nothing in this Plan or in any Option granted pursuant to the Plan shall confer on any individual any right to continue in the employ of the Company or any Subsidiary or interfere in any way with the right of the Company or any Subsidiary to terminate or modify the terms or conditions of the employment of the Option holder.

     12. Amendment and Termination of the Plan. Unless sooner terminated by the Board, the Plan shall terminate, so that no Options may be granted pursuant to it thereafter, on April 24, 2004. The Board may at any time amend, suspend or terminate the Plan in its discretion without further action on the part of the stockholders of the Company, except that:

          (1) no such amendment, suspension or termination of the Plan shall adversely affect or impair any then outstanding Option without the consent of the optionee holding the Option; and

          (2) any such amendment, suspension or termination that requires approval by the stockholders of the Company to comply with applicable provisions of the Code, rules promulgated pursuant to Section 16 of the Exchange Act, applicable state law or NASD or exchange listing requirements shall be subject to approval by the stockholders of the Company within the applicable time period prescribed thereunder, and shall be null and void if such approval is not obtained.

                                                                         ANNEX D

                       1994 DIRECTORS' STOCK OPTION PLAN
                            WITH PROPOSED AMENDMENTS

Sentences or clauses contained in the proposed amendments are set forth in all capital letters

     1. Purpose. The purpose of this plan is to advance the interests of Budget Group, Inc., formerly known as Team Rental Group, Inc., by providing an opportunity to selected directors of the Company to purchase shares of Common Stock through the exercise of options granted pursuant to this Plan, which shall be nonqualified options. By encouraging such stock ownership, the Company seeks to establish as close an identity as feasible between the interests of the Company and those of its directors and also seeks to attract, retain, motivate and reward individuals of superior ability and experience.

     2. Definitions.

     (1) Board means the Board of Directors of the Company.

     (2) Code means the Internal Revenue Code of 1986 and regulations thereunder, as amended from time to time.

     (3) Common Stock means the Class A common stock of the Company, par value $.01 per share.

     (4) Company means Budget Group, Inc., formerly known as Team Rental Group, Inc., a Delaware corporation.

     (5) Director means each individual who is serving as a member of the Board as of the time of reference.

     (6) Exchange Act means the Securities Exchange Act of 1934 and the rules and regulations promulgated pursuant thereto, as amended from time to time.

     (7) Option means a nonqualified option, the federal income tax treatment of which is determined generally under Code Section 83, granted pursuant to this Plan.

     (8) Plan means this Budget Group, Inc. 1994 Directors' Stock Option Plan as set forth herein, and as amended from time to time.

     (9) Securities Act means the Securities Act of 1933 and rules and regulations promulgated pursuant thereto, as amended from time to time.

     (10) Subsidiary means a "subsidiary" of the Company within the meaning of Code Section 424(f), which generally is defined as any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the relevant time, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

     3. Effective Date. This Plan was approved and adopted by the Board on April 25, 1994. The effective date of the Plan is April 25, 1994, the date on which the Plan was approved by the stockholders of the Company.

     4. Stock Subject to Plan. THE MAXIMUM AGGREGATE NUMBER OF SHARES OF COMMON STOCK THAT MAY BE MADE SUBJECT TO OPTIONS GRANTED HEREUNDER IS 300,000 SHARES, WHICH NUMBER SHALL BE ADJUSTED IN ACCORDANCE WITH SECTION 9 IN THE EVENT OF ANY CHANGE IN THE COMPANY'S CAPITAL STRUCTURE. Shares of Common Stock issued pursuant to the Plan may consist, in whole or in part, of either authorized and unissued shares or issued shares held in the Company's treasury. Any shares subject to an Option that for any reason expires or is terminated unexercised as to such shares may again be the subject of an Option under the Plan.

     5. Administration. The Plan shall be administered by the Board. The Board shall have full power and discretion, subject to the express provisions of the Plan, (i) to determine the non-employee Directors to whom Options are to be granted, the time or times at which Options are to be granted, the number of shares of Common Stock to be made subject to each Option, the exercise price per share under each Option, and the maximum term of each Option; (ii) to interpret and construe the Plan and to prescribe, amend and rescind rules and regulations for its administration; (iii) to determine the terms and provisions of each option agreement evidencing an Option; and (iv) to make all other determinations the Board deems necessary or advisable for administering the Plan. All decisions of the Board shall be made by a majority of its members, which shall constitute a quorum, and shall be reflected in minutes of its meetings. To the extent that recordkeeping and other ministerial functions must be preformed to administer and operate the Plan properly, either the Board or a committee appointed by the Board consisting of not fewer than two individuals shall perform such administrative functions. The Board shall have the discretion to remove and appoint members of the committee from time to time.

     6. Eligibility. Each individual who is a Director and who is not an employee shall be eligible to receive grants of Options under the Plan.

     7. [INTENTIONALLY OMITTED.]

     8. Terms and Conditions of Options. Options granted pursuant to the Plan shall be evidenced by stock option agreements. Each option agreement evidencing an Option shall contain among its terms and conditions the following:

          (1) Price. The purchase price per share of Common Stock payable upon the exercise of each Option granted hereunder shall be the fair market value of the Common Stock on the day the Option is granted. The fair market value of Common Stock shall be determined as follows:

             (i) If the Common Stock is listed on a national securities exchange or is a National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System security, the last reported sale price on such exchange or system on the trading day immediately preceding the date of a grant hereunder; or

             (ii) If the Common Stock is not so listed, the mean of the last bid and asked prices reported by NASDAQ, or if no such reports are available, by the National Quotation Bureau Incorporated on the trading day immediately preceding the date of a grant hereunder.

          (2) Terms of Exercise. Subject to Section 10, each Option shall be exercisable in full; provided, however that (i) no Option shall be exercised as to fewer than 100 shares of Common Stock or, if less, the total number of shares of Common Stock remaining unexercised under the Option, and (ii) no Option shall be exercisable with respect to any shares earlier than six months from the date the Option is granted or later than ten years after the date the Option is granted, except to the extent permitted in the event of the death or disability of the holder of an Option under Section 8(5).

          (3) Notice of Exercise and Payment. An Option shall be exercisable only by delivery of a written notice to the Company's Treasurer specifying the number of shares of Common Stock for which the Option is being exercised. If the shares of Common Stock acquired upon exercise of an Option are not at the time of exercise effectively registered under the Securities Act, the optionee shall provide to the Company, as a condition to the optionee's exercise of the Option, a letter, in form and substance satisfactory to the Company, to the effect that the shares are being purchased for the optionee's own account for investment and not with a view to distribute or resale, and to such other effects as the Company deems necessary or appropriate to comply with federal and applicable state securities laws. Payment shall be made in full at the time the Option is exercised. Payment shall be made by:

             (i) cash;

             (ii) delivery and assignment to the Company of shares of Common Stock owned by the optionee;

             (iii) a combination of (i) and (ii); or

             (iv) delivery of a written exercise notice, including irrevocable instructions to the Company to deliver the stock certificates issuable upon exercise of the Option directly to a broker named in the notice that has agreed to participate in a "cashless" exercise on behalf of the optionee.

Upon the optionee's satisfaction of all conditions required for the exercise of the Option and payment in full of the purchase price for the shares being acquired, the Company shall, within a reasonable period of time following such exercise, deliver a certificate representing the shares of Common Stock so acquired; provided, that the Company may postpone issuance and deliver of shares upon any exercise of an Option to the extent necessary or advisable to comply with applicable exchange listing requirements, National Association of Securities Dealers, Inc. ("NASD") requirements, or federal or state securities laws.

          (4) Nontransferability of Option. No Option shall be transferable by the optionee otherwise than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by the optionee (or the optionee's guardian or legal representative).

          (5) Termination of Options. Each option agreement evidencing an Option shall contain provisions for the termination of the Option if the optionee ceases for any reason to be a Director, which provisions shall be as follows:

             (i) Termination With Consent. If the Optionee ceases to be a Director of the Company or a Subsidiary and at the time of termination the Company consents in writing to the optionee's exercise of an Option following such termination, then the optionee may, at any time within a period of 90 days following the date of such termination, exercise such Option to the extent that the Option was exercisable on the date the optionee ceased to be a Director;

             (ii) Retirement. If the optionee ceases to be a Director by reason of retirement at or after age 65, then the optionee may, at any time within a period of 90 days following the date of such termination, exercise each Option held by the optionee on such date to the full extent of the Option;

             (iii) Death or Disability. In the event of the Optionee's death or disability (within the meaning of Code Section 22(e)(3)) either (x) while a Director or (y) while eligible to exercise an Option under Subsections 8(5)(i) or (ii) above, then the optionee (or the optionee's legal representative, executor, administrator, or person acquiring an Option by bequest or inheritance) may, at any time within a period of one year following the date of the optionee's death or commencement of disability, exercise each Option held by the optionee on such date to the full extent of the Option; and

             (iv) Other Termination. If the optionee ceases to be a Director for any reason other than those enumerated in Subsections 8(5)(i) through (iii) above, each Option granted to the optionee to the extent outstanding on the date of such termination, shall terminate immediately on such termination and may not be exercised thereafter;

provided, however, that no Option may be exercised to any extent by anyone after the date of expiration of the Option's term, except that an Option shall remain exercisable as provided in Subsection 8(5)(iii) regardless of the Option's term.

          (6) Legends. Any restriction on transfer of shares of Common Stock provided in this Plan or in the option agreement evidencing any Option shall be noted or referred to conspicuously on each certificate evidencing such shares.

     9. Adjustment for Changes in Capitalization. Appropriate and equitable adjustment shall be made in the maximum number of shares of Common Stock subject to the Plan under Section 4 and, subject to Section 10, in the number, kind and option price of shares of Common Stock subject to then outstanding Options to give effect to any changes in the outstanding Common Stock by reason of any stock dividend, stock split, stock combination, merger, consolidation, reorganization, recapitalization or any other change in the capital structure of the Company affecting the Common Stock after the effective date of the Plan.

     10. Change in Control; Merger, Etc.

          (1) Change in Control. Upon the occurrence of any of the events listed below, all outstanding Options held by all optionees pursuant to this Plan shall become immediately exercisable in full. The events are as follows:

             (i) The sale by the Company of all or substantially all of its assets, or all or substantially all of the assets of its Subsidiaries, taken as a whole;

             (ii) Any of the following events if, immediately following such event, a majority of the Directors consists of persons who were not Directors immediately prior to the date of such event:

                (a) the sale of 50% or more of the outstanding shares of Common Stock of the Company in a single transaction or related series of transactions;

                (b) the consummation of a tender offer (by a party other than the Company) for more than 50% of the outstanding shares of Common Stock of the Company; or

                (c) subject to Section 10(2) below, the consummation of a merger or consolidation involving the Company; or

             (iii) An election of new Directors if immediately following such election a majority of the Directors consists of persons who were not nominated by the Board or the nominating committee thereof to stand for election as Directors in such election.

          (2) Where Company Does Not Survive. In the event of a merger or consolidation to which the Company is a party but is not the surviving company, the Committee in its discretion may vote to negate and give no effect to the acceleration of Options pursuant to Section 10(1)(ii)(c), but only if and to the extent that an executed agreement of merger or consolidation provides that the optionee holding such an Option shall receive the same merger consideration as the optionee would have received as a stockholder of the Company had the exercisability of the Option been accelerated in accordance with Section 10(1)(ii)(c) and had the optionee, immediately prior to the merger or consolidation, exercised the Option for the full number of shares subject thereto, paid the exercise price in full, and satisfied all other conditions for the exercise of the Option.

          (3) Liquidation or Dissolution. The provisions of Section 8 and Subsections 10(1) and (2) shall not cause any Option to terminate other than in accordance with other applicable provisions of the Plan. However, in the event of the liquidation or dissolution of the Company, each outstanding Option shall terminate, except to the extent otherwise specifically provided in the option agreement evidencing the Option.

     11. Rights of Optionees. An optionee shall have no rights as a stockholder with respect to any shares of Common Stock covered by his or her Option until the date the Option has been exercised and the full purchase price for such shares has been received by the Company.

     12. Amendment and Termination of the Plan. Unless sooner terminated by the Board, the Plan shall terminate, so that no Options may be granted pursuant to it thereafter, on April 24, 2004. The Board may at any time amend, suspend or terminate the Plan in its discretion without further action on the part of the stockholders of the Company, except that:

          (1) no such amendment, suspension or termination of the Plan shall adversely affect or impair any then outstanding Option without the consent of the optionee holding the Option; and

          (2) any such amendment, suspension or termination that requires approval by the stockholders of the Company to comply with applicable provisions of the Code, rules promulgated pursuant to Section 16 of the Exchange Act, applicable state law or NASD or exchange listing requirements shall be subject to approval by the stockholders of the Company within the applicable time period prescribed thereunder, and shall be null and void if such approval is not obtained.

                                                                         ANNEX E

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251
(g) of this title), sec.252, sec.254, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof)or depositary receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders.

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record dates shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 120, L. '97, eff. 7-1-97.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The following summary is qualified in its entirety by reference to the complete statute, Certificate of Incorporation, Bylaws and agreement referred to below.

     Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) against the expenses, (including attorney's fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses as such court shall deem proper.

     As permitted by Section 102(b)(7) of the DGCL, the Amended and Restated Certificate of Incorporation of the Registrant filed herewith (the "Restated Certificate of Incorporation") provides that no director shall be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, and (iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Bylaws provide indemnification of the Registrant's directors and officers, both past and present, to the fullest extent permitted by the DGCL, and allow the Registrant to advance or reimburse litigation expenses upon submission by the director or officer of an undertaking to repay such advances or reimbursements if it is ultimately determined that indemnification is not available to such director or officer pursuant to the Bylaws. The Registrant's Bylaws will also authorize the Registrant to purchase and maintain insurance on behalf of an officer or director, past or present, against any liability asserted against him in any such capacity whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the Restated Certificate of Incorporation or Section 145 of the DGCL.

     The Registrant has entered into indemnification agreements with each of its directors and certain of its executive officers. The indemnification agreements require the Registrant, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   2.1     --  Plan and Agreement of Merger dated as of November 25, 1997 among Budget Group, Inc., Cruise America, Inc. and CA
               Acquisition Corporation (incorporated by reference to
               Exhibit 2.1 of Registration Statement on Form S-4, File No.
               333-42327, dated December 16, 1997, as amended by Amendment
               No. 1 to Form S-4 dated December 29, 1997).
   2.2     --  Agreement and Plan of Merger dated as of March 4, 1998 by and among Budget Group, Inc., BDG Corporation, Ryder TRS
               Inc., and certain other parties (reference is made to Annex
               B of the Joint Proxy Statement/Prospectus included as a part of this Registration Statement).
   2.3     --  Amendment No. 1 to Agreement and Plan of Merger dated as of
               March 16, 1998 by and among Budget Group, Inc., BDG
               Corporation, Ryder TRS Inc., and certain other parties
               (reference is made to Annex B to the Joint Proxy
               Statement/Prospectus included as a part of this Registration
               Statement).
   2.4     --  Common Stock Purchase Agreement, dated as of January 13,
               1997, between John J. Nevin and the Registrant (incorporated by reference to Exhibit 2.7 to the Registrant's Registration
               Statement on Form S-1, File No. 333-21691, dated February
               12, 1997).
   2.5     --  Budget Stock Purchase Agreement, dated as of January 13,
               1997, between Budget Rent-a-Car Corporation and Team Rental
               Group, Inc. (currently known as Budget Group, Inc.)
               (incorporated by reference to Exhibit 2.8 to the
               Registrant's Registration Statement on Form S-1, File No.
               333-21691, dated February 12, 1997).
   3.1     --  Amended and Restated Certificate of Incorporation of the
               Registrant (incorporated by reference to Exhibit 3.1 to
               Registrant's Registration Statement on Form S-1, File No.
               33-78274, dated April 28, 1994).
   3.2     --  Amendment to Amended and Restated Certificate of
               Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Registrant's
               Registration Statement on Form S-1, File No. 333-4507, dated
               June 28, 1996).
   3.3     --  Amendment to Amended and Restated Certificate of
               Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's Registration Statement on
               Form S-1, File No. 333-34799, dated September 26, 1997).
   3.4     --  By-Laws of the Registrant (incorporated by reference to
               Exhibit 3.2 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
   4.1     --  Specimen Stock Certificate (incorporated by reference to
               Exhibit 4.1 to the Registrant's Registration Statement on
               Form S-1, File No. 333-34799, dated September 26, 1997).
   4.2     --  Base Indenture between Team Fleet Financing Corporation, as
               Issuer, Team Rental Group, Inc., as Servicer and Team
               Interestholder, and Bankers Trust Company, as Trustee,
               relating to Rental Car Asset Backed Notes (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).
   4.3     --  Supplemental Indenture relating to Rental Car Asset Backed
               Notes (incorporated by reference to Exhibit 4.2 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1994).
   4.4     --  Base Indenture among BRAC SOCAL Funding Corporation, as
               Issuer, BRAC-OPCO, Inc., as Servicer and Retained
               Interestholder, and Bankers Trust Company, as Trustee
               (incorporated by reference to Exhibit 4.5 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1995).
   4.5     --  Series 1995-1 Supplement to Base Indenture among BRAC SOCAL
               Funding Corporation, as Issuer, BRAC-OPCO, Inc., as Servicer
               and Retained Interestholder, and Bankers Trust Company, as
               Trustee (incorporated by reference to Exhibit 4.6 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1995).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   4.6     --  Supplement No. 1 to Indenture, dated as of October 20, 1995, among BRAC SOCAL Funding Corporation, BRAC-OPCO, Inc., Team
               Rental of Southern California, Inc. and Bankers Trust
               Company, as Trustee (incorporated by reference to Exhibit
               4.7 to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1995).
   4.8     --  Registration Rights Agreement, dated as of August 25, 1994, among the Registrant, Brian Britton, Jeffrey Congdon,
               Richard Hinkle, John Kennedy, Sanford Miller and Richard
               Sapia (incorporated by reference to Exhibit 10.23 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1994).
   4.8     --  Indenture dated as of December, 1997 between the Company and the Chase Manhattan Bank, as Trustee (incorporated herein by reference from the Company's Registration Statement on Form
               S-3, File No. 33341093, dated November 26, 1997, as amended by Amendment No. 1 to Form S-3 dated January 7, 1998).
   4.8     --  Form of Indenture dated as of January 8, 1998 between the
               Company and The Chase Manhattan Bank, as Trustee
               (incorporated herein by reference from the Company's
               Registration Statement on Form S-3, File No. 33341093, dated
               November 26, 1997, as amended by Amendment No. 1 to Form S-3 dated January 7, 1998).
   4.9     --  First Amendment to Registration Rights Agreement, dated as of November 1, 1994, among the Registrant, Brian Britton,
               Jeffrey Congdon, Richard Hinkle, John Kennedy, Sanford
               Miller and Richard Sapia (incorporated by reference to
               Exhibit 10.24 to the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1994).
   4.10    --  Letter Agreement, dated as of November 1, 1994, between
               Andrew Klein and the Registrant acknowledging that Andrew
               Klein is a party to the Registration Rights Agreement, dated as of August 25, 1994, as amended (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form
               10-K for the year ended December 31, 1994).
   4.11    --  Registration Rights Agreement, dated as of October 20, 1995, between Team Rental Group, Inc. and Budget Rent-a-Car of
               Southern California (incorporated by reference to Exhibit
               4.12 to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1995).
   4.12    --  Registration Rights Agreement, dated as of December 1, 1996, between Team Rental Group, Inc. and the holders of the
               Convertible Subordinated Notes (incorporated by reference to
               Exhibit 4.12 to the Registrant's Registration Statement on
               Form S-1, File No. 333-21691, dated February 12, 1997).
   4.13    --  Warrant No. 1-1994, dated as of August 24, 1994, to purchase
               175,000 shares of Class A Common Stock, par value $.01 per share, of the Registrant, issued to Budget Rent-a-Car
               Corporation (incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the year
               ended December 31, 1994).
   4.14    --  NationsBank Warrant dated as of April 26, 1996 (incorporated by reference to Exhibit 4.14 to the Registrant's
               Registration Statement on Form S-1, File No. 333-21691,
               dated February 12, 1997).
   4.15    --  Amended and Restated Base Indenture dated as of December 1,
               1996 among Team Fleet Financing Corporation, as Issuer, Team
               Rental Group, Inc., as Servicer and Team Interestholder, and
               Bankers Trust Registrant, as Trustee (incorporated by
               reference to Exhibit 4.15 to the Registrant's Registration
               Statement on Form S-1, File No. 333-21691, dated February
               12, 1997).
   4.16    --  Series 1996-1 Supplement to the Amended and Restated Base
               Indenture dated as of December 1, 1996 among Team Fleet
               Financing Corporation, as Issuer, Team Rental Group, Inc.,
               as Servicer and Team Interestholder, and Bankers Trust
               Company, as Trustee (incorporated by reference to Exhibit
               4.16 to the Registrant's Registration Statement on Form S-1,
               File No. 333-21691, dated February 12, 1997).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   4.17    --  Amended and Restated Master Motor Vehicle Lease Agreement
               dated as of December 1, 1996 among Team Fleet Financing
               Corporation, as Lessor, Team Rental Group, Inc., as
               Guarantor, and certain subsidiaries of Team Rental Group,
               Inc., as lessees (incorporated by reference to Exhibit 4.17 to the Registrant's Registration Statement on Form S-1, File
               No. 333-21691, dated February 12, 1997).
   4.18    --  Motor Vehicle Lease Agreement Series 1996-1 dated as of
               December 1, 1996 among Team Fleet Financing Corporation, as
               Lessor, Team Rental Group, Inc., as Guarantor, and certain subsidiaries of Team Rental Group, Inc., as lessees
               (incorporated by reference to Exhibit 4.18 to the
               Registrant's Registration Statement on Form S-1, File No.
               333-21691, dated February 12, 1997).
   4.19    --  Registration Rights Agreement, dated as of November 6, 1997, among the Registrant and the Stockholders of Budget Rent a
               Car of St. Louis, Inc. (incorporated by reference to Exhibit
               4.7 of the Registrant's Registration Statement on Form S-3,
               File No. 333-41093, dated November 26, 1997).
   5.1     --  Opinion of King & Spalding.*
  10.1     --  Amended and Restated Sublicense Agreement, dated as of
               October 20, 1995, between Budget Rent-a-Car of Southern
               California and Team Rental of Southern California, Inc.,
               along with Corporate Guaranty of Team Rental Group, dated as of October 20, 1995 (incorporated by reference to Exhibit
               10.11 to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1995).
  10.2     --  Lease Agreement dated September 1, 1993 between Miller and
               Hinkle, a Florida general partnership, and Capital City
               Leasing, Inc., as amended by First Amendment dated as of
               July 1, 1994 (Henrico County, Virginia) (incorporated by
               reference to Exhibit 10.41 to Amendment No. 3 to the
               Registrant's Registration Statement on Form S-1, File No.
               33-78274, dated August 12, 1994).
  10.3     --  Lease Agreement dated June 1, 1994 between Miller and
               Hinkle, a Florida general partnership, and Capital City
               Leasing, Inc. (Chesterfield County, Virginia) (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the
               Registrant's Registration Statement on Form S-1, File No.
               333-4507, dated June 13, 1996).
  10.4     --  Lease Agreement dated as of September 12, 1995 between MCK
               Real Estate Corporation, Team Car Sales of Richmond, Inc.
               and Team Rental Group, Inc. (incorporated by reference to
               Exhibit 10.24 to the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1995).
  10.5     --  Agreement of Lease dated as of August 31, 1995 between MCK
               Real Estate Corporation and Team Rental of Philadelphia,
               Inc. (incorporated by reference to Exhibit 10.25 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1995).
  10.6     --  Supply Agreement among Ford Motor Company, Team Rental
               Group, Inc. and Budget Rent-a-Car Corporation (incorporated by reference to Exhibit 10.6 to the Registrant's
               Registration Statement on Form S-1, File No. 333-21691,
               dated February 12, 1997).
  10.7     --  Advertising Agreement between Ford Motor Company and Budget
               Rent-a-Car Corporation (incorporated by reference to Exhibit
               10.7 to the Registrant's Registration Statement on Form S-1,
               File No. 333-21691, dated February 12, 1997).
  10.8     --  Promissory Note, dated October 20, 1995, from Team Rental of
               Southern California, Inc. to Budget Rent-a-Car of Southern
               California in the principal amount of approximately
               $4,775,000 (incorporated by reference to Exhibit 10.46 to
               the Registrant's Annual Report on Form 10-K for the year
               ended December 31, 1995).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  10.9     --  Subordinated Notes Purchase Agreement, dated as of December
               1, 1996, by and between the Registrant and the investors
               listed therein (incorporated by reference to Exhibit 10.20 of the Registrant's Registration Statement on Form S-1, File
               No. 333-21691, dated February 12, 1997).
  10.10    --  Subordination Agreement, dated as of October 20, 1995, among
               Budget Rent-a-Car of Southern California, BRAC-OPCO, Inc.,
               Team Rental Group, Inc. and Team Rental of Southern
               California (incorporated by reference to Exhibit 10.49 to
               the Registrant's Annual Report on Form 10-K for the year
               ended December 31, 1995).
  10.11    --  Shareholders' Agreement, dated as of October 20, 1995, by and among Team Rental Group, Inc., the holders of the
               Company's Class B Common Stock, and Budget Rent-a-Car of
               Southern California (incorporated by reference to Exhibit
               10.50 to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1995).
  10.12    --  1994 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement
               on Form S-1, File No. 33-78274, dated April 28, 1994).
  10.13    --  Amendment No. 1 to 1994 Incentive Stock Option Plan
               (incorporated by reference to Exhibit 10.54 to Amendment No.
               2 to the Registrant's Registration Statement on Form S-1,
               File No. 333-4507, dated June 28, 1996).
  10.14    --  1994 Director's Plan (incorporated by reference to Exhibit
               10.28 to the Registrant's Registration Statement on Form
               S-1, File No. 33-78274, dated April 28, 1994).
  10.15    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and Sanford Miller (incorporated by reference to
               Exhibit 10.29 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.16    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and John Kennedy (incorporated by reference to
               Exhibit 10.30 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.17    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and Jeffrey Congdon (incorporated by reference to
               Exhibit 10.31 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.18    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and Ronald Agronin (incorporated by reference to
               Exhibit 10.32 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.19    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and Stephen Weber (incorporated by reference to
               Exhibit 10.33 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.20    --  Form of Forbearance Agreement dated as of January 1, 1998 between the Company and each of Messrs. Miller, Congdon and
               Kennedy (incorporated by reference to Exhibit 10.20 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1997).
  10.21    --  Form of Executive Agreement dated as of January 1, 1998 between the Company and each of Messrs. Miller, Congdon and
               Kennedy (incorporated by reference to Exhibit 10.21 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1997).
  10.22    --  Senior Note Purchase Agreement dated as of April 23, 1997 between Budget Rent a Car Corporation, as Issuer, and the
               Registrant, as Guarantor (incorporated by reference to
               Exhibit 10.22 to the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1997).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  10.23    --  Credit Agreement dated as of April 29, 1997 among Budget
               Rent a Car Corporation, as the Borrower, Budget Group, Inc.,
               as a Guarantor, and Certain Financial Institutions, as the
               Lenders, Credit Suisse First Boston, as a Co-Syndication
               Agent and the Administrative Agent, and NationsBanc Capital
               Markets, Inc., as a Co-Syndication Agent and the
               Documentation Agent, as amended by First Amendment to Credit
               Agreement dated as of October 24, 1997, Amendment and Waiver
               No. 2 to Credit Agreement dated as of January 28, 1998 and
               Amendment No. 3 to Credit Agreement dated as of March 13,
               1998 (incorporated by reference to Exhibit 10.23 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1997).
  10.24    --  Second Amendment 1994 Incentive Stock Option Plan.
  10.25    --  1997 Amendment 1994 Directors' Stock Option Plan.
  16.1     --  Letter re: Change in Certifying Accountant (incorporated by reference to Exhibit 16 to the Registrant's Current Report on Form 8-K dated November 26, 1996, as amended).
  21.1     --  Subsidiaries of the Registrant (incorporated by reference to
               Exhibit 21.1 to the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1997).
  23.1     --  Consent of Arthur Andersen LLP.
  23.2     --  Consent of Deloitte & Touche LLP.
  23.3     --  Consent of KPMG Peat Marwick LLP.
  23.4     --  Consent of Coopers & Lybrand L.L.P.
  23.5     --  Consent of KPMG Peat Marwick LLP.
  23.6     --  Consent of Jay Alix.*
  23.7     --  Consent of King & Spalding (included in Exhibit 5.1).
  24.1     --  Power of Attorney (included on Page II-8).
  99.1     --  Form of Proxy.

     b. Financial Statement Schedules.

     None.
---------------

* To be filed by amendment.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lisle, State of Illinois, on April 8, 1998.

                                          Budget Group, Inc.

                                          By:     /s/ ROBERT L. APRATI
                                            ------------------------------------
                                            Robert L. Aprati
                                            Executive Vice President
                                            and General Counsel

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Budget Group, Inc. do hereby constitute and appoint Robert L. Aprati and Scott R. White, and each or any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                 /s/ SANFORD MILLER                    Chairman of the Board and Chief  April 8, 1998
-----------------------------------------------------    Executive Officer (Principal
                   Sanford Miller                        Executive Officer) and
                                                         Director

                  /s/ JOHN KENNEDY                     Vice Chairman and Director       April 8, 1998
-----------------------------------------------------
                    John Kennedy

                 /s/ JEFFREY CONGDON                   Vice Chairman and Director       April 8, 1998
-----------------------------------------------------
                   Jeffrey Congdon

                 /s/ MICHAEL CLAUER                    Chief Financial Officer          April 8, 1998
-----------------------------------------------------    (Principal Financial Officer)
                   Michael Clauer

                   /s/ THOMAS KRAM                     Vice President -- Controller     April 8, 1998
-----------------------------------------------------    (Principal Accounting
                     Thomas Kram                         Officer)

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                /s/ RONALD D. AGRONIN                             Director              April 8, 1998
-----------------------------------------------------
                  Ronald D. Agronin

                /s/ STEPHEN L. WEBER                              Director              March 31, 1998
-----------------------------------------------------
                  Stephen L. Weber

                 /s/ JEFFREY MIRKIN                               Director              April 8, 1998
-----------------------------------------------------
                   Jeffrey Mirkin

                /s/ JAMES F. CALVANO                              Director              April 8, 1998
-----------------------------------------------------
                  James F. Calvano

                /s/ MARTIN P. GREGOR                              Director              April 1, 1998
-----------------------------------------------------
                  Martin P. Gregor

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   2.1     --  Plan and Agreement of Merger dated as of November 25, 1997 among Budget Group, Inc., Cruise America, Inc. and CA
               Acquisition Corporation (incorporated by reference to
               Exhibit 2.1 of Registration Statement on Form S-4, File No.
               333-42327, dated December 16, 1997, as amended by Amendment
               No. 1 to Form S-4 dated December 29, 1997).
   2.2     --  Agreement and Plan of Merger dated as of March 4, 1998 by and among Budget Group, Inc., BDG Corporation, Ryder TRS
               Inc., and certain other parties (reference is made to Annex
               B of the Joint Proxy Statement/Prospectus included as a part of this Registration Statement).
   2.3     --  Amendment No. 1 to Agreement and Plan of Merger dated as of
               March 16, 1998 by and among Budget Group, Inc., BDG
               Corporation, Ryder TRS Inc., and certain other parties
               (reference is made to Annex B to the Joint Proxy
               Statement/Prospectus included as part of this Registration
               Statement).
   2.4     --  Common Stock Purchase Agreement, dated as of January 13,
               1997, between John J. Nevin and the Registrant (incorporated by reference to Exhibit 2.7 to the Registrant's Registration
               Statement on Form S-1, File No. 333-21691, dated February
               12, 1997).
   2.5     --  Budget Stock Purchase Agreement, dated as of January 13,
               1997, between Budget Rent-a-Car Corporation and Team Rental
               Group, Inc. (currently known as Budget Group, Inc.)
               (incorporated by reference to Exhibit 2.8 to the
               Registrant's Registration Statement on Form S-1, File No.
               333-21691, dated February 12, 1997).
   3.1     --  Amended and Restated Certificate of Incorporation of the
               Registrant (incorporated by reference to Exhibit 3.1 to
               Registrant's Registration Statement on Form S-1, File No.
               33-78274, dated April 28, 1994).
   3.2     --  Amendment to Amended and Restated Certificate of
               Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Registrant's
               Registration Statement on Form S-1, File No. 333-4507, dated
               June 28, 1996).
   3.3     --  Amendment to Amended and Restated Certificate of
               Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's Registration Statement on
               Form S-1, File No. 333-34799, dated September 26, 1997).
   3.4     --  By-Laws of the Registrant (incorporated by reference to
               Exhibit 3.2 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
   4.1     --  Specimen Stock Certificate (incorporated by reference to
               Exhibit 4.1 to the Registrant's Registration Statement on
               Form S-1, File No. 333-34799, dated September 26, 1997).
   4.2     --  Base Indenture between Team Fleet Financing Corporation, as
               Issuer, Team Rental Group, Inc., as Servicer and Team
               Interestholder, and Bankers Trust Company, as Trustee,
               relating to Rental Car Asset Backed Notes (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).
   4.3     --  Supplemental Indenture relating to Rental Car Asset Backed
               Notes (incorporated by reference to Exhibit 4.2 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1994).
   4.4     --  Base Indenture among BRAC SOCAL Funding Corporation, as
               Issuer, BRAC-OPCO, Inc., as Servicer and Retained
               Interestholder, and Bankers Trust Company, as Trustee
               (incorporated by reference to Exhibit 4.5 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1995).
   4.5     --  Series 1995-1 Supplement to Base Indenture among BRAC SOCAL
               Funding Corporation, as Issuer, BRAC-OPCO, Inc., as Servicer
               and Retained Interestholder, and Bankers Trust Company, as
               Trustee (incorporated by reference to Exhibit 4.6 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1995).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   4.6     --  Supplement No. 1 to Indenture, dated as of October 20, 1995, among BRAC SOCAL Funding Corporation, BRAC-OPCO, Inc., Team
               Rental of Southern California, Inc. and Bankers Trust
               Company, as Trustee (incorporated by reference to Exhibit
               4.7 to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1995).
   4.8     --  Registration Rights Agreement, dated as of August 25, 1994, among the Registrant, Brian Britton, Jeffrey Congdon,
               Richard Hinkle, John Kennedy, Sanford Miller and Richard
               Sapia (incorporated by reference to Exhibit 10.23 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1994).
   4.8     --  Indenture dated as of December, 1997 between the Company and the Chase Manhattan Bank, as Trustee (incorporated herein by reference from the Company's Registration Statement on Form
               S-3, File No. 33341093, dated November 26, 1997, as amended by Amendment No. 1 to Form S-3 dated January 7, 1998).
   4.8     --  Form of Indenture dated as of January 8, 1998 between the
               Company and The Chase Manhattan Bank, as Trustee
               (incorporated herein by reference from the Company's
               Registration Statement on Form S-3, File No. 33341093, dated
               November 26, 1997, as amended by Amendment No. 1 to Form S-3 dated January 7, 1998).
   4.9     --  First Amendment to Registration Rights Agreement, dated as of November 1, 1994, among the Registrant, Brian Britton,
               Jeffrey Congdon, Richard Hinkle, John Kennedy, Sanford
               Miller and Richard Sapia (incorporated by reference to
               Exhibit 10.24 to the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1994).
   4.10    --  Letter Agreement, dated as of November 1, 1994, between
               Andrew Klein and the Registrant acknowledging that Andrew
               Klein is a party to the Registration Rights Agreement, dated as of August 25, 1994, as amended (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form
               10-K for the year ended December 31, 1994).
   4.11    --  Registration Rights Agreement, dated as of October 20, 1995, between Team Rental Group, Inc. and Budget Rent-a-Car of
               Southern California (incorporated by reference to Exhibit
               4.12 to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1995).
   4.12    --  Registration Rights Agreement, dated as of December 1, 1996, between Team Rental Group, Inc. and the holders of the
               Convertible Subordinated Notes (incorporated by reference to
               Exhibit 4.12 to the Registrant's Registration Statement on
               Form S-1, File No. 333-21691, dated February 12, 1997).
   4.13    --  Warrant No. 1-1994, dated as of August 24, 1994, to purchase
               175,000 shares of Class A Common Stock, par value $.01 per share, of the Registrant, issued to Budget Rent-a-Car
               Corporation (incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the year
               ended December 31, 1994).
   4.14    --  NationsBank Warrant dated as of April 26, 1996 (incorporated by reference to Exhibit 4.14 to the Registrant's
               Registration Statement on Form S-1, File No. 333-21691,
               dated February 12, 1997).
   4.15    --  Amended and Restated Base Indenture dated as of December 1,
               1996 among Team Fleet Financing Corporation, as Issuer, Team
               Rental Group, Inc., as Servicer and Team Interestholder, and
               Bankers Trust Registrant, as Trustee (incorporated by
               reference to Exhibit 4.15 to the Registrant's Registration
               Statement on Form S-1, File No. 333-21691, dated February
               12, 1997).
   4.16    --  Series 1996-1 Supplement to the Amended and Restated Base
               Indenture dated as of December 1, 1996 among Team Fleet
               Financing Corporation, as Issuer, Team Rental Group, Inc.,
               as Servicer and Team Interestholder, and Bankers Trust
               Company, as Trustee (incorporated by reference to Exhibit
               4.16 to the Registrant's Registration Statement on Form S-1,
               File No. 333-21691, dated February 12, 1997).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   4.17    --  Amended and Restated Master Motor Vehicle Lease Agreement
               dated as of December 1, 1996 among Team Fleet Financing
               Corporation, as Lessor, Team Rental Group, Inc., as
               Guarantor, and certain subsidiaries of Team Rental Group,
               Inc., as lessees (incorporated by reference to Exhibit 4.17 to the Registrant's Registration Statement on Form S-1, File
               No. 333-21691, dated February 12, 1997).
   4.18    --  Motor Vehicle Lease Agreement Series 1996-1 dated as of
               December 1, 1996 among Team Fleet Financing Corporation, as
               Lessor, Team Rental Group, Inc., as Guarantor, and certain subsidiaries of Team Rental Group, Inc., as lessees
               (incorporated by reference to Exhibit 4.18 to the
               Registrant's Registration Statement on Form S-1, File No.
               333-21691, dated February 12, 1997).
   4.19    --  Registration Rights Agreement, dated as of November 6, 1997, among the Registrant and the Stockholders of Budget Rent a
               Car of St. Louis, Inc. (incorporated by reference to Exhibit
               4.7 of the Registrant's Registration Statement on Form S-3,
               File No. 333-41093, dated November 26, 1997).
   5.1     --  Opinion of King & Spalding.*
  10.1     --  Amended and Restated Sublicense Agreement, dated as of
               October 20, 1995, between Budget Rent-a-Car of Southern
               California and Team Rental of Southern California, Inc.,
               along with Corporate Guaranty of Team Rental Group, dated as of October 20, 1995 (incorporated by reference to Exhibit
               10.11 to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1995).
  10.2     --  Lease Agreement dated September 1, 1993 between Miller and
               Hinkle, a Florida general partnership, and Capital City
               Leasing, Inc., as amended by First Amendment dated as of
               July 1, 1994 (Henrico County, Virginia) (incorporated by
               reference to Exhibit 10.41 to Amendment No. 3 to the
               Registrant's Registration Statement on Form S-1, File No.
               33-78274, dated August 12, 1994).
  10.3     --  Lease Agreement dated June 1, 1994 between Miller and
               Hinkle, a Florida general partnership, and Capital City
               Leasing, Inc. (Chesterfield County, Virginia) (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the
               Registrant's Registration Statement on Form S-1, File No.
               333-4507, dated June 13, 1996).
  10.4     --  Lease Agreement dated as of September 12, 1995 between MCK
               Real Estate Corporation, Team Car Sales of Richmond, Inc.
               and Team Rental Group, Inc. (incorporated by reference to
               Exhibit 10.24 to the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1995).
  10.5     --  Agreement of Lease dated as of August 31, 1995 between MCK
               Real Estate Corporation and Team Rental of Philadelphia,
               Inc. (incorporated by reference to Exhibit 10.25 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1995).
  10.6     --  Supply Agreement among Ford Motor Company, Team Rental
               Group, Inc. and Budget Rent-a-Car Corporation (incorporated by reference to Exhibit 10.6 to the Registrant's
               Registration Statement on Form S-1, File No. 333-21691,
               dated February 12, 1997).
  10.7     --  Advertising Agreement between Ford Motor Company and Budget
               Rent-a-Car Corporation (incorporated by reference to Exhibit
               10.7 to the Registrant's Registration Statement on Form S-1,
               File No. 333-21691, dated February 12, 1997).
  10.8     --  Promissory Note, dated October 20, 1995, from Team Rental of
               Southern California, Inc. to Budget Rent-a-Car of Southern
               California in the principal amount of approximately
               $4,775,000 (incorporated by reference to Exhibit 10.46 to
               the Registrant's Annual Report on Form 10-K for the year
               ended December 31, 1995).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  10.9     --  Subordinated Notes Purchase Agreement, dated as of December
               1, 1996, by and between the Registrant and the investors
               listed therein (incorporated by reference to Exhibit 10.20 of the Registrant's Registration Statement on Form S-1, File
               No. 333-21691, dated February 12, 1997).
  10.10    --  Subordination Agreement, dated as of October 20, 1995, among
               Budget Rent-a-Car of Southern California, BRAC-OPCO, Inc.,
               Team Rental Group, Inc. and Team Rental of Southern
               California (incorporated by reference to Exhibit 10.49 to
               the Registrant's Annual Report on Form 10-K for the year
               ended December 31, 1995).
  10.11    --  Shareholders' Agreement, dated as of October 20, 1995, by and among Team Rental Group, Inc., the holders of the
               Company's Class B Common Stock, and Budget Rent-a-Car of
               Southern California (incorporated by reference to Exhibit
               10.50 to the Registrant's Annual Report on Form 10-K for the
               year ended December 31, 1995).
  10.12    --  1994 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement
               on Form S-1, File No. 33-78274, dated April 28, 1994).
  10.13    --  Amendment No. 1 to 1994 Incentive Stock Option Plan
               (incorporated by reference to Exhibit 10.54 to Amendment No.
               2 to the Registrant's Registration Statement on Form S-1,
               File No. 333-4507, dated June 28, 1996).
  10.14    --  1994 Director's Plan (incorporated by reference to Exhibit
               10.28 to the Registrant's Registration Statement on Form
               S-1, File No. 33-78274, dated April 28, 1994).
  10.15    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and Sanford Miller (incorporated by reference to
               Exhibit 10.29 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.16    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and John Kennedy (incorporated by reference to
               Exhibit 10.30 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.17    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and Jeffrey Congdon (incorporated by reference to
               Exhibit 10.31 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.18    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and Ronald Agronin (incorporated by reference to
               Exhibit 10.32 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.19    --  Indemnification Agreement dated April 25, 1994 between the
               Registrant and Stephen Weber (incorporated by reference to
               Exhibit 10.33 to the Registrant's Registration Statement on
               Form S-1, File No. 33-78274, dated April 28, 1994).
  10.20    --  Form of Forbearance Agreement dated as of January 1, 1998 between the Company and each of Messrs. Miller, Congdon and
               Kennedy (incorporated by reference to Exhibit 10.20 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1997).
  10.21    --  Form of Executive Agreement dated as of January 1, 1998 between the Company and each of Messrs. Miller, Congdon and
               Kennedy (incorporated by reference to Exhibit 10.21 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1997).
  10.22    --  Senior Note Purchase Agreement dated as of April 23, 1997 between Budget Rent a Car Corporation, as Issuer, and the
               Registrant, as Guarantor (incorporated by reference to
               Exhibit 10.22 to the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1997).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  10.23    --  Credit Agreement dated as of April 29, 1997 among Budget
               Rent a Car Corporation, as the Borrower, Budget Group, Inc.,
               as a Guarantor, and Certain Financial Institutions, as the
               Lenders, Credit Suisse First Boston, as a Co-Syndication
               Agent and the Administrative Agent and NationsBanc Capital
               Markets, Inc., as a Co-Syndication Agent and the
               Documentation Agent, as amended by First Amendment to Credit
               Agreement dated as of October 24, 1997, Amendment and Waiver
               No. 2 to Credit Agreement dated as of January 28, 1998 and
               Amendment No. 3 to Credit Agreement dated as of March 13,
               1998. (incorporated by reference to Exhibit 10.23 to the
               Registrant's Annual Report on Form 10-K for the year ended
               December 31, 1997).
  10.24    --  Second Amendment 1994 Incentive Stock Option Plan.
  10.25    --  1997 Amendment 1994 Directors' Stock Option Plan.
  16.1     --  Letter re: Change in Certifying Accountant (incorporated by reference to Exhibit 16 to the Registrant's Current Report on Form 8-K dated November 26, 1996, as amended).
  21.1     --  Subsidiaries of the Registrant (incorporated by reference to
               Exhibit 21.1 to the Registrant's Annual Report on Form 10-K
               for the year ended December 31, 1997).
  23.1     --  Consent of Arthur Andersen LLP.
  23.2     --  Consent of Deloitte & Touche LLP.
  23.3     --  Consent of KPMG Peat Marwick LLP.
  23.4     --  Consent of Coopers & Lybrand L.L.P.
  23.5     --  Consent of KPMG Peat Marwick LLP.
  23.6     --  Consent of Jay Alix.*
  23.7     --  Consent of King & Spalding (included in Exhibit 5.1).
  24.1     --  Power of Attorney (included on Page II-8).
  99.1     --  Form of Proxy

     b. Financial Statement Schedules.

     None.
---------------

* To be filed by amendment.